As filed with the United States Securities and Exchange Commission on March 24, 2004

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

Aames Investment Corporation

(Exact Name of Registrant as Specified in Governing Instruments)

Maryland	6162	34-198-1408
(State or other jurisdiction of Incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

350 S. Grand Avenue, 43rd Floor

Los Angeles, CA 90071

(323) 210-5000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

John F. Madden, Jr., Esq.

Executive Vice President, Secretary and General Counsel

350 S. Grand Avenue, 43rd Floor

Los Angeles, CA 90071

(323) 210-5000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Kenneth E. Kohler, Esq.

Mayer, Brown, Rowe & Maw LLP

350 S. Grand Avenue, 25th Floor

Los Angeles, CA 90071

(213) 229-9500

Approximate date of commencement of proposed sale to the public:    As soon as practicable after this registration statement becomes effective.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per unit(1)	Proposed maximum aggregate offering price (2)	Amount of registration fee

Common Stock, par value $0.01 per share			$200,000,000	$25,340

(1)	To be determined and provided by amendment.
(2)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(f) under the Securities Act of 1933, as amended.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Aames Financial Corporation

350 South Grand Avenue, 43rd Floor

Los Angeles, California 90071

            , 2004

To our Stockholders:

I am pleased to invite you to attend a meeting of stockholders of Aames Financial Corporation, which will be held at the Omni Hotel, 251 South Olive Street, Los Angeles, California 90012, on             , May             , 2004 at 9:00 a.m., California time.

This proxy statement/prospectus is being sent to the stockholders of Aames Financial in connection with our plan to change our corporate structure to become a real estate investment trust, or REIT, for federal income tax purposes, and conduct an initial public offering of the shares of the common stock of the REIT. The plan is subject to approval by our board of directors and the recommendation of a special committee of the board of directors established by the board to further analyze and review the plan. The change of corporate structure will become effective concurrently with the completion of the initial public offering. The new structure involves Aames Investment Corporation, a newly-formed Maryland corporation that is a wholly owned subsidiary of Aames Financial and which will elect to be taxed as a REIT, becoming the parent company of Aames Financial as a result of a merger of Aames Newco, Inc., or Newco, a newly-formed wholly owned subsidiary of Aames Investment, with and into Aames Financial (which we refer to as the Aames Financial/Newco merger or the merger). After the Aames Financial/Newco merger, as part of the overall plan of reorganization, Aames Financial will merge with and into Aames TRS, Inc., or TRS, another newly-formed wholly owned subsidiary of Aames Investment, with TRS surviving, adopting the name Aames Financial Corporation and continuing to conduct the Aames Financial business.

This proxy statement/prospectus is asking Aames Financial stockholders to adopt the Aames Financial/Newco merger and not the Aames Financial/TRS merger.

The total consideration expected to be paid to holders of Aames Financial stock in the merger will be determined by Aames Financial’s board of directors at the time of and in connection with the pricing of the initial public offering of the shares of Aames Investment. However, we expect the total consideration to be paid to Aames Financial stockholders to be valued between $             and $             and to consist of a combination of cash and stock. The price per share of Aames Investment common stock issued in the initial public offering will also be determined at the time of the initial public offering. We expect that price to be between $             and $             per share. At $          price per share, Aames Financial common stockholders would receive          shares of Aames Investment common stock and $         in cash for each of their shares. Aames Investment’s initial public offering will be the source of the cash consideration paid in the merger. We expect that Aames Investment’s common stock will be traded on the New York Stock Exchange under the symbol “            .”

Holders of a majority of the voting power of all outstanding shares of Aames Financial stock and a majority of the voting power of the outstanding shares of preferred stock voting as a single class must adopt the agreement and plan of merger providing for the Aames Financial/Newco merger. In order to receive the necessary stockholder votes, the affirmative vote is required of Specialty Finance Partners, our largest stockholder, that, at March 16, 2004, controlled 90.0% of the voting power of the outstanding shares of Aames Financial stock and 97.6% of the voting power of the outstanding preferred stock.

Specialty Finance Partners has proposed terms pursuant to which it would be willing to support the change in corporate structure, which we will refer to in this document as the SFP proposal. The SFP proposal provides that, in the Aames Financial/Newco merger, Aames Financial stockholders would receive a combination of Aames Investment common stock and cash in exchange for their shares of Aames Financial stock. Under the proposal, holders of the Series B convertible preferred stock and Series C convertible preferred stock would receive consideration equal to 105% of the liquidation preference of each such share (or consideration equal to

$1.05 per share of Series B convertible preferred stock and $5.25 per share of Series C convertible preferred stock, with an aggregate value of such consideration equal to $131,958,000 based upon the number of shares outstanding on March 16, 2004, of which $126,883,000 would be received by Specialty Finance Partners). The SFP proposal further provides that the holders of Series D convertible preferred stock, including 5,000,000 shares of Series D convertible preferred stock issuable upon exercise of an outstanding warrant held by Specialty Finance Partners at a price of $0.85 per share, would receive consideration with a per share premium of 5% over any consideration received in respect of a share of Aames Financial common stock, less any amount in respect of the exercise price of the warrant. The amount received per share by the holders of common stock of Aames Financial would be determined by, and at the time of, the pricing of the initial public offering shares of Aames Investment stock.

While the final valuation for Aames Financial and the value of the consideration due to stockholders in the merger will not be set until the initial public offering of shares of Aames Investment, based on current market valuations for other subprime mortgage REITs and under the terms of the SFP proposal, it is likely that holders of common stock of Aames Financial would receive consideration per share below, and possibly substantially below, $3.73 per share, the lowest closing price of our common stock for the five trading days prior to February 20, 2004, the trading day preceding our announcement of our contemplation of the proposed merger and initial public offering on February 23, 2004, as reported on the Over-the-Counter Bulletin Board, or OTCBB. On                          , 2004, the latest practicable date before the printing of this proxy statement/prospectus, the closing sale price of Aames Financial common stock on the OTCBB was $             per share.

Because the SFP proposal would not treat all holders of the preferred stock and the common stock equally, and because Specialty Finance Partners is able to determine the outcome of the votes of the outstanding shares and preferred shares of Aames Financial, Aames Financial’s board of directors has established a special committee of independent directors. The board of directors has delegated to that committee the authority to evaluate the change in corporate structure, to negotiate with Specialty Finance Partners on behalf of the holders of the common stock and to determine whether or not to recommend to the board of directors that Aames Financial enter into the mergers and, if so, on what terms and conditions. The special committee has retained legal counsel and financial advisors separate from those of Aames Financial in order to assist it in making any determination regarding the merger and the SFP proposal.

We expect to complete the initial public offering of shares of Aames Investment stock and the Aames Financial/Newco merger before May             , 2004. However, the agreement and plan of merger provides that Aames Financial may decide not to effect the merger even if the stockholders of Aames Financial, including Specialty Finance Partners, vote to adopt the agreement and plan of merger if the board of directors determines that the Aames Financial/Newco merger is no longer in the best interest of the Aames Financial stockholders or if we determine not to effect the initial public offering of shares of Aames Investment stock.

As further described in the accompanying proxy statement/prospectus, you will also be asked to vote at the meeting on the adoption of a new equity incentive plan that will only take effect if the Aames Financial/Newco merger and initial public offering proceed. Adoption of the equity incentive plan requires approval by holders of a majority of the voting power of all outstanding shares of Aames Financial stock.

Your vote is important, even though Specialty Finance Partners’ voting power is enough to assure stockholder adoption of the agreement and plan of merger providing for the Aames Financial/Newco merger. Whether you plan to attend the meeting, please complete, sign and date the accompanying proxy card and return it promptly in the enclosed postage prepaid envelope. You may revoke your proxy in the manner discussed in the accompanying proxy statement/prospectus at any time before the proxy is voted at the meeting.

This document serves as a proxy statement for Aames Financial (with respect to stockholder adoption of the agreement and plan of merger) and as a prospectus for Aames Investment (with respect to the shares of Aames Investment stock to be issued to Aames Financial stockholders in the merger). It contains important information regarding the stockholder meeting, the agreement and plan of merger providing for the merger and other related matters. To better understand the details of the proposed change in corporate structure, including the terms of the SFP proposal, we urge you to read this document carefully and completely.

Very truly yours,

A. Jay Meyerson

Chief Executive Officer

Aames Financial Corporation

350 South Grand Avenue, 43rd Floor

Los Angeles, California 90071

Notice of Special Meeting of Stockholders

April             , 2004

The board of directors of Aames Financial Corporation has called a special meeting of stockholders, which will be held at the Omni Hotel, 251 South Olive Street, Los Angeles, California 90012, on             , May             , 2004 at 9:00 a.m., California time, for the following purposes:

(1) To vote upon a proposal to adopt an agreement and plan of merger by and among Aames Financial, Aames Investment Corporation, a newly-formed wholly owned subsidiary of Aames Financial, and Newco, a newly-formed wholly owned subsidiary of Aames Investment that is being entered into in connection with a corporate reorganization. The corporate reorganization would make Aames Investment, which would be a real estate investment trust, or REIT, for federal income tax purposes, our new parent corporation,

(2) To adopt a new equity incentive plan, which will only become effective in the case that the first proposal is adopted by the stockholders of Aames Financial; and

(3) To transact any other business that is properly brought before the special meeting or at any adjournments or postponements of the special meeting.

The agreement and plan of merger provides that Aames Financial may decide not to effect the transactions provided for in the agreement even if stockholders of Aames Financial vote to adopt the agreement and plan of merger in the event the board of directors determines that the Aames Financial/Newco merger and the initial public offering are no longer in the best interests of Aames Financial and its stockholders or we determine not to effect the initial public offering.

If you were a stockholder of record at the close of business on                          , 2004, you are entitled to notice of and to vote at the special meeting. Even if you plan to attend the meeting, we request that you sign and date the accompanying proxy card and return it without delay in the enclosed pre-addressed, postage-paid envelope, so that your shares of stock will be represented at the meeting.

By Order of the Board of Directors,

John F. Madden, Jr.

Secretary

Los Angeles, California

April    , 2004

You should read carefully the information in the section entitled “Risk Factors” beginning on page     . We are mailing this proxy statement/ prospectus on or about             , 2004.

These securities have not been approved or disapproved by the Securities and Exchange Commission nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy of this proxy statement/ prospectus. Any representation to the contrary is a criminal offense.

The information in this proxy statement/ prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This proxy statement/ prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

The date of this proxy statement/prospectus is             , 2004.

ABOUT THIS PROXY STATEMENT/ PROSPECTUS

This proxy statement/prospectus is part of a registration statement on Form S-4 that has been filed with the Securities and Exchange Commission by Aames Investment Corporation. You should read this proxy statement/ prospectus with the additional information described under the heading “Where You Can Find More Information.”

USE OF TERMINOLOGY

This proxy statement/prospectus is being sent to you in connection with a corporate reorganization that we are considering implementing in which we would form a new parent corporation, Aames Investment Corporation, that would elect to be treated as a real estate investment trust, or REIT, for U.S. federal income tax purposes. We describe the corporate reorganization transactions in greater detail in this proxy statement/prospectus under “The Merger and Initial Public Offering.” Unless the context indicates otherwise, the information in this proxy statement/prospectus assumes that those corporate reorganization transactions have been completed. References in this proxy statement/ prospectus to “we,” “our” and “us” refer both to Aames Financial Corporation and its subsidiaries before completion of the reorganization transactions, and to Aames Investment and its subsidiaries, including Aames Financial, after the reorganization transactions. References to “the merger” refer to the Aames Financial/Newco merger. References to “Aames Investment” and “Aames Financial” refer to Aames Investment Corporation and Aames Financial Corporation, respectively. References to “Aames Financial” also refer, where this document assumes completion of the transactions referred to above, to Aames TRS, Inc., a newly formed subsidiary of Aames Investment that, as described in “The Merger and Initial Public Offering,” will be successor-by-merger to Aames Financial and that will adopt the name “Aames Financial Corporation” and continue to conduct the Aames Financial business.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

We make statements in this proxy statement/prospectus that are “forward-looking statements.” The words “expect,” “estimate,” “anticipate,” “predict,” “believe,” and similar expressions and variations thereof are intended to identify forward-looking statements. Such statements appear in a number of places in this prospectus and include statements that are based on our beliefs, assumptions and expectations of our future performance, taking into account all information currently available to us. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us or are within our control. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements. You should carefully consider the following risks before you make an investment in our common stock:

–	the factors referenced in this prospectus, including those set forth under the sections captioned “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business;”

–	general volatility of the capital markets;

–	changes in our business strategy;

–	availability, terms and deployment of capital;

–	availability of qualified personnel; and

–	changes in our industry, interest rates or the general economy.

We caution you not to put undue reliance on such forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those projected in this prospectus, for the reasons, among others, discussed under the caption “Risk Factors” You should carefully review the risk factors discussed in this proxy statement/prospectus.

MARKET DATA

Market data and forecasts used in this proxy statement/prospectus have been obtained from independent industry sources as well as from research reports prepared for other purposes, such as The National Mortgage News and the Mortgage Banker’s Association of America. We have not independently verified the data obtained from these sources and we cannot assure you of the accuracy or completeness of the data. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this proxy statement/prospectus.

SUMMARY

Questions and Answers Regarding the Initial Public Offering and Merger Transactions

– Why are we proposing to change our corporate structure and commence an initial public offering?

Our board of directors has carefully considered the advisability of forming Aames Investment, a Maryland corporation, as a REIT for U.S. federal tax purposes, a reorganization of Aames Financial into a taxable REIT subsidiary of Aames Investment and an initial public offering of Aames Investment’s common stock. We believe that creating a parent corporation classified as a REIT for U.S. federal tax purposes and offering additional shares to the public will substantially enhance our continuing growth and success because it will increase our capital resources for internal growth. We believe the creation of the new parent corporation/REIT structure is the best method to accomplish our objectives. As described in more detail in this proxy statement/prospectus, the new structure would be implemented by merging Aames Newco, Inc., or Newco, a newly formed subsidiary of Aames Investment, with and into Aames Financial, with Aames Financial as the surviving corporation. In that merger, stockholders of Aames Financial would receive a combination of cash and Aames Investment common stock in exchange for their Aames Financial stock. After that merger, Aames Financial would merge with and into Aames TRS, Inc., or TRS, another newly formed subsidiary of Aames Investment, with TRS surviving, but adopting Aames Financial’s name and continuing Aames Financial’s business. This proxy statement/prospectus is asking Aames Financial stockholders to adopt the Aames Financial/Newco merger and not the Aames Financial/TRS merger. Aames Investment’s initial public offering would occur concurrently with the Aames Financial/Newco merger.

– What is a REIT?

A REIT is a company that derives most of its income from investments in real estate, such as industrial buildings, office buildings, retail buildings, or real estate mortgages. If a corporation qualifies as a REIT, it generally will not be subject to federal corporate income taxes on income and gain that it distributes to its stockholders, thereby reducing its corporate-level taxes and substantially eliminating the “double taxation” that usually results in the case of a regular corporation. We intend to form a REIT that principally invests in real estate mortgage loans originated by Aames Financial.

– What is a taxable REIT subsidiary?

A taxable REIT subsidiary is a taxable corporate subsidiary of a REIT that pays corporate tax at regular rates on its taxable income. Through a taxable REIT subsidiary, we will be able to continue certain business operations that would otherwise jeopardize our REIT qualification. Under our proposed REIT conversion, TRS, which will be successor-by-merger to Aames Financial and will adopt Aames Financial’s name and conduct Aames Financial’s business, would become Aames Investment’s taxable REIT subsidiary.

– What benefits would a REIT offer stockholders?

As a REIT, Aames Investment would have to annually distribute at least 90% of its REIT taxable income (determined without regard to the dividends paid deduction and by excluding net capital gain). If the agreement and plan of merger in respect of the Aames Financial/Newco merger is adopted by our stockholders and the corporate reorganization transactions become effective, we expect to commence payment of quarterly distributions in an amount to be determined per outstanding share of Aames Investment common stock. The actual amount of the distributions will be as authorized by and at the discretion of our board of directors and declared by Aames Investment and will depend on, among other factors, the financial condition and earnings of Aames Investment.

– How will the business operations of Aames Financial change as a result of the merger reorganization transactions?

The section immediately following these questions and answers provides information regarding our proposed business operations after giving effect to the merger reorganization transactions.

– Who can vote on adopting the agreement and plan of merger providing for the merger and what vote is required?

Holders of Aames Financial common stock and preferred stock at the close of business on                          , 2004 may vote at the special meeting on adoption of the agreement and plan of merger providing for the merger. The adoption of the agreement and plan of merger requires the affirmative vote of the holders of a majority of the voting power of the outstanding shares of Aames Financial common stock and preferred stock entitled to vote. In addition, pursuant to the provisions of the certificate of incorporation of Aames Financial, holders of a majority of the voting power of the outstanding preferred stock, voting as a single class, must also adopt the agreement and plan of merger in order for the merger to be consummated. As of March 16, 2004, Specialty Finance Partners controlled 90.0% of the voting power of the outstanding shares of Aames Financial stock and 97.6% of the voting power of the outstanding preferred stock.

– What will I receive in the merger?

Under the SFP proposal, that we describe in greater detail elsewhere in this proxy statement/ prospectus, each share of outstanding Aames Financial common stock and preferred stock would convert automatically, at the determined exchange ratio, into the right to receive a combination of Aames Investment common stock and cash.

– Will I be able to sell or transfer my Aames Investment common stock immediately after the merger?

Yes. Unless you are an affiliate of Aames Financial or Aames Investment, in which case certain resale restrictions apply, you will be able to freely sell all of your Aames Investment common stock immediately after the merger. Your ability to sell your shares is subject to the risk that there is currently no active market for Aames Investment common stock and that an active market for the stock may not develop as described in “Risk Factors – Risks Related to This Transaction.” We intend to apply to list Aames Investment’s common stock on the New York Stock Exchange under the symbol “            .”

– How much stock are we selling to the public in the initial public offering?

The amount of Aames Investment common stock to be sold by us in the initial public offering depends upon market conditions present at the time of the initial public offering and will be determined by us and our underwriters. We currently anticipate selling between              and              shares of Aames Investment common stock to the public. After giving effect to the merger (which will become effective concurrently with the initial public offering), we expect that roughly             % of the outstanding shares of Aames Investment will be shares purchased in the initial public offering, while former stockholders of Aames Financial (other than Specialty Finance Partners and executive officers and directors) will hold             %, Specialty Finance Partners will hold             % and executive officers and directors will hold             %.

– Would Specialty Finance Partners still be the majority stockholder following the initial public offering?

No. After the offering Specialty Finance Partners would own less than a majority of the shares of Aames Investment. However, Specialty Finance Partners would be Aames Investment’s largest stockholder and have representatives on Aames Investment’s board. Aames Investment’s charter will generally prohibit, subject to some exceptions, any stockholder from directly or indirectly owning more than             % of the value of Aames Investment’s outstanding stock or more than             % (in number or value, whichever is more restrictive) of Aames Investment’s outstanding common stock. However, Specialty Finance Partners will be subject to higher ownership limits in our charter and will not be permitted without board approval to own more than             % in number or value (whichever is more restrictive) of Aames Investment’s outstanding common stock or             % of the value of Aames Investment’s outstanding stock. We do not expect that any Aames Financial stockholder, other than Specialty Finance Partners, will hold shares representing more than             % of the outstanding shares of Aames Investment.

– What do we expect to do with the proceeds from the initial public offering?

Based on the SFP proposal, we expect to use approximately $             million in the aggregate, or             % of the anticipated net proceeds in the initial public offering to pay cash amounts due to stockholders of Aames Financial in connection with the merger. Of that amount, $             is expected to be paid to Specialty Finance Partners, Aames Financial’s largest stockholder, for its shares of Aames Financial stock.

We expect to use the remaining net proceeds for general corporate purposes, including the origination and financing of REIT mortgage loans. After the initial public offering and merger, Aames Financial is expected to use its own cash to redeem its $64.4 million outstanding 5.5% convertible subordinated debentures due 2006.

– How and when will we complete the initial public offering?

As soon as our board of directors, with the advice of our underwriters, deems it advisable, we plan to sell shares of Aames Investment common stock to the public in the initial public offering which will be underwritten by Friedman, Billings, Ramsey & Co., Inc. We expect the initial public offering to be completed by May             , 2004. Whether or not we move forward with the initial public offering depends on many factors, including current market conditions and our operating performance related to comparable companies. If we determine not to effect the initial public offering, we will not effect the merger.

– When will the initial public offering price be determined and what will my Aames Investment stock be worth after such offering?

The initial public offering price for Aames Investment common stock will be determined immediately before the initial public offering. We intend to apply to list the common stock on the New York Stock Exchange. The stock will trade at prices that depend on a number of factors, including market conditions, our net income and operating performance, and our performance relative to that of comparable companies with publicly traded stock. Our stock price may fluctuate based on these factors.

– What will happen to Aames Financial if the initial public offering is not completed?

The proposed merger will occur concurrently with the initial public offering. If we determine not to effect the initial public offering, neither the Aames Financial/Newco merger nor any of the other reorganization transactions will be effected, and Aames Financial will continue to do business on the same basis that we do today.

– What will be my U.S. federal tax consequences?

As a result of the merger, you should recognize gain, if any, on your Aames Financial shares, although any recognized gain should not exceed the amount of cash you receive in the merger. You should not be able to recognize losses on your Aames Financial shares as a result of the merger. For a more detailed description of the tax consequences to you of the merger, please read the discussion under “Material U.S. Federal Income Tax Considerations.” You should consult your tax advisor about tax consequences to you of the transactions discussed in this proxy statement/prospectus.

– Why did we structure the merger reorganization transactions this way?

Although the structure of the transaction may seem complex, under applicable law we believe that the proposed merger reorganization transactions are actually the most efficient way to effect the corporate changes and tax effects we believe should occur in connection with converting our company to a REIT, offering shares of common stock to the public and preserving the attributes of our underlying business.

– How will the board of directors and management change as a result of the merger and the initial public offering?

Aames Investment’s board will consist of seven directors, not all of whom will be current Aames Financial directors (          of the seven directors initially will be representatives of Specialty Finance Partners). We anticipate that Aames Financial’s executive officers will be executive officers of Aames Investment. More information about directors and executive officers is provided under “Management.” You should also review “Description of Aames Investment Stock” and “Certain Provisions of Maryland Law and our Charter and Bylaws.”

– Do I have appraisal rights in connection with the merger?

Yes. Appraisal rights are provided for under Delaware law and are intended to ensure minority stockholders receive adequate consideration in a merger adopted by majority stockholders. By asserting appraisal rights, stockholders who object to the merger can employ certain procedures under Delaware law to ask the Delaware Chancery Court to provide an independent valuation of Aames Financial common stock and preferred stock, and would receive that amount instead of the merger consideration. You should review the section of this proxy statement/ prospectus under “Appraisal Rights.”

– Other than the agreement and plan of merger providing for the merger, am I being asked to vote on any other proposals at the special meeting?

Yes. You are being asked to consider and vote upon a proposal to adopt the equity incentive plan.

– What is the purpose of the equity incentive plan?

The equity incentive plan is designed to allow us to adequately provide future incentives to those individuals upon whose efforts we will rely for the continued success and growth of our business. Initially, it is expected that a substantial portion of the stock options and awards under the plan will be issued in exchange for options and awards currently held by Aames Financial directors, officers and employees.

– What is the special committee?

The special committee, which was established on January 19, 2004, is a committee of the board of directors of Aames Financial established to evaluate the terms of the change in corporate structure, to negotiate with Specialty Finance Partners the terms of the consideration that would be received by the holders of Aames Financial common stock in the merger, and to determine whether or not to recommend to the board of directors that Aames Financial enter into the merger and, in the event it does so recommend, on what terms and conditions. The special committee consists of three independent directors, Jenne K. Britell, Stephen E. Wall and David H. Elliott. The disclosures contained in this proxy statement/prospectus will be revised and/or updated to the extent necessary to reflect the outcome of the special committee’s negotiations and deliberations.

– Why was the special committee established and whose interests does the special committee represent?

In order to effect any merger, an allocation of the aggregate consideration to be received by the stockholders of Aames Financial in the merger must be made across the various outstanding series of equity securities. The board of directors established the special committee because it determined that, in allocating the merger consideration among the various series of stock, Specialty Finance Partners, as the sole holder of the Series B convertible preferred stock and the majority holder of the Series C convertible preferred stock and Series D convertible preferred stock, has interests that may conflict with the interests of the holders of shares of common stock. Accordingly, the board of directors created the special committee to consider whether the proposed merger reorganization transactions are fair to, and in the best interests of, the holders of the common stock of Aames Financial. The SFP proposal does contain provisions whereby the interests of Specialty Finance Partners conflict with the interests of Aames Financial’s common stockholders.

– Do the members of the special committee have an interest in any securities of Aames Financial?

The members of the special committee own both shares of Aames Financial common stock as well as options to purchase shares of Aames Financial common stock. The chart below sets forth information regarding grants of options to purchase common stock to members of the special committee.

	December 29, 2000 grant at $0.85/share	February 16, 2000 grant at $1.24/share	June 6, 2001 grant at $1.51/share	November 2, 2001 grants at $0.73/share	November 21, 2002 grants at $0.85/share	January 16, 2004 grants at $2.87/share	Total
Jenne K. Britell	—	—	50,000	50,000	50,000	50,000	200,000
David H. Elliot	100,000	—	—	50,000	50,000	50,000	250,000
Stephen E. Wall	—	50,000	—	50,000	50,000	50,000	200,000

In addition to the options above, Mr. Elliot owns 1,000 shares of Aames Financial common stock. Each member of the special committee also holds an option to purchase 350,000 shares of Series E preferred stock. Pursuant to the certificate of incorporation of Aames Financial, a holder of a share of Series E preferred stock is not entitled to receive an amount greater than $1 per share. The exercise price of the options on Series E preferred stock is $0.71 per share, making the value of each Series E option no greater than $0.29. Each option to purchase shares of Series E preferred stock would be converted into consideration in the merger not to exceed $0.29 in value.

– How many shares of Aames Financial stock can the directors and executive officers of Aames Financial and Specialty Finance Partners vote in connection with this transaction?

On the record date, the directors and executive officers of Aames Financial owned and were entitled to vote             ,              and              shares of Aames Financial common, Series C convertible preferred and Series D convertible preferred stock, respectively, or             % of the total shares outstanding on that date entitled to vote at the meeting. As of March 16, 2004, Specialty Finance Partners owned and was entitled to vote 26,704,000, 18,827,346 and 58,823,529 shares of Aames Financial Series B, Series C and Series D convertible preferred stock, respectively (or 90.0% of the total voting power of Aames Financial). In addition, pursuant to Aames Financial’s certificate of incorporation, holders of preferred stock (of which Specialty Finance Partner holds 97.6% of the total voting power) are entitled to vote as a single class on the adoption of the agreement and plan of merger. If Specialty Finance Partners votes its shares of Aames Financial stock in favor of adopting the proposals, then the proposals would be adopted.

– What risks are associated with the merger reorganization transactions and the initial public offering?

You should consider, in addition to all of the other information in this proxy statement/prospectus, the specific factors discussed in the section entitled “Risk Factors” beginning on page             .

– Can I attend the special meeting and vote my shares in person?

Yes. All stockholders are invited to attend the special meeting. Stockholders of record on                          , 2004 can vote in person at the special meeting. If your shares are held by a broker, bank or other nominee, then you are not the stockholder of record and you may vote at the meeting only by proxy.

– If my shares are held in “street name” by my broker, will my broker vote my shares for me?

Your broker will provide you with instructions on voting your shares, and you should instruct your broker to vote your shares according to those instructions.

– Does Aames Financial need any approvals other than from the stockholders?

We are not aware of any federal, state or local regulatory requirements that must be complied with or other approvals that must be obtained prior to consummation of the merger pursuant to the agreement and plan of merger, other than compliance with applicable federal and state securities laws, the filing of a certificate of merger as required under the Delaware General Corporation Law, or DGCL, and various state governmental authorizations.

– What should I do now?

You should read this proxy statement/prospectus carefully to make yourself aware of the terms of the proposed initial public offering and merger and how they may affect you.

– Can I change my vote after I have mailed my signed proxy card?

Yes. You may change your vote at any time before your proxy is voted at the special meeting. You can do this by giving written notice to our corporate secretary, by filing another proxy with a later date, or by attending the meeting and voting in person. See “Voting Matters and Proposals.”

– Should I send in my Aames Financial stock certificates now?

No. After the merger is completed, we will send to you instructions for exchanging your stock certificates that currently represent your existing Aames Financial stock for new stock certificates representing new Aames Investment stock.

– Where will my new Aames Investment stock be traded?

We intend to apply to list the new shares of Aames Investment common stock on the New York Stock Exchange under the symbol “            .”

– Whom should I contact with questions?

If you have any questions about the merger, or if you would like additional copies of this proxy statement/prospectus, or a new proxy card, or if you have questions or need assistance with the completion of the accompanying proxy card, you should write to John F. Madden, Jr., the Secretary of Aames Financial, at the principal corporate office located at 350 South Grand Avenue, 43rd Floor, Los Angeles, California 90071, or call him at (323) 210-5000.

Aames Investment

Aames Investment Corporation was formed in February 2004 for the purpose of building and managing a portfolio of high yielding subprime mortgage loans in order to offer its stockholders the opportunity for attractive dividend yields and earnings growth. Concurrently with the merger and initial public offering, Aames Investment will acquire Aames Financial Corporation, a fifty year old national mortgage-banking company focused primarily on originating subprime residential mortgage loans through both wholesale and retail channels under the name “Aames Home Loan.” Aames Financial originated over $5 billion of subprime residential mortgage loans in 2003 and $1.7 billion in the quarter ended December 31, 2003, making it the ninth largest retail subprime originator and the thirteenth largest wholesale subprime originator in the United States according to the Quarterly Data Report of The National Mortgage News for the fourth quarter of 2003. Aames Investment’s strategy is to use its equity capital, including a portion of the net proceeds from its initial public offering, and funds borrowed under revolving warehouse and repurchase facilities to finance its mortgage loan originations, and to use on-balance sheet securitizations to finance its REIT portfolio of mortgage loans. Aames Investment will retain in its REIT portfolio a portion of Aames Financial’s loan originations, largely hybrid/adjustable rate mortgage loans, which accounted for 68.0% of its loan production for the six months ended December 31, 2003. Aames Financial expects to sell the remainder, including a majority of the fixed-rate mortgage loans that it originates, on a whole loan servicing-released basis to third parties.

Aames Investment expects to qualify as a real estate investment trust, or REIT, for federal income tax purposes, and Aames Financial will become Aames Investment’s taxable REIT subsidiary. As a REIT, Aames Investment generally will not be subject to federal income tax on the REIT income that it distributes to its stockholders. The taxable income generated by Aames Financial, Aames Investment’s taxable REIT subsidiary following the merger and public offering, will be subject to regular corporate income tax. This will include fee income on all loans it originates and gains and net interest income on all loans it sells. Aames Investment intends to distribute a substantial majority of the earnings from its REIT portfolio of mortgage loans to its stockholders, while growing its equity capital base by retaining a portion of Aames Financial’s earnings.

We originate mortgage loans in 47 states through both wholesale and retail channels. Our wholesale channel operates five regional wholesale operations centers throughout the United States and originates loans through a network of approximately 3,000 independent mortgage brokers. Our retail channel has a network of 93 retail branch offices and two National Loan Centers directly serving borrowers throughout the United States. The following table shows the total originations of both our retail and wholesale channels for the six months ended December 31, 2003 and for the year ended June 30, 2003.

	Six Months Ended December 31, 2003		Year Ended June 30, 2003
	Loans Funded (in thousands)	Percentage of Total	Loans Funded (in thousands)	Percentage of Total
Retail	$1,168,675	37.0%	$1,795,447	40.4%
Wholesale	1,988,222	63.0	2,650,733	59.6

Total	$3,156,897	100.0%	$4,446,180	100.0%

Aames Financial will continue to originate mortgage loans. Aames Investment will purchase loans it anticipates holding on its balance sheet, largely hybrid/adjustable rate loans, from Aames Financial, which will retain the servicing rights to the loans. Aames Investment expects to purchase most of Aames Financial’s mortgage loan originations while it is building its REIT loan portfolio. Once Aames Investment builds its REIT portfolio to its target range, Aames Investment expects to purchase a smaller portion of Aames Financial’s originations to maintain its target leverage ratios, and Aames Financial will sell the remainder of the loans it originates, including a majority of its fixed-rate mortgage loans, to third parties in the secondary market. We believe that this strategy will produce attractive dividend yields for our stockholders.

Until Aames Investment can retain enough mortgage loans to meet certain REIT asset composition requirements, it may, in the short term, purchase mortgage-backed securities on a leveraged basis. While Aames Investment has not established and does not expect to establish a limit on the amount of leverage it may incur, it generally expects to leverage its equity 10 to 14 times.

We underwrite each mortgage loan that we originate in both our wholesale and retail channels in accordance with our underwriting guidelines. We base our underwriting decisions on our assessment of the borrower’s willingness and ability to pay, as reflected in the borrower’s historical patterns of debt repayment, the amount of equity in the borrower’s property, debt ratios and other factors. Our underwriting philosophy is to analyze the overall characteristics of the borrower, evaluate carefully the value of the property collateralizing the loan and take into account compensating factors that may be used to offset certain areas of credit weakness. We believe that we have developed underwriting processes and criteria that enable us to generate quality borrower data and appraisals, make sound underwriting and risk-based pricing decisions and approve and fund loans efficiently. We also evaluate each loan that we originate to ensure that it provides a benefit to the borrower in accordance with regulatory requirements.

We expect to continue to use revolving warehouse and repurchase facilities to provide short-term funding for our mortgage loan originations. In order to provide Aames Investment with long-term financing for the mortgage loans it intends to hold on its balance sheet, Aames Investment expects to securitize substantially all of those loans through on-balance sheet transactions that will be structured as financings for both tax and financial accounting purposes. Therefore, Aames Investment does not expect to generate a gain or loss on sale from these securitization activities, and, following the securitizations, the loans will remain classified on its consolidated balance sheet as assets, with the securitization debt classified as a liability. Aames Investment expects that it will generate taxable earnings from the loans that it securitizes and/or retains in its REIT portfolio primarily through:

•	net interest income, which is the difference between the:

•	interest income received from the mortgage loans; and

•	interest paid to the holders of the mortgage-backed securities issued in securitizations;

•	net of:

•	losses due to defaults and delinquencies on the loans; and

•	servicing fees and expenses.

Aames Financial has experience in selling loans in two types of transactions—whole loan sales and securitizations. Before the merger and initial public offering, we sold whole loans on a servicing released basis, meaning that the loans were sold, together with the servicing rights, to the buyer of the loan.

After the merger and initial public offering, Aames Financial will continue to sell loans to capture any gain on the sale of these loans and thereby grow its equity capital base and the equity capital base of Aames Investment on a consolidated basis. Aames Financial expects to sell these loans generally within 45 days of funding, and Aames Financial will service these loans during the period between origination and the transfer of servicing to the buyer, which is generally within 90 days after the sale of the loan. Aames Financial will generate income primarily from:

•	gain on sale income, which is the premium received on the sale of the loans;

•	net interest income; and

•	origination fee income, which consists of points and fees charged to borrowers (less yield spread premiums paid, if any, which are fees paid to wholesale brokers for mortgage loans they originate).

Aames Financial’s historical securitizations were structured as sales for both tax and financial accounting purposes. In these securitizations, Aames Financial would sell a pool of mortgage loans into a trust, which then would issue securities or bonds collateralized by those mortgage loans. Aames Financial would sometimes retain, and at other times sell, the servicing rights to the securitized mortgages, as well as an interest in the pool of mortgages, called a residual interest, that entitled it to the remaining interests in the loans, if any, after all of the obligations on the issued securities or bonds had been paid in full.

Aames Financial expects to continue to service residential mortgage loans for both itself and Aames Investment. Aames Financial currently has in place an experienced subprime mortgage loan servicing team and a highly scalable servicing platform. Aames Financial has over 80 servicing employees, and a portfolio of over $2.0 billion, and with its current servicing management and systems, its servicing platform is capable of servicing a portfolio of over $5.0 billion.

As of June 30, 2003, Aames Financial had approximately $194.4 million of historical net operating loss carryforwards for U.S. federal income tax purposes that expire from 2019 through 2023. These losses are available to offset Aames Financial’s future income. Following the merger and public offering we anticipate that Aames Financial, will be able to utilize these historical net operating loss carryforwards subject to annual limitations, and as a result will have substantially lower effective tax rates than statutory rates.

Summary Financial Data

You should read the following summary historical and pro forma financial data in conjunction with our historical and unaudited pro forma consolidated financial statements and related notes thereto and with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are included elsewhere in this prospectus.

The following table sets forth summary pro forma consolidated financial and operating data on an unaudited pro forma consolidated basis for Aames Investment and historical financial data for Aames Financial. The historical financial data reflects our business strategy prior to the completion of the merger and the initial public offering. See “Business.” Accordingly, our historical financial results will not be indicative of future performance. We have not presented historical financial information for Aames Investment because Aames Investment was formed on February 24, 2004 and did not have any operations before that date.

The summary historical balance sheet data as of June 30, 2003 and 2002 of Aames Financial and summary statement of operations data for the years ended June 30, 2003, 2002 and 2001 of Aames Financial have been derived from the historical financial statements of Aames Financial audited by Ernst & Young LLP, our independent auditors, whose report with respect thereto is included elsewhere in this prospectus. The historical balance sheet data as of December 31, 2003 and 2002 and statement of operations data for the six months ended December 31, 2003 and 2002 have been derived from the unaudited financial statements of Aames Financial. In the opinion of management, the historical financial statements of Aames Financial as of and for the six months ended December 31, 2003 and 2002 include all adjustments (consisting of only normal recurring adjustments) necessary to present fairly the information set forth therein. Our results of operations for the interim periods ended December 31, 2003 and 2002 are not necessarily indicative of Aames Financial’s results for the full fiscal year.

Our unaudited summary pro forma consolidated financial statements as of and for the six months ended December 31, 2003 and for the year ended June 30, 2003 assume, as of the beginning of the periods presented for the operating data and as of the stated date for the balance sheet data, the completion of the merger and the initial public offering and that 50% of the consideration payable to Aames Financial stockholders in the merger is paid in cash.

As the execution of our business plan is contingent upon the completion of the merger and the initial public offering, it is assumed that the available net proceeds from the initial public offering are held as cash for purposes of this pro forma presentation and not invested in mortgage loans and mortgage-backed securities on a leveraged basis as contemplated by Aames Investment’s business plan. As a result, Aames Investments’s unaudited pro forma financial data is not indicative of what its actual financial position and results of operations would have been as of the date and for the periods indicated had the merger and the initial public offering actually been completed at the beginning of the periods covered by the pro forma financial statements, nor does it purport to represent Aames Investments’s future financial position or results of operations.

	Six Months Ended December 31,			Year Ended June 30,
	Pro Forma	Historical		Pro Forma	Historical
	2003	2003	2002	2003	2003	2002	2001
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(in thousands, except per share data)
Statement of Operations Data:
Revenue:
Gain on sale of loans		$90,145	$64,059		$135,573	$95,530	$73,435
Write-down of retained residual interests		—	(31,923)		(34,923)	(27,000)	(33,600)
Origination fees		32,436	27,690		53,198	55,986	47,430
Loan servicing		4,177	5,084		8,896	12,462	14,989
Debt extinguishment income		—	27,092		31,711	—	—
Interest		32,596	39,357		69,186	83,161	86,477

Total revenue, including write-down of residual interests		159,354	131,359		263,641	220,139	188,731

Expenses:
Personnel		80,893	66,877		131,608	114,800	98,404
Production		15,774	11,815		25,849	21,322	19,034
General and administrative		24,974	21,596		48,668	38,995	49,044
Interest		9,846	16,891		30,189	37,389	50,884

Total expense		131,487	117,179		236,314	212,506	217,366

Income (loss) before income taxes		27,867	14,180		27,327	7,633	(28,635)

Provision (benefit) for income taxes		(17,976)	2,186		(1,839)	3,087	1,889

Net income (loss)		$45,843	$11,994		$29,166	$4,546	$(30,524)

Net income (loss) to common stockholders:
Basic		$38,527	$6,138		$15,697	$(9,242)	$(44,445)

Diluted		$46,888	$11,994		$29,166	$(9,242)	$(44,445)

Net income (loss) per common share: Basic		$5.54	$0.94		$2.39	$(1.45)	$(7.11)

Diluted		$0.45	$0.13		$0.30	$(1.45)	$(7.11)

Weighted average number of common shares outstanding:
Basic		6,954	6,498		6,558	6,394	6,251

Diluted		104,387	92,045		96,053	6,394	6,251

Cash dividends paid per common share		$—	$—		$—	$—	$—

	At December 31,			At June 30,
	Pro Forma	Historical		Pro Forma	Historical
	2003	2003	2002	2003	2003	2002	2001
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(dollars in thousands)
Balance Sheet Data:
Cash and cash equivalents		$11,611	$13,686		$23,860	$17,391	$27,583
Loans held for sale		690,868	628,319		401,001	462,068	417,164
Residual interests and mortgage servicing rights		51,979	153,213		129,452	200,217	244,383
Total assets		816,184	876,233		622,012	766,598	785,397
Revolving warehouse and repurchase facilities		603,051	543,557		343,675	383,119	393,301
Borrowings:
Financing Facility		22,821	—		74,116	—	—
5.5% Convertible Subordinated Debentures due March 2006		64,396	64,396		64,396	113,970	113,970
5.5% Convertible Subordinated Debentures due March 2012		—	4,775		—	—	—
10.5% Senior Notes due February 2002		—	—		—	—	5,750
9.125% Senior Notes due November 2003		—	130,940		—	150,000	150,000

Total borrowings		$87,217	$200,111		$138,512	$263,970	$269,720

Total liabilities		$724,821	$832,824		$569,038	$729,413	$739,512

Stockholders’ equity		$91,363	$43,409		$52,974	$37,185	$45,885

	At or During the Six Months Ended December 31,			At or During the Year Ended June 30,
	Pro Forma	Historical		Pro Forma	Historical
	2003	2003	2002	2003	2003	2002	2001
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(dollars in thousands)
Loan Production, Disposition and Servicing:
Loans originated:
Retail		$1,168,675	$968,447		$1,795,447	$1,609,875	$1,180,551
Wholesale(1)		1,988,222	1,307,446		2,650,733	1,632,634	1,191,079

Total		$3,156,897	$2,275,893		$4,446,180	$3,242,509	$2,371,630

Loans originated by interest rate type:
Retail:
Fixed rate		$497,028	$669,140		$1,186,373	$996,191	$837,451
Hybrid/adjustable rate		671,647	299,307		609,074	613,684	343,100

Total retail		$1,168,675	$968,447		$1,795,447	$1,609,875	$1,180,551

Wholesale:
Fixed rate		$511,879	$348,336		$728,227	$226,585	$149,575
Hybrid/adjustable rate		1,476,343	959,110		1,922,506	1,406,049	1,041,504

Total wholesale		$1,988,222	$1,307,446		$2,650,733	$1,632,634	$1,191,079

Total:
Fixed rate		$1,008,907	$1,017,476		$1,914,600	$1,222,776	$987,026
Hybrid/adjustable rate		2,147,990	1,258,417		2,531,580	2,019,733	1,384,604

Total		$3,156,897	$2,275,893		$4,446,180	$3,242,509	$2,371,630

Percentage of loan originations by broad purpose:
Cash-out refinance		60.4%	64.7%		63.5%	61.7%	58.8%
Purchase money		31.5	20.8		23.5	18.1	23.9
Rate/term refinance		8.1	14.5		13.0	20.2	17.3

		100.0%	100.0%		100.0%	100.0%	100.0%

Loan dispositions:
Whole loans sold		$2,900,798	$1,781,673		$4,188,678	$2,610,041	$1,102,465
Loans pooled and sold in securitizations		—	314,958		314,958	584,964	1,231,464

Total		$2,900,798	$2,096,631		$4,503,636	$3,195,005	$2,333,929

Total servicing portfolio at period end		$2,333,905	$2,474,088		$1,739,632	$2,308,170	$2,716,781

	At or During the Six Months Ended December 31,			At or During the Year Ended June 30,
	Pro Forma	Historical		Pro Forma	Historical
	2003	2003	2002	2003	2003	2002	2001
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(dollars in thousands)

Other Data:
Weighted average points on retail loan originations(2)		3.5%	3.5%		3.6%	3.7%	4.0%
Weighted average yield spread premium, net on wholesale loans(2)		(0.5)%	(0.5)%		(0.4)%	(0.3)%	(0.1)%
Weighted average interest rate on loans produced(2):
Retail		7.3%	7.7%		7.7%	8.9%	10.3%
Wholesale		7.7	8.2		8.0	9.0	10.3
Weighted average initial combined loan-to-value ratio(2)(3):
Retail		77%	77%		77%	76%	75%
Wholesale		82	80		80	79	79
Weighted average credit score(2):
Retail		612	631		623	630	619
Wholesale		617	609		611	600	598
Number of:
Retail branches and National Loan Centers		95	94		93	100	101
Regional wholesale operations centers		5	4		4	4	5
Employees:
Loan origination		1,808	1,541		1,449	1,523	1,230
Loan servicing		85	109		104	118	118
All other		157	162		154	160	152

		2,050	1,812		1,707	1,801	1,500

Weighted average yield on:
Loans held for sale		7.5%	8.1%		7.7%	8.9%	9.9%
Amounts outstanding under revolving warehouse and repurchase agreements		2.2	2.5		2.5	2.9	5.1

Net yield		5.3%	5.6%		5.2%	6.0%	4.8%

Average gain on sale of loans		3.1%	3.1%		3.0%	3.0%	3.2%

(1)	Includes the purchase of closed loans on a continuous or “flow” basis from correspondents of $4.1 million and $4.2 million during the six months ended December 31, 2003 and 2002, respectively, and $19.3 million, $24.2 million and $40.4 million during the years ended June 30, 2003, 2002 and 2001, respectively. Aames Financial ceased purchasing mortgage loans from correspondents in bulk during the year ended June 30, 1999.
(2)	Computed on loan production during the period presented.
(3)	The weighted average initial combined loan-to-value ratio is determined by dividing the sum of all loans secured by the junior and/or senior mortgages on the property by the appraised value at origination.

Market Prices of Aames Financial Common Stock

The following table sets forth the range of certain high and low closing bid quotations on the Over-the-Counter Bulletin Board, or OTCBB, for Aames Financial common stock for the periods presented as represented by Bloomberg.

On February 20, 2004, the last full trading day prior to the public announcement of Aames Financial’s contemplation of the proposed initial public offering and merger, the closing sale price of Aames Financial common stock on the OTCBB was $4.40 per share. On March 22, 2004, the latest practicable date before the printing of this proxy statement/prospectus, the closing sale price of Aames Financial common stock on the OTCBB was $3.25 per share.

Year Ended June 30, 2004	High	Low
Third Quarter (through March 22)	$5.15	$2.50
Second Quarter	3.25	2.15
First Quarter	3.01	1.90

Year Ended June 30, 2003
Fourth Quarter	$3.10	$1.11
Third Quarter	1.85	1.10
Second Quarter	1.78	0.43
First Quarter	0.63	0.36

Year Ended June 30, 2002
Fourth Quarter	$0.80	$0.47
Third Quarter	0.75	0.34

We expect that upon completion of the initial public offering and the merger, our common stock will be listed on the New York Stock Exchange under the symbol “            .” The historical trading prices of Aames Financial’s common stock are not necessarily indicative of the future trading prices of Aames Investment common stock. The market for shares of common stock of Aames Financial has limited liquidity and is subject to volatility in its trading volume. This volatility may result in market fluctuations, including increases in the price of a share of Aames Financial common stock, which are not reflective of the value of Aames Financial.

While the final valuation for Aames Financial will not be set until the initial public offering of shares of Aames Investment, based on current market valuations for other subprime mortgage REITs and under the terms of the proposal by Specialty Finance Partners, it is likely that holders of common stock of Aames Financial would receive consideration per share below, and possibly substantially below, $3.73 per share, the lowest closing price of our common stock for the five trading days prior to February 20, 2004, the trading day preceding our announcement on February 23, 2004 of our contemplation of the proposed merger and initial public offering, as reported on the OTCBB.

Comparative Historical and Pro Forma Per Share Data

The following tables set forth selected historical per share data for Aames Financial and selected unaudited pro forma per share data after giving effect to the merger and initial public offering. You should read this information in conjunction with the selected historical financial information and the historical financial statements and related notes included elsewhere in this proxy statement/prospectus. The pro forma per share amounts have been computed using the assumptions described in the “Summary Financial Information” section. The unaudited pro forma consolidated financial data are presented for informational purposes only. You should not rely on the pro forma financial data as an indication of the financial position or results of operations of future periods or the results that actually would have been realized had the initial public offering and related reorganization transactions occurred prior to the period presented.

Historical Data

	As of or for the Six Months Ended December 31, 2003	As of or for the Year Ended June 30, 2003
Net income per common share:
Basic	$5.54	$2.39
Diluted	$0.45	$0.30
Common stock dividends	$—	$—
Book value per share (fully diluted)	$0.88	$0.55

Pro Forma Data (1)

	As of or for the Six Months Ended December 31, 2003	As of or for the Year Ended June 30, 2003
Net income per share:
Basic	$	$
Diluted	$	$
Dividends	$	$
Book value per share	$	$

(1)	Pro forma results exclude calculation of dividends that would be required for a REIT.

RISK FACTORS

You should carefully consider the risks described below. Any of the following factors could harm our business and future results of operations and could result in a partial or complete loss of your investment.

Risks Related to the Merger and the Initial Public Offering

In the merger transaction, the value of the consideration you receive in the Aames Financial/Newco merger may be below recent trading prices.

While the final valuation for Aames Financial will not be set until the initial public offering of shares of Aames Investment, based on current market valuations for other subprime mortgage REITs and under the terms of the proposal by Specialty Finance Partners, it is likely that holders of common stock of Aames Financial would receive consideration per share below, and possibly substantially below, $3.73 per share, the lowest closing price of our common stock as reported on the OTCBB for the five trading days prior to February 20, 2004, the trading day preceding our announcement on February 23, 2004 of our contemplation of the proposed merger and initial public offering.

There is currently no public market for Aames Investment’s common stock and an active trading market for the common stock may never develop following the merger and initial public offering.

Prior to the merger and initial public offering, there has been no public market for Aames Investment’s common stock. Aames Investment intends to list Aames Investment’s common stock on the New York Stock Exchange in connection with the initial public offering, but even if the common stock is approved for listing, an active trading market for the common stock may never develop or be sustained. Aames Investment’s common stock may have limited trading volume, and many investors may not be interested in owning the common stock because of the inability to acquire or sell a substantial block of the common stock at one time. This illiquidity could have an adverse effect on the market price of the common stock.

Aames Investment’s stock price and trading volume may be volatile, which could result in substantial losses for our stockholders.

Even if an active trading market develops for Aames Investment’s common stock after the offering and the merger, the market price of the common stock may be highly volatile and be subject to wide fluctuations. In addition, the trading volume in Aames Investment’s common stock may fluctuate and cause significant price variations to occur. Some of the factors that could negatively affect the share price or result in fluctuations in the price or trading volume of the common stock include:

•	general economic conditions, including changes in market interest rates;

•	actual or anticipated changes in our future financial performance;

•	changes in financial estimates by securities analysts;

•	competitive developments, including announcements by us or our competitors of new products or services or significant contracts, acquisitions, strategic partnerships or capital commitments;

•	the operations and stock performance of our competitors;

•	fluctuations in our quarterly operating results;

•	the impact of new state or federal legislation or court decisions restricting the activities of lenders or suppliers of credit in our market; and

•	additions or departures of senior management and key personnel.

If the market price of Aames Investment’s common stock declines significantly, you may be unable to resell your Aames Investment common stock at or above the initial public offering price. We cannot assure you that the market price of the Aames Investment common stock will not fluctuate or decline significantly, including a decline below the initial public offering price, in the future. In addition, the stock market in general can experience considerable price and volume fluctuations.

The initial public offering price may be higher than the market price of Aames Investment’s common stock after the merger and initial public offering.

You will receive Aames Investment common stock based upon an exchange value that was not established in a competitive market. Instead, this value will be based upon negotiations between the special committee and Specialty Finance Partners and the initial public offering price of Aames Investment’s common stock, which will be determined, in part, through our negotiations with the representative of the underwriters. This exchange value and the price of Aames Investment’s common stock in the initial public offering price does not necessarily bear any relationship to our book value, the fair market value of our assets or the value of cash and stock consideration that Aames Financial stockholders will receive, and may be higher than the market price of the common stock after the merger and initial public offering.

Future sales of shares of Aames Investment common stock by insiders and Specialty Finance Partners may depress the price of the common stock.

Any sales of a substantial number of shares of Aames Investment common stock, or the perception that those sales might occur, may cause the market price of the common stock to decline. After the merger and initial public offering, our directors and our executive officers will own approximately     % of Aames Investment’s common stock and Specialty Finance Partners will own approximately     % of Aames Investment’s common stock. Although our directors and executive officers and Specialty Finance Partners have agreed with the underwriters not to sell the common stock they hold before      days after the initial public offering, they may sell a significant number of shares after that time, which could depress the price of the common stock.

Risks Related to Aames Investment’s Business Activities

Our success will depend on our ability to originate subprime hybrid/adjustable rate mortgage loans for our portfolio.

We intend to build a portfolio of subprime hybrid/adjustable rate mortgage loans that will, over time, be comprised primarily of mortgage loans that we originate. This source of mortgage loans is a key part of our strategy. For the six months ended December 31, 2003, approximately 68.0% of our mortgage loan originations, as measured by principal balance, were hybrid/adjustable rate loans of a type that will be eligible to be included in our portfolio.

If we are not able to originate subprime hybrid/adjustable rate mortgage loans that meet our investment criteria in the volume we expect, the time required for, and the cost associated with, building our portfolio may be greater than expected, which could have an adverse effect on our results of operations and our ability to make distributions to you.

We have no operating history with respect to our proposed portfolio strategy and no experience operating a REIT, which limits your ability to evaluate a key component of our business strategy and our growth prospects and increases your investment risk.

Historically, Aames Financial’s business has consisted of the origination, sale and servicing of subprime mortgage loans collateralized by single family residences. In the future, we intend to build a leveraged portfolio of residential mortgage loans comprised largely of subprime hybrid/adjustable rate mortgage loans that we originate, including hybrid/adjustable rate loans that have an initial fixed-rate period, while continuing, generally, to sell the fixed-rate loans that we originate to third parties. Although certain members of our senior management team have past experience in mortgage banking and investing in and managing portfolios of residential mortgage loans and mortgage-backed securities, we have no prior history managing a portfolio of mortgage-backed securities.

In addition, we do not have experience operating a business in compliance with the highly technical and complex rules that are associated with maintaining REIT status. Our failure to invest the available net proceeds of the initial public offering in loans and securities meeting our investment criteria or inability to maintain REIT status could diminish our returns and have an adverse effect on our ability to make distributions to you. See “Risk Factors—Tax Risks.”

Our ability to generate net interest income from our securitizations is dependent upon the success of our portfolio-based model of securitization, which is subject to several risks.

We expect to generate a substantial portion of our earnings and cash flow from the mortgage loans we originate and securitize primarily through:

•	net interest income, which is the difference between the:

•	interest income we receive from the mortgage loans; and

•	interest we pay to the holders of the mortgage-backed securities that we issue in securitizations;

•	net of:

•	losses due to defaults and delinquencies on the loans; and

•	servicing fees and expenses we must pay.

A substantial portion of the net interest income generated by our securitized loans will be based upon the difference between the interest earned on the mortgage loans held in our portfolio and the interest paid to holders of the mortgage-backed securities. The interest expense on the mortgage–backed securities is typically adjusted monthly relative to market interest rates. The interest expense of the mortgage-backed securities typically adjusts faster than the interest income of the mortgage loans and, therefore, our net interest income can be volatile in response to changes in interest rates. Also, the net interest income we receive from securitizations will likely decrease and our cash flow will be reduced if a significant number of our loans default or if a large number of our loans with interest rates that are high relative to the rest of our loans prepay faster than expected.

Generally, the terms of our securitizations will require that a portion of the net interest income from the loans initially be used to pay down the principal balance of senior securities of a securitization trust to achieve over-collateralization. In addition, the application of the net interest income to the senior securities of a securitization trust is dependent upon the performance of the related mortgage loans. Therefore, there may be material variations in the amount, if any, of the net interest income distributed to us from period to period, and there may be extended periods, including the initial periods after closing a securitization, when we receive no net interest income. Any variations in the rate or timing of receipt of distributions could have a material adverse effect on our business, financial condition, liquidity, and results of operations. To the extent we are unable to use interest income from our securitization portfolio to fund our current business operations, we will be required to seek other sources for our financing needs.

We intend to leverage our portfolio, which may adversely affect the return on our planned investments and may reduce cash available for distribution to you.

We intend to leverage our portfolio through borrowings, generally through the use of revolving warehouse and repurchase credit facilities, on balance sheet securitizations, including the issuance of collateralized mortgage-backed debt securities. The amount of leverage we incur will vary depending on our ability to securitize loans in our portfolio to obtain credit facilities and our lenders’ estimates of the value of our portfolio’s cash flow.

Our debt service payments will reduce the net income available for distributions to you. We may not be able to meet our debt service obligations and, to the extent that we cannot, we risk the loss of some or all of our assets to foreclosure or sale to satisfy our debt obligations. We have a target overall leverage amount of 10 to 14 times our equity, but there is no limitation on our leverage ratio or on the aggregate amount of our borrowings.

Our business requires a significant amount of cash, and if it is not available, our business and financial performance will be significantly harmed.

We require substantial amounts of cash to fund our loan originations and to pay loan origination expenses. Holding our loans pending sale or, upon completion of the merger and initial public offering, securitization we may also require cash as our warehouse lines may not fund the entire principal balance of our loans, or if our loans are financed past the permitted term under our warehouse lines, or decline in value, we need cash to reduce our borrowing under the warehouse lines to the permitted level. We also need cash to satisfy our working capital, minimum REIT distribution requirements, financial covenants in our warehouse and repurchase facilities, and other needs. We finance the majority of the loans we make by borrowing from our warehouse and repurchase facilities and pledging the loans made as collateral. If the value of the loans we pledged as collateral declines, we will need cash to offset any decline in value. In addition, if our minimum distribution requirements to maintain our REIT status become large relative to our cash flow as a result of our income exceeding our cash flow, we could be forced to borrow to raise capital on unfavorable terms in order to maintain our REIT status.

We have not established a minimum distribution level and we may not have the ability to make distributions to you in the future.

All distributions will be made at the discretion of our board of directors and will depend on our earnings, our financial condition, maintenance of our REIT status and other factors that our board of directors may deem relevant from time to time. We have not established a minimum distribution level and some of our distributions, if any, may include a return of capital. Therefore, we cannot predict our ability to make distributions to you in the future.

Our success will depend on our ability to obtain financing to leverage our equity.

If we are limited in our ability to leverage our assets, the returns on our portfolio may be harmed. A key element of our strategy is our intention to use leverage to increase the size of our portfolio in an attempt to enhance our returns. We intend to leverage our equity 10 to 14 times through the use of on-balance sheet securitizations. If we are unable to leverage our equity to the extent we currently anticipate, the returns on our portfolio could be diminished, which may limit or eliminate our ability to pay dividends to you.

Aames Investment was incorporated only recently and has a limited operating history.

Aames Investment was not formed until February 24, 2004 and will have no operations prior to the completion of the merger and initial public offering. We are relying on capital raised in the initial public offering to fund our initial investments in retained mortgage loans and residential mortgage-backed securities. As a result, we have no history managing a portfolio of mortgage loans or mortgage-backed securities held for investment for you to determine the likelihood of us achieving our investment objectives.

Interest rate fluctuations may cause losses.

We expect our primary interest rate exposure to relate to our mortgage loans, mortgage-backed securities and variable-rate debt, as well as the interest rate swaps and caps that we intend to utilize for risk management purposes. Changes in interest rates may affect our net interest income, which is the difference between the interest income we earn on our interest-earning investments and the interest expense we incur in financing these investments. Changes in the level of interest rates also can affect our ability to originate or acquire mortgage loans or mortgage-backed securities, the value of our assets and our ability to realize gains from the sale of such assets. In a period of rising interest rates, our interest expense could increase while the interest we earn on our assets would not change as rapidly. This would adversely affect our profitability.

Our operating results will depend in large part on differences between income received from our assets, net of credit losses and our financing costs. For any period during which our assets are not match-funded, the income from such assets will adjust more slowly to interest rate fluctuations than the cost of our borrowings. Consequently, changes in interest rates, particularly short-term interest rates, may significantly influence our net income. We anticipate that increases in interest rates will tend to decrease our net income. Interest rate fluctuations resulting in our interest expense exceeding our interest income would result in operating losses for us and may limit or eliminate our ability to make distributions to you.

The use of securitizations with over-collateralization requirements may have a negative impact on our cash flow.

We expect that our on-balance sheet securitizations will restrict our cash flow if loan delinquencies or losses exceed certain levels. The terms of securitizations generally provide that, if certain delinquencies and/or losses exceed specified levels, the required level of over-collateralization may be increased or may be prevented from decreasing as would otherwise be permitted if losses and/or delinquencies did not exceed those levels. An increase in the level of over-collateralization required may restrict our ability to receive net interest income from a securitization transaction.

Declining real estate values could harm our operations.

We believe the risks associated with our business will be more acute during periods of declining real estate values. Declining real estate values will likely reduce our level of new mortgage loan originations, since borrowers often use increases in the value of their existing home to support the refinancing of their existing mortgage loans or the purchase of new homes at higher levels of borrowings. Further, declining real estate values significantly increase the likelihood that we will incur increased payment delinquencies, foreclosures and losses on our loans in the event of default. Therefore, any sustained period of declining real estate values could adversely affect both our net interest income from loans in our portfolio as well as our ability to originate, sell and securitize loans, which would significantly harm our revenues, results of operations, financial condition, business prospects and our ability to make distributions to you.

In a declining interest rate environment, loan prepayment rates may increase, adversely affecting yields on our planned investments.

The value of the assets we plan to acquire may be affected by prepayment rates on mortgage loans. Prepayment rates on mortgage loans are influenced by changes in current interest rates and a variety of economic, geographic and other factors beyond our control, and consequently, such prepayment rates cannot be predicted with certainty. In periods of declining mortgage loan interest rates, prepayments on mortgage loans generally increase and the proceeds of such prepayments are likely to be reinvested by us in assets with lower yields than the yields on the assets that were prepaid. In addition, the market value of any mortgage assets may, because of the risk of prepayment, benefit less than other fixed-income securities from declining interest rates. Under certain interest rate and prepayment scenarios we may fail to recoup fully our cost of acquisition of certain investments.

The terms of our warehouse credit facilities and reverse repurchase agreements may restrict our ability to pay dividends in situations where we are not currently in compliance with certain financial and other covenants.

The terms of our warehouse credit facilities and reverse repurchase agreements contain a number of restrictive financial and other covenants that, among other things, require us to maintain a minimum ratio of total liabilities to tangible net worth, minimum levels of tangible net worth, liquidity and stockholders’ equity and maximum leverage ratios, as well as to comply with applicable regulatory and other requirements. These facilities and agreements may restrict our ability to pay any dividends to you if we are not in compliance with the covenants.

We may change our investment strategy without your consent, which may result in our investing in riskier investments than our currently planned investments.

We may change our investment strategy at any time without the consent of our stockholders, which could result in our making investments that are different from, and possibly riskier than, the investments described in this prospectus. A change in our investment strategy may increase our exposure to, among other things, credit risk, interest rate risk and real estate market fluctuations.

Our hedging transactions may limit our gains or result in losses.

We intend to use derivatives, primarily interest rate swaps and caps, to hedge our liabilities and this has certain risks, including the risk that losses on a hedging transaction will reduce the amount of cash available for distribution to you and that such losses may exceed the amount invested in such instruments. Our board of directors will adopt a general policy with respect to the use of derivatives, which will generally allow us to use derivatives when we deem appropriate for risk management purposes, but does not set forth specific guidelines. To the extent consistent with maintaining our status as a REIT, we may use derivatives, including interest rate swaps and caps, options, term repurchase contracts, forward contracts and futures contracts, in our risk management strategy to limit the effects of changes in interest rates on our operations. However, a hedge may not be effective in eliminating the risks inherent in any particular position. Our profitability may be adversely affected during any period as a result of the use of derivatives in a hedging transaction.

Maintenance of our Investment Company Act exemption imposes limits on our operations.

We intend to conduct our operations so as not to become regulated as an investment company under the Investment Company Act of 1940, as amended. We believe that there are a number of exemptions under the Investment Company Act that may be applicable to us. To maintain our exemption, the assets that we may acquire will be limited by the provisions of the Investment Company Act and the rules and regulations promulgated under the Investment Company Act. In addition, we could, among other things, be required either to change the manner in which we conduct our operations to avoid being required to register as an investment company or to register as an investment company, either of which could have an adverse effect on our operations and the market price Aames Investment common stock.

Risks Related to Our Organization and Structure

Aames Investment’s charter will contain ownership limits and restrictions on transferability of its stock which may inhibit potential acquisition bids and limit the market price of its stock.

In order to maintain Aames Investment’s status as a REIT, no more than 50% of the value of its outstanding shares, including any outstanding preferred shares, after taking into account options to acquire shares, may be owned, directly or indirectly, by five or fewer individuals (as defined in the Internal Revenue Code to include certain entities), and the shares must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year, other than the first year. To assist Aames Investment in satisfying these requirements, Aames Investment’s charter generally prohibits, subject to specific exceptions approved by its board of directors, any stockholder from directly or indirectly owning more than             % in value or number (whichever is more restrictive) of its outstanding common stock or more than             % of the value of its outstanding stock. Specialty Finance Partners will be subject to higher ownership limits in the charter and will not be permitted without approval from Aames Investment’s board of directors to own more than             % in number or value (whichever is more restrictive) of our outstanding common stock or             % of the value of our outstanding stock. The constructive ownership rules are complex and may cause shares of Aames Investment’s common stock owned directly or constructively by a group of related individuals or entities to be constructively owned by one individual or entity. These restrictions may:

•	discourage a tender offer or other transactions or a change in management or control that might involve a premium price for Aames Investment’s shares or otherwise be in the best interests of our stockholders; or

•	cause shares acquired by a person in excess of the % ownership limit ( % in the case of Specialty Finance Partners) to be automatically transferred to a trust and, as a result, such person would not obtain any benefits of owning the additional shares.

Aames Investment’s charter will permit its board of directors to issue additional stock with terms that may discourage a third party from acquiring Aames Investment.

Aames Investment’s charter will authorize it to issue additional authorized but unissued shares of common stock or preferred stock and Aames Investment’s board, without any action by its stockholders, will also be able to amend its charter from time to time to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class it have the authority to issue. In addition, Aames Investment’s board of directors may classify or reclassify any unissued shares of common stock or preferred stock and may set the preferences, conversion or other rights, voting powers, restrictions, limitations as to distributions, qualifications, or terms or conditions of redemption as determined by our board. Thus, our board could authorize the issuance of common stock or preferred stock with terms and conditions that could have the effect of discouraging a takeover or other transaction in which holders of some or a majority of Aames Investment’s shares might receive a premium for their shares over the then-prevailing market price of Aames Investment’s shares.

Aames Investment’s charter will prohibit certain entities from owning its shares which might reduce the demand for its shares by limiting the potential purchasers of its shares.

Although the law on the matter is unclear, if a REIT owns an interest in a taxable mortgage pool and certain types of entities are stockholders of the REIT, a tax might be imposed on the REIT. To prevent Aames Investment from being subject to this tax in that event, its charter will prohibit our shares from being held directly by the entities that might cause this tax to be imposed on us. These entities include: the United States; any State or political subdivision thereof; any foreign government; any international organization, any agency or instrumentality of any of the foregoing, any other tax-exempt organization, other than a farmer’s cooperative described in section 521 of the Internal Revenue Code, that is both exempt from income taxation and exempt from taxation under the unrelated business taxable income provisions of the Internal Revenue Code; and any rural electrical or telephone cooperative.

Provisions of Maryland law may limit the ability of a third party to acquire control of Aames Investment.

Certain provisions of the Maryland General Corporation Law, or the MGCL, may have the effect of inhibiting a third party from making a proposal to acquire Aames Investment or of impeding a change of control under circumstances that otherwise could provide the holders of shares of Aames Investment common stock with the opportunity to realize a premium over the then-prevailing market price of such shares, including:

•	“business combination” provisions that, subject to limitations, prohibit certain business combinations between us and an “interested stockholder” (defined generally as any person who beneficially owns 10% or more of the voting power of our shares or an affiliate thereof) for five years after the most recent date on which the stockholder becomes an interested stockholder, and thereafter imposes special super majority stockholder voting requirements on these combinations;

•	“control share” provisions that provide that “control shares” of our company (defined as shares which, when aggregated with other shares controlled by the stockholder, entitle the stockholder to exercise one of three increasing ranges of voting power in electing directors) acquired in a “control share acquisition” (defined as the direct or indirect acquisition of ownership or control of “control shares”) have no voting rights except to the extent approved by our stockholders by the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter, excluding all interested shares; and

•	“unsolicited takeover” provisions of Maryland law permit our board of directors, without stockholder approval, to implement possible takeover defenses, such as a classified board or two-third vote requirement for removal of director that we may not yet have.

Aames Investment has opted out of the control share provisions of the MGCL pursuant to a provision in its bylaws. However, Aames Investment may, by amendment to its bylaws, become subject to the control share provisions of the MGCL in the future. Aames Investment has also, by resolution of its board of directors, excluded any business combination with it from the business combination provisions of the MGCL. There can be no assurance that this provision will not be amended or eliminated at any time in the future. There can also be no assurance that the “unsolicited takeover” provisions that Aames Investment may not yet have will not be implemented by its board of directors in the future.

Provisions of Aames Investment’s charter and bylaws may limit the ability of a third party to acquire control of it.

Aames Investment’s charter permits the removal of a director only upon cause and the affirmative vote of the votes entitled to be cast generally in the election of directors and provides that vacancies may only be filled by a majority of the remaining directors. Aames Investment’s bylaws require advance notice of a stockholder’s intention to nominate directors or present business for consideration by stockholders at an annual meeting of our stockholders. Aames Investment’s charter and bylaws also contain other provisions that may delay, defer, or prevent a transaction or change in control that involves a premium price for its common stock or that for other reasons may be desired by its stockholders.

Tax Risks

If the merger fails to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, the U.S. federal income tax consequences to you of the merger would change.

We have received an opinion of counsel to the effect that the merger should be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. Assuming that this treatment is correct, as a result of the merger, (i) you will recognize gain, if any, on the shares of (or options to acquire shares of) Aames Financial stock, although any gain you recognize, if any, will not exceed the amount of cash you receive in the merger, but (ii) you will not be able to recognize any losses on your shares of (or options to acquire shares of) Aames Financial stock as a result of the merger. However, it is possible that the Internal Revenue Service could challenge the treatment of the merger as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. If the Internal Revenue Service were to successfully challenge the treatment of the merger, the tax consequences to you of the merger would be different. Instead, the merger would be treated as a taxable sale by you of your shares of (or options to acquire shares of) Aames Financial stock in exchange for a combination of shares of (or options to acquire shares of) Aames Investment common stock and cash. In such instance, you generally would be treated as realizing capital gain or loss equal to the difference between (a) the sum of the cash and the fair market value of the shares of (and options to acquire shares of) Aames Investment common stock you receive in the merger and (b) your tax basis in the shares of (or options to acquire shares of) Aames Financial stock.

If we fail to qualify or remain qualified as a REIT, our distributions will not be deductible by us, and our income will be subject to taxation, reducing our earnings available for distributions.

We intend to qualify as a REIT under the Internal Revenue Code. The requirements for this qualification, however, are highly technical and complex and even a technical or inadvertent mistake could jeopardize our REIT status. If we fail to meet these requirements, our distributions will not be deductible to us, and we will have to pay a corporate level tax on our income. This would substantially reduce our earnings, our cash available to pay distributions and your yield on your investment in our shares. In addition, such a tax liability might cause us to borrow funds, liquidate some of our investments or take other steps which could negatively affect our operating results. Moreover, if our REIT status is terminated because of our failure to meet a technical REIT requirement or if we voluntarily revoke our election, we would generally be disqualified from electing treatment as a REIT for the four taxable years following the year in which REIT status is lost. As a result, the amount of funds available for distribution to our stockholders would be reduced for the year or years involved.

If ownership of our shares becomes concentrated in a small number of individuals, we may fail to qualify as a REIT.

To qualify as a REIT under the Internal Revenue Code, no more than 50% of the value of our outstanding shares may be owned, directly or indirectly, by five or fewer individuals (including, for this purpose, certain entities) during the last half of a taxable year.

To qualify as a REIT under the Internal Revenue Code, our shares must be beneficially owned by 100 or more persons during at least 335 days of a taxable year or during a proportionate part of a shorter taxable year, other than the first year. We believe that it is unlikely that our shares will be held by fewer than 100 persons, but there can be no assurance that it will not occur.

To assist us in satisfying these requirements, there will be ownership limits and restrictions on transferability of shares in our charter.

We may be unable to comply with the strict income distribution requirements applicable to REITs, or compliance with such requirements could adversely affect our financial condition.

To obtain the favorable treatment associated with qualifying as a REIT, we must distribute to our stockholders with respect to each year at least 90% of our net taxable income excluding capital gains. In addition, we are subject to a tax on the undistributed portion of our income at regular corporate rates and also may be subject to a non-deductible 4% excise tax on the amount by which certain distributions considered as paid by us with respect to any calendar year are less than the sum of: (1) 85% of our ordinary income for the calendar year, (2) 95% of our capital gains net income for the calendar year, and (3) 100% of undistributed taxable income from prior periods. We could be required to borrow funds on a short-term basis to meet the distribution requirements that are necessary to achieve the tax benefits associated with qualifying as a REIT, even if conditions are not favorable for borrowing.

Recent change in taxation of corporate dividends may adversely affect the value of our shares.

The Jobs and Growth Tax Relief Reconciliation Act of 2003 that was enacted into law on May 28, 2003, among other things, generally reduces to 15% the maximum marginal rate of tax payable by individuals on dividends received from a regular C corporation. This reduced tax rate, however, will not apply to dividends paid to most domestic non-corporate taxpayers by a REIT on its stock except for certain limited amounts. While the earnings of a REIT that are distributed to its stockholders are still generally subject to less federal income taxation than earnings of a non-REIT C corporation which are distributed to its stockholders net of corporate-level income tax, this legislation could cause domestic non-corporate investors to view the stock of regular C corporations as more attractive relative to the stock of a REIT than was the case prior to the enactment of the legislation, because the dividends from regular C corporations would generally be taxed at a lower rate while dividends from REITs will generally be taxed at the same rate as the domestic non-corporate taxpayer’s other ordinary income. We cannot predict what effect, if any, the enactment of this legislation may have on the value of the stock of REITs in general or on our common stock in particular, either in terms of price or relative to other investments.

Our ability to satisfy the income and asset tests applicable to REITs will be dependent on the nature of our assets, the sources of our income, and certain factual determinations, including the value of the real property underlying our loans.

As a REIT, 75% of the value of our total assets must consist of specified real estate related assets and certain other specified types of investments, and 75% of our gross income must be earned from specified real estate related sources and certain other specified types of income. If the value of the real estate securing each of our loans, determined at the date of acquisition of the loans acquired after the offering is completed (and possibly at certain other times), is less than the highest outstanding balance of the loan for a particular taxable year, then a portion of that loan will not be a qualifying real estate asset and a portion of the interest income will not be qualifying real estate income. Accordingly, in order to determine the extent to which our loans constitute qualifying assets for purposes of the REIT asset tests and the extent to which the interest earned on our loan constitutes qualifying income for purposes of the REIT income tests, we will need to determine the value of the real estate at the time we acquire each loan and possibly certain other times. There can be no assurance that the IRS will not disagree with our determinations and assert that a lower value is applicable, which could negatively impact our ability to qualify as a REIT. These considerations also might restrict the types of loans that we can make in the future. In addition, the need to comply with those requirements may cause us to acquire other assets that qualify as real estate (for example, interests in other mortgage loan portfolios) that are not part of our overall business strategy and might not otherwise be the best investment alternative for us.

The tax on prohibited transactions will limit our ability to engage in transactions, including certain methods of securitizing loans that would be treated as sales for federal income tax purposes.

A REIT’s net income from prohibited transactions is subject to a 100% tax. In general, prohibited transactions are sales or other dispositions of property, other than foreclosure property, but including mortgage loans, held primarily for sale to customers in the ordinary course of business. We might be subject to this tax if we were to sell or securitize loans in a manner that was treated as a sale of the loans for federal income tax purposes. Therefore, in order to avoid the 100% prohibited transactions tax, we may choose not to engage in certain sales of loans and not to securitize loans in a manner that would be treated as a sale of the loans for federal income tax purposes (except for sales of loans made by Aames Financial, our taxable REIT subsidiary), even though such sales or securitization transactions might otherwise be beneficial for us.

Even if we qualify as a REIT, the income earned by our taxable REIT subsidiaries will be subject to federal income tax.

We expect to own one or more taxable REIT subsidiaries, including Aames Financial. A taxable REIT subsidiary is taxed as a regular C corporation, and the income from the activities of Aames Financial described above, and other income earned by our taxable REIT subsidiaries will therefore be subject to a corporate level tax, notwithstanding that we qualify as a REIT. However, we anticipate that Aames Financial will have substantially lower effective tax rates due to historical net operating loss carryforwards for U.S. federal income tax purposes. As of June 30, 2003, Aames Financial had approximately $194.4 million of historical federal net operating loss carryforwards that expire from 2019 through 2023. Subject to annual limitations, these losses are available to offset future income. However, the present U.S. federal tax treatment of net operating loss carryforwards may be modified by legislative, judicial or administrative action at any time. Revisions in U.S. tax laws concerning net operating loss carryforwards could adversely affect Aames Financial’s ability to use its net operating loss carryforwards.

The REIT qualification rules impose limitations on the types of investments and activities that we may undertake which may preclude us from pursuing the most economically beneficial investment alternatives.

In order to qualify as a REIT, we must satisfy certain income and asset tests, which require that a certain specified percentage of our income and assets be comprised of certain types of income and assets. Satisfying these requirements might limit our ability to undertake investments and activities that would otherwise be beneficial to us. For example, from time to time, we enter into hedging transactions with respect to one or more of our assets or liabilities. Our hedging activities may include entering into interest rate swaps, caps, and floors, options to purchase these items, and futures and forward contracts. To the extent that we enter into an interest rate swap or cap contract, option, futures contract, forward rate agreement, or any similar financial instrument to hedge our indebtedness incurred or to be incurred to acquire mortgage loans, any periodic income or gain from the disposition of that contract attributable to the carrying or acquisition of the real estate assets should be qualifying income for purposes of the 95% gross income test, but not the 75% gross income test. To the extent that we hedge with other types of financial instruments or for other purposes, or to the extent that a portion of our mortgage loans is not secured by real estate assets or in other situations, the income from those transactions is not likely to be treated as qualifying income for purposes of the gross income tests. Although we intend to structure any hedging transactions in a manner that does not jeopardize our status as a REIT, we may choose not to engage in certain hedging transactions of the type we have undertaken in the past (except through our taxable REIT subsidiaries), even though such transactions might otherwise be beneficial for us.

The “taxable mortgage pool” rules will limit the manner in which we effect future securitizations.

There is a significant likelihood that our future securitizations, to the extent patterned after Aames Financial’s existing securitizations, would be considered to result in the creation of taxable mortgage pools. As a REIT, so long as we own 100% of the equity interests in the taxable mortgage pool, we would not be adversely affected by the characterization of our securitizations as taxable mortgage pools (assuming that we do not have any stockholders who might cause a corporate income tax to be imposed upon us by reason of our owning a taxable mortgage pool). We would be precluded, however, from selling to outside investors equity interests in our securitizations, as we have done in the past, or from selling any debt securities issued in connection with the securitization that might be considered to be equity interests for tax purposes. These limitations will preclude us from engaging in the types of sales that we have used with respect to our prior securitizations to maximize our returns from securitization transactions.

We may be required to allocate “excess inclusion income” to our stockholders.

Our future securitization transactions likely will result in the creation of taxable mortgage pools, with the result that a portion of our income from that arrangement could be treated as “excess inclusion income.” Excess inclusion income is an amount, with respect to any calendar quarter, equal to the excess, if any, of (a) income allocable to the holder of a residual interest in a REMIC or, under Treasury regulations that have not been issued, an equity interest in a taxable mortgage pool over (b) the sum of an amount for each day in the calendar quarter equal to the product of (i) the adjusted issue price of such interests at the beginning of the quarter multiplied by (ii) 120% of the long-term Federal rate (determined on the basis of compounding at the close of each calendar quarter and properly adjusted for the length of such quarter). Excess inclusion income would be allocated among our stockholders. A stockholder’s share of excess inclusion income (i) would not be allowed to be offset by any net operating losses otherwise available to the stockholder, (ii) would be subject to tax as unrelated business taxable income in the hands of most types of stockholders that are otherwise generally exempt from federal income tax, and (iii) would result in the application of U.S. federal income tax withholding at the maximum rate (30%), without reduction for any otherwise applicable income tax treaty, to the extent allocable to most types of foreign stockholders.

U.S. federal income tax treatment of REITs and investments in REITs may change.

The present U.S. federal income tax treatment of a REIT and an investment in a REIT may be modified by legislative, judicial or administrative action at any time. Revisions in U.S. federal income tax laws and interpretations of these laws could adversely affect us and the tax consequences of an investment in us.

AAMES INVESTMENT DISTRIBUTION POLICY

We will elect to be treated as a REIT for federal income tax purposes. Federal income tax law requires that a REIT distribute at least 90% of its REIT taxable income excluding capital gains. For more information, please see “Material U.S. Federal Income Tax Consideration—Taxation of Aames Investment.”

To satisfy the requirements to qualify as a REIT and to avoid paying income or excise tax on our income as a REIT, we intend to make regular quarterly distributions of all or substantially all of our REIT taxable income and capital gains net income to holders of our common stock. Any future distributions we make will be at the discretion of our board of directors and will depend upon a number of factors, including:

•	our results of operations;

•	the timing of interest and principal we receive from our loans and securities;

•	our obligation to pay debt service on our borrowings;

•	the annual distribution requirements under the REIT provisions of the Internal Revenue Code; and

•	other factors that our board of directors deems relevant.

For more information regarding risk factors that could materially adversely affect our actual results of operations and our ability to pay distributions, please see “Risk Factors” beginning on page             .

Historical Distributions

Prior to the merger and initial public offering and since September 1998, Aames Financial has not paid any distributions to holders of its common stock. In March 2004 and December 2003, Aames Financial made distributions of $             and $58.6 million, respectively, to holders of its preferred stock. Specialty Finance Partners received a total of $             of such distributions.

Immediately prior to the closing of the merger and initial public offering, Aames Financial is expected to make distributions to pay any dividends on preferred stock that have accrued up to that time.

AAMES FINANCIAL VOTING MATTERS AND PROPOSALS

Special Meeting Date

The special meeting will be held at the Omni Hotel, 251 South Olive Street, Los Angeles, California 90012, on             , May, 2004 at 9:00 a.m., California time.

Voting via Proxy

If you sign and return the accompanying proxy card at or before the special meeting, your shares will be voted as you specify on the proxy card. If you sign and return the accompanying proxy card, but do not specify a vote, your shares will be voted “FOR” Proposal 1 (adoption of the agreement and plan of merger) and “FOR” Proposal 2 (adoption of the equity incentive plan).

We will appoint an inspector of elections to count the votes cast in person or by proxy at the meeting. If you mark your proxy to abstain from voting on any matter, your shares will be counted for purposes of determining whether there is a quorum, but will not be voted on that matter. Similarly, if a broker or nominee indicates on its proxy that it does not have discretionary authority to vote on a particular matter as to certain shares and has not received voting instructions from the beneficial owner, those shares will be counted for purposes of determining whether there is a quorum, but will not be voted on that matter.

Outstanding Shares of Aames Financial Stock

As of March 16, 2004, there were 400,000,000 authorized shares of common stock of which 7,162,455 shares were issued and outstanding, 29,704,000 authorized shares of Series B convertible preferred stock of which 26,704,000 shares were issued and outstanding, 34,530,486 authorized shares of Series C convertible preferred stock of which 19,793,997 shares were issued and outstanding and 108,565,514 authorized shares of Series D convertible preferred stock of which 59,919,568 shares were issued and outstanding.

Holders of Series B convertible preferred stock are entitled to one vote for every five shares of Series B convertible preferred stock held, for a total of 5,340,800 votes. Holders of Series C convertible preferred stock are entitled to one vote for each share of Series C convertible preferred stock held, or 19,793,997 votes, and holders of Series D convertible preferred stock are entitled to one vote for each share of Series D convertible preferred stock held, or 59,919,568 votes.

On             , 2004, the record date for determining the Aames Financial stockholders entitled to notice of, and to vote at, the meeting, the directors and executive officers of Aames Financial, owned and were entitled to vote             ,              and              shares of Aames Financial common, Series C convertible preferred and Series D convertible preferred stock or             % of the total shares outstanding on that date entitled to vote on the merger. As of March 16, 2004, Specialty Finance Partners beneficially owned and was entitled to vote 26,704,000, 18,827,346 and 58,823,529 shares of Aames Financial Series B, Series C and Series D convertible preferred stock (or 90.0% of the total shares and 96.7% of the preferred shares outstanding on that date entitled to vote at the meeting). If Specialty Finance Partners votes its shares of Aames Financial stock in favor of adopting the proposals at the meeting, the proposals would be adopted.

Costs of Solicitation

We will pay the expenses of printing, assembling and mailing this proxy statement/prospectus.

Proposal 1: Adoption of the Agreement and Plan of Merger

The adoption of the agreement and plan of merger described in this proxy statement/prospectus requires an affirmative vote of the holders of a majority of the voting power of the shares of Aames Financial common stock and preferred stock, voting together as a single class, present in person or by proxy at the special meeting and entitled to vote. In addition, pursuant to the provisions of the certificate of incorporation of Aames Financial, holders of a majority of the voting power of the outstanding preferred stock, voting as a single class, must also adopt the agreement and plan of merger. Adoption of the agreement and plan of merger would have the effect of approving the transactions contemplated by the agreement and plan of merger and the related transactions described under “The Merger and Initial Public Offering.”

A copy of the agreement and plan of merger providing for the merger is attached as Annex A to this proxy statement.

Proposal 2: Adoption of Equity Incentive Plan

The adoption of the equity incentive plan described in this proxy statement/prospectus requires an affirmative vote of the holders of a majority of the voting power of the outstanding shares of Aames Financial common stock and preferred stock, voting together as a single class, present in person or by proxy at the special meeting and entitled to vote.

We have attached a copy of the equity incentive plan as Annex B to this proxy statement/prospectus. A description of the equity incentive plan, subject to the actual terms of the equity incentive plan attached as Annex B to this proxy statement/prospectus, is included in “Executive Compensation.”

THE MERGER AND INITIAL PUBLIC OFFERING

Reasons for the Merger

The merger provided for in the agreement and plan of merger that is being submitted for stockholder adoption at the meeting, is being undertaken in connection with our effort to reorganize Aames Financial by establishing Aames Investment as its new parent corporation that would be taxed as a REIT and become a publicly-traded company whose shares are listed on the New York Stock Exchange. Aames Financial’s board of directors has carefully considered the advisability of REIT status and the initial public offering of Aames Investment common stock. We believe that establishing Aames Investment as Aames Financial’s new parent corporation classified as a REIT and commencing an initial public offering of Aames Investment common stock will substantially enhance our continuing growth and success because it will increase our capital resources for internal growth. Our board of directors believes that the creation of the new corporate REIT structure is the best method to accomplish our objectives. See “Board of Directors Recommendation” and “Special Committee Actions.”

How the Merger Will Work

Aames Financial formed Aames Investment, a Maryland corporation, in February 2004, as its wholly-owned subsidiary, and caused Aames Investment to form two wholly-owned subsidiaries, Newco and TRS, each a Delaware corporation created for the interim purpose of effecting the corporate reorganization and, in the case of TRS, to be the successor by merger to Aames Financial. Concurrently with the initial public offering, Newco will merge with and into Aames Financial, with Aames Financial as the surviving entity. In the merger, stockholders of Aames Financial will receive a combination of Aames Investment common stock and cash payments in exchange for their shares of Aames Financial stock. Such cash payments will be made from our net proceeds in the initial public offering. It is expected that an aggregate of between $             and $             of consideration in a combination of Aames Investment common stock and cash, currently anticipated to be             % in common stock and             % in cash, will be paid to the stockholders of Aames Financial in connection with the merger transaction. Following the Aames Financial/Newco merger, Aames Financial will become a wholly-owned subsidiary of Aames Investment. Also following the Aames Financial/Newco merger, as part of the overall reorganization, Aames Financial will merge with and into TRS, with TRS surviving, adopting the name “Aames Financial Corporation” and continuing to conduct the Aames Financial business. As noted earlier, for these reasons, we refer to TRS as Aames Financial. In the opinion of Mayer, Brown, Rowe & Maw LLP, our counsel, the merger transactions should be treated as a reorganization as defined in Section 368(a) of the Internal Revenue Code, and Aames Financial, Aames Investment, Newco and TRS will not recognize gain or loss solely as a result of the merger transactions. For a more detailed description of the tax consequences to you of the merger, please read the discussion under “Material U.S. Federal Income Tax Considerations—Tax Consequences of the Merger Transaction” below.

Immediately prior to the merger transactions, Aames Financial will have historical net operating loss carryforwards available to reduce its taxable income in future years for U.S. federal income tax purposes. As of June 30, 2003, Aames Financial had approximately $194.4 million of historical federal net operating loss carryforwards that expire from 2019 through 2023. The mergers, together with the initial public offering, will effect an “ownership change” with respect to Aames Financial for U.S. federal income tax purposes. The result of this ownership change is that TRS, which will succeed to Aames Financial’s net operating loss carryforwards (and will change its name to Aames Financial Corporation), will be subject to an annual limitation on the amount of its taxable income that it may offset with net operating loss carryforwards pursuant to Section 382 of the Code. Owing to a number of factors, we nevertheless believe that the amount of Aames Financial’s net operating loss carryforwards that will be available to offset TRS’s taxable income each year will still be substantial, and therefore that TRS will have substantially lower effective tax rates in the future.

The following illustrates the corporate reorganization transactions and the resulting structure (including the effect of the closing of the mergers and the initial public offering):

(1)	These transactions reflect the Aames Financial/Newco merger that will become effective concurrently with the initial public offering. Aames Financial will be the surviving entity in this merger.
(2)	This transaction reflects the Aames Financial/TRS merger that will become effective after completion of the Aames Financial/Newco merger and the initial public offering. TRS will be the surviving entity in this merger.

A copy of the agreement and plan of merger is included as Annex A to this proxy statement/ prospectus and is incorporated herein by reference. All stockholders of Aames Financial are urged to read the agreement and plan of merger carefully and in its entirety.

Qualification as a REIT

Aames Investment will elect to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code commencing with its taxable year ending December 31, 2004. Qualification as a REIT depends upon Aames Investment’s ability to meet on a continuing basis, through actual annual (or in some cases, quarterly) operating results, various complex requirements under the Internal Revenue Code relating to, among other things, the sources of its gross income, the composition and values of its assets, its distribution levels and the diversity of ownership of its shares. We believe that Aames Investment will be organized in conformity with the requirements for qualification as a REIT under the Internal Revenue Code, and that its intended manner of operation will enable it to meet the requirements for taxation as a REIT for federal income tax purposes. As a result of the election to be taxed as a REIT, Aames Investment’s fiscal year end will be December 31 (and not June 30 as is the case with Aames Financial).

As a REIT, Aames Investment generally will not be subject to federal income tax on REIT taxable income it distributes to its stockholders. If Aames Investment fails to qualify as a REIT in any taxable year, it will be subject to federal income tax at regular corporate rates. Even if Aames Investment qualifies for taxation as a REIT, it may be subject to some federal, state and local taxes on its income and property.

Following completion of the merger and initial public offering, Aames Investment and Aames Financial will make a joint election for Aames Financial to be treated as Aames Investment’s taxable REIT subsidiary. Aames Financial and its subsidiaries may earn income and engage in activities that might otherwise jeopardize Aames Investment’s status as a REIT. For example, Aames Financial, as a taxable REIT subsidiary, could earn fees from origination of loans and servicing loans that we do not own for federal income tax purposes, neither of which will be qualifying income for purposes of the REIT income tests, without jeopardizing Aames Investment’s status as a REIT. A taxable REIT subsidiary is taxed as a regular corporation, and its income will therefore be subject to federal, state and local corporate level tax.

Board of Directors and Management After the Merger

Aames Investment’s board of directors will consist of seven directors, not all of whom will be current Aames Financial directors. For more information on Aames Investment’s board of directors and executive officers, see “Management.”

SFP Proposal

In order to receive necessary stockholder votes to adopt the agreement and plan of merger providing for the merger, the affirmative vote is required of Specialty Finance Partners, our largest stockholder, that, at March 16, 2004, controlled 90.0% of the voting power of the outstanding shares of Aames Financial stock and 97.6% of the voting power of the outstanding preferred stock. In connection with the proposed merger and initial public offering, Specialty Finance Partners has proposed terms pursuant to which it would be willing to vote in favor of those transactions, which we will refer to in this document as the SFP proposal. In the SFP proposal, Specialty Finance Partners highlighted that Aames Financial’s current capitalization includes three outstanding series of convertible preferred stock (Series B, C and D) and common stock and that the Series B, C and D convertible preferred stock have several characteristics that are different from the common stock including, but not limited to, liquidation preferences, a 6.5% dividend rate and class voting rights. Pursuant to the SFP proposal, in the merger, Aames Financial stockholders would receive a combination of Aames Investment common stock and cash in exchange for their shares of Aames Financial stock. Under the SFP proposal, holders of the Series B convertible preferred stock and Series C convertible preferred stock would receive consideration equal to 105% of the liquidation preference of each such share (or consideration equal to $1.05 per share of Series B convertible preferred stock and $5.25 per share of Series C convertible preferred stock, with an aggregate value of such consideration equal to $131,958,000 based upon the number of shares of Series B convertible preferred stock and Series C convertible preferred stock outstanding as of March 16, 2004, of which $126,883,000 would be received by Specialty Finance Partners). The SFP proposal further provides that, in that merger, the holders of Series D convertible preferred stock, including 5,000,000 shares of Series D convertible preferred stock issuable upon the exercise at a price of $0.85 per share of an outstanding warrant held by Specialty Finance Partners, would receive consideration with a per share premium of 5% over any consideration received in respect of a share of Aames Financial common stock, less any amount in respect of the exercise price of the warrant. The amount received per share by the holders of common stock of Aames Financial would be determined by, and at the time of, the pricing of the initial public offering shares of Aames Investment stock.

Other aspects of the SFP proposal, as well as numerical examples of how it would work, are included in the following sections.

Merger Consideration

Under the SFP proposal, as a result of the consummation of the merger, each outstanding share of Aames Financial outstanding common stock and preferred stock would convert automatically at the appropriate exchange ratio described below into the right to receive a combination of shares of Aames Investment common stock and cash. Aames Investment will not issue fractional shares in the merger. Any fractional shares resulting from the conversion will be paid in cash in an amount equal to the value of the fractional interest based on the merger consideration.

The total amount of the consideration to be paid in Aames Investment common stock and cash to the holders of Aames Financial stock in the merger will be determined by Aames Financial’s board of directors at the time of and in connection with the pricing of the initial public offering. However, we expect the total consideration to be between $             and $            . The price per share of Aames Investment common stock issued in the initial public offering will be determined at the time of the initial public offering, but we expect the price to be between $             and $             per share. The percentage of consideration paid in Aames Investment common stock and cash to Aames Financial stockholders will also be determined at the time of merger and the initial public offering, but we currently anticipate that             % of the consideration will be paid in Aames Investment common stock and             % will be paid in cash.

While the final valuation for Aames Financial and the value of the consideration due to stockholders in the merger will not be set until the initial public offering of shares of Aames Investment, based on current market valuations for other subprime mortgage REITs and under the terms of the SFP proposal, it is likely that holders of common stock of Aames Financial would receive consideration per share below, and possibly substantially below, $3.73 per share, the lowest closing price of our common stock as reported on the OTCBB, for the five trading days prior to February 20, 2004, the trading day preceding our announcement on February 23, 2004, of our contemplation of the proposed merger and initial public offering. On                          , 2004, the latest practicable date before the printing of this proxy statement/prospectus, the closing sale price of Aames Financial common stock on the OTCBB was $             per share.

Merger Consideration Under SFP Proposal

The following description is a summary of the consideration that would be received in the merger by the holders of outstanding equity securities of Aames Financial (i.e., Series B convertible preferred stock, Series C convertible preferred stock, Series D convertible preferred stock, a warrant to purchase shares of Series D convertible preferred stock, common stock, options to purchase common stock and options to purchase Series E preferred stock) under the SFP proposal submitted to Aames Financial outlining the terms and conditions on which Specialty Finance Partners would be willing to vote in favor of the merger.

Specialty Finance Partners, as holder of all of Aames Financial’s outstanding shares of Series B convertible preferred stock (every five shares of which may be converted into one share of common stock) would receive $1.05 of consideration for each outstanding share of Series B convertible preferred stock in a combination of Aames Investment common stock and cash. This amount is equal to the liquidation preference of a share of Series B convertible preferred stock plus a 5% premium. Because each share of Series B convertible preferred stock is convertible into 0.20 of a share of common stock of Aames Financial, under the SFP proposal, Specialty Finance Partners would receive $5.25 of consideration in respect of each share of common stock of Aames Financial into which a share of Series B convertible preferred stock may be converted. The amount of Aames Investment common stock that holders of Series B convertible preferred stock would receive for each share would be equal to (i) the quotient of (a) $1.05, divided by (b) the price per share of Aames Investment common stock issued in the initial public offering, multiplied by (ii) the percentage of total consideration to all Aames Financial stockholders which is paid in Aames Investment common stock. The amount of cash holders of each share of our Series B convertible preferred stock would receive would be equal to $1.05 minus the value of the Aames Investment common stock received for that share of Series B convertible preferred stock, using the price per share of Aames Investment common stock issued in the initial public offering.

Specialty Finance Partners and any other holder of Series C convertible preferred stock (every share of which may be converted into one share of common stock) would receive $5.25 of consideration for each outstanding share of Series C convertible preferred stock in a combination of Aames Investment common stock and cash. This amount is equal to the liquidation preference of a share of Series C convertible preferred stock plus a 5% premium. The amount of Aames Investment common stock that holders of Series C convertible preferred stock would receive for each share would be equal to (i) the quotient of (a) $5.25, divided by (b) the price per share of Aames Investment common stock issued in the initial public offering, multiplied by (ii) the percentage of total consideration to all Aames Financial stockholders which is paid in Aames Investment common stock. The amount of cash holders of our Series C convertible preferred stock would receive for each share would be equal to $5.25 minus the value of the Aames Investment common stock received for that share of Series C convertible preferred stock using the price per share of Aames Investment common stock issued in the initial public offering.

Specialty Finance Partners and other holders of our Series D convertible preferred stock (every share of which may be converted into one share of common stock) are expected to receive consideration for each outstanding share of Series D convertible preferred stock (the “Series D Preferred Stock Per Share Consideration”) with a per share premium of 5% over any consideration received in respect of a share of Aames Financial common stock. The value of the Aames Investment common stock and cash that would be received by a holder of Series D convertible preferred stock for each share would be equal to (i) the quotient of (a) the total consideration paid to the holders of Aames Financial stock in the merger, less the amount distributed to the holders of our Series B convertible preferred stock and Series C convertible preferred stock outstanding at the time of the merger, divided by (b) the number of shares of Series D convertible preferred stock outstanding on the effective date of the merger multiplied by 1.05, plus the number of shares of common stock outstanding on the effective date of the merger, (ii) multiplied by 1.05. The amount of Aames Investment common stock holders of Series D convertible preferred stock would receive for each share would be equal to (i) the consideration received for each share of our Series D convertible preferred stock determined above, divided by the price per share of Aames Investment common stock issued in the initial public offering, multiplied by (ii) the percentage of total consideration to all Aames Financial stockholders which is paid in Aames Investment common stock. The amount of cash holders of Series D convertible preferred stock would receive for each share would be equal to the value paid for each share of our Series D convertible preferred stock minus the value of the Aames Investment common stock received for that share of Series D convertible preferred stock using the price per share of Aames Investment common stock issued in the initial public offering.

Specialty Finance Partners, as holder of a warrant to purchase shares of Aames Financial Series D convertible preferred stock, is expected to receive shares of Series D convertible preferred stock, which will then be included in the number of shares of Series D convertible preferred stock outstanding on the effective date of the merger, and included in the shares of Series D convertible preferred stock held by Specialty Finance Partners. The warrant to purchase Series D convertible preferred stock shall be converted into shares of Series D convertible preferred stock according to the following formula: the number of shares of Series D preferred stock received upon exercise of the warrant multiplied by the difference between (i) the Series D Preferred Stock Per Share Consideration, and (ii) the exercise price for the warrants, divided by the Series D Preferred Stock Per Share Consideration.

Holders of our outstanding common stock are expected to receive consideration for each share (the “Common Stock Per Share Consideration”) in a combination of Aames Investment common stock and cash equal to (i) the quotient of (a) the total consideration paid to the holders of Aames Financial stock in the merger, less the amount distributed to the holders of our Series B convertible preferred stock, Series C convertible preferred stock, and Series D convertible preferred stock outstanding at the time of the merger, divided by (b) the number of shares of common stock outstanding on the effective date of the merger, including any shares of common stock issued as a result of conversion of any of our preferred stock into common stock prior to the effective date of the merger, and the exercise of any outstanding warrants or options. The amount of Aames Investment common stock holders of common stock would receive for each share would be equal to (i) the consideration received for each share of our common stock, divided by the price per share of Aames Investment common stock issued in the initial public offering, multiplied by (ii) the percentage of total consideration to all Aames Financial stockholders which is paid in Aames Investment common stock. The amount of cash holders of common stock would receive for each share would be equal to the value paid for each share of our common stock minus the value of the Aames Investment common stock received for that share of common stock using the price per share of Aames Investment common stock issued in the initial public offering.

Each option to purchase shares of Series E preferred stock would be converted into either an option to purchase shares of Aames Investment common stock or consideration not to exceed $0.29 in value.

Holders of options to purchase Aames Financial common stock would receive options to purchase Aames Investment common stock. The number of options to purchase Aames Investment common stock would be equal to the number of options to purchase Aames Financial common stock divided by the quotient of (i) the price of Aames Investment common stock issued in the initial public offering divided by (ii) the Common Stock Per Share Consideration. The strike price of the options to purchase Aames Investment common stock would be equal to the strike price of options to purchase Aames Financial common stock multiplied by the price of Aames Investment common stock issued in the initial public offering, divided by the Common Stock Per Share Consideration.

The following is a practical example of how the merger consideration would be allocated assuming the merger was consummated on the terms set forth in the SFP proposal, including that 50% of the consideration would be received in cash and 50% would be received in Aames Investment common stock and an initial public offering price of $15 per share.

Specialty Finance Partners as holders of our Series B convertible preferred stock would receive for each share $0.525 of consideration in Aames Investment common stock and $0.525 of consideration in cash. In this example, the amount of Aames Investment common stock was determined by (i) $1.05 (the liquidation preference plus 5%) divided by $15 (the price per share of Aames Investment common stock issued in the initial public offering), multiplied by (ii) 50% (the percentage of total consideration to all Aames Financial stockholders which is paid in Aames Investment common stock), or 0.035 shares of Aames Investment common stock. The amount of cash paid for each share was determined by taking $1.05 minus $0.525 (the value of the Aames Investment common stock received, determined by multiplying (i) 0.035 shares of Aames Investment common stock received by (ii) $15 (the price per share of Aames Investment common stock issued in the initial public offering), or $0.525. As of March 16, 2004, Aames Financial had 26,704,000 outstanding shares of Series B convertible preferred stock, all of which are held by Specialty Finance Partners. Accordingly, Specialty Finance Partners would receive a total of 934,640 shares of Aames Investment Common Stock, and $14,019,600 in cash in exchange for its shares of Series B convertible preferred stock.

Specialty Finance Partners and any other holder of our Series C convertible preferred stock would receive for each share of Series C convertible preferred stock $2.625 of consideration in Aames Investment common stock and $2.625 of consideration in cash. In this example, the amount of Aames Investment common stock was determined by (a) $5.25 (the liquidation preference plus 5%), divided by $15 (the price per share of Aames Investment common stock issued in the initial public offering), multiplied by (ii) 50% (the percentage of total consideration to all Aames Financial stockholders which is paid in Aames Investment common stock), or 0.175 shares of Aames Investment common stock. The amount of cash paid for each share was determined by taking $5.25 minus $2.625 (the value of the Aames Investment common stock received, determined by multiplying (i) 0.175 shares of Aames Investment common stock received by (ii) $15 (the price per share of Aames Investment common stock issued in the initial public offering), or $2.625. As of March 16, 2004, Specialty Finance Partners held 18,827,346 shares of Series C convertible preferred stock and, therefore, Specialty Finance Partners would receive a total of 3,294,785 shares of Aames Investment Common Stock, and $49,422,000 in cash in exchange for its shares of Series C convertible preferred stock. As of March 16, 2004, holders of our Series C convertible preferred stock other than Specialty Finance Partners held 966,651 shares of Series C convertible preferred stock and, therefore, holders of our Series C convertible preferred stock other than Specialty Finance Partners would receive a total of 169,164 shares of Aames Investment Common Stock, and $2,537,000 in cash in exchange for their shares of Series C convertible preferred stock.

Specialty Finance Partners and other holders of our Series D convertible preferred stock would receive consideration for each share of Series D convertible preferred stock (the “Series D Preferred Stock Per Share Consideration”) in a combination of Aames Investment common stock and cash equal to (i) the quotient of (a) the total consideration paid to the holders of Aames Financial stock in the merger, less $131,958,000 (the amount distributed to holders of Series B convertible preferred stock and Series C convertible preferred stock based upon the number of shares of Series B and Series C convertible preferred stock outstanding as of March 16, 2004), divided by (b) 70,078,001.4 (the 59,919,568 shares of Series D convertible preferred stock outstanding as of March 16, 2004 multiplied by 1.05, plus the 7,162,455 shares of common stock outstanding as of March 16, 2004), (ii) multiplied by 1.05. The amount of Aames Investment common stock holders of Series D convertible preferred stock would receive for each share would be equal to (i) the consideration received for each share of our Series D convertible preferred stock determined above, divided by the price per share of Aames Investment common stock issued in the initial public offering, multiplied by (ii) the percentage of total consideration to all Aames Financial stockholders which is paid in Aames Investment common stock. The amount of cash holders of Series D convertible preferred stock would receive for each share shall be equal to the value paid for each share of our Series D convertible preferred stock minus the value of the Aames Investment common stock received for that share of Series D convertible preferred stock using the price per share of Aames Investment common stock issued in the initial public offering.

The holders of 7,162,455 shares of common stock outstanding on the record date, would receive $             per share.

Transfer Restrictions

Aames Financial’s directors and executive officers and Specialty Finance Partners and its affiliates, as Aames Financial’s majority stockholder, have agreed with the underwriters not to sell the common stock they hold earlier than              days after the initial public offering.

Listing and the Initial Public Offering

We intend to apply to list the Aames Investment common stock on the New York Stock Exchange under the symbol “    .” Listing on the New York Stock Exchange is subject to fulfilling all applicable listing requirements.

We do not expect to determine the initial public offering price for Aames Investment common stock until immediately prior to the initial public offering. Completion of the initial public offering and the price at which our stock will trade depends on a number of factors, including market conditions, our net income and performance relative to that of comparable companies with publicly traded stock.

Conditions to the Initial Public Offering and Merger

The merger of Newco with and into Aames Financial will occur concurrently with the initial public offering of Aames Investment common stock and neither the merger nor the initial public offering will occur without the other. To evidence the merger, we will file a certificate of merger with the Secretary of State of Delaware.

Subject to specific terms and conditions set forth in the agreement and plan of merger, including that the initial public offering must occur concurrently with the merger, the merger would not occur unless:

•	the registration statement filed on Form S-4 of which this proxy statement/prospectus is part, has been declared effective by the Securities and Exchange Commission;

•	the agreement and plan of merger has been approved by holders of a majority of the voting power of the outstanding shares of Aames Financial common stock and by holders of a majority of the voting power of Aames Financial’s preferred stock voting as a separate class;

•	the registration statement filed on Form S-11 with respect to the issuance of shares of Aames Investment common stock in the initial public offering has been declared effective by the Securities and Exchange Commission; and

•	no statute, rule, regulation, executive order, decree, injunction or other order has been enacted, entered, promulgated or enforced by any court or governmental authority that is in effect and has the effect of prohibiting the consummation of the merger.

U.S. Federal Income Tax Consequences of the Merger to Stockholders

As a result of the merger, you should recognize gain, if any, on your Aames Financial shares, although any recognized gain should not exceed the amount of cash you receive in the merger. You should not be able to recognize losses on your Aames Financial shares as a result of the merger. For a more detailed description of the tax consequences to you of the merger, please read the discussion under “Material U.S. Federal Income Tax Considerations—Tax Consequences of the Merger Transaction” below. You should consult your tax advisor about tax consequences of the transactions discussed in this proxy statement/prospectus to you.

Regulatory Approvals

We are not aware of any federal, state or local regulatory requirements that must be complied with or approvals that must be obtained prior to consummation of the merger pursuant to the agreement and plan of merger, other than compliance with applicable federal and state securities laws, the filing of a certificate of merger as required under the DGCL, and various state governmental authorizations.

Transfer Agent And Registrar

Mellon Investor Services LLC is the transfer agent and registrar of Aames Financial common stock and preferred stock and will also be the transfer agent and registrar for Aames Investment common stock.

APPRAISAL RIGHTS

Aames Financial is organized under Delaware law. If the merger is consummated, Aames Financial stockholders have the right to seek payment for their shares in accordance with the terms of Section 262 of the DGCL. The following discussion is a summary of the Delaware appraisal rights law. Section 262 of the DGCL is reprinted in its entirety in Annex C to this proxy statement/prospectus. The following discussion is not a complete statement of the law relating to appraisal rights and is qualified in its entirety by reference to Annex C. Any stockholder wishing to exercise or preserve appraisal rights should review the statute carefully. Stockholders who do not comply with the procedures of the statute will lose their appraisal rights.

If the merger is consummated, a holder of record of Aames Financial stock on the date of making a demand for appraisal, as described below, who (1) continuously is the record holder of those shares through the effective time of the merger; (2) complies with the procedures set forth under Section 262 of the DGCL; and (3) has not voted in favor of the merger nor consented to it in writing, will be entitled to have those shares appraised by the Delaware Court of Chancery under Section 262 of the DGCL and to receive payment for the “fair value” of those shares in lieu of the consideration provided for in the agreement and plan of merger. Under Section 262, where a merger is to be submitted for approval at a meeting of stockholders, not less than 20 days prior to the meeting a constituent corporation must notify each of the holders of its stock for whom appraisal rights are available that appraisal rights are available and include in each such notice a copy of Section 262. This proxy statement/

prospectus is being sent to all holders of record of Aames Financial common stock and preferred stock on              , 2004 and constitutes notice of the appraisal rights available to those holders under Section 262. The statutory right of appraisal granted by Section 262 requires strict compliance with the procedures set forth in Section 262.

A holder of Aames Financial stock electing to exercise appraisal rights under Section 262 must not vote in favor of the merger and must deliver a written demand for appraisal of that stockholder’s shares to Aames Financial prior to the vote by the stockholders of Aames Financial on the merger. The written demand for appraisal must be executed by or on behalf of the stockholder of record and must reasonably inform Aames Financial of the identity of the stockholder of record and state the stockholder’s intention to demand appraisal of the stockholder’s shares. A proxy or vote against the merger will not by itself constitute such a demand. All demands should be delivered to: John F. Madden, Jr., Executive Vice President, General Counsel and Secretary, 350 South Grand Avenue, 43rd Floor, Los Angeles, California 90071.

Only a holder of shares of Aames Financial on the date of making a written demand for appraisal who continuously holds those shares through the effective time of the merger is entitled to seek appraisal. Demand for appraisal must be executed by or for the holder of record, fully and correctly, as the holder’s name appears on the books and records of Aames Financial. A person having a beneficial interest in shares of Aames Financial stock that are held of record in the name of another person, such as a broker, fiduciary, depositary or other nominee, must act promptly to cause the record holder to follow the steps summarized herein properly and in a timely manner to perfect appraisal rights. If the shares of Aames Financial stock are owned of record by a person other than the beneficial owner, including a broker, fiduciary (such as a trustee, guardian or custodian), depositary or other nominee, such demand must be executed by or for the record owner. If the shares of Aames Financial stock are owned of record by more than one person, as in a joint tenancy or tenancy in common, such demand must be executed by or for all joint owners. An authorized agent, including an agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner and expressly disclose the fact that, in exercising the demand, such person is acting as agent for the record owner. If a stockholder holds shares of Aames Financial stock through a broker who in turn holds the shares through a central securities depository nominee such as Cede & Co., a demand for appraisal of such shares must be made by or on behalf of the depository nominee and must identify the depository nominee as record holder.

A record holder, such as a broker, fiduciary, depositary or other nominee, who holds shares of Aames Financial stock as a nominee for others, may exercise appraisal rights with respect to the shares held for all or less than all beneficial owners of shares as to which such person is the record owner. In such case, the written demand must set forth the number of shares covered by such demand. Where the number of shares is not expressly stated, the demand will be presumed to cover all shares of Aames Financial stock outstanding in the name of such record owner.

Within 10 days after the effective time of the merger, the surviving corporation is required to send notice of the effectiveness of the merger to each stockholder who prior to the time of the merger complies with the requirements of Section 262 and who have not voted in favor of or consented to the merger.

Within 120 days after the effective time of the merger, the surviving corporation or any stockholder who has complied with the requirements of Section 262 may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares of Aames Financial held by all stockholders seeking appraisal. A dissenting stockholder must serve a copy of the petition on the surviving corporation. There is no present intent on the part of Aames Financial to file an appraisal petition and stockholders seeking to exercise appraisal rights should not assume that Aames Financial will file such a petition or that Aames Financial will initiate any negotiations with respect to the fair value of such shares. Accordingly, holders of stock of Aames Financial who desire to have their shares appraised should initiate any petitions necessary for the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262. If no petition is filed by either the surviving corporation or any dissenting stockholder within the 120-day period, the rights of all dissenting stockholders to appraisal will cease. Stockholders seeking to exercise appraisal rights should initiate all necessary action within the time periods and in the manner prescribed in Section 262. Failure to file the petition on a timely basis will cause the stockholder’s right to an appraisal to cease.

Within 120 days after the effective time of the merger, any stockholder who has complied with the applicable provisions of Section 262 will be entitled, upon written request, to receive from the surviving corporation a statement setting forth the aggregate number of shares of Aames Financial’s stock not voted in favor of the merger with respect to which demands for appraisal have been received by Aames Financial and the number of holders of those shares. The statement must be mailed within 10 days after the written request has been received by Aames Financial or within 10 days after expiration of the time for delivery of demands for appraisal as described above, whichever is later.

If a petition for an appraisal is filed in a timely manner, at the hearing on the petition, the Delaware Court of Chancery will determine which stockholders are entitled to appraisal rights. The Delaware Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Delaware Court of Chancery may dismiss the proceedings as to such stockholders. Where proceedings are not dismissed, the Delaware Court of Chancery will appraise the shares of Aames Financial stock owned by those stockholders, determining the fair value of those shares, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with a fair rate of interest, to be paid, if any, upon the amount determined to be the fair value.

Although Aames Financial believes that the merger consideration is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Court, stockholders considering seeking appraisal should recognize that the fair value of their shares determined under Section 262 could be more than, the same as, or less than, the value of the consideration provided for in the agreement and plan of merger. Moreover, Aames Financial does not anticipate offering more than the Merger Consideration to any stockholder exercising appraisal rights and reserves the right to assert, in any appraisal proceeding, that, for purposes of Section 262, the “fair value” of a share of Aames Financial stock is less than the Merger Consideration. In determining “fair value”, the Delaware Court is required to take into account all relevant factors. In Weinberger v. UOP, Inc. the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that in making this determination of fair value the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which could be ascertained as of the date of the merger which throw any light on future prospects of the merged corporation. Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

The cost of the appraisal proceeding may be determined by the Court of Chancery and assessed against the parties as the Court deems equitable in the circumstances. However, costs do not include attorneys’ and expert witness fees. Upon application of a dissenting stockholder, the Court may order that all or a portion of the expense incurred by any dissenting stockholder in connection with the appraisal proceeding, including without limitation, reasonable attorneys’ fees and the fees and expenses of experts, be charged pro rata against the value of all shares of Aames Financial entitled to appraisal. In the absence of such a determination or assessment, each party bears its own expenses.

Any stockholder of Aames Financial who has demanded appraisal in compliance with Section 262 will not, after the effective time of the merger, be entitled to vote such stock for any purpose or receive payment of dividends or other distributions on such shares, except for dividends or distributions, if any, payable to stockholders of Aames Financial of record at a date prior to the effective time of the merger.

A stockholder may withdraw a demand for appraisal and accept the combination of Aames Investment common stock and cash at any time within 60 days after the effective time of the merger, or thereafter may withdraw such demand only with the written approval of the surviving corporation. If an appraisal proceeding is properly instituted, such proceeding may not be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and any such approval may be conditioned on the Court of Chancery’s deeming the terms to be just. If, after the merger, a holder of Aames Financial stock who had demanded appraisal for the holder’s shares fails to perfect or loses his right to appraisal, those shares will be treated under the agreement and plan of merger as if they had been converted as of the time of the merger into a combination of Aames Investment common stock and cash.

In view of the complexity of these provisions of the Delaware statutes, any Aames Financial stockholder who is considering exercising appraisal rights should consult a legal advisor.

DESCRIPTION OF AAMES INVESTMENT STOCK

The following is a summary of the material terms of the common stock of Aames Investment Corporation. For a complete description, we refer you to the Maryland General Corporation Law, or MGCL, and the charter and bylaws of Aames Investment. Copies of the charter and bylaws are filed as exhibits to the registration statement of which this proxy statement/prospectus is a part. See “Where You Can Find More Information.”

General

Aames Investment’s charter will provide that it may issue up to              million shares of common stock, par value $0.01 per share, and              million shares of preferred stock, par value $0.01 per share. Aames Investment’s board, without any action by the stockholders, may amend the charter from time to time to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that we have authority to issue. Upon completion of the merger and the initial public offering,              shares of common stock and no shares of preferred stock will be issued and outstanding.

Maryland law generally provides that Aames Investment’s stockholders are not personally liable for any of its obligations solely as a result of their status as stockholders.

Voting Rights of Common Stock

Subject to the provisions of Aames Investment’s charter regarding restrictions on the transfer and ownership of stock, each outstanding share of common stock will entitle the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors, and, except as provided with respect to any other class or series of shares of stock, the holders of such common stock will possess the exclusive voting power. There will be no cumulative voting in the election of directors, which means that the holders of a majority of the outstanding common stock can elect all of the directors then standing for election.

Under the MGCL, a Maryland corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business, unless advised by its board of directors and approved by the affirmative vote of stockholders holding at least two thirds of the shares entitled to vote on the matter. However, a Maryland corporation may provide in its charter for approval of these matters by a lesser percentage of the shares entitled to vote on the matter, but not less than a majority of all of the votes entitled to be cast on the matter. Aames Investment’s charter provides for approval of these matters by a majority of the votes entitled to be cast.

Dividends, Liquidation and Other Rights

All common stock issued in the merger and initial public offering will be duly authorized, fully paid and nonassessable. Holders of Aames Investment’s common stock will be entitled to receive dividends when authorized by its board of directors and declared by Aames Investment out of assets legally available for the payment of dividends. Aames Investment’s stockholders also will be entitled to share ratably in its assets legally available for distribution to its stockholders in the event of Aames Investment’s liquidation, dissolution or winding up, after payment of or adequate provision for all of its known debts and liabilities. These rights will be subject to the preferential rights of any other class or series of Aames Investment’s shares and to the provisions of its charter regarding restrictions on transfer of its shares.

Holders of Aames Investment’s common stock will have no preference, conversion, exchange, sinking fund, redemption or appraisal rights and will have no preemptive rights to subscribe for any Aames Investment securities. Subject to the restrictions on transfer of shares contained in Aames Investment’s charter and to the power of the board of directors to classify common stock with differing voting rights, all common stock will have equal dividend, liquidation and other rights.

Power to Reclassify Shares and Issue Additional Common Stock or Preferred Stock

Aames Investment’s charter will authorize its board of directors to classify any unissued preferred stock and to reclassify any previously classified but unissued common stock and preferred stock of any series from time to time into one or more series, as authorized by the board of directors. Prior to issuance of shares of each class or series, the board of directors is required by the MGCL and Aames Investment’s charter to set for each such class or series, subject to the provisions of its charter regarding the restriction on transfer of stock, the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each such class or series. As a result, Aames Investment’s board of directors could authorize the issuance of preferred stock that has priority over the common stock with respect to dividends and rights upon liquidation and with other terms and conditions that could have the effect of delaying, deterring or preventing a transaction or a change in control that might involve a premium price for holders of common stock or otherwise might be in their best interest. As of the closing of the merger and initial public offering, no preferred stock will be outstanding and we have no present plans to issue any preferred stock.

To permit Aames Investment’s increased flexibility in structuring possible future financings and acquisitions and in meeting other needs that might arise, its charter will allow it to issue additional common stock or preferred stock and to classify or reclassify unissued common stock or preferred stock and thereafter to issue the classified or reclassified shares without stockholder approval, unless stockholder approval is required by applicable law or the rules of any stock exchange or automated quotation system on which its securities may be listed or traded. Although we have no present intention of doing so upon completion of the merger we could cause Aames Investment to issue a class or series of shares that could delay, defer or prevent a transaction or a change in control that might involve a premium price for holders of Aames Investment common stock or might otherwise be in their best interests.

Restrictions on Ownership and Transfer

In order to qualify as a REIT under the Internal Revenue Code, Aames Investment’s shares of stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. Also, no more than 50% of the value of Aames Investment’s outstanding shares of stock, including any outstanding preferred shares (after taking into account options to acquire shares) may be owned, directly or indirectly, by five or fewer individuals (as defined in the Internal Revenue Code to include certain entities). In addition, although the law on the matter is unclear, a tax might be imposed on Aames Investment if it holds a taxable mortgage pool and certain types of entities hold its shares.

Because Aames Investment’s board of directors believes that it is essential for it to qualify as a REIT and that it is in its best interest to limit its exposure to taxation, the charter, subject to certain exceptions, will contain restrictions on ownership and transfer of its stock. Aames Investment’s charter will provide that no person may own, or be deemed to own by virtue of the attribution provisions of the Internal Revenue Code, more than             % in value of its outstanding shares of stock. The charter will also prohibit any person from acquiring or holding, directly or indirectly, common stock in excess of             % (in value or in number of shares, whichever is more restrictive) of the outstanding shares of common stock. Specialty Finance Partners will be subject to higher ownership limits in Aames Investment’s charter and will not be permitted without approval by Aames Investment’s board of directors to own more than             % in number or value (whichever is more restrictive) of Aames Investment’s outstanding common stock or             % of the value of its outstanding stock. In addition, Aames Investment’s charter will prohibit the following entities from directly owning our shares: the United States; any State or political subdivision of thereof; any foreign government; any international organization, any agency or instrumentality of any of the foregoing, any other tax-exempt organization, other than a farmer’s cooperative described in section 521 of the Internal Revenue Code, that is exempt both from income taxation and from taxation under the unrelated business taxable income provisions of the Internal Revenue Code, and any rural electrical or telephone cooperative.

Aames Investment’s charter will also prohibit any person from (a) beneficially or constructively owning shares of Aames Investment stock that would result in it being “closely held” under Section 856(h) of the Internal Revenue Code or otherwise cause Aames Investment to fail to qualify as a REIT, and (b) transferring Aames Investment shares of stock if such transfer would result in shares of its stock being owned by fewer than 100 persons.

Aames Investment’s board of directors, in its sole discretion, may exempt a person from these limits. However, the board may not exempt any person whose ownership of Aames Investment outstanding stock would result in Aames Investment failing to qualify as a REIT. The person seeking an exemption must represent to the satisfaction of the board that it will not violate this restriction. The person also must agree that any violation or attempted violation of this restriction will result in the automatic transfer of the shares of stock causing the violation to a trust for the exclusive benefit of one or more charitable beneficiaries. The board of directors may require a ruling from the Internal Revenue Service or an opinion of counsel in order to determine or ensure our status as a REIT.

Any attempted transfer of Aames Investment’s stock which, if effective, would result (i) in its stock being owned by fewer than 100 persons, (ii) in violation of the ownership limits discussed above or (iii) in Aames Investment being “closely held” under Section 856(h) of the Code or otherwise failing to qualify as a REIT, will cause the number of shares causing the violation (rounded to the nearest whole share) to be automatically transferred to a trust for the exclusive benefit of one or more charitable beneficiaries, and the proposed transferee will not acquire any rights in the shares. The automatic transfer will be deemed to be effective as of the close of business on the Business Day (as defined in the charter) prior to the date of the transfer. Shares of Aames Investment’s stock held in the trust will be issued and outstanding shares. The proposed transferee will not benefit economically from ownership of any shares of stock held in the trust, will have no rights to dividends or other distributions and no rights to vote or other rights attributable to the shares of stock held in the trust. The trustee of the trust will have all voting rights and rights to dividends or other distributions with respect to shares held in the trust. These rights will be exercised for the exclusive benefit of the charitable beneficiary. Any dividend or other distribution paid prior to Aames Investment’s discovery that shares of stock have been transferred to the trust will be paid by the recipient to the trustee upon demand. Any dividend or other distribution authorized but unpaid will be paid when due to the trustee. Any dividend or distribution paid to the trustee will be held in trust for the charitable beneficiary. Subject to Maryland law, the trustee will have the authority (i) to rescind as void any vote cast by the proposed transferee prior to Aames Investment’s discovery that the shares have been transferred to the trust and (ii) to recast the vote in accordance with the desires of the trustee acting for the benefit of the charitable beneficiary. However, if Aames Investment has already taken irreversible corporate action, then the trustee will not have the authority to rescind and recast the vote.

Within 20 days of receiving notice from Aames Investment that shares of its stock have been transferred to the trust, the trustee will sell the shares to a person designated by the trustee, whose ownership of the shares will not violate the above ownership limitations. Upon the sale, the interest of the charitable beneficiary in the shares sold will terminate, and the trustee will distribute the net proceeds of the sale to the proposed transferee and to the charitable beneficiary as follows. The proposed transferee will receive the lesser of (i) the price paid by the proposed transferee for the shares or, if the proposed transferee did not give value for the shares in connection with the event causing the shares to be held in the trust (e.g., a gift, devise or other similar transaction), the Market Price (as defined in our charter) of the shares on the day of the event causing the shares to be held in the trust and (ii) the price received by the trustee from the sale or other disposition of the shares. Any net sale proceeds in excess of the amount payable to the proposed transferee will be paid immediately to the charitable beneficiary. If, prior to Aames Investment’s discovery that shares of its stock have been transferred to the trust, the shares are sold by the proposed transferee, then (i) the shares shall be deemed to have been sold on behalf of the trust and (ii) to the extent that the proposed transferee received an amount for the shares that exceeds the amount he was entitled to receive, the excess shall be paid to the trustee upon demand.

In addition, shares of Aames Investment stock held in the trust will be deemed to have been offered for sale to Aames Investment, or Aames Investment’s designee, at a price per share equal to the lesser of (i) the price per share in the transaction that resulted in the transfer to the trust (or, in the case of a devise or gift, the Market Price at the time of the devise or gift) and (ii) the Market Price on the date Aames Investment, or its designee, accepts the offer. Aames Investment will have the right to accept the offer until the trustee has sold the shares. Upon a sale to Aames Investment, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the proposed transferee.

The foregoing restrictions on transferability and ownership will not apply if Aames Investment’s board of directors determines that it is no longer in its best interests to attempt to qualify, or to continue to qualify, as a REIT.

All certificates representing Aames Investment’s shares of stock will bear a legend referring to the restrictions described above.

Every owner of more than 5% (or such lower percentage as required by the Internal Revenue Code or the regulations promulgated thereunder) of all classes or series of Aames Investment shares of stock, including common stock, within 30 days after the end of each taxable year, will be required to give written notice to Aames Investment stating the name and address of such owner, the number of shares of each class and series of shares of stock that the owner beneficially owns and a description of the manner in which such shares are held. Each such owner shall provide to Aames Investment such additional information as it may request in order to determine the effect, if any, of such beneficial ownership on Aames Investment’s status as a REIT and to ensure compliance with the ownership limitations. In addition, each stockholder shall upon demand be required to provide to Aames Investment such information as it may request, in good faith, in order to determine Aames Investment’s status as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine such compliance.

These ownership limitations could delay, defer or prevent a transaction or a change in control that might involve a premium price for the holders of Aames Investment’s common stock or otherwise be in their best interest.

Transfer Agent and Registrar

The transfer agent and registrar for Aames Investment’s common stock will be Mellon Investor Services.

Comparison of certain rights of the holders of Aames Financial common stock and preferred stock to Aames Investment common stock

The following comparison highlights only those instances in which the rights of stockholders of Aames Financial will differ from those of Aames Investment stockholders.

	Aames Financial Common Stock	Aames Financial Preferred Stock	Aames Investment Common Stock
Public Market	Yes. Common stock currently trades on a limited basis on the Over-the-Counter Bulletin Board under the symbol “AMSF.”	No.	Yes. Aames Investment will apply for listing on The New York Stock Exchange under the symbol “ .” Listing is subject to fulfilling all applicable listing requirements.

Voting Rights	Subject to certain rights of holders of preferred stock, one vote per share on all matters voted upon by stockholders.	Series B convertible preferred stock has class vote to elect annually four Series B convertible preferred stock directors and can vote in the election of common stock directors. In addition, Series B convertible preferred stock has the right to nominate one Class III common stock director. No right to vote for directors for Series C convertible preferred stock and D preferred stock. Class vote required of holders of Series B, C and D preferred stock on certain matters.	One vote per share on all matters voted upon by stockholders.

Transfer Restrictions	None.	None.	Aames Investment’s charter will generally prohibit, subject to some exceptions, any stockholder from directly or indirectly owning more than % (in number or value) of its outstanding common stock or % of the value of its outstanding stock. Specialty Finance Partners will be subject to higher ownership limits in the charter and will not be permitted without board approval to own more than % in number or value (whichever is more restrictive) of the common stock or % in value of the outstanding stock. In addition, directors, executive officers and Specialty Finance Partners will be subject to lock-up agreements for days after the initial public offering.

Conversion	Not convertible.	Convertible into common stock.	Not convertible.

Rights Upon Liquidation	No preferential rights.	Series B, C and D preferred stock have preferential rights, including a liquidation preference.	No preferential rights. All common stock will have same rights.

Authorized Shares	400,000,000 authorized shares of common stock, par value $0.001 per share.	200,000,000 authorized shares of preferred stock consisting of: 500,000 shares of Series A preferred stock, par value $0.001 per share, 29,704,000 shares of Series B convertible preferred stock, par value $0.001 per share, 34,530,486 shares of Series C convertible preferred stock, par value $0.001 per share, 108,565,514 shares of Series D convertible preferred stock, par value $0.001 per share, 26,700,000 shares of Series E preferred stock, par value $0.001 per share and 30,000 shares undesignated.	authorized shares of common stock, par value $0.01 per share, and authorized shares of preferred stock, par value $0.01 per share, which authorized numbers may be increased or decreased by an amendment to Aames Investment’s charter by its board of directors, without stockholder approval.

Board of Directors	Five common stock directors each elected to a three year term, with one director nominated by the holder of Series B convertible preferred stock. The common stock directors are separated into three classes with staggered terms.	Four Series B convertible preferred stock directors each serving one year terms.	Seven directors each serving one year terms.

Dividends	At the discretion of the board of directors	Mandatory cumulative quarterly dividend of 6.5% of the preferred stock’s liquidation preference. Accrues at a higher rate of 8.125% if not paid.	At the discretion of the board of directors, but subject to REIT minimum distribution requirements.

Appraisal Rights	Yes.	Yes.	Under Aames Investment’s charter, stockholders will have no appraisal rights.

Stockholder Right to Amend Bylaws	Yes, voting together with preferred stock.	Yes, voting together with common stock.	No, Aames Investment’s bylaws may only be amended by its board of directors.

Stockholder Right to Call Special Meetings	Stockholders have no right to call a special meeting of stockholders.	Stockholders have no right to call a special meeting of stockholders.	A special meeting of stockholders will be called by Aames Investment’s secretary upon the written request of stockholders entitled to cast at least a majority of the votes entitled to be cast.

Inspection Rights	Any stockholder making a written demand may examine the list of stockholders and inspect any other corporate books and records for any purpose reasonably related to the stockholder’s interest as a stockholder.	Any stockholder making a written demand may examine the list of stockholders and inspect any other corporate books and records for any purpose reasonably related to the stockholder’s interest as a stockholder.	Any stockholders who for more than six months, separately or as a group, have owned at least 5% of Aames Investment’s outstanding common stock are entitled to inspect and copy its books of account and stock ledger and receive a written statement of its affairs and a verified list of its stockholders.

Stockholder Action Without a Meeting	Requires a written consent signed by stockholders having at least that number of votes that would have been necessary to authorize or take the action at a meeting at which all shares entitled to vote were present and voted.	Requires a written consent signed by stockholders having at least that number of votes that would have been necessary to authorize or take the action at a meeting at which all shares entitled to vote were present and voted.	Requires a unanimous written consent signed by each stockholder entitled to vote on the matter.

CERTAIN PROVISIONS OF MARYLAND LAW AND OUR CHARTER AND BYLAWS

The following description of certain provisions of Maryland law and of Aames Investment’s charter and bylaws is only a summary. For a complete description, we refer you to the MGCL and Aames Investment’s charter and bylaws. Copies of Aames Investment’s charter and bylaws are filed as exhibits to the registration statement of which this prospectus is a part.

Number of Directors; Vacancies

Aames Investment’s charter and bylaws will provide that the number of its directors shall be initially seven and may thereafter be increased or decreased by its board of directors as provided in its bylaws, with a maximum of eleven directors. Aames Investment’s charter will provide that any vacancy, including a vacancy created by an increase in the number of directors, may be filled only by a majority of the remaining directors, even if the remaining directors do not constitute a quorum.

Directors will be elected annually by a plurality of the votes cast by stockholders entitled to vote in the election of directors and serve until the next annual meeting and until their successors are elected and qualify. There is no right to cumulative voting in the election of directors. Consequently, at each annual meeting of stockholders, subject to the rights of any other class or series of stock entitled to elect directors, the holders of a majority of the shares of common stock will be able to elect all of Aames Investment’s directors.

Aames Investment’s bylaws will provide that at least a majority of its directors will be “independent,” with independence being defined in the manner established by its board of directors and in a manner consistent with listing standards established by the New York Stock Exchange, and will be nominated by its nominating and corporate governance committee, or by its stockholders in accordance with the advance notice procedures of its bylaws.

Removal of Directors

Aames Investment’s charter will provide that a director may be removed only with cause and upon the affirmative vote of at least a majority of the votes entitled to be cast in the election of directors. Absent removal of all of its directors, this provision, when coupled with the provision in its bylaws authorizing its board of directors to fill vacant directorships, may preclude stockholders from removing incumbent directors and filling the vacancies created by such removal with their own nominees.

Business Combinations

Maryland law prohibits “business combinations” between Aames Investment and an interested stockholder or an affiliate of an interested stockholder for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange, or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. Maryland law defines an interested stockholder as:

•	any person who beneficially owns 10% or more of the voting power of Aames Investment shares; or

•	an affiliate or associate of Aames Investment who, at any time within the two year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of its then outstanding voting shares.

A person is not an interested stockholder if Aames Investment’s board of directors approves in advance the transaction by which the person otherwise would have become an interested stockholder. However, in approving a transaction, its board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by its board of directors.

After the five-year prohibition, any business combination between Aames Investment and an interested stockholder generally must be recommended by its board of directors and approved by the affirmative vote of at least:

•	80% of the votes entitled to be cast by holders of its then outstanding stock; and

•	two thirds of the votes entitled to be cast by holders of its voting shares other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or shares held by an affiliate or associate of the interested stockholder.

These super-majority vote requirements do not apply if Aames Investment common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares.

The statute permits various exemptions from its provisions, including business combinations that are approved by its board of directors before the time that the interested stockholder becomes an interested stockholder.

Pursuant to the statute, Aames Investment’s board of directors has adopted a resolution exempting it from the provisions of the Maryland business combination statute. However, such resolution can be altered or repealed, in whole or in part, at any time by its board of directors.

Control Share Acquisitions

Maryland law provides that “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights unless approved by a vote of two-thirds of the votes entitled to be cast on the matter. Shares owned by the acquiror or by officers or directors who are Aames Investment’s employees are excluded from the shares entitled to vote on the matter. “Control shares” are voting shares that, if aggregated with all other shares previously acquired by the acquiring person, or in respect of which the acquiring person is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiring person to exercise voting power in electing directors within one of the following ranges of voting power:

•	one-tenth or more but less than one-third;

•	one-third or more but less than a majority; or

•	a majority or more of all voting power.

Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A “control share acquisition” means the acquisition of control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition may compel the board of directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the meeting. If no request for a meeting is made, we may present the question at any stockholders’ meeting.

If voting rights are not approved at the stockholders’ meeting or if the acquiring person does not deliver the statement required by Maryland law, then, subject to certain conditions and limitations, Aames Investment may redeem any or all of the control shares, except those for which voting rights have previously been approved, for fair value. Fair value is determined without regard to the absence of voting rights for the control shares and as of the date of the last control share acquisition or of any meeting of stockholders at which the voting rights of the shares were considered and not approved. If voting rights for control shares are approved at a stockholders’ meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, then all other stockholders may exercise appraisal rights. The fair value of the shares for purposes of these appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition. The control share acquisition statute does not apply to shares acquired in a merger, consolidation or share exchange if we are a party to the transaction, nor does it apply to acquisitions approved by or exempted by the charter or bylaws.

Aames Investment’s bylaws will contain a provision exempting any and all acquisitions of Aames Investment common stock from the control shares provisions of Maryland law. Nothing prevents the board of directors from amending or repealing this provision in the future.

Extraordinary Actions

Under Maryland law, a Maryland corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business, unless advised by its board of directors and approved by the affirmative vote of stockholders holding at least two-thirds of the shares entitled to vote on the matter. However, a Maryland corporation may provide in its charter for approval of these matters by a lesser percentage of the shares entitled to vote on the matter, but not less than a majority of all of the votes entitled to be cast on the matter. Aames Investment’s charter provides for approval of these matters by a majority of the votes entitled to be cast. Maryland law permits a corporation to merge with or into a 90% or more owned subsidiary corporation and to transfer all or substantially all of its assets to one or more persons if all of the equity interests of the person or persons are owned, directly or indirectly, by the corporation, in either case without a vote of its stockholders. Maryland law also does not require approval of the stockholders of a parent corporation to merge or sell all or substantially all of the assets of a subsidiary entity. Because operating assets may be held by a corporation’s subsidiaries, as in Aames Investment’s situation upon completion of the merger, this may mean that a subsidiary may be able to merge or sell all or substantially all of its assets without a vote of Aames Investment’s stockholders.

Limitation of Liability and Indemnification

Aames Investment’s charter will limit the liability of its directors and officers to it or its stockholders for money damages, except for liability resulting from:

•	actual receipt of an improper benefit or profit in money, property or services; or

•	a final judgment based upon a finding of active and deliberate dishonesty by the director that was material to the cause of action adjudicated.

Aames Investment’s charter will authorize it, to the maximum extent permitted by Maryland law, to obligate it to indemnify, and to pay or reimburse reasonable expenses in advance of the final disposition, to, any of its present or former directors or officers or any individual who, while a director or officer and at its request, serves or has served another entity, employee benefit plan or any other enterprise as a director, trustee, officer, partner or otherwise. The indemnification covers any claim or liability to which that person may be subject or which that person may incur by reason of such service. Aames Investment’s bylaws will require Aames Investment, to the maximum extent permitted by Maryland law, to indemnify, and to advance reasonable expenses to, each present or former director who is made a party to a proceeding by reason of his or her service to it.

Maryland law permits Aames Investment to indemnify its present and former directors and officers against liabilities and reasonable expenses actually incurred by them in any proceeding unless:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith; or (ii) was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in a criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

However, Maryland law will prohibit Aames Investment from indemnifying its present and former directors and officers for an adverse judgment in a derivative action or if the director or officer was adjudged liable on the basis that an improper personal benefit was received, unless, in either case, a court orders indemnification and then only for expenses. In addition, Maryland law permits Aames Investment and its bylaws will require it to advance reasonable expenses to a director upon receipt of:

•	a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification; and

•	a written undertaking by him or her or on his or her behalf to repay the amount reimbursed if the standard of conduct is not met.

Insofar as the foregoing provisions permit indemnification of directors, officers or persons controlling Aames Investment for liability arising under the Securities Act, Aames Investment has been informed that in the opinion of the Securities and Exchange Commission, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Operations

Aames Investment generally will be prohibited from engaging in certain activities, including acquiring or holding property or engaging in any activity that would cause it to fail to qualify as a REIT.

Meetings of Stockholders

Under Aames Investment’s bylaws, annual meetings of stockholders are to be held each year at a date and time during the month of              as determined by its board of directors. Special meetings of stockholders may be called only by a majority of the directors then in office, by the chairman of its board of directors or its chief executive officer and must be called by its Secretary upon the written request of the holders of a majority of the common stock entitled to vote at a meeting. Only matters set forth in the notice of the special meeting may be considered and acted upon at such a meeting. Its bylaws will provide that any action required or permitted to be taken at a meeting of stockholders may be taken without a meeting by unanimous written consent, if that consent sets forth that action and is signed by each stockholder entitled to vote on the matter.

Advance Notice of Director Nominations and New Business

Aames Investment’s bylaws will provide that, with respect to an annual meeting of stockholders, nominations of persons for election to its board of directors and the proposal of business to be considered by stockholders at the annual meeting may be made only:

•	pursuant to its notice of the meeting;

•	by its board of directors; or

•	by a stockholder who was a stockholder of record both at the time of the provision of notice and at the time of the meeting who is entitled to vote at the meeting and has complied with the advance notice procedures set forth in its bylaws.

With respect to special meetings of stockholders, only the business specified in its notice of meeting may be brought before the meeting of stockholders and nominations of persons for election to its board of directors may be made only:

•	pursuant to its notice of the meeting;

•	by its board of directors; or

•	provided that its board of directors has determined that directors shall be elected at such meeting, by a stockholder who was a stockholder of record both at the time of the provision of notice and at the time of the meeting who is entitled to vote at the meeting and has complied with the advance notice provisions set forth in its bylaws.

The purpose of requiring stockholders to give advance notice of nominations and other proposals is to afford Aames Investment’s board of directors the opportunity to consider the qualifications of the proposed nominees or the advisability of the other proposals and, to the extent considered necessary by its board of directors, to inform stockholders and make recommendations regarding the nominations or other proposals. The advance notice procedures also permit a more orderly procedure for conducting its stockholder meetings. Although Aames Investment’s bylaws will not give its board of directors the power to disapprove timely stockholder nominations and proposals, they may have the effect of precluding a contest for the election of directors or proposals for other action if the proper procedures are not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors to its board of directors or to approve its own precatory proposal.

Possible Anti-Takeover Effect of Certain Provisions of Maryland Law and of Aames Investment’s Charter and Bylaws

The business combination provisions (if the applicable board resolution is repealed) and control share acquisition provisions of Maryland law (if the applicable provision in our bylaws is rescinded), the provisions of Aames Investment’s charter on the removal of directors and the restrictions on the transfer of stock and the advance notice provisions of its bylaws could have the effect of delaying, deterring or preventing a transaction or a change in the control that might involve a premium price for holders of its common stock or might otherwise be in their best interest. The “unsolicited takeovers” provisions of Maryland law permit Aames Investment’s board of directors, without stockholder approval and regardless of what is provided in the charter or bylaws, to implement certain possible takeover defenses, such as a classified board or a two-third vote requirement for removing a director, that it may not yet have.

These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of Aames Investment to negotiate first with the board of directors. We believe that these provisions increase the likelihood that proposals initially will be on more attractive terms than would be the case in their absence and facilitate negotiations that may result in improvement of the terms of an initial offer that might involve a premium price for Aames Investment’s common stock or otherwise be in the best interest of its stockholders.

Although Aames Investment’s board believes that these provisions are beneficial to stockholders, the existence of these provisions also may tend to discourage open market purchases by a potential acquirer and some takeover bids. As a result, Aames Investment stockholders may be deprived of opportunities to sell some or all of their shares at prices that are higher than prevailing market prices. These provisions in theory may decrease the market price of Aames Investment common stock by making the stock less attractive to persons who invest in securities in anticipation of price increases from potential acquisition attempts. On the other hand, defeating undesirable acquisition offers can be a very expensive and time-consuming process. To the extent these provisions discourage undesirable proposals, Aames Investment may be able to avoid those expenditures of time and money.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of the anticipated material U.S. federal income tax considerations relating to the initial public offering of Aames Investment stock and the reorganization of Aames Financial. This discussion is generally applicable to holders of shares of Aames Financial stock (or options to acquire shares of Aames Financial stock) or shares of Aames Investment stock (or options to acquire shares of Aames Investment stock) who hold their shares or options as capital assets (generally, property held for investment).

For purposes of this discussion, a U.S. Holder means a beneficial owner of shares of Aames Financial stock (or options to acquire shares of Aames Financial stock) or shares of Aames Investment stock (or options to acquire shares of Aames Investment stock) that is, for U.S. federal income tax purposes:

1.	a citizen or resident alien individual, as defined in Section 7701(b) of the Internal Revenue Code of 1986, as amended (the “Code”), of the United States;

2.	a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S. or any state or the District of Columbia;

3.	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

4.	in general, a trust subject to the primary supervision of a U.S. court and the control of one or more U.S. persons or the trust was in existence on August 20, 1996, and has made a valid election to be treated as a U.S. person.

A “Non-U.S. Holder” is a beneficial owner of Aames Financial shares that is not a U.S. Holder. If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds shares of Aames Financial stock (or options to acquire shares of Aames Financial stock) or shares of Aames Investment stock (or options to acquire shares of Aames Investment stock), the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holding such shares or options you should consult your tax advisor regarding the tax considerations described herein.

This discussion does not deal with all income tax considerations that might be relevant to particular holders of shares of Aames Financial stock (or options to acquire shares of Aames Financial stock) or shares of Aames Investment stock (or options to acquire shares of Aames Investment stock) in light of their particular circumstances, for example, holders who are banks, insurance companies, tax-exempt entities (except as discussed in “Taxation of Holders of Aames Investment Common Stock—Taxation of Exempt Holders”) or dealers in securities, holders who hold their shares or options as part of a hedging, straddle, conversion or other risk reduction transaction or holders who acquired their shares or options in connection with stock option or certain types of stock purchase plans or other compensatory transactions. In addition, the following discussion does not address the tax consequences of transactions effectuated prior to or after the merger (whether or not these transactions are in connection with the merger), including transactions in which Aames Financial shares were or are acquired or in which Aames Financial were or are disposed of. Furthermore, other than as noted below, no foreign, state or local tax considerations are addressed in this proxy statement/prospectus. The following discussion is not binding on the Internal Revenue Service or any court.

The information in this section is based on the Code, current, temporary and proposed regulations, the legislative history of the Code, current administrative interpretations and practices of the IRS, and court decisions. The reference to IRS interpretations and practices includes IRS practices and policies as endorsed in private letter rulings, which are not binding on the IRS except with respect to the taxpayer that receives the ruling. In each case, these sources are relied upon as they exist on the date of this registration statement. Future legislation, regulations, administrative interpretations and court decisions could change current law or adversely affect existing interpretations of current law. Any change could apply retroactively. Accordingly, even if there is no change in the applicable law, no assurance can be provided that the statements made in the following discussion, which do not bind the IRS or the courts, will not be challenged by the IRS or will be sustained by a court if so challenged. This discussion is based on interpretations of the Code, regulations issued thereunder, and rulings and decisions currently in effect (or in some cases proposed), all of which are subject to change. Any such change may be applied retroactively and may adversely affect the federal tax consequences described herein. Accordingly, holders of shares of Aames Financial stock (or options to acquire shares of Aames Financial stock) or shares of Aames Investment stock (or options to acquire shares of Aames Investment stock) are urged to consult their tax advisers as to the specific tax considerations relating to the initial public offering and the merger, including the applicable federal, state, local and foreign income and estate tax consequences to them of those transactions and applicable tax return reporting requirements.

TAX CONSEQUENCES OF THE MERGER TRANSACTION

The parties are not requesting a ruling from the IRS in connection with the merger. Statements of law and conclusions of law in this portion of the discussion are the opinions of Mayer, Brown, Rowe & Maw LLP, counsel to Aames Financial. The opinions of counsel referred to above is not binding on the IRS or the courts. As a result, we cannot assure you that the tax considerations and opinions contained herein will not be challenged by the IRS or sustained by a court if challenged or prevent the IRS from adopting a contrary position.

The opinions of counsel are based on and assume:

•	the accuracy of the statements and facts concerning the merger set forth in the agreement and plan of merger and in this proxy statement/prospectus;

•	that the merger is consummated in the manner contemplated by, and in accordance with, the terms of the agreement and plan of merger and this proxy statement/prospectus; and

•	the accuracy of certain customary factual representations made by Aames Financial, Aames Investment, Newco and TRS set forth in certificates delivered to counsel.

Any material inaccuracy in the representations or assumptions could alter the conclusions reached by counsel in its opinions.

Tax Treatment of the Merger

The merger should be treated as a reorganization within the meaning of Section 368(a) of the Code. If the IRS were to challenge this treatment, and such challenge were upheld, certain of the tax consequences described below would be different. Except where indicated below, this discussion assumes that the merger is treated as a reorganization with the meaning of Section 368(a) of the Code.

Tax Treatment of Aames Financial, Aames Investment, Newco, and TRS

Aames Financial, Aames Investment, Newco, and TRS will not recognize gain or loss as a result of the merger.

Tax Treatment of U.S. Holders of Aames Financial Shares

As stated above, the merger should be treated as a reorganization within the meaning of Section 368(a) of the Code. As a result of this treatment, a U.S. Holder of Aames Financial shares would not be able to recognize losses on any such shares it exchanges in the merger. However, a U.S. Holder of Aames Financial shares would recognize gain (“Recognized Gain”), if any, equal to the lesser of (i) the amount of cash that such U.S. Holder receives in the merger or (ii) the amount of gain “realized” in the merger, which will equal the amount by which (a) the cash such holder receives in the merger plus the fair market value of the Aames Investment common stock such holder receives exceeds (b) such holder’s adjusted tax basis in the Aames Financial shares surrendered in the merger. A U.S. Holder’s Recognized Gain generally will be taxed as a capital gain, and such capital gain will constitute long term capital gain if the Aames Financial shares have been held by such holder for more than one year at the time of the consummation of the merger. Generally, long-term capital gains recognized by non-corporate U.S. Holders will be subject to tax at a rate not to exceed 15%. If a U.S. Holder exchanges more than one “block” of Aames Financial shares (that is, groups of Aames Financial shares that such holder purchased at different times or at different prices), such holder must calculate its Recognized Gain separately on each block, and the results for each block may not be netted in determining such holder’s overall Recognized Gain. Instead, such U.S. Holder would recognize gain on those shares on which gain is realized, but, as described above, losses may not be recognized.

The holding period of the shares of Aames Investment common stock received in the merger by U.S. Holder of Aames Financial shares, including any fractional share interest for which cash is received, will include the period during which such holder of Aames Financial shares held such shares surrendered in the merger. The aggregate tax basis of the shares of Aames Investment common stock received in the merger by a U.S. Holder of Aames Financial shares will be the same as the aggregate tax basis of Aames Financial shares surrendered in the merger, increased by such holder’s Recognized Gain, if any, and reduced by the amount of cash received by such holder in the merger.

U.S. Holders of Aames Financial shares who receive cash in lieu of fractional shares of Aames Investment common stock will be treated as having received such fractional shares in the merger, and then as having exchanged such fractional shares for cash in a redemption by Aames Investment. The amount of any gain or loss recognized as a result of such exchange will be equal to the difference between the ratable portion of the tax basis of Aames Financial shares exchanged in the merger that is allocated to such fractional shares and cash received in lieu thereof and will constitute long term capital gain or loss if the Aames Financial shares exchanged therefor have been held by the U.S. Holder for more than one year at the time of the consummation of the merger. Generally, long term capital gain of individuals are subject to tax at a rate not to exceed 15%.

If the Service were to successfully challenge the treatment of the merger as a reorganization within the meaning of Section 368(a) of the Code, the tax treatment of U.S. Holders of Aames Financial shares described above would not apply. Instead, the merger would be treated as a taxable sale of Aames Financial shares by U.S. Holders in exchange for a combination of shares of Aames Investment common stock and cash. In such instance, a U.S. Holder of Aames Financial shares generally would be treated as realizing capital gain or loss equal to the difference between (a) the sum of the cash and the fair market value of Aames Investment common stock received in the merger and (b) such holder’s tax basis in the Aames Financial shares surrendered. Such capital gain or loss would be long-term capital gain if the Aames Financial shares have been held by the U.S. Holder for more than one year at the time of the consummation of the merger.

Tax Treatment of U.S. Holders of Options to Acquire Aames Financial Shares

U.S. Holders of options to acquire Series E Preferred Stock or common stock of Aames Financial should not recognize gain or loss on the receipt of options to purchase Aames Investment common stock. A U.S. Holder’s aggregate tax basis in options to purchase Aames Investment common stock received in the merger should be the same as such holder’s aggregate tax basis in the options to acquire Series E Preferred Stock or common stock of Aames Financial surrendered in exchange therefor. The holding period of the new options to acquire Aames Investment common stock will include the period during which the U.S. Holder held the options surrendered in exchange therefor. If the Service were to successfully challenge the treatment of the merger as a reorganization within the meaning of Section 368(a) of the Code, this tax treatment would not apply. Instead, the merger would be treated as a taxable sale of options to acquire Aames Financial shares by U.S. Holders in exchange for options to acquire shares of Aames Investment common stock and cash. In such instance, a U.S. Holder of options to acquire Aames Financial shares generally would be treated as realizing capital gain or loss equal to the difference between (a) the fair market value of the options to acquire Aames Investment common stock received in the merger and (b) such holder’s tax basis in the options to acquire Aames Financial shares surrendered. Such capital gain or loss would be long-term capital gain if the options to acquire Aames Financial shares have been held by the U.S. Holder for more than one year at the time of the consummation of the merger.

Tax Treatment of Non-U.S. Holders

Regardless of the treatment of the merger as a reorganization for U.S. federal income tax purposes, a Non-U.S. Holder of Aames Financial stock (or options to acquire shares of Aames Financial stock) generally will not be subject to U.S. federal income or withholding tax on gain realized as a result of the merger, unless (i) such Non-U.S. Holder is an individual who is present in the United States for 183 days or more in its taxable year that includes the date on which the merger is consummated, and other applicable conditions are met, or (ii) the gain is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States.

If a Non-U.S. Holder is engaged in a trade or business in the United States and gain realized as a result of the merger is effectively connected with the conduct of such trade or business, the Non-U.S. Holder generally will be subject to regular U.S. federal income tax on the gain in the same manner as if it were a U.S. Holder, unless an applicable treaty provides otherwise. In addition, if the Non-U.S. Holder is a foreign corporation, it may be subject to a branch profits tax equal to 30%, or a lower rate provided by an applicable treaty, on gain that is effectively connected with the conduct of a trade or business in the United States.

Backup Withholding and Information Reporting

Certain non-corporate U.S. Holders of Aames Financial shares may be subject to backup withholding at a rate of 28% with respect to cash received in the merger (including in exchange for fractional shares of Aames Financial stock). Backup withholding will not apply, however, to a non-corporate U.S. Holder that (1) furnishes a correct taxpayer identification number and certifies under penalties of perjury that she or he is not subject to backup withholding on the substitute Form W-9 or successor form included in the letter of transmittal that will be mailed to holders of Aames Financial stock by the exchange agent shortly after the completion of the merger, or (2) is otherwise exempt from backup withholding.

In general, backup withholding and information reporting will not apply to payments made to a Non-U.S. Holder if such holder has provided the required certification that the holder is not a U.S. person on IRS Form W-8BEN, IRS Form W-8ECI, IRS Form W-8EXP, or IRS Form W-8IMY, as applicable, and provided we do not have actual knowledge that such holder is a U.S. person. Payments of the proceeds from the merger to a Non-U.S. Holder made to or through a foreign office of a broker will generally not be subject to information reporting or backup withholding. However, information reporting will apply to those payments, if the broker is: (i) a U.S. person, (ii) a controlled foreign corporation for U.S. federal income tax purposes, (iii) a foreign person 50% or more of whose gross income from all sources is effectively connected with the conduct of trade or business in the United States for a specified three-year period, or (iv) a foreign partnership, if at any time during its tax year, one or more of its partners are U.S. persons, as defined in Treasury Regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership or if, at any time during its tax year, the foreign partnership is engaged in a U.S. trade or business, unless (a) such broker has documentary evidence in its records that the beneficial owner is not a U.S. person and certain other conditions are met or (b) the beneficial owner otherwise establishes an exemption. Payments of the proceeds from the merger to a Non-U.S. Holder made to or through the U.S. office of a broker is subject to information reporting and backup withholding unless the certification that the Non-U.S. Holder is not a U.S. person described above has been received (and we do not have actual knowledge that the Non-U.S. Holder is a U.S. person) or the Non-U.S. Holder otherwise establishes an exemption from information reporting and backup withholding.

Any amounts withheld under the backup withholding rules will be credited against the holder’s U.S. federal income tax liability provided the required information is provided to the IRS.

TAXATION OF AAMES INVESTMENT AS A REIT

Mayer, Brown, Rowe & Maw LLP has rendered an opinion that this portion of the discussion, to the extent that it constitutes matters of law, summaries of legal matters or legal conclusions, is correct in all material respects. You should be aware that we have not received any rulings from the IRS concerning Aames Investment’s qualification as a REIT, that the opinion is based on current law and is not binding on the IRS or any court. The IRS may challenge Mayer, Brown, Rowe & Maw LLP’s opinion, and such a challenge could be successfully sustained by a court. You are urged both to review the following discussion and to consult with your own tax advisor to determine the effect of ownership and disposition of Aames Investment’s shares on your individual tax situation, including any state, local or non-U.S. tax consequences.

General

Aames Investment will elect to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code commencing with its first taxable year ending on December 31, 2004. A REIT generally is not subject to federal income tax on the income that it distributes to stockholders if it meets the applicable REIT distribution requirements and other requirements for qualification as a REIT. We believe that Aames Investment has been organized and will be operated in such a manner as to qualify for taxation as a REIT.

Aames Investment has received an opinion of Mayer, Brown, Rowe & Maw LLP to the effect that Aames Investment has been organized in conformity with the requirements for qualification as a REIT and that its proposed method of operation will enable Aames Investment to meet the requirements for qualification as a REIT. It must be emphasized, however, that the opinion of Mayer, Brown, Rowe & Maw LLP is based on various assumptions related to the organization and proposed operations of Aames Investment, and is conditioned on representations and covenants made by management regarding its organization, assets, sources of gross income and other matters related to the conduct of its business operations.

Qualification and taxation as a REIT depend upon Aames Investment’s ability to meet on a continuing basis, through actual annual (or in some cases quarterly) operating results, various requirements under the Internal Revenue Code, with regard to, among other things, the sources of its gross income, the composition and values of its assets, its distribution levels, and the diversity of ownership of its shares. Mayer, Brown, Rowe & Maw LLP will not review Aames Investment’s compliance with the requirements. Aames Investment’s ability to satisfy the asset and gross income tests applicable to a REIT depends, among other things, on the fair market value of its assets and the fair market value of the real estate that is collateral for its mortgage loans. Such values may not be susceptible to a precise determination. While Aames Investment intends to operate so that it will qualify as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, and the possibility of future changes in circumstances, no assurance can be given by Mayer, Brown, Rowe & Maw LLP or by Aames Investment that Aames Investment will so qualify for any particular year. For a discussion of the tax consequences of the failure to qualify as a REIT, see “—Failure to Qualify.”

In any year in which Aames Investment qualifies for taxation as a REIT, it generally will not be subject to federal corporate income taxes on that portion of its REIT taxable income that it distributes currently to stockholders. Stockholders generally will be subject to taxation on dividends that they receive, other than dividends designated capital gain dividends or “qualified dividend income,” at rates comparable to ordinary income instead of at lower capital gain rates. Qualification for taxation as a REIT enables the REIT and its stockholders to substantially eliminate the “double taxation” (that is, taxation at both the corporate and stockholder levels) that generally results from an investment in a regular corporation. Regular corporations (non-REIT C corporations) generally are subject to federal corporate income taxation on their income, and stockholders of regular corporations are subject to tax on any dividends that are received, although, currently, stockholders of regular corporations who are taxed at individual rates generally are taxed on dividends they receive at capital gains rates, which are lower for individuals than ordinary income rates. Accordingly, income earned by a REIT and distributed currently to its stockholders generally will be subject to lower aggregate rates of federal income taxation than if such income were earned by a non-REIT C corporation, subjected to corporate income tax, and then distributed to stockholders and subjected to tax at capital gain rates.

While Aames Investment generally will not be subject to corporate income taxes on income that it distributes currently to stockholders, it will be subject to federal income tax as follows.

1. Aames Investment will be taxed at regular corporate rates on any “REIT taxable income,” including any undistributed net capital gains. REIT taxable income is the taxable income of the REIT subject to specified adjustments, including a deduction for dividends paid.

2. Under some circumstances, Aames Investment may be subject to the “alternative minimum tax” due to its items of tax preference and alternative minimum tax adjustments.

3. If Aames Investment has net income from the sale or other disposition of “foreclosure property” that is held primarily for sale to customers in the ordinary course of business, or other nonqualifying income from foreclosure property, it will be subject to tax at the highest corporate rate on this income.

4. Aames Investment’s net income from “prohibited transactions” will be subject to a 100% tax. In general, prohibited transactions are sales or other dispositions of property, other than foreclosure property, but including mortgage loans, held primarily for sale to customers in the ordinary course of business.

5. If Aames Investment fails to satisfy either the 75% gross income test or the 95% gross income test discussed below, but nonetheless maintains its qualification as a REIT because other requirements are met, it will be subject to a tax equal to the gross income attributable to the greater of either (1) the amount by which 75% of its gross income (excluding gross income from prohibited transactions) exceeds the amount qualifying under the 75% test for the taxable year or (2) the amount by which 90% of its gross income (excluding gross income from prohibited transactions) exceeds the amount of its income qualifying under the 95% test for the taxable year, multiplied in either case by a fraction intended to reflect its profitability.

6. Aames Investment will be subject to a 4% non- deductible excise tax on the excess of the required distribution over the sum of the amounts actually distributed and amounts retained for which federal income tax was paid, if Aames Investment fails to distribute during each calendar year at least the excess of the sum of:

•	85% of its REIT ordinary income for the year,

•	95% of its REIT capital gain net income for the year, other than capital gains it elects to retain and pay tax on as described below, and

•	any undistributed taxable income from prior taxable years.

7. Aames Investment may elect to retain and pay income tax on its net long-term capital gain. In that case, a U.S. stockholder would include its proportionate share of Aames Investment’s undistributed long-term capital gain (to the extent it makes a timely designation of such gain to the stockholder) in its income, will be deemed to have paid the tax that Aames Investment paid on such gain, would be allowed a credit or refund for its proportionate share of the tax deemed to have been paid and an adjustment would be made to increase the basis of the U.S. stockholder in such shares by the difference between the amount of income to the stockholder resulting from the designation less the stockholder’s credit or refund for the tax paid by Aames Investment.

8. Aames Investment will be subject to a 100% penalty tax on amounts it receives (or on certain expenses deducted by a taxable REIT subsidiary) if certain arrangements between Aames Investment and its taxable REIT subsidiary, as further described below, are not comparable to similar arrangements among unrelated parties.

9. With respect to an equity interest in a taxable mortgage pool or a residual interest in a real estate mortgage investment conduit, or REMIC, the ownership of which is attributed to it or to a REIT in which it owns an interest, Aames Investment may be required to pay tax at the highest corporate rate on the amount of any excess inclusion income for the taxable year allocable to the percentage of its shares that are held by “disqualified organizations.” For a definition of “excess inclusion income” see “—Taxable Mortgage Pools.” A “disqualified organization” includes:

•	the United States;

•	any state or political subdivision thereof;

•	any foreign government;

•	any international organization;

•	any agency or instrumentality of any of the foregoing;

•	any other tax-exempt organization, other than a farmer’s cooperative described in section 521 of the Internal Revenue Code, that is exempt both from income taxation and from taxation under the unrelated business taxable income provisions of the Internal Revenue Code; and

•	any rural electrical or telephone cooperative.

For this reason, Aames Investment’s charter will prohibit disqualified organizations from directly owning its shares.

10. If Aames Investment acquires any assets from a non-REIT C corporation in a carry-over basis transaction, Aames Investment would be liable for corporate income tax, at the highest applicable corporate rate, attributable to the “built-in gain” with respect to those assets if it disposed of those assets within 10 years after we acquired them. To the extent that assets are transferred to it in a carry-over basis transaction by a partnership in which a corporation owns an interest, Aames Investment will be subject to this tax in proportion to the non-REIT C corporation’s interest in the partnership. Built-in gain is the amount by which an asset’s fair market value exceeds its adjusted tax basis at the time Aames Investment acquires the asset. The result described herein with respect to the recognition of built-in gain assumes that the applicable C corporation will not elect out of Treasury regulations on its tax return for the year in which Aames Investment acquires the asset from such corporation.

In addition, notwithstanding its status as a REIT, Aames Investment may also have to pay certain state and local income taxes, because not all states and localities treat REITs in the same manner that they are treated for federal income tax purposes. Moreover, any taxable REIT subsidiary (as further described below) in which Aames Investment owns an interest will be subject to federal, state and local corporate income tax on its net income.

Requirements for Qualification As a REIT

The Code defines a REIT as a corporation, trust or association—

(1)	that is managed by one or more directors or directors;

(2)	the beneficial ownership of which is evidenced by transferable stock, or by transferable stock certificates;

(3)	that would be taxable as a domestic corporation, but for Sections 856 through 860 of the Internal Revenue Code;

(4)	that is neither a financial institution nor an insurance company subject to certain provisions of the Internal Revenue Code;

(5)	the beneficial ownership of which is held by 100 or more persons;

(6)	of which not more than 50% in value of the outstanding shares are owned, directly or indirectly, by five or fewer individuals (as defined in the Internal Revenue Code to include certain entities) after applying certain attribution rules;

(7)	that makes an election to be a REIT for the current taxable year or has made such an election for a previous taxable year which has not been terminated or revoked; and

(8)	that meets other tests, described below, regarding the nature of its income and assets and the amount of its distributions.

Conditions (1) through (4), inclusive, must be met during the entire taxable year. Condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months other than the first taxable year for which an election to become a REIT is made. Condition (6) must be met during the last half of each taxable year other than the first taxable year for which an election to become a REIT is made. For purposes of determining the ownership of shares under condition (6), a supplemental unemployment compensation benefits plan, a private foundation or a portion of a trust permanently set aside or used exclusively for charitable purposes generally is considered an individual. However, a trust that is a qualified trust under Section 401(a) of the Internal Revenue Code generally is not considered an individual, and beneficiaries of a qualified trust are treated as holding shares of a REIT in proportion to their actuarial interests in the trust for purposes of condition (6). We believe that Aames Investment will issue sufficient shares with sufficient diversity of ownership to allow it to satisfy conditions (5) and (6) above. In addition, Aames Investment’s charter will contain restrictions regarding the transfer of its shares that are intended to help satisfy the share ownership requirements described in (5) and (6) above. These restrictions, however, may not ensure that Aames Investment will be able to satisfy these share ownership requirements. If Aames Investment fails to satisfy these share ownership requirements, it will fail to qualify as a REIT.

If Aames Investment complies with regulatory rules pursuant to which it is required to send annual letters to holders of its shares requesting information regarding the actual ownership of its shares, and Aames Investment does not know, or exercising reasonable diligence would not have known, whether it failed to meet requirement (6) above, Aames Investment will be treated as having met the requirement. In rendering its opinion as to Aames Investment’s qualification as a REIT, Mayer, Brown, Rowe & Maw LLP is relying on a representation that Aames Investment will meet at all appropriate times the stockholder ownership tests.

In addition, Aames Investment must satisfy all relevant filing and other administrative requirements established by the IRS that must be met to elect and maintain REIT status, use a calendar year for federal income tax purposes, and comply with the record keeping requirements of the Code and regulations promulgated thereunder.

To qualify as a REIT, Aames Investment cannot have at the end of any taxable year any undistributed earnings and profits that are attributable to a non-REIT taxable year. Because we believe that Aames Investment will qualify as a REIT from the time of its formation, and because Aames Investment will not have merged with any other entities that were non-REIT C corporations, we do not believe that Aames Investment will have any undistributed earnings and profits that are attributable to a non-REIT taxable year. However, the IRS could determine otherwise. Moreover, acquisitions undertaken subsequent to the date hereof could cause Aames Investment to not satisfy this requirement unless it makes adequate distributions prior to the end of the year in which the acquisition occurs.

Partnerships

If Aames Investment is a partner in an entity treated as a partnership for income tax purposes, it will be deemed to own its proportionate share of the assets of the partnership and will be deemed to earn its proportionate share of the partnership’s income. In addition, the assets and gross income of such a partnership retain the same character in Aames Investment’s hands for purposes of the gross income and asset tests applicable to REITs. Thus, Aames Investment’s proportionate share of the assets and items of income of these partnerships and limited liability companies is treated as its assets and items of income for purposes of applying the asset and income tests. Aames Investment expects to have direct control of the entities in which it owns an interest that are treated as a partnership for income tax purposes. Aames Investment will operate such partnerships in a manner that is consistent with the requirements for qualification as a REIT.

Qualified REIT Subsidiaries and Other Entities

If a REIT owns a corporate subsidiary that is a “qualified REIT subsidiary,” the separate existence of that subsidiary is disregarded for federal income tax purposes. Generally, a qualified REIT subsidiary is a corporation, other than a taxable REIT subsidiary, all of the capital stock of which is owned by the REIT. Similarly, if a REIT is a sole member of a limited liability company that does not elect to be taxable as a corporation for U.S. federal income tax purposes or some other disregarded entity, such limited liability company or entity will be treated as disregarded for federal income tax purposes. All assets, liabilities and items of income, deduction and credit of the qualified REIT subsidiary or disregarded entity will be treated as assets, liabilities and items of income, deduction and credit of the REIT itself, including for purposes of the REIT qualification test. A qualified REIT subsidiary or disregarded entity of Aames Investment is not subject to federal corporate income taxation, although it may be subject to state and local taxation in some states.

Taxable REIT Subsidiaries

A “taxable REIT subsidiary” is an entity that is taxable as a corporation in which Aames Investment directly or indirectly owns stock and that elects with Aames Investment to be treated as a taxable REIT subsidiary under Section 856(l) of the Code. In addition, if one of Aames Investment’s taxable REIT subsidiaries owns, directly or indirectly, securities representing 35% or more of the vote or value of a subsidiary corporation, that subsidiary will also be treated as a taxable REIT subsidiary of Aames Investment’s. A taxable REIT subsidiary generally may engage in any business. However, an entity will not qualify as a taxable REIT subsidiary if it directly or indirectly operates or manages a lodging or health care facility or, generally, provides to another person, under a franchise, license or otherwise, rights to any brand name under which any lodging facility or health care facility is operated. A taxable REIT subsidiary is subject to federal income tax, and state and local income tax where applicable, as a regular C corporation. To the extent that Aames Investment’s taxable REIT subsidiaries are required to pay taxes, they will have less cash available for distribution, and accordingly, Aames Investment will have less cash available for distribution to its stockholders. If dividends are paid by one or more of our taxable REIT subsidiaries to Aames Investment, then dividends from Aames Investment to its stockholders who are taxed at individual rates, up to the amount of dividends Aames Investment receives from its taxable REIT subsidiaries, will generally be subject to tax at reduced capital gains rates, rather than tax at ordinary income rates.

Income earned by a taxable REIT subsidiary is not attributable to the REIT. As a result, income that might not be qualifying income for purposes of the income tests applicable to REITs, such as fees from the origination and/or servicing of loans, could be earned by a taxable REIT subsidiary without affecting Aames Investment’s status as a REIT. Aames Investment expects to have a taxable REIT subsidiary, Aames Financial, through which it will conduct its loan origination and servicing activities.

Several provisions regarding the arrangements between a REIT and its taxable REIT subsidiaries ensure that a taxable REIT subsidiary will be subject to an appropriate level of federal income taxation. For example, a taxable REIT subsidiary is limited in its ability to deduct interest payments made to its parent REIT. In addition, Aames Investment will be obligated to pay a 100% penalty tax on some payments that it receives or on certain expenses deducted by a taxable REIT subsidiary if the economic arrangements among Aames Investment and/or its taxable REIT subsidiaries are not comparable to similar arrangements among unrelated parties.

Taxable Mortgage Pools

An entity, or a portion of an entity, may be classified as a taxable mortgage pool under the Internal Revenue Code if:

•	substantially all of its assets consist of debt obligations or interests in debt obligations;

•	more than 50% of those debt obligations are real estate mortgages or interests in real estate mortgages as of specified testing dates;

•	the entity has issued debt obligations (liabilities) that have two or more maturities; and

•	the payments required to be made by the entity on its debt obligations “bear a relationship” to the payments to be received by the entity on the debt obligations that it holds as assets.

Under the Treasury regulations, if less than 80% of the assets of an entity (or a portion of an entity) consist of debt obligations, these debt obligations are considered not to comprise “substantially all” of its assets, and therefore the entity would not be treated as a taxable mortgage pool.

Although we believe that Aames Investment currently does not own any interests in any taxable mortgage pools, its future financing and securitization arrangements may give rise to it being considered to be, or to own an interest in, one or more taxable mortgage pools. Where an entity, or a portion of an entity, is classified as a taxable mortgage pool, it is generally treated as a taxable corporation for federal income tax purposes. In the case of a REIT, or a portion of a REIT, or a disregarded subsidiary of a REIT, that is a taxable mortgage pool, however, special rules apply. The taxable mortgage pool is not treated as a corporation that is subject to corporate income tax, and the taxable mortgage pool classification does not directly affect the tax status of the REIT. Rather, the consequences of the taxable mortgage pool classification would, in general, except as described below, be limited to the stockholders of the REIT. The Treasury Department has yet to issue regulations to govern the tax treatment of stockholders of a REIT that owns an interest in a taxable mortgage pool.

A portion of Aames Investment’s income from the taxable mortgage pool arrangement, which might be non-cash accrued income or “phantom” taxable income, could be treated as “excess inclusion income.” Excess inclusion income is an amount, with respect to any calendar quarter, equal to the excess, if any, of (a) income allocable to the holder of the residual interest in a REMIC or, under Treasury regulations that have not been issued, an equity interest in a taxable mortgage pool over (b) the sum of an amount for each day in the calendar quarter equal to the product of (i) the adjusted issue price at the beginning of the quarter multiplied by (ii) 120 percent of the long-term Federal rate (determined on the basis of compounding at the close of each calendar quarter and properly adjusted for the length of such quarter). This income would nonetheless be subject to the distribution requirements that apply to Aames Investment, and could therefore adversely affect its liquidity. See “—Annual Distribution Requirements Applicable to REITs.”

Moreover, Aames Investment’s excess inclusion income would be allocated among its stockholders. A stockholder’s share of excess inclusion income (i) would not be allowed to be offset by any net operating losses otherwise available to the stockholder, (ii) would be subject to tax as unrelated business taxable income in the hands of most types of stockholders that are otherwise generally exempt from federal income tax, and (iii) would result in the application of U.S. federal income tax withholding at the maximum rate (30%), without reduction for any otherwise applicable treaty, to the extent allocable to most types of foreign stockholders. See “Taxation of Non-U.S. Holders of Aames Investment Common Stock—Distributions.” Although the law on the matter is unclear, to the extent that excess inclusion income is allocated to a tax-exempt stockholder that is not subject to unrelated business income tax (such as government entities), Aames Investment might be taxable on this income at the highest applicable corporate tax rate (currently 35%). While its charter prohibits its shares to be held directly by entities that might subject Aames Investment to this tax, this prohibition may not ensure that this tax will not be imposed on Aames Investment. The manner in which excess inclusion income would be allocated among shares of different classes of Aames Investment shares or how such income is to be reported to stockholders is not clear under current law. Tax-exempt investors, foreign investors and taxpayers with net operating losses should carefully consider the tax consequences described above and are urged to consult their tax advisors in connection with their investment in Aames Investment’s common stock.

If a subsidiary partnership of Aames Investment, not wholly-owned by it directly or through one or more disregarded entities, were a taxable mortgage pool, the foregoing rules would not apply. Rather, the partnership that is a taxable mortgage pool would be treated as a corporation for federal income tax purposes, and would potentially be subject to corporate income tax. In addition, this characterization would alter Aames Investment’s REIT income and asset test calculations, and could adversely affect its compliance with those requirements. Aames Investment does not believe that it has any subsidiary partnerships that are or will become taxable mortgage pools, and Aames Investment intends to monitor the structure of any taxable mortgage pools in which it has an interest to ensure that they will not adversely affect its status as a REIT. As a result, Aames Investment would be precluded from selling to outside investors equity interests in its securitizations, as Aames Financial has done in the past, or from selling any debt securities issued in connection with the securitization that might be considered to be equity interests for tax purposes. These limitations will preclude Aames Investment from using certain techniques to maximize its returns from securitization transactions that Aames Investment has used with respect to its prior securitizations.

Income Tests

In order to qualify as a REIT, Aames Investment must satisfy two gross income requirements, each of which is applied on an annual basis. For purposes of these tests where Aames Investment invests in a partnership, limited liability company or trust taxed as a partnership or as a disregarded entity, Aames Investment will be treated as receiving its share of the income and loss of the partnership, limited liability company or trust, and the gross income of such entities will retain the same character in Aames Investment’s hands as it has in the hands of such entities. In addition, when Aames Investment owns 100% of a corporation that is not a taxable REIT subsidiary, it will be deemed to receive 100% of the corporation’s income. First, at least 75% of Aames Investment’s gross income, excluding gross income from prohibited transactions, for each taxable year generally must be derived directly or indirectly from:

•	rents from real property;

•	interest on debt secured by mortgages on real property or on interests in real property;

•	dividends or other distributions on, and gain from the sale of, shares in other REITs;

•	gain from the sale of real property or mortgage loans, other than gain from property held primarily for sale to customers in the ordinary course of our trade or business (“dealer property”);

•	abatements and refunds of real property taxes;

•	income from the operation of, and gain from the sale of, “foreclosure property,” which means property acquired at or in lieu of a foreclosure of the mortgage secured by such property for which an election has been made;

•	amounts, such as commitment fees, received in consideration for entering into an agreement to make a loan secured by real property, unless such amounts are determined by income and profits;

•	income derived from a REMIC in proportion to the real estate assets held by the REMIC, unless at least 95% of the REMIC’s assets are real estate assets in which case all of the income derived from the REMIC; and

•	interest or dividend income from investments in stock or debt instruments attributable to the temporary investment of new capital during the one-year period following Aames Investment’s receipt of new capital that raises through equity offerings or public offerings of debt obligations with at least a five-year term.

Second, at least 95% of Aames Investment’s gross income, excluding gross income from prohibited transactions, for each taxable year must be derived from sources that qualify for purposes of the 75% test, and from (1) dividends, (2) interest, (3) payments under certain qualifying interest rate hedging instruments and (4) gain from the sale or disposition of stock, securities, or some hedging instruments that are not dealer property.

If Aames Investment fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for that year if it is entitled to relief under the Code. These relief provisions generally will be available if Aames Investment’s failure to meet the tests is due to reasonable cause and not due to willful neglect, it attaches a schedule of the sources of its income to its federal income tax return and any incorrect information on the schedule is not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circumstances Aames Investment would be entitled to the benefit of these relief provisions. For example, if Aames Investment fails to satisfy the gross income tests because nonqualifying income that it intentionally incurs exceeds the limits on nonqualifying income, the IRS could conclude that the failure to satisfy the tests was not due to reasonable cause. If these relief provisions are inapplicable to a particular set of circumstances, Aames Investment will fail to qualify as a REIT. Even if these relief provisions apply, a penalty tax would be imposed based on the excess amount of nonqualifying income. See “—General.”

Aames Investment’s income for purposes of these tests includes its allocable share of all income earned by the entities in which it owns an interest that are partnerships or disregarded entities for income tax purposes, and the subsidiaries of these partnerships or disregarded entities that are partnerships or disregarded entities for income tax purposes. For purposes of the income tests, Aames Investment will be considered to earn that portion of the income of these trusts—generally interest from mortgage loans—that corresponds to its percentage ownership in these trusts.

The income tests described above are based on Aames Investment’s gross income. For federal income tax purposes, Aames Investment will be treated as earning interest income on all of its loans that have been securitized. Although it will have a partially offsetting interest expense with respect to the interest owed on the bonds issued pursuant to the securitizations, this interest expense will not reduce the gross income that Aames Investment is considered to earn for purposes of the gross income tests. The income that is analyzed for purposes of the REIT income tests generally will differ materially in amount and type from the income described or reported for financial accounting purposes.

Gross income from loan origination fees and servicing fees for loans that Aames Investment is not treated as owning for federal income tax purposes is not qualifying income for purposes of either gross income test. In addition, gross income from Aames Investment’s sale of property that it holds primarily for sale to customers in the ordinary course of business is excluded from both the numerator and the denominator in both income tests, and any gain from such sales will be subject to a 100% tax, as described below under “—Prohibited Transactions Tax.” Aames Investment intends to monitor the amount of its non-qualifying income and it intends to manage its portfolio to comply at all times with the gross income tests. The following paragraphs discuss some of the specific applications of the gross income tests to Aames Investment.

If the value of the real estate securing each of Aames Investment’s loans, determined at the time Aames Investment becomes a REIT for Aames Financial’s existing loans or the date of acquisition or origination in the case of loans Aames Investment acquires or funds the origination of after the offering and merger are completed and possibly certain other times, is less than the highest outstanding balance of the loan for a particular taxable year, then a portion of the interest income from that loan will not be qualifying real estate income. Accordingly, in order to determine the extent to which the interest earned on such loan constitutes qualifying income for purposes of the REIT income tests, Aames Investment will need to determine the value of the real estate at the time it acquires each loan and possibly certain other times. There can be no assurances that the IRS might not disagree with Aames Investment’s determinations and assert that a lower value is applicable, which could negatively impact Aames Investment’s ability to qualify as a REIT. These considerations also might restrict the types of loans that Aames Investment can make in the future. In addition, the need to comply with those requirements may cause Aames Investment to acquire other assets that qualify as real estate assets (for example, interests in other mortgage loan portfolios) that are not part of its overall business strategy and might not otherwise be the best investment alternative for it.

Dividends. Aames Investment’s share of any dividends received from a taxable REIT subsidiary or from other corporations (other than REITs) in which it owns an interest will qualify for purposes of the 95% gross income test but not for purposes of the 75% gross income test. It is not expected that Aames Investment will receive sufficient dividends from those entities to cause it to exceed the limit on non-qualifying income under the 75% gross income test. Dividends Aames Investment receives from REITs will be qualifying income for purposes of both gross income tests.

Interest. The term “interest,” as defined for purposes of both gross income tests, generally excludes any amount that is based in whole or in part on the income or profits of any person. However, interest generally includes the following:

•	an amount that is based on a fixed percentage or percentages of receipts or sales; and

•	an amount that is based on the income or profits of a debtor, as long as the debtor derives substantially all of its income from the real property securing the debt from leasing substantially all of its interest in the property, and only to the extent that the amounts received by the debtor would be qualifying “rents from real property” if received directly by a REIT.

Although not expected to occur, if a loan contains a provision that entitles Aames Investment to a percentage of the borrower’s gain upon the sale of the real property securing the loan or a percentage of the appreciation in the property’s value as of a specific date, income attributable to that loan provision will be treated as gain from the sale of the property securing the loan, which generally is qualifying income for purposes of both gross income tests, except to the extent such gain would have been treated as gain from property that the REIT held primarily for sale to customers in the ordinary course of its trade or business. See “—Prohibited Transaction Tax.”

Interest on debt secured by mortgages on real property or on interests in real property generally is qualifying income for purposes of the 75% gross income test. However, if the highest principal amount of a loan outstanding during a taxable year exceeds the fair market value of the real property securing the loan determined as of the date we agreed to acquire or fund the origination of the loan and possibly at certain other times, a portion of the interest income from such loan will not be qualifying income for purposes of the 75% gross income test, but will be qualifying income for purposes of the 95% gross income test. The portion of the interest income that will not be qualifying income for purposes of the 75% gross income test will be equal to the portion of the principal amount of the loan that is not secured by real property—that is, the amount by which the loan exceeds the value of the real estate that is security for the loan.

The interest, original issue discount, and market discount income that Aames Investment receives from its mortgage-related assets generally is qualifying income for purposes of both gross income tests. It also is possible, although unlikely, that, in some instances, the interest income from a mortgage loan may be based in part on the borrower’s profits or net income. That scenario generally will cause the income from the loan to be non-qualifying income for purposes of both gross income tests unless the borrower leases substantially all of its interest in the property to tenants and the rental income derived by the borrower would qualify as rents from real property if it had been earned directly by the REIT.

Fee Income. Aames Investment may receive various fees in connection with the mortgage loans. The fees will be qualifying income for purposes of both the 75% and 95% income tests if they are received in consideration for entering into an agreement to make a loan secured by real property, and the fees are not determined by income or profits. Therefore, commitment fees will generally be qualifying income for purposes of the income tests. Other fees, such as fees received for loans that Aames Investment does not own for federal income tax purposes and origination fees, are not qualifying income for purposes of either income test. If these fees are earned by a taxable REIT subsidiary of Aames Investment, then the income from these services will not be included for purposes of its income tests. As a result, in the future Aames Investment plans to have Aames Financial or another taxable REIT subsidiary perform activities that would yield such non-qualifying income. See “—Taxable REIT Subsidiaries.”

Rents from Real Property. Aames Investment currently does not own any real property, but it may acquire real property or an interest therein in the future. To the extent that it acquires real property or an interest therein, rents Aames Investment receives will qualify as “rents from real property” in satisfying the gross income requirements for a REIT described above only if several conditions are met. These conditions relate to the identity of the tenant, the computation of the rent payable, and the nature of the property leased. First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from rents from real property solely by reason of being based on a fixed percentage or percentages of receipts or sales. Second, rents Aames Investment receives from a “related party tenant” will not qualify as rents from real property in satisfying the gross income tests unless the tenant is a taxable REIT subsidiary, at least 90% of the property is leased to unrelated tenants and the rent paid by the taxable REIT subsidiary is substantially comparable to the rent paid by the unrelated tenants for comparable space. A tenant is a related party tenant if the REIT, or an actual or constructive owner of 10% or more of the REIT, actually or constructively owns 10% or more of the tenant. Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to the personal property will not qualify as rents from real property.

Generally, for rents to qualify as “rents from real property” for purposes of the gross income tests, Aames Investment is only allowed to provide services that are both “usually or customarily rendered” in connection with the rental of real property and not otherwise considered “rendered to the occupant.” Income received from any other service will be treated as “impermissible tenant service income” unless the service is provided through an independent contractor that bears the expenses of providing the services and from whom we derive no revenue or through a taxable REIT subsidiary, subject to specified limitations. The amount of impermissible tenant service income we receive is deemed to be the greater of the amount actually received by us or 150% of our direct cost of providing the service. If the impermissible tenant service income with respect to a property exceeds 1% of our total income from that property, then all of the income from that property will fail to qualify as rents from real property. If the total amount of impermissible tenant service income from a property does not exceed 1% of our total income from that property, the income will not cause the rent paid by tenants of that property to fail to qualify as rents from real property, but the impermissible tenant service income itself will not qualify as rents from real property.

Hedging Transactions. From time to time, Aames Investment may enter into hedging transactions with respect to one or more of its assets or liabilities. These hedging activities may include entering into interest rate swaps, caps, and floors, options to purchase these items, and futures and forward contracts. To the extent that Aames Investment enters into an interest rate swap or cap contract, option, futures contract, forward rate agreement, or any similar financial instrument to hedge indebtedness incurred or to be incurred to acquire or carry “real estate assets,” any periodic income or gain from the disposition of that contract attributable to the carrying or acquisition of the real estate assets should be qualifying income for purposes of the 95% gross income test, but not the 75% gross income test. To the extent that Aames Investment hedges with other types of financial instruments, or to the extent that only a portion of its mortgage loans is secured by “real estate assets” or in other situations, the income from those transactions are not likely to be treated as qualifying income for purposes of the gross income tests. It is expected that Aames Investment will structure any hedging transactions in a manner that does not jeopardize our status as a REIT.

Prohibited Transactions Tax

A REIT will incur a 100% tax on the net income derived from any sale or other disposition of property, other than foreclosure property, that the REIT holds primarily for sale to customers in the ordinary course of a trade or business. Aames Investment believes that none of its assets is held for sale to customers and that a sale of any of its assets would not be in the ordinary course of its business. Whether a REIT holds an asset primarily for sale to customers in the ordinary course of a trade or business depends, however, on the facts and circumstances in effect from time to time, including those related to a particular asset. Nevertheless, Aames Investment will attempt to comply with the terms of safe-harbor provisions in the federal income tax laws prescribing when an asset sale will not be characterized as a prohibited transaction. Aames Investment cannot assure you, however, that it can comply with the safe-harbor provisions or that it will avoid owning property that may be characterized as property that it holds primarily for sale to customers in the ordinary course of a trade or business.

If Aames Investment were to transfer a mortgage loan to a REMIC, this transfer would be treated as a sale for tax purposes and the sale may be subject to the prohibited transactions tax. As a result, REMICs are not a viable option for Aames Investment to securitize its mortgage loans, and Aames Investment generally must use other mechanisms in which it is able to securitize the loans without being treated as having sold the loans. Therefore, Aames Investment will have limitations on its flexibility regarding the manner in which it may securitize the loans. Those limitations, however, do not apply to Aames Investment’s taxable REIT subsidiaries, such as Aames Financial. Aames Financial may securitize loans using a REMIC structure.

Foreclosure Property

Foreclosure property is any real property, including interests in real property, and any personal property incident to such real property:

•	that is acquired by a REIT as the result of the REIT having bid in such property at foreclosure, or having otherwise reduced such property to ownership or possession by agreement or process of law, after there was a default or default was imminent on a lease of such property or on indebtedness that such property secured;

•	for which the related loan was acquired by the REIT at a time when the default was not imminent or anticipated; and

•	for which the REIT makes a proper election to treat the property as foreclosure property.

However, a REIT will not be considered to have foreclosed on a property where the REIT takes control of the property as a mortgagee-in-possession and cannot receive any profit or sustain any loss except as a creditor of the mortgagor. Property generally ceases to be foreclosure property at the end of the third taxable year following the taxable year in which the REIT acquired the property, or longer if an extension is granted by the Secretary of the Treasury. This grace period terminates and foreclosure property ceases to be foreclosure property on the first day:

•	on which a lease is entered into for the property that, by its terms, will give rise to income that does not qualify for purposes of the 75% gross income test, or any amount is received or accrued, directly or indirectly, pursuant to a lease entered into on or after such day that will give rise to income that does not qualify for purposes of the 75% gross income test;

•	on which any construction takes place on the property, other than completion of a building or any other improvement, where more than 10% of the construction was completed before default became imminent; or

•	which is more than 90 days after the day on which the REIT acquired the property and the property is used in a trade or business which is conducted by the REIT, other than through an independent contractor from whom the REIT itself does not derive or receive any income.

Aames Investment will be subject to tax at the maximum corporate rate on any income from foreclosure property, other than income that otherwise would be qualifying income for purposes of the 75% gross income test, less expenses directly connected with the production of that income. However, gross income from foreclosure property will qualify for purposes of the 75% and 95% gross income tests. If property is not eligible for the election to be treated as foreclosure property (“ineligible property”) because, for example, the related loan was acquired by the REIT at the time when default was imminent or anticipated, income received with respect to such ineligible property may not be qualifying income for purposes of the 75% or 95% gross income tests.

Aames Investment may have the option to foreclose on mortgage loans when a borrower is in default. The foregoing rules would affect the implications of a decision by Aames Investment to foreclose on a particular mortgage loan and may affect whether it will choose to foreclose with regard to a particular mortgage loan.

Asset Tests

At the close of each quarter of Aames Investment’s taxable year, Aames Investment must satisfy six tests relating to the nature of its assets.

1.	At least 75% of the value of its total assets must be represented by the following:

•	interests in real property, including leaseholds and options to acquire real property and leaseholds;

•	interests in mortgages on real property;

•	stock in other REITs;

•	cash and cash items;

•	government securities;

•	investments in stock or debt instruments attributable to the temporary investment of new capital during the one-year period following its receipt of new capital that it raises through equity offerings or public offerings of debt obligations with at least a five-year term; and

•	regular or residual interests in a REMIC. However, if less than 95% of the assets of a REMIC consists of assets that are qualifying real estate-related assets under the federal income tax laws, determined as if it held such assets directly, it will be treated as holding directly our proportionate share of the assets of such REMIC.

2.	Not more than 25% of Aames Investment’s total assets may be represented by securities, other than those in the 75% asset class described in paragraph 1 above.

3.	Except for securities in taxable REIT subsidiaries and the securities in the 75% asset class described in paragraph 1 above, the value of any one issuer’s securities owned by Aames Investment may not exceed 5% of the value of Aames Investment’s total assets.

4.	Except for securities in taxable REIT subsidiaries and the securities in the 75% asset class described in paragraph 1 above, Aames Investment may not own more than 10% of any one issuer’s outstanding voting securities.

5.	Except for securities of taxable REIT subsidiaries and the securities in the 75% asset class described in paragraph 1 above, Aames Investment may not own more than 10% of the total value of the outstanding securities of any one issuer, other than securities that qualify for the “straight debt” exception discussed below.

6.	Not more than 20% of the value of Aames Investment’s total assets may be represented by the securities of one or more taxable REIT subsidiaries.

As discussed above, Aames Investment’s assets for purposes of these tests include its allocable share of all assets held by the entities in which it owns an interest that are partnerships or disregarded entities (including qualified REIT subsidiaries) for income tax purposes, and the subsidiaries of these partnerships or disregarded entities that are partnerships or disregarded entities for income tax purposes. For purposes of the asset tests, Aames Investment will be considered to own that portion of the assets owned by these trusts—generally mortgage loans—that correspond to its percentage ownership in these trusts.

The asset tests described above are based on Aames Investment’s total assets. For federal income tax purposes, Aames Investment will be treated as owning both the loans it holds directly and the loans that it has securitized. Although Aames Investment will have a partially offsetting obligation with respect to the bonds issued pursuant to the securitizations, these offsetting obligations will not reduce the total assets it is considered to own for purposes of the asset tests. Because prior securitizations of loans by Aames Financial have been treated as sales for financial accounting purposes, only the net assets retained from such financings will be reflected in Aames Investment’s financial statements. Accordingly, Aames Investment’s assets for purposes of the REIT asset tests generally will differ materially in amount and type from its assets otherwise described or reported for financial accounting purposes.

As discussed above, debt Aames Investment holds in an issuer that does not qualify for purposes of the 75% asset test will not be taken into account for purposes of the 10% value test if the debt securities meet the straight debt safe harbor and either (i) the issuer is an individual, (ii) the only securities of the issuer that it holds are straight debt, or (iii) if the issuer is a partnership, Aames Investment holds at least a 20% profits interest in the partnership. Debt will meet the “straight debt” safe harbor if the debt is a written unconditional promise to pay on demand or on a specified date a sum certain in money, the debt is not convertible, directly or indirectly, into stock, and the interest rate and the interest payment dates of the debt are not contingent on the profits, the borrower’s discretion or similar factors.

Aames Investment believes that a substantial portion of the mortgage loans that it is considered to own for purposes of these rules are qualifying assets for purposes of the 75% asset test. For purposes of these rules, however, if the outstanding principal balance of a mortgage loan exceeds the fair market value of the real property securing the loan, a portion of such loan likely will not be a qualifying real estate asset under the federal income tax laws. Although the law on the matter is not entirely clear, it appears that the non-qualifying portion of that mortgage loan will be equal to the portion of the loan amount that exceeds the value of the associated real property that is security for that loan. To the extent that Aames Investment owns debt securities that are not secured by mortgages on real property, those debt securities will not be qualifying assets for purposes of the 75% asset test. Aames Investment will monitor the status of its assets for purposes of the various asset tests and will seek to manage its portfolio to comply at all times with such tests. There can be no assurances, however, that Aames Investment will be successful in this effort. In this regard, to determine its compliance with these requirements, Aames Investment will need to estimate the value of the real estate securing its mortgage loans at various times. Although Aames Investment will seek to be prudent in making these estimates, there can be no assurances that the IRS might not disagree with these determinations and assert that a lower value is applicable, in which case it might not satisfy the 75% asset test and would fail to qualify as a REIT.

After initially meeting the asset tests after the close of any quarter, Aames Investment will not lose its status as a REIT if it fails to satisfy the asset tests at the end of a later quarter solely by reason of changes in the relative values of its assets. If Aames Investment fails to satisfy an asset test because it acquires securities or other property during a quarter, the failure can be cured by a disposition of sufficient non-qualifying assets within 30 days after the close of that quarter. Although Aames Investment intends to take steps to ensure compliance with the asset tests and to take any available action within 30 days after the close of any quarter as may be required to cure any noncompliance with the asset tests, it cannot ensure that these steps always will be successful. If Aames Investment fails to cure the noncompliance with the asset tests within this 30-day period, it would fail to qualify as a REIT.

Aames Investment currently believes that the securities and other assets that it expects to hold will satisfy the foregoing asset test requirements. However, no independent appraisals will be obtained to support these conclusions as to the value of Aames Investment’s assets and securities, or in many cases, the real estate collateral for the mortgage loans that it holds. Moreover, values of some assets may not be susceptible to a precise determination. As a result, there can be no assurance that the IRS will not contend that Aames Investment’s interest in securities and other assets will not cause a violation of the asset tests applicable to REITs. In rendering its opinion as to Aames Investment’s qualification as a REIT, Mayer, Brown, Rowe & Maw LLP is relying on representations with respect to the value of Aames Investment’s securities and assets and its conclusion that it satisfies each of the asset tests.

Annual Distribution Requirements Applicable to REITs

To qualify as a REIT, Aames Investment generally must distribute dividends (other than capital gain dividends) to its stockholders in an amount at least equal to:

1.	the sum of (a) 90% of its REIT taxable income, computed without regard to the dividends paid deduction and its net capital gain, and (b) 90% of its net income after tax, if any, from foreclosure property, minus

2.	the excess of the sum of specified items of noncash income over 5% of its REIT taxable income, computed without regard to the dividend paid deduction and its net capital gain.

Distributions generally must be made during the taxable year to which they relate. Distributions may be made in the following year in two circumstances. First, if Aames Investment declares a dividend in October, November, or December of any year with a record date in one of these months and pay the dividend on or before January 31 of the following year, Aames Investment will be treated as having paid the dividend on December 31 of the year in which the dividend was declared. Second, distributions may be made in the following year if the dividends are declared before Aames Investment timely files its tax return for the year and if made before the first regular dividend payment made after such declaration, provided such payment is made during the twelve-month period following the close of each year. These distributions are taxable to Aames Investment stockholders, other than tax-exempt entities, in the year which paid. This is so even though the distributions relate to prior years for purposes of the 90% distribution requirement. The amount distributed must not be preferential (i.e., every stockholder of the class of stock with respect to which a distribution is made must be treated the same as every other stockholder of that class, and no class of stock may be treated otherwise than in accordance with its dividend rights as a class). To the extent that Aames Investment does not distribute all of its net capital gain or distribute at least 90%, but less than 100% of its REIT taxable income, as adjusted, it will be subject to tax on the undistributed amount at regular capital gains or ordinary corporate tax rates, as the case may be.

Furthermore, Aames Investment will incur a 4% nondeductible excise tax on the excess of the required distribution over the sum of the amounts actually distributed and amounts retained for which federal income tax was paid if it fails to distribute during a calendar year (or, in the case of distributions with declaration and record dates falling in the last three months of the calendar year, by the end of January following such calendar year) at least the sum of (1) 85% of its REIT ordinary income for such year, (2) 95% of its REIT capital gain net income for such year, and (3) any undistributed taxable income from prior periods.

Aames Investment may elect to retain rather than distribute all or a portion of its net capital gains and pay the tax on the gains. In that case, Aames Investment may elect to have its stockholders include their proportionate share of the undistributed net capital gains in income as long-term capital gains and receive a credit or refund for their share of the tax paid by Aames Investment. For purposes of the 4% nondeductible excise tax described above, any retained amounts for which Aames Investment elects this treatment would be treated as having been distributed.

Aames Investment intends to make timely distributions sufficient to satisfy the distribution requirements. It is possible that, from time to time, it may not have sufficient cash to meet the distribution requirements due to timing differences between (a) the actual receipt of cash, including the receipt of distributions from subsidiaries, and (b) the inclusion of items of income for federal income tax purposes. Other potential sources of non-cash taxable income include loans and securities that are financed through securitization structures, which require some or all of the available interest income from these assets to be used to repay principal on these borrowings; loans or mortgage backed securities held by Aames Investment as assets that are issued at a discount and require the accrual of taxable income in advance of the receipt of the related cash flow; loans on which the borrower is permitted to defer payments of interest; and distressed loans on which we may be required to accrue interest or discount income even though the borrower is unable to make current or past due service servicing payments. In the event that such timing differences occur, and in other circumstances, it might be necessary in order to satisfy the distribution requirements to arrange for short-term, or possibly long-term, borrowings, or to pay the dividends in the form of taxable in-kind distributions of property (including, for example, Aames Investment’s own debt securities).

Under some circumstances, Aames Investment may be able to rectify a failure to meet the distribution requirement for a year by paying deficiency dividends to stockholders in a later year, which may be included in its deduction for dividends paid for the earlier year. Thus, Aames Investment may be able to avoid being taxed on amounts distributed as deficiency dividends. However, Aames Investment will be required to pay interest based upon the amount of any deduction taken for deficiency dividends.

Record keeping Requirements

Aames Investment is required to comply with applicable record keeping requirements. Failure to comply could result in monetary fines. For example, Aames Investment must request on an annual basis information from its stockholders designed to disclose the actual ownership of its outstanding common stock.

Failure to Qualify

If Aames Investment fails to qualify for taxation as a REIT in any taxable year and the relief provisions do not apply, it will be subject to tax, including any applicable alternative minimum tax, on its taxable income at regular corporate rates. If it fails to qualify as a REIT, it will not be required to make any distributions to stockholders, and any distributions that are made will not be deductible by it. Unless Aames Investment is entitled to relief under specific statutory provisions, it also will be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. Aames Investment cannot state whether in all circumstances it would be entitled to this statutory relief.

TAXATION OF U.S. HOLDERS OF AAMES INVESTMENT COMMON STOCK

U.S. Holder

As used in the remainder of this discussion, the term “U.S. holder” means a holder of our common stock that is for United States federal income tax purposes:

1.	a citizen or resident alien individual, as defined in Section 7701(b) of the Internal Revenue Code, of the United States;

2.	a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States or any state or the District of Columbia;

3.	an estate the income of which is subject to United States federal income taxation regardless of its source; or

4.	in general, a trust subject to the primary supervision of a United States court and the control of one or more United States persons or the trust was in existence on August 20, 1996, and has made a valid election to be treated as a U.S. person.

A “Non-U.S. Holder” is a beneficial owner of Aames Investment’s shares that is not a U.S. Holder. If a partnership (or any other entity treated as a partnership for United States federal income tax purposes) holds Aames Investment’s common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership (or any other entity treated as a partnership for United States federal income tax purposes) holding Aames Investment’s common stock, you should consult your tax advisor regarding the tax consequences of the ownership and disposition of Aames Investment’s common stock.

Distributions to Stockholders

General.    As long as we qualify as a REIT, distributions made to taxable U.S. holders of our common stock out of current or accumulated earnings and profits that are not designated as capital gain dividends or “qualified dividend income” will be taken into account by them as ordinary income. In determining the extent to which a distribution constitutes a dividend for tax purposes, our earnings and profits would be allocated first to distributions with respect to the preferred stock, if any, and then to the common stock. Corporate stockholders will not be eligible for the dividends received deduction with respect to these distributions.

Distributions in excess of both current and accumulated earnings and profits will not be taxable to a U.S. holder to the extent that the distributions do not exceed the adjusted basis of the holder’s shares. Rather, such distributions will reduce the adjusted basis of such shares. To the extent that distributions exceed the adjusted basis of a U.S. holder’s shares, the distributions will be taxable as capital gains, assuming the shares are a capital asset in the hands of the U.S. holder.

Distributions will generally be taxable, if at all, in the year of the distribution. However, if we declare a dividend in October, November, or December of any year with a record date in one of these months and pay the dividend on or before January 31 of the following year, we will be treated as having paid the dividend, and the stockholder will be treated as having received the dividend, on December 31 of the year in which the dividend was declared.

Capital Gain Dividends.    We may elect to designate distributions of our net capital gain as “capital gain dividends.” Capital gain dividends are taxed to U.S. holders of our shares as gain from the sale or exchange of a capital asset held for more than one year. This tax treatment applies regardless of the period during which the stockholders have held their shares. If we designate any portion of a dividend as a capital gain dividend, the amount that will be taxable to the stockholder as capital gain will be indicated to U.S. holders on IRS Form 1099-DIV. Corporate stockholders, however, may be required to treat up to 20% of capital gain dividends as ordinary income. U.S. holders may not include in their individual income tax returns any of our net operating losses or capital losses. Federal income tax rules may also require that certain minimum tax adjustments and preferences be apportioned to our stockholders.

We must classify portions of our designated capital gain dividend into the following categories:

1.	a 15% gain distribution, which would be taxable to non-corporate U.S. holders of our shares at a maximum rate of 15%; or

2.	an unrecaptured Section 1250 gain distribution, which would be taxable to non-corporate U.S. holders of our shares at a maximum rate of 25%.

We must determine the maximum amounts that we may designate as 15% and 25% capital gain dividends by performing the computation required by the Internal Revenue Code as if the REIT were an individual whose ordinary income were subject to a marginal tax rate of at least 28%. Designations made by the REIT only will be effective to the extent that they comply with Revenue Ruling 89-81, which requires that distributions made to different classes of shares be composed proportionately of dividends of a particular type.

Instead of paying capital gain dividends, we may elect to retain, rather than distribute as a capital gain dividend, all or a portion of our net long term capital gains. If we make such an election, we will pay tax on our retained long-term capital gains, and U.S. holders (i) will include in their income as long-term capital gains their proportionate share of such undistributed capital gains and (ii) will be deemed to have paid their proportionate share of the tax paid by us on such undistributed capital gains and thereby receive a credit or refund for such amount. A U.S. holder of our shares will increase the basis in its shares by the difference between the amount of capital gain included in its income and the amount of tax it is deemed to have paid. Our earnings and profits and the earnings and profits of our corporate stockholders will be adjusted appropriately.

Qualified Dividend Income.    Distributions that are treated as dividends may be taxed at capital gains rates, rather than ordinary income rates, if they are distributed to a non-corporate taxpayer, are properly designated by us as qualified dividend income and certain other requirements are satisfied. Dividends are eligible to be designated by us as qualified dividend income up to an amount equal to the sum of the qualified dividend income received by us during the year of the distribution from other C corporations (including any taxable REIT subsidiaries in which we own an interest), our “undistributed” REIT taxable income from the immediately preceding year, and any income attributable to the sale of a built-in-gain asset from the immediately preceding year (reduced by any federal income taxes that we paid with respect to such REIT taxable income and built-in gain.)

Dividends that we receive will be treated as qualified dividend income to us if certain criteria are met. For example, the dividends must be received from a domestic corporation (other than a REIT or a regulated investment company) or a qualifying foreign corporation. A foreign corporation generally will be a qualifying foreign corporation if it is incorporated in a possession of the United States, the corporation is eligible for benefits of an income tax treaty with the United States which the Secretary of Treasury determines is satisfactory, or the stock on which the dividend is paid is readily tradable on an established securities market in the United States. However, if a foreign corporation is either a foreign personal holding company, a foreign investment company or a passive foreign investment company, then it will not be treated as a qualifying foreign corporation and the dividends we receive from such an entity would not constitute qualified dividend income.

Furthermore, certain exceptions and special rules apply in order to determine whether dividends may be treated as qualified dividend income to us. These rules include certain holding requirements that we would have to satisfy with respect to the shares on which the dividend is paid, and special rules with regard to the dividends received from regulated investment companies and other REITs.

In addition, even if we designate certain dividends as qualified dividend income to our stockholders, the stockholder will have to meet certain other requirements in order to treat the dividend as qualified dividend income to the stockholder. For example, the stockholder will only be eligible to treat the dividend as qualifying dividend income if the stockholder is taxed at individual rates and meets certain holding requirements. In general, in order to treat a particular dividend as qualified dividend income, a stockholder will be required to hold our shares for more than 60 days during the 120-day period beginning on the date which is 60 days before the date on which such shares become ex-dividend with respect to such dividend. A longer holding period may apply to preferred dividends which are attributable to a period or periods aggregating in excess of 366 days.

Other Tax Considerations. Distributions made by us and gain arising from the sale or exchange by a U.S. holder of our shares will not be treated as passive activity income, and as a result, U.S. holders of our shares generally will not be able to apply any “passive losses” against this income or gain. In addition, taxable distributions from us generally will be treated as investment income for purposes of the investment interest limitations. A U.S. holder of our shares may elect to treat capital gain dividends, capital gains from the disposition of shares and income designated as qualified dividend income as investment income for purposes of the investment interest limitation, in which case the applicable gains will be taxed at ordinary income tax rates. U.S. holders of our shares may not include in their individual income tax returns any of our net operating losses or capital losses. Our operating or capital losses would be carried over by us for potential offset against future income, subject to applicable limitations.

If “excess inclusion income” from a REMIC is allocated to any U.S. holder, which will generally occur to the extent we have excess inclusion income that exceeds our REIT undistributed taxable income in a particular year, this income will be taxable in the hands of the U.S. holder and would not be offset by any net operating losses of the U.S. holder that would otherwise be available. Under Treasury regulations that have not been issued, “excess inclusion income” from a taxable mortgage pool may be treated in a similar manner. See “—Our Taxation as a REIT—Taxable Mortgage Pools.”

Sales of Our Common Stock. Upon any taxable sale or other disposition of our common stock, a U.S. holder of our common stock will recognize gain or loss for federal income tax purposes on the disposition of our common stock in an amount equal to the difference between:

•	the amount of cash and the fair market value of any property received on such disposition; and

•	the U.S. holder’s adjusted basis in such common stock for tax purposes.

Gain or loss will be capital gain or loss if the common stock has been held by the U.S. holder as a capital asset. The applicable tax rate will depend on the holder’s holding period in the asset (generally, if an asset has been held for more than one year it will produce long-term capital gain) and the holder’s tax bracket. A U.S. holder who is an individual or an estate or trust and who has long-term capital gain or loss will be subject to a maximum capital gain rate of 15%. The IRS has the authority to prescribe, but has not yet prescribed, regulations that would apply a capital gain tax rate of 25% (which is generally higher than the long-term capital gain tax rates for non-corporate holders) to a portion of capital gain realized by a non-corporate holder on the sale of REIT common stock that would correspond to the REIT’s “unrecaptured Section 1250 gain.” Holders are advised to consult with their own tax advisors with respect to their capital gain tax liability. A corporate U.S. holder will be subject to tax at a maximum rate of 35% on capital gain from the sale of our shares.

In general, any loss upon a sale or exchange of our common stock by a U.S. holder who has held such shares for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss, but only to the extent of distributions from us received by such U.S. holder that are required to be treated by such U.S. holder as long-term capital gains.

Taxation of Non-U.S. Holders of Aames Investment Common Stock

Distributions

Distributions by Aames Investment to a non-U.S. holder of its common stock that are neither attributable to gain from sales or exchanges by Aames Investment of “U.S. real property interests” nor designated by Aames Investment as capital gains dividends will be treated as dividends of ordinary income to the extent that they are made out of its current or accumulated earnings and profits. These distributions ordinarily will be subject to U.S. federal income tax on a gross basis at a rate of 30%, or a lower rate as permitted under an applicable income tax treaty, unless the dividends are treated as effectively connected with the conduct by the non-U.S holder of a U.S. trade or business. Under some treaties, however, lower rates generally applicable to dividends do not apply to dividends from REITs. Further, reduced treaty rates are not available to the extent that the income allocated to the foreign stockholder is excess inclusion income. Excess inclusion income will generally be allocated to Aames Investment’s stockholders to the extent it has “excess inclusion income” that exceeds its REIT taxable income in a particular year. See “—Taxation of Aames Investment as a REIT—Taxable Mortgage Pools.” Dividends that are effectively connected with a trade or business will be subject to tax on a net basis, that is, after allowance for deduction, at graduated rates, in the same manner as U.S. holders are taxed with respect to these dividends, and are generally not subject to withholding. Applicable certification and disclosure requirements must be satisfied to be exempt from withholding under the effectively connected income exception. Any dividends received by a corporate non-U.S. holder that is engaged in a U.S. trade or business also may be subject to an additional branch profits tax at a 30% rate, or lower applicable treaty rate. Aames Investment expects to withhold U.S. income tax at the rate of 30% on on any dividend distributions, not designated as (or deemed to be) capital gain dividends, made to a non-U.S. holder unless;

•	a lower treaty rate applies and the non-U.S. holder files an IRS Form W-8BEN with us evidencing eligibility for that reduced rate is filed with Aames Investment; or

•	the non-U.S. holder files an IRS Form W-8ECI with Aames Investment claiming that the distribution is income effectively connected with the non-U.S. holder’s trade or business.

Distributions in excess of Aames Investment’s current or accumulated earnings and profits that do not exceed the adjusted basis of the non-U.S. holder in its common stock will reduce the non-U.S. holder’s adjusted basis in its common stock and will not be subject to U.S. federal in come tax. Distributions in excess of current and accumulated earnings and profits that do exceed the adjusted basis of the non-U.S. holder in its common stock will be treated as gain from the sale of its shares, the tax treatment of which is described below. See “—Sale of Aames Investment’s Common Stock.”

Aames Investment may be required to withhold at least 10% of any distribution in excess of its current and accumulated earnings and profits, even if a lower treaty rate applies or the non-U.S. holder is not liable for tax on the receipt of that distribution. However, a non-U.S. holder may seek a refund of these amounts from the IRS if the non-U.S. holder’s U.S. tax liability with respect to the distribution is less than the amount withheld.

Distributions to a non-U.S. holder that are designated by Aames Investment at the time of the distribution as capital gain dividends, other than those arising from the disposition of a U.S. real property interest, generally should not be subject to U.S. federal income taxation unless:

•	the investment in the common stock is effectively connected with the non-U.S. holder’s trade or business, in which case the non-U.S. holder will be subject to the same treatment as U.S. holders with respect to any gain, except that a holder that is a foreign corporation also may be subject to the 30% branch profits tax, as discussed above; or

•	the non-U.S. holder is a nonresident alien individual who is present in the U.S. for 183 days or more during the taxable year, has a “tax home” in he U.S. and certain other conditions are met, in which case the nonresident alien individual will be subject to a 30% tax on the individual’s capital gains.

Under the Foreign Investment in Real Property Tax Act, which is referred to as “FIRPTA,” distributions to a non-U.S. holder that are attributable to gain from sales or exchanges by Aames Investment of U.S. real property interests, whether or not designated as a capital gain dividend, will cause the non-U.S. holder to be treated as recognizing gain that is income effectively connected with a U.S. trade or business. Non-U.S. holders will be taxed on this gain at the same rates applicable to U.S. holders, subject to a special alternative minimum tax in the case of nonresident alien individuals. Also, this gain may be subject to a 30% (or lower applicable treaty rate) branch profits tax in the hands of a non-U.S. holder that is a corporation.

Aames Investment will be required to withhold and remit to the IRS 35% of any distributions to non-U.S. holder that are designated as capital gain dividends, or, if greater, 35% of a distribution that could have been designated as a capital gain dividend, whether or not attributable to sales of U.S. real property interests. Distributions can be designated as capital gains to the extent of Aames Investment’s net capital gain for the taxable year of the distribution. The amount withheld, which may exceed the actual tax liability, is creditable against the non-U.S. holder’s United States federal income tax liability.

Although the law is not clear on the matter, it appears that amounts Aames Investment designate as undistributed capital gains in respect of the shares held by U.S. holders generally should be treated with respect to non-U.S. holders in the same manner as actual distributions by Aames Investment of capital gain dividends. Under that approach, the non-U.S. holders would be able to offset as a credit against their United States federal income tax liability resulting from their proportionate share of the tax paid by Aames Investment on the undistributed capital gains, and to receive from the IRS a refund to the extent that their proportionate share of this tax paid by Aames Investment were to exceed their actual United States federal income tax liability.

Sale of Aames Investment Common Stock

Gain recognized by a non-U.S. holder upon the sale or exchange of Aames Investment’s shares generally would not be subject to United States taxation unless:

•	the investment in Aames Investment’s common stock is effectively connected with the non-U.S. holder’s U.S. trade or business, in which case the non-U.S. holder will be subject to the same treatment as domestic holder with respect to any gain;

•	the non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year, has a tax home in the United States and certain other conditions are met, in which case the nonresident alien individual will be subject to a 30% tax on the individual’s net capital gains for the taxable year; or

•	Aames Investment’s common stock constitutes a U.S. real property interest within the meaning of FIRPTA, as described below.

Aames Investment’s common stock will not constitute a United States real property interest if Aames Investment either is not a U.S. real property holding corporation or is a domestically-controlled REIT. Whether Aames Investment is a U.S. real property holding corporation will depend upon whether the fair market value of U.S. real property interests owned by Aames Investment equals or exceeds 50% of the fair market value of these interests, any interests in real estate outside of the United States, and Aames Investment’s other trade and business assets. Interests that Aames Investment holds solely as a creditor will not be treated as U.S. real property interests held by Aames Investment. Because Aames Investment currently expects that its assets will consist primarily of mortgage loans that provide for fixed payments of interest not contingent on the revenues or profits of the borrowers, Aames Investment currently does not expect that its assets will cause it to be considered a U.S. real property holding corporation. In any event, there can be no assurance, however, that future changes in Aames Investment’s business might not cause it to be considered to be a U.S. property holding corporation. Aames Investment will be a domestically-controlled REIT if, at all times during a specified testing period, less than 50% in value of its shares is held directly or indirectly by non-U.S. holders. Because Aames Investment’s common stock will be publicly traded, Aames Investment cannot guarantee that it will be a domestically-controlled REIT.

Even if Aames Investment is a U.S. real property holding corporation and does not qualify as a domestically-controlled REIT at the time a non-U.S. holder sells its common stock, gain arising from the sale still would not be subject to FIRPTA tax if:

•	the class or series of shares sold is considered regularly traded under applicable Treasury regulations on an established securities market, such as the NYSE; and

•	the selling non-U.S. holder owned, actually or constructively, 5% or less in value of the outstanding class or series of shares being sold throughout the five-year period ending on the date of the sale or exchange.

If gain on the sale or exchange of Aames Investment’s common stock were subject to taxation under FIRPTA, the non-U.S. holder would be subject to regular U.S. income tax with respect to any gain in the same manner as a taxable U.S. holder, subject to any applicable alternative minimum tax and special alternative minimum tax in the case of nonresident alien individuals.

OTHER

Taxation of Tax-Exempt Holders

Provided that a tax-exempt holder has not held its common stock as “debt financed property” within the meaning of the Internal Revenue Code and Aames Investment’s stock is not being used in an unrelated trade or business, the dividend and interest income from Aames Investment generally will not be unrelated business taxable income, referred to as UBTI, to a tax-exempt holder. Similarly, income from the sale of Aames Investment’s common stock will not constitute UBTI unless the tax-exempt holder has held its common stock as debt financed property within the meaning of the Internal Revenue Code or has used the common stock in a trade or business. A tax-exempt stockholder’s share of any excess inclusion income that Aames Investment recognizes may be subject to tax as UBTI. Excess inclusion income that we recognizes will generally be allocated to its stockholders to the extent it has excess inclusion income that exceeds its undistributed REIT taxable income in a particular year. See “—Taxation of Aames Investment as a REIT—Taxable Mortgage Pools.”

Further, for a tax-exempt holder that is a social club, voluntary employee benefit association, supplemental unemployment benefit trust, or qualified group legal services plan exempt from federal income taxation under

Sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Internal Revenue Code, respectively, or a single parent title-holding corporation exempt under Section 501(c)(2) the income of which is payable to any of the aforementioned tax-exempt organizations, income from an investment in Aames Investment common stock will constitute UBTI unless the organization properly sets aside or reserves such amounts for purposes specified in the Internal Revenue Code. These tax-exempt holders should consult their own tax advisors concerning these “set aside” and reserve requirements.

Notwithstanding the above, however, a portion of the dividends paid by a “pension held REIT” are treated as UBTI as to any trust which is described in Section 401(a) of the Internal Revenue Code, is tax-exempt under Section 501(a) of the Internal Revenue Code, and holds more than 10%, by value, of the interests in the REIT. Tax-exempt pension funds that are described in Section 401(a) of the Internal Revenue Code are referred to below as “pension trusts.”

A REIT is a “pension held REIT” if it meets the following two tests:

1.	it would not have qualified as a REIT but for Section 856(h)(3) of the Internal Revenue Code, which provides that shares owned by pension trusts will be treated, for purposes of determining whether the REIT is closely held, as owned by the beneficiaries of the trust rather than by the trust itself; and

2.	either (a) at least one pension trust holds more than 25% of the value of the interests in the REIT, or (b) a group of pension trusts each individually holding more than 10% of the value of the REIT’s shares, collectively owns more than 50% of the value of the REIT’s shares.

The percentage of any REIT dividend from a “pension held REIT” that is treated as UBTI is equal to the ratio of the UBTI earned by the REIT, treating the REIT as if it were a pension trust and therefore subject to tax on UBTI, to the total gross income of the REIT. An exception applies where the percentage is less than 5% for any year, in which case none of the dividends would be treated as UBTI. The provisions requiring pension trusts to treat a portion of REIT distributions as UBTI will not apply if the REIT is not a “pension held REIT” (for example, if the REIT is able to satisfy the “not closely held requirement” without relying on the “look through” exception with respect to pension trusts).

Backup Withholding Tax and Information Reporting

Aames Investment will report to its U.S. holders and the IRS the amount of dividends paid during each calendar year, and the amount of any tax withheld. Under the backup withholding rules, a U.S. holder may be subject to backup withholding with respect to dividends paid unless the holder is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A U.S. holder that does not provide Aames Investment with its correct taxpayer identification number may also be subject to penalties imposed by the IRS. Backup withholding is not an additional tax. Any amount paid as backup withholding will be creditable against the U.S. holder’s federal income tax liability.

Applicable Treasury regulations provide presumptions regarding the status of a holder of Aames Investment common stock when payments to such holder cannot be reliably associated with appropriate documentation provided to the payer. Because the application of these Treasury regulations varies depending on the stockholder’s particular circumstances, you are advised to consult your tax advisor regarding the information reporting requirements applicable to you.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or credit against such holder’s U.S. federal income tax liability provided the required information is furnished to the IRS.

Sunset of Reduced Tax Rate Provisions

Several of the tax considerations described herein are subject to a sunset provision. The sunset provisions generally provide that for taxable years beginning after December 31, 2008, certain provisions that are currently in the Internal Revenue Code will revert back to a prior version of those provisions. These provisions include provisions related to the reduced maximum income tax rate for capital gains of 15% (rather than 20%) for taxpayers taxed at individual rates, qualified dividend income, including the application of the 15% capital gains rate to qualified dividend income, and certain other tax rate provisions described herein. The impact of this reversion is not discussed herein. Consequently, prospective stockholders should consult their own tax advisors regarding the effect of sunset provisions on an investment in our common stock.

State and Local Taxes

Aames Investment and its stockholders may be subject to state or local taxation in various state or local jurisdictions, including those in which it or its shareholders transact business or reside. Aames Investment’s state and local tax treatment and that of its stockholders may not conform to the federal income tax treatment discussed above. Consequently, prospective stockholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in Aames Investment common stock.

A portion of Aames Investment’s income may be earned through taxable REIT subsidiaries. The taxable REIT subsidiaries are subject to federal and state income tax at normal applicable corporate rates. In addition, a taxable REIT subsidiary will be limited in its ability to deduct payments made to Aames Investment. To the extent that Aames Investment and its taxable REIT subsidiaries are required to pay federal, state and local taxes, Aames Investment will have less cash available for distribution to its stockholders.

BOARD OF DIRECTORS’ RECOMMENDATION AND BACKGROUND OF THE MERGER

Board of Director’s Recommendation

This proxy statement/prospectus is being sent to the stockholders of Aames Financial in connection with our plan to change our corporate structure to become a real estate investment trust, or REIT, for federal income tax purposes, and conduct an initial public offering of the shares of the common stock of the REIT. The plan is subject to approval by our board of directors and the recommendation of a special committee of the board of directors established to further analyze and the review the plan.

Background to the Merger

At various times since the beginning of 2003, Aames Financial or its majority stockholder, Specialty Finance Partners, received unsolicited indications of interest and other informal proposals from third parties. When approached, Aames Financial never turned down any requests for a meeting but, in each case, nothing close to a firm offer was made, and no expression of interest was considered worthy of pursuit.

In the last calendar quarter of 2003, representatives of Friedman, Billings, Ramsey & Co., Inc. contacted Specialty Finance Partners to discuss the possibility of undertaking a transaction to convert Aames Financial to a REIT structure. In early December 2003, representatives of Friedman Billings Ramsey and Specialty Finance Partners met in person to further discuss a possible transaction. At that meeting, Friedman, Billings, Ramsey & Co., Inc. presented the outlines of a proposed REIT conversion transaction of Aames Financial that Specialty Finance Partners found potentially attractive. Specialty Finance Partners subsequently discussed the transaction proposed by Friedman, Billings, Ramsey & Co., Inc. with members of Aames Financial’s board of directors and senior management.

On December 22, 2003, the board of directors met with Friedman, Billings, Ramsey & Co., Inc. and discussed the possibility of converting Aames Financial into a REIT and raising capital through an offering to the public of the REIT’s common stock. After the board of directors’ deliberations, the board of directors authorized management to retain the services of Friedman, Billings, Ramsey & Co., Inc. and to pursue the REIT conversion transaction as presented by Friedman, Billings, Ramsey & Co., Inc. Thereafter, management inquired as to the terms and conditions under which Specialty Finance Partners might be willing to support the REIT conversion transactions and, in response, Specialty Finance Partners provided Aames Financial with a proposal describing those terms and conditions, that we reference elsewhere in this proxy statement/prospectus.

On January 15, 2004, Aames Financial engaged Friedman Billings Ramsey as its financial advisor for purposes of evaluating and effecting the proposed REIT conversion.

Special Committee

On January 19, 2004, the board of directors of Aames Financial established a special committee consisting of three independent directors, Jenne K. Britell, Stephen E. Wall and David H. Elliott. The special committee was formed to evaluate the change in corporate structure, to negotiate with Specialty Finance Partners the terms of the merger and to determine whether or not to recommend to the board of directors that Aames Financial enter into the merger and, in the event it does so recommend, on what terms and conditions. In respect of each member’s service on the special committee, Aames Financial agreed to pay each member $50,000, which it has already paid.

In order to effect the SFP proposal, an allocation of the aggregate consideration to be received by the stockholders of Aames Financial in the merger must be made among the various outstanding series of equity securities. The board of directors of Aames Financial created the special committee because it determined that the allocation of the merger consideration among Specialty Finance Partners, as the sole holder of the Series B convertible preferred stock and the majority holder of the Series C and Series D convertible preferred stock, and the holders of the common stock, under the SFP proposal, would not be treated equally, assuming all outstanding preferred stock was converted to shares of common stock in accordance with its terms. Accordingly, the board of directors created the special committee to consider whether the SFP proposal is fair to, and in the best interests of, the holders of the common stock of Aames Financial and to negotiate with Specialty Finance Partners on behalf of the holders of the common stock. The disclosures in this proxy statement/ prospectus will be appropriately updated and/or revised to reflect the negotiations, deliberations and recommendations of the special committee.

The special committee has retained legal counsel and financial advisors separate from Aames Financial and Specialty Finance Partners in order to assist it in making any determination regarding the merger and the SFP proposal. The special committee has engaged Sullivan & Cromwell LLP as its legal counsel and Houlihan Lokey Howard & Zukin Financial Advisors, Inc. as its financial advisor to render an opinion as to the fairness of the consideration to be received by the holders of common stock in the merger under the SFP proposal.

SELECTED FINANCIAL AND OTHER DATA

The following table presents selected historical consolidated financial data for Aames Financial, which is deemed to be the predecessor of Aames Investment for accounting purposes. The historical financial statements of Aames Financial represent the combined financial condition and results of operations of Aames Financial and its subsidiaries. In addition, the historical consolidated financial data included herein reflects Aames Financial’s business strategy prior to the completion of the merged and initial public offering. See “Business.” Accordingly, Aames Investment’s historical financial results will not be indicative of its future performance. Since the information does not provide all of the information contained in Aames Financial’s financial statements, including related notes, you should read “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements, including related notes, contained elsewhere in this proxy statement/prospectus.

	Six Months Ended December 31,		Year Ended June 30,
	2003	2002	2003	2002	2001	2000	1999
	(unaudited)	(unaudited)
	(in thousands, except per share data)
Statement of Operations Data:
Revenue:
Gain on sale of loans	$90,145	$64,059	$135,573	$95,530	$73,435	$48,098	$44,855
Write-down of retained residual interests and mortgage servicing rights	—	(31,923)	(34,923)	(27,000)	(33,600)	(82,490)	(194,551)
Origination fees	32,436	27,690	53,198	55,986	47,430	37,951	39,689
Loan servicing	4,177	5,084	8,896	12,462	14,989	15,654	23,329
Debt extinguishment income	—	27,092	31,711	—	—	—	—
Interest	32,596	39,357	69,186	83,161	86,477	94,569	70,525

Total revenue, including write-down of residual interests and mortgage servicing rights	159,354	131,359	263,641	220,139	188,731	113,782	(16,153)

Expenses:
Personnel	80,893	66,877	131,608	114,800	98,404	93,239	80,167
Production	15,774	11,815	25,849	21,322	19,034	26,718	40,061
General and administrative	24,974	21,596	48,668	38,995	49,044	60,489	97,679
Interest	9,846	16,891	30,189	37,389	50,884	52,339	44,089

Total expense	131,487	117,179	236,314	212,506	217,366	232,785	261,996

Income (loss) before income taxes	27,867	14,180	27,327	7,633	(28,635)	(119,003)	(278,149)
Provision (benefit) for income taxes	(17,976)	2,186	(1,839)	3,087	1,889	3,369	(30,182)

Net income (loss)	$45,843	$11,994	$29,166	$4,546	$(30,524)	$(122,372)	$(247,967)

Net income (loss) to common stockholders:
Basic	$38,527	$6,138	$15,697	$(9,242)	$(44,445)	$(130,498)	$(249,917)

Diluted	$46,888	$11,994	$29,166	$(9,242)	$(44,445)	$(130,498)	$(249,917)

Net income (loss) per common share:
Basic	$5.54	$0.94	$2.39	$(1.45)	$(7.11)	$(21.02)	$(40.31)

Diluted	$0.45	$0.13	$0.30	$(1.45)	$(7.11)	$(21.02)	$(40.31)

Weighted average number of common shares outstanding:
Basic	6,954	6,498	6,558	6,394	6,251	6,209	6,200

Diluted	104,387	92,045	96,053	6,394	6,251	6,209	6,200

Cash dividends paid per common share	$—	$—	$—	$—	$—	$—	$0.17

Cash Flow Data:
Cash provided by (used in) operating activities	$(159,635)	$(126,489)	$141,692	$9,390	$(5,936)	$99,391	$(466,966)
Cash used in investing activities	(2,159)	(972)	(2,124)	(4,192)	(5,048)	(2,664)	(5,229)
Cash provided by (used in) financing activities	149,545	123,756	(133,099)	(15,390)	28,388	(107,312)	480,637

Net increase (decrease) in cash and cash equivalents	$(12,249)	$(3,705)	$6,469	$(10,192)	$17,404	$(10,585)	$8,442

	At December 31,		At June 30,
	2003	2002	2003	2002	2001	2000	1999
	(unaudited)	(unaudited)
	(dollars in thousands)
Balance Sheet Data:
Cash and cash equivalents	$11,611	$13,686	$23,860	$17,391	$27,583	$10,179	$20,764
Loans held for sale, at lower of cost or market	690,868	628,319	401,001	462,068	417,164	398,921	559,869
Residual interests and mortgage servicing rights	51,979	153,213	129,452	200,217	244,383	303,302	353,255
Total assets	816,184	876,233	622,012	766,598	785,397	790,364	1,021,097
Revolving warehouse and repurchase facilities	603,051	543,557	343,675	383,119	393,301	375,015	535,997
Borrowings:
Financing Facility	22,821	—	74,116	—	—	—	—
5.5% Convertible Subordinated Debentures due March 2006	64,396	64,396	64,396	113,970	113,970	113,970	113,970
5.5% Convertible Subordinated Debentures due March 2012	—	4,775	—	—	—	—	—
10.5% Senior Notes due February 2002	—	—	—	—	5,750	11,500	17,250
9.125% Senior Notes due November 2003	—	130,940	—	150,000	150,000	150,000	150,000

Total borrowings	$87,217	$200,111	$138,512	$263,970	$269,720	$275,470	$281,220

Total liabilities	$724,821	$832,824	$569,038	$729,413	$739,512	$715,886	$875,541

Stockholders’ equity	$91,363	$43,409	$52,974	$37,185	$45,885	$74,478	$145,556

	At or During the Six Months Ended December 31,		At or During the Year Ended June 30,
	2003	2002	2003	2002	2001	2000	1999
	(unaudited)	(unaudited)
	(dollars in thousands)
Loan Production, Disposition and Servicing:
Loans originated or purchased:
Retail	$1,168,675	$968,447	$1,795,447	$1,609,875	$1,180,551	$783,700	$770,000
Wholesale(1)	1,988,222	1,307,446	2,650,733	1,632,634	1,191,079	1,295,600	1,182,100
Correspondent	—	—	—	—	—	—	241,500

Total	$3,156,897	$2,275,893	$4,446,180	$3,242,509	$2,371,630	$2,079,300	$2,193,600

Loans originated by interest rate type:
Retail:
Fixed rate	$497,028	$669,140	$1,186,373	$996,191	$837,451	N/A	N/A
Hybrid/adjustable rate	671,647	299,307	609,074	613,684	343,100	N/A	N/A

Total retail	$1,168,675	$968,447	$1,795,447	$1,609,875	$1,180,551	N/A	N/A

Wholesale:
Fixed rate	$511,879	$348,336	$728,227	$226,585	$149,575	N/A	N/A
Hybrid/adjustable rate	1,476,343	959,110	1,922,506	1,406,049	1,041,504	N/A	N/A

Total wholesale	$1,988,222	$1,307,446	$2,650,733	$1,632,634	$1,191,079	N/A	N/A

Total:
Fixed rate	$1,008,907	$1,017,476	$1,914,600	$1,222,776	$987,026	N/A	N/A
Hybrid/ adjustable rate	2,147,990	1,258,417	2,531,580	2,019,733	1,384,604	N/A	N/A

Total	$3,156,897	$2,275,893	$4,446,180	$3,242,509	$2,371,630	N/A	N/A

Percentage of loan originations by broad purpose:
Cash-out refinance	60.4%	64.7%	63.5%	61.7%	58.8%	N/A	N/A
Purchase money	31.5	20.8	23.5	18.1	23.9	N/A	N/A
Rate/term refinance	8.1	14.5	13.0	20.2	17.3	N/A	N/A

	100.0%	100.0%	100.0%	100.0%	100.0%	N/A	N/A

	At or During the Six Months Ended December 31,		At or During the Year Ended June 30,
	2003	2002	2003	2002	2001	2000	1999
	(unaudited)	(unaudited)
	(dollars in thousands)
Loan dispositions:
Whole loans sold	$2,900,798	$1,781,673	$4,188,678	$2,610,041	$1,102,465	$1,419,199	$1,236,050
Loans pooled and sold in securitizations	—	314,958	314,958	584,964	1,231,464	803,557	649,999

Total	$2,900,798	$2,096,631	$4,503,636	$3,195,005	$2,333,929	$2,222,756	$1,886,049

Total servicing portfolio at period end	$2,333,905	$2,474,088	$1,739,632	$2,308,170	$2,716,781	$3,561,454	$3,841,000

Other Data:
Ratio of net operating expense to originations(2)	2.8%	3.2%	3.4%	3.7%	5.0%	6.9%	8.1%
Ratio of operating expenses to originations(2)	3.9%	4.4%	4.6%	5.4%	7.0%	8.6%	8.3%
Weighted average points on retail loan originations(3)	3.5%	3.5%	3.6%	3.7%	4.0%	4.7%	4.8%
Weighted average yield spread premium, net on wholesale loans(3)	(0.5)%	(0.5)%	(0.4)%	(0.3)%	(0.1)%	(0.1)%	0.6%
Weighted average interest rate on loans produced(3)	7.5%	8.0%	7.8%	9.0%	10.3%	10.2%	9.8%
Weighted average initial combined Loan-to-value ratio(3)(4):
Retail	77%	77%	77%	76%	75%	73%	72%
Wholesale	82%	80%	80%	79%	79%	78%	76%
Correspondent	—	—	—	—	—	—	80%
Weighted average credit score(3):
Retail	612	631	623	630	619	N/A	N/A
Wholesale	617	609	611	600	598	N/A	N/A
Number of:
Retail branches and National Loan Centers	95	94	93	100	101	101	101
Regional wholesale operating centers	5	4	4	4	5	7	35
Employees:
Loan origination	1,808	1,541	1,449	1,523	1,230	1,171	935
Loan servicing	85	109	104	118	118	150	216
All other	157	162	154	160	152	155	154

	2,050	1,812	1,707	1,801	1,500	1,476	1,305

Weighted average yield on:
Loans held for sale	7.5%	8.1%	7.7%	8.9%	9.9%	10.6%	N/A
Amounts outstanding under revolving warehouse and repurchase agreements	2.2	2.5	2.2	2.9	5.1	N/A	N/A

Net yield	5.3%	5.6%	5.5%	6.0%	4.8%	N/A	N/A

Average gain on sale of loans	3.1%	3.1%	3.0%	3.0%	3.2%	2.2%	2.4%

N/A	Information not prepared on this basis for these periods.
(1)	Includes the purchase of closed loans on a continuous or “flow” basis from correspondents of $4.1 million and $4.2 million during the six months ended December 31, 2003 and 2002, respectively, and $19.3 million, $24.2 million and $40.4 million during the years ended June 30, 2003, 2002 and 2001, respectively. Aames Financial ceased purchasing mortgage loans from correspondents in bulk during the year ended June 30, 1999.
(2)	Management believes that the ratio of net operating expenses to originations is a useful supplemental performance measure because it provides insight into our per unit cost of loan production. Management uses net operating expenses instead of total expense because a significant part of our loan originations are retail originations which have higher expenses than wholesale originations, but which expenses are partially offset by origination fees collected by the retail channel. Because other mortgage originators may measure their ratios of expenses to originations differently, their ratios may not be comparable to other companies.

The following table reconciles total expenses in conformity with GAAP to net operating expenses as discussed herein (unaudited) (dollars in thousands):

	Six months ended December 31, 2003	Six months ended December 31, 2002	Years ended June 30,
			2003	2002	2001	2000	1999
Total expenses	$131,487	$117,179	$236,314	$212,506	$217,366	$232,785	$261,996
Interest expense	(9,846)	(16,891)	(30,189)	(37,389)	(50,884)	(52,339)	(44,089)

Operating expenses	121,641	100,288	206,125	175,117	166,482	180,446	217,907
Origination fees	(32,436)	(27,690)	(53,198)	(55,986)	(47,430)	(37,951)	(39,689)

Net operating expenses	$89,205	$72,598	$152,927	$119,131	$119,052	$142,495	$178,218

Total originations	$3,156,897	$2,275,893	44,446,180	$3,242,509	$2,371,630	$2,079,300	$2,193,600

(3)	Computed on loan production during the period presented.
(4)	The weighted average initial combined loan-to-value ratio is determined by dividing the sum of all loans secured by the junior and/or senior mortgages on the property by the appraised value at origination.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion in conjunction with the information included under the caption “Selected Financial and Other Data” and our financial statements and related notes appearing elsewhere in this prospectus. The following discussion will not necessarily be indicative of our financial condition and results of operations in the future because of the changes in our business strategy described below. See also “Business.”

Overview

Aames Investment Corporation was formed in February 2004 for the purpose of building and managing a portfolio of high yielding subprime mortgage loans in order to offer its stockholders the opportunity for attractive dividend yields and earnings growth. Concurrently with the merger and initial public offering, Aames Investment will acquire Aames Financial Corporation, a fifty year old national mortgage-banking company focused primarily on originating subprime residential mortgage loans through both wholesale and retail channels under the name “Aames Home Loan.” Aames Financial originated over $5 billion of subprime residential mortgage loans in 2003 and $1.7 billion in the quarter ended December 31, 2003, making it the ninth largest retail subprime originator and the thirteenth largest wholesale subprime originator in the United States according to the Quarterly Data Report of The National Mortgage News for the fourth quarter of 2003. Aames Investment’s strategy is to use its equity capital, including a portion of the net proceeds from its initial public offering, and funds borrowed under revolving warehouse and repurchase facilities to finance its mortgage loan originations, and to use on-balance sheet securitizations to finance its REIT portfolio of mortgage loans. Aames Investment will retain in its REIT portfolio a portion of these loans, largely hybrid/adjustable rate mortgage loans, which accounted for 68.0% of its loan production for the six months ended December 31, 2003. Aames Investment expects to sell the remainder, including a majority of the fixed-rate mortgage loans that it originates, on a whole loan servicing-released basis to third parties.

Aames Investment expects to qualify as a real estate investment trust, or REIT, for federal income tax purposes, and Aames Financial will become Aames Investment’s taxable REIT subsidiary. As a REIT, Aames Investment generally will not be subject to federal income tax on the REIT income that it distributes to its stockholders. The taxable income generated by Aames Financial Corporation, Aames Investment’s taxable REIT subsidiary following the merger and public offering, will be subject to regular corporate income tax. This will include fee income on all loans it originates and gains and net interest income on all loans it sells. Aames Investment intends to distribute a substantial majority of the earnings from its REIT portfolio of mortgage loans to its stockholders, while growing its equity capital base by retaining a portion of Aames Financial’s earnings.

Forward Looking Financial Statement Effects

As a result of the proposed changes in the way Aames Investment will conduct its business after the merger and initial public offering, Aames Investment believes it is important to describe the differences that an investor would expect to see in its financial statements.

Aames Investment’s Critical Accounting Policies

Owning a Portfolio of Hybrid/Adjustable rate Loans

When Aames Investment has a portfolio of loans that it holds for investment, in addition to Aames Financial’s portfolio of loans held for sale, the presentation of interest income and interest expense on those two portfolios will be modified from what Aames Financial currently shows in its historical consolidated financial statements. When Aames Investment has a loan portfolio, it will separate its interest income and expense into two components. Interest income will be shown separately as “Interest income-loans held for sale” and “Interest income-loans held for investment.” Interest expense will be shown separately as “Interest expense-loans held for sale” and “Interest expense-loans held for investment.” Aames Investment will also record a provision for loan losses, which will increase its new allowance for loan losses, based on its estimate of probable losses inherent in its portfolio of adjustable rate mortgage loans held for investment.

When Aames Investment has an investment portfolio of loans, its balance sheet will show such loans as “Loans held for Investment.” Aames Financial currently shows all loans as “Loans held for sale, at lower of cost or market.” Since Aames Financial intends to continue to sell a portion all of its loans, it will show these loans as “Loans held for sale, at lower of cost or market.” Aames Financial currently shows borrowings used to support mortgage loans held for sale as “Revolving warehouse and repurchase facilities”; going forward Aames Investment will show such borrowings as “Revolving warehouse and repurchase facilities, loans held for sale.” Aames Investment will show the mortgage-backed securities it issues to finance its portfolio loans as “Mortgage securities and other borrowings, loans held for investment,” and the warehouse financing of portfolio loans prior to securitization as “Revolving warehouse and repurchase facilities, loans held for investment.”

Upon implementing its new business plan, Aames Investment will employ three new critical accounting policies: two related to its proposed financing strategy utilizing on-balance sheet securitizations:

•	allowance for loan losses; and

•	accounting for transfers and servicing of financial assets;

and one related to its new corporate structure:

•	REIT compliance

Allowance for Loan Losses

Once Aames Investment begins to accumulate a loan portfolio, because it intends to maintain the loans on its balance sheet, it also will need to maintain an allowance for loan losses, which will be based on its estimates of the losses inherent to the loan portfolio. This will be a critical accounting policy because of the subjective nature of the estimation required and potential for imprecision. Aames Investment expects to maintain the allowance for loan losses at a level deemed appropriate by management to provide for known and inherent risks in the loan portfolio. The allowance will be based upon a continuing review of past loan loss experience, loan portfolio composition and risk, current economic conditions that may affect the borrower’s ability to pay and the underlying collateral value. While Aames Investment will use available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic and other conditions.

Loans that are deemed to be uncollectible will be charged off and deducted from the allowance. Recoveries on loans previously charged off will be added to the allowance.

Accounting for Transfers and Servicing of Financial Assets

Once Aames Investment begins to generate a portfolio of loans for securitization, it will need to comply with the provisions of FASB Statement No. 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” or FAS 140, related to each securitization. FAS 140 is an accounting pronouncement that sets forth the criteria applicable to determining whether a transfer of financial assets is to be treated as a sale or a secured financing under generally accepted accounting principles, or GAAP. It is Aames Investment’s intent that its securitizations be treated as secured financings and accordingly, one of its critical accounting policies will be compliance with the requirements of FAS 140 necessary to obtain secured financing treatment for Aames Investment’s securitizations. In addition, Aames Investment’s strategy of retaining on the balance sheet the mortgage loans in its securitization pools will reduce the number of loans it sells during the period in which it is building its retained portfolio and, therefore, will reduce the total gains on sale under GAAP below current levels for that period.

REIT Compliance

Aames Investment intends to qualify, and will elect to be taxed as a real estate investment trust, or REIT, for federal income tax purposes. Aames Financial will continue its current operation as Aames Investment’s primary mortgage origination and servicing subsidiary. In order to meet some of the requirements to qualify as a REIT, Aames Investment intends to continue to conduct all of its loan sales, as well as other servicing and origination functions, through Aames Financial, which Aames Investment will elect to treat as a taxable REIT subsidiary. We expect that all loans will be sourced, underwritten and processed by Aames Financial. Aames Investment will purchase the loans Aames Investment anticipates holding on its balance sheet, largely hybrid/adjustable rate loans, from Aames Financial. Aames Financial will sell the remainder of the loans it originates, including a majority of its fixed-rate mortgage loans, through whole loan sales to third parties. Aames Investment will be required to purchase mortgage loans from Aames Financial at fair market value and Aames Financial will be subject to corporate income tax on any taxable gain recognized by it on the sale. Aames Investment will recognize any net interest income generated from its retained portfolio.

Federal income tax law requires that a REIT distribute annually to its stockholders at least 90% of its taxable income, excluding the retained earnings of any taxable REIT subsidiary it owns. If Aames Investment distributes all of its taxable income to its stockholders, it will not be subject to federal income tax and will not record income tax (benefit) expense. Aames Investment expects to make regular quarterly distributions of all or substantially all of its REIT taxable income to holders of its common stock. Any taxable income generated by Aames Financial will be subject to regular corporate income tax and therefore, Aames Financial will continue to record income tax (benefit) expense. However, we anticipate that Aames Financial, our taxable REIT subsidiary, will have substantially lower effective tax rates due to historical net operating loss carryforwards for U.S. federal income tax purposes. As of June 30, 2003, Aames Financial had approximately $194.4 million of historical federal net operating loss carryforwards that expire from 2019 through 2023. Subject to annual limitations, these losses are available to offset future income. See “Our Structure and Formation Transactions.” Aames Financial may retain any income it generates net of any tax liability it incurs on that income without affecting the REIT distribution requirements. If Aames Financial chooses to pay a dividend to Aames Investment, the dividend will be included in the REIT distribution. Any distributions Aames Investment makes in the future will be at the discretion of its board of directors and will depend upon, among other things, its actual results of operations and liquidity levels.

As described in more detail under “Material Federal Income Tax Considerations—Asset Tests,” in order to qualify as a REIT, at least 75% of Aames Investment’s assets must be qualified real estate assets, government securities and cash and cash items. The need to comply with these asset ownership requirements may cause Aames Investment to acquire other assets that are qualified real estate assets for purposes of these requirements (for example, mortgage backed securities on a leveraged basis) but are not part of Aames Investment’s overall business strategy.

The Internal Revenue Code provisions applicable to REITs provide that the income from specified hedging transactions qualifies for purposes of the 95% gross income test, but not the 75% gross income test, which a REIT must satisfy on an annual basis. Income derived from hedging transactions not specified in these provisions is not treated as qualifying income for purposes of the gross income tests applicable to REITs. Because Aames Investment intends to structure its hedging transactions in a manner that does not jeopardize its status as a REIT, Aames Investment will be limited in the type of hedging transactions into which Aames Investment may enter directly (although these limitations would not apply to hedging transactions undertaken by Aames Financial).

Managing Interest Rate Risk.

Aames Investment’s hybrid/adjustable rate loans may have a fixed rate for two or three years prior to their first adjustment and may be financed with on-balance sheet securitization debt with rates that adjust monthly. As a result, Aames Investment’s net interest income and cash flow could be negatively impacted. In order to counteract this mismatch, Aames Investment may hedge the aggregate risk of interest rate fluctuations with respect to its borrowing index. Aames Investment generally intends to hedge only the risk related to changes in the benchmark interest rate used in the variable rate index, usually a London Interbank Offered Rate, known as LIBOR, or a U.S. Treasury rate.

In order to reduce these risks, Aames Investment may enter into interest rate swap agreements whereby it would receive floating rate payments in exchange for fixed rate payments, effectively converting the borrowing to a fixed rate. Aames Investment may also enter into interest rate cap agreements whereby, in exchange for a fee, it would be reimbursed for interest paid in excess of a certain capped rate.

To qualify for cash flow hedge accounting, interest rate swaps and caps must meet certain criteria, including:

(1)	that the items to be hedged expose Aames Investment to interest rate risk, and

(2)	that the interest rate swaps or caps are highly effective in reducing its exposure to interest rate risk.

Correlation and effectiveness of the interest rate swaps and caps are periodically assessed based upon a comparison of the relative changes in the fair values or cash flows of the interest rate swaps and caps and the items being hedged.

For derivative instruments that are designated and qualify as a cash flow hedge (meaning hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss, and net payments received or made, on the derivative instrument will be reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item, if any, will be recognized in current earnings during the period of change.

With respect to interest rate swaps and caps that have not been designated as hedges, any net payments under, or fluctuations in the fair value of, these swaps and caps will be recorded to current income.

Derivative financial instruments contain credit risk to the extent that the institutional counterparties may be unable to meet the terms of the agreements. Aames Investment expects to minimize this risk by using multiple counterparties and limiting its counterparties to major financial institutions with good credit ratings. In addition, Aames Investment plans to regularly monitor the potential risk of loss with any one party resulting from this type of credit risk. Accordingly, Aames Investment do not expect any material losses as a result of default by other parties.

Aames Financial’s Critical Accounting Policies

Aames Financial considers the policies discussed below to be critical to an understanding of its financial statements because their application places the most significant demands on the judgment of its management, with financial reporting results relying on estimation about the effects of matters that are inherently uncertain. Specific risks for these critical accounting policies are described in the following paragraphs. In regards to these policies, future events rarely develop exactly as forecasted, and the best estimates routinely require adjustment.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires a company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. Aames Financial believes that the estimates and assumptions utilized in preparing Aames Financial’s financial statements are reasonable. Actual results could differ from those estimates, and these differences could be significant.

Allowance for Loan Losses

Aames Financial maintains an allowance primarily for its representation and warranty liabilities related to the sale of loans and for its contractual obligations to rebate a portion of any premium paid by a purchaser when a borrower prepays a sold loan within an agreed period. The representations and warranties generally relate to the accuracy and completeness of information related to the sold loans and to the collectability of the first one to four payments following the sale of the loan. The allowance, which is recorded as a contra account to loans held for sale on the balance sheet, is established when loans are sold and is calculated to cover liabilities reasonably estimated to occur for a contractual period of time. To a lesser extent, the allowance account relates to loans that are severely delinquent, have collateral deficiencies or have other attributes that reduce their sale potential. The allowance for losses is established through a provision, which is reflected as a reduction of the gain on sold loans at the time of sale. Aames Financial uses an internally developed analysis of incurred historical losses, stratified by type of loss, by type of loan, by year of sale to forecast future losses on current sales. This analysis takes into consideration historical information regarding frequency and severity of losses, organized by loan product and year of sale. Aames Financial estimates losses due to premium recaptures on early loan prepayments by reviewing loan product and rate, borrower prepayment fee, if any, and estimate of future interest rate declines.

Hedging

Hedging is a critical aspect of Aames Financial’s business because of the value of its loans is sensitive to the fluctuation of interest rates between the time loans are funded and the time they are securitized or sold. From time to time, Aames Financial uses various financial instruments to hedge its exposure to changes in interest rates. The financial instruments typically include mandatory delivery forward sale contracts of mortgage-backed securities (MBS), mandatory and best efforts whole loan sales agreements, and treasury note forward sales contracts. These financial instruments are intended to mitigate the interest rate risk inherent in funding mortgage loans and holding those loans until securitization or sale. Aames Financial does not engage in speculative or other derivative trading activities.

Accounting for Securitizations

During the six months ended December 31, 2003, Aames Financial did not dispose of any of its loans through a securitization. Moreover, Aames Financial has not retained residual interests created in any of its securitizations since January 1, 2000. Aames Financial currently holds residual interests created in seven securitization trusts, which at December 31, 2003 were recorded on its balance sheet at estimated fair value of $52.0 million. After the offering, these residual interests will be retained by Aames Financial. As master servicer of the mortgage loans sold in the securitization trusts, Aames Financial has the right to call the securitization trusts when the remaining balance of the mortgage loans sold in the securitization trusts is less than or equal to 10.0% of the original mortgage loan balance. We expect that the remaining balance of the mortgage loans in the remaining securitization trusts will fall below 10.0% of the original mortgage loan balance before the end of calendar year 2004. We expect to call these securitization trusts before the end of calendar year 2004.

In Aames Financial’s historical securitizations, Aames Financial conveyed loans that it originated to a special purpose entity (such as a trust) in exchange for cash proceeds and a residual interest in the trust. The cash proceeds were raised through an offering of the pass-through certificates or bonds evidencing the right to receive principal payments and interest on the certificate balance or on the bonds. Pursuant to FAS 140 and its predecessor accounting pronouncements, Aames Financial recorded non-cash gain on sale of loans, equal to the difference between the portion sold and any retained interests (residual interests) based on their relative fair values at the date of transfer. The residual interests represent, over the estimated life of the loans, the present value of the estimated cash flows. These cash flows are determined by the excess of the weighted average coupon on each pool of loans sold over the sum of the interest rate paid to investors, the contractual servicing fee, a monoline insurance fee, if any, and an estimate for credit losses. Each agreement that Aames Financial has entered into in connection with its securitizations requires the overcollateralization of the trust that may initially be funded by cash deposited by it. The amount and timing of the cash flows expected to be released from the securitization trusts considers the impact of the applicable delinquency and credit loss limits specified in the securitization agreements.

Aames Financial determined the present value of the cash flows at the time each securitization transaction closed using certain estimates made by management at the time the loans were sold. These estimates included:

•	future rate of prepayment;

•	credit losses; and

•	discount rate used to calculate present value.

The future cash flows represent management’s best estimate. Management monitors the performance of the loans, and any changes in the estimates are reflected in earnings. There can be no assurance of the accuracy of management’s estimates.

Aames Financial’s retained residual interests are recorded at estimated fair value and are marked to market through a charge (or credit) to earnings. On a quarterly basis, Aames Financial reviews the fair value of its retained residual interests by analyzing its prepayment, credit loss and discount rate assumptions in relation to its actual experience and current rates of prepayment and credit loss prevalent in the industry. Additionally, on a quarterly basis, Aames Financial evaluates the effects, if any, that increasing or decreasing interest rates might have on its retained residual interests. Aames Financial may adjust the value of its retained residual interests or take a charge to earnings related to its retained residual interests, as appropriate, to reflect a valuation or write-down of its residual interests based upon the actual performance of its retained residual interests as compared to its key assumptions and estimates used to determine fair value. Although management believes that the assumptions used to estimate the fair values of its retained residual interests are reasonable, there can be no assurance as to the accuracy of the assumptions or estimates.

Rate of Prepayment.    The estimated life of the securitized loans depends on the assumed annual prepayment rate which is a function of estimated voluntary (full and partial) and involuntary (liquidations) prepayments. The prepayment rate represents management’s expectations of future prepayment rates based on prior and expected loan performance, the type of loans in the relevant pool (fixed or adjustable rate), the production channel which produced the loan, prevailing interest rates, the presence of prepayment penalties, the loan-to-value ratios, the credit grades of the loans included in the securitization and other industry data. The rate of prepayment may be affected by a variety of economic and other factors including, but not limited to, a declining mortgage interest rate environment.

Credit Losses.    In determining the estimate for credit losses on loans securitized, Aames Financial uses assumptions that it believes are reasonable based on information from its prior securitizations, the loan-to-value ratios and credit grades of the loans included in the securitizations, loss and delinquency information by origination channel, and information available from other market participants such as investment bankers, credit providers and credit rating agencies. On a quarterly basis, Aames Financial re-evaluates its credit loss estimates.

Discount Rate.    In order to determine the fair value of the cash flow from the residual interests, Aames Financial discounts the cash flows based upon rates prevalent in the market.

Aames Financial’s evaluation during the six months ended December 31, 2003 of the actual performance of retained residual interests as compared to the key assumptions and estimates used to evaluate their carrying value did not result in a write-down.

As previously reported, during the December 2002 quarter and despite lower net credit losses on liquidations of mortgage loans in the securitization trusts, Aames Financial experienced higher than expected loss severity on such liquidations. During the same time, Aames Financial also experienced higher than estimated prepayment speed activity for mortgage loans in the securitization trusts due to the low mortgage interest rate environment prevailing in the United States. Therefore, Aames Financial increased its credit loss assumptions and changed its annual prepayment rate assumptions used to estimate the fair value of its retained residual interests. In addition, Aames Financial also adjusted the underlying forward interest rate curve assumptions used to estimate the fair value of the retained residual interests. The effect of these changes in estimates resulted in a $31.9 million write-down during the six months ended December 31, 2002 to the carrying value of its retained residual interests on 18 securitization trusts held at that date.

The actual performance of Aames Financial’s retained residual interests as compared to the key assumptions and estimates used to evaluate their carrying value resulted in write downs to the residual interests of $34.9 million, $27.0 million and $33.6 million during the years ended June 30, 2003, 2002 and 2001, respectively.

The $34.9 million write-down to Aames Financial’s retained residual interests during the year ended June 30, 2003 consisted of the $31.9 million write-down during the six months ended December 31, 2002, plus a $3.0 million write-down recorded at June 30, 2003 due to calling four securitization trusts on August 15, 2003. The $27.0 million write-down to Aames Financial’s retained residual interests during the year ended June 30, 2002 was due primarily to the change in the cumulative loss estimate assumption and Aames Financial’s evaluation of higher than anticipated delinquency trends. The $33.6 million write-down during the year ended June 30, 2001 was recorded in light of higher than expected actual credit loss expenses compared to credit loss assumptions. Aames Financial closely monitors its residual interests and, should higher than expected actual credit losses or prepayments occur, it will incorporate these factor into its normal quarterly evaluation of the estimated fair value of its residual interests.

The following table summarizes certain information about the securitization trusts in which Aames Financial had retained a residual interest at December 31, 2003, December 31, 2002, June 30, 2003, June 30, 2002 and June 30, 2001 (dollars in thousands):

	December 31, 2003	December 31, 2002	June 30, 2003	June 30, 2002	June 30, 2001
	(unaudited)
Number of securitization trusts	7	24	17	24	27
Aggregate principal balances of securitized loans at the time of the securitizations	$3,304,181	$6,963,968	$6,642,357	$6,963,968	$7,003,398
Outstanding principal balances of securitized loans	$358,691	$1,057,058	$828,939	$1,316,956	$1,998,650
Outstanding principal balances of pass-through certificates or bonds of the securitization trusts	$294,984	$896,759	$683,277	$1,141,805	$1,795,278
Weighted average coupon rates of:
Securitized loans	10.10%	10.21%	10.23%	10.26%	11.28%
Pass-through certificates or bonds	5.64%	5.49%	5.51%	5.53%	6.14%

Certain historical data and key assumptions and estimates used by Aames Financial in its review of the residual interests retained by Aames Financial at December 31, 2003, December 31, 2002, June 30, 2003, June 30, 2002 and June 30, 2001 were as follows:

	December 31, 2003	December 31, 2002	June 30, 2003	June 30, 2002	June 30, 2001
	(unaudited)	(unaudited)
Prepayments:
Actual weighted average annual prepayment rate, as a percentage of outstanding principal balances of securitized loans:
Fixed rate loans	36.6%	29.9%	32.5%	29.4%	20.5%
Adjustable rate loans	35.2%	33.1%	34.4%	37.6%	39.2%
Estimated annual prepayment rates, as a percentage of outstanding principal balances of securitized loans:
Fixed rate loans	24.3% to 57.1%	23.7% to 41.7%	30.9% to 48.8%	22.3% to 34.4%	22.3% to 29.5%
Adjustable rate loans	18.8% to 46.8%	25.0% to 52.0%	18.4% to 52.9%	13.8% to 41.0%	37.2% to 46.9%
Estimated weighted average life of securitized loans	1.8 years	2.2 years	1.9 years	3.7 years	3.1 years
Credit losses:
Actual credit losses to date, as a percentage of original principal balances of securitized loans	5.2%	5.0%	5.4%	4.7%	3.9%
Future estimated credit losses, as a percentage of original principal balances of securitized loans	0.6%	0.8%	0.5%	0.8%	1.4%
Total actual and estimated prospective credit losses, as a percentage of original principal balance of securitized loans	5.8%	5.8%	5.9%	5.5%	5.3%
Total actual credit losses to date and estimated prospective credit losses (dollars in thousands)	$188,629	$403,833	$392,592	$385,372	$368,479
Weighted average discount rate	13.7%	13.4%	13.5%	13.4%	15.0%

To estimate the effects of changes in interest rates on the coupon rates of the adjustable rate mortgage loans, Aames Financial considers current underlying indices, periodic interest rate caps, lifetime interest rate caps and contractual interest rate floors. In determining the interest rates for the floating rate pass through certificates in the securitization trusts, Aames Financial uses each certificate’s specific spread over the one month LIBOR.

The total actual and estimated credit losses, as a percentage of original principal balance of securitized loans in each securitization trust, ranged from 4.5% to 6.8% at December 31, 2003, from 3.9% and 9.3% at June 30, 2003 and from 2.0% and 9.3% at June 30, 2002. Actual and estimated credit losses vary between securitization trusts due to differing credit quality, i.e., credit grade, production channel and other factors considered by Aames Financial when evaluating credit loss estimates.

Additionally, as master servicer of the mortgage loans in the securitization trusts, Aames Financial has the right to call the securitization trusts when the remaining balance of the mortgage loans sold in the securitization trusts equals or is less than 10.0% of the original mortgage loan balance. During the six months ended December 31, 2003, Aames Financial called ten of the securitization trusts. In estimating the effects on the carrying value of the residual interests of calling four of those securitization trusts, Aames Financial wrote down by $3.0 million the retained residual interests related to those securitization trusts at June 30, 2003, and therefore calling those trusts did not materially affect the carrying value of Aames Financial’s retained residual interests at December 31, 2003.

Aames Financial closely monitors its residual interests. Should the actual rate of prepayment and credit loss performance of loans in its securitized pools vary adversely in relation to the estimates and assumptions used by Aames Financial to estimate the fair value, Aames Financial will adjust the fair value of the retained residual interests through a charge to earnings.

If Aames Financial calls any of the seven remaining securitization trusts, it might be required to write down the value of the residual interests relating to the called securitization trusts. We expect Aames Financial to call these securitization trusts before the end of calendar year 2004.

During the years ended June 30, 2003, 2002 and 2001, Aames Financial sold $315.0 million, $585.0 million and $1.2 billion, respectively, of mortgage loans in securitization transactions. During the years ended June 30, 2003, 2002 and 2001, all of the residual interests created in the securitization transactions which closed during those years were sold to Capital Z Investments, L.P., a Bermuda partnership, or CZI, and an affiliate of Specialty Finance Partners, for $8.7 million, $16.4 million and $45.1 million of cash, respectively, under the Forward Residual Sale Facility, or Residual Facility, with CZI. Aames Financial retained the residual interests created in the securitizations which closed during the year ended June 30, 2000 and prior thereto.

Key assumptions and estimates used by Aames Financial in measuring the residual interests at the date of securitization resulting from securitizations completed during the years ended June 30, 2003, 2002 and 2001 were as follows:

	June 30,
	2003	2002	2001
Prepayments:
Estimated annual prepayment rates, as a percentage of outstanding principal balance of securitized loans:
Fixed rate loans	24.3%	25.2% to 31.5%	27.1% to 30.0%
Adjustable rate loans	45.4%	40.1% to 55.5%	39.9% to 42.6%
Estimated weighted average life of securitized loans	4.0 years	3.4 years	2.6 years
Credit losses:
Future estimated prospective credit losses, as a percentage of original principal balances of Securitized loans	3.6%	3.7%	3.0%
Total estimated prospective credit losses (dollars in thousands)	$11,370	$21,736	$36,978
Weighted average discount rate	15.0%	15.0%	15.0%

During the year ended June 30, 2003, Aames Financial used a prospective credit loss factor of 3.6% of the original principal balance of mortgage loans securitized. This estimate varies from prior years’ credit loss factors and was based primarily upon the expected positive effects of credit and underwriting changes made by Aames Financial in the loan origination process, the use of private mortgage insurance on certain loans to mitigate credit loss, Aames Financial’s decreased reliance on purchasing loans from correspondents and Aames Financial’s abandonment of certain lower credit grade loan programs.

Mortgage Servicing Rights.    During the six months ended December 30, 2003 and 2002, all of Aames Financial’s loan dispositions were on a servicing released basis; therefore, Aames Financial did not capitalize mortgage servicing rights, or MSRs. Prior to June 30, 2000, Aames Financial capitalized MSRs based on an allocation of the carrying amount of the loans securitized on a servicing retained basis. Aames Financial’s MSRs were fully amortized at December 30, 2003.

Accounting for Income Taxes.    Taxes are provided on substantially all income and expense items included in earnings, regardless of the period in which such items are recognized for tax purposes. Aames Financial uses an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in Aames Financial’s financing statements or tax returns. In estimating future tax consequences, Aames Financial generally considers all expected future events other than the enactment of changes in the tax law or rates.

Deferred income tax assets and liabilities are recognized to reflect the future tax consequences of net operating loss carry forwards and differences between the tax basis and financial reporting basis of assets and liabilities. Aames Financial has recognized that it is more likely than not that certain future tax benefits, primarily federal net operating loss carry forwards, will be realized as a result of current and future income. Accordingly, during the six months ended December 31, 2003, Aames Financial decreased the deferred tax valuation allowance to recognize higher than previously anticipated net deferred tax assets.

Components of Historical Financial Results of Operations

Gain on sale of loans

Gain on sale of loans includes gross gain on sale of mortgage loans, reduced by losses on sale of loans, hedge costs, if any, miscellaneous transactional costs and the provision for losses. Gain on sale is generated by selling the loans Aames Financial originates for a premium. Gain on sales of loan accounts for a substantial percentage of Aames Financial’s revenue. Provision for losses is the charge, reflected as a reduction of the gross gain on sale of loans, that establishes a reserve for Aames Financial’s representation and warranty liabilities related to the sale of loans, and for its obligation to rebate a portion of any premium paid by a purchaser when a borrower prepays a sold loan within an agreed period. The provision is recorded when loans are sold and is calculated to cover liabilities reasonably estimated to occur.

Origination fee income

Origination fee income primarily represents points and fees on mortgage loans originated by Aames Financial’s retail channel, net of yield spread premium paid on mortgage loans originated by Aames Financial’s wholesale channel offset by points and fees received on mortgage loans originated on that channel.

Interest income

Interest income represents the interest earned on Aames Financial’s mortgage loans during the period from the date of funding to the date of sale, discount accretion income related to Aames Financial’s residual interests and interest on short-term overnight investments.

Personnel expenses

Personnel expenses include salaries, commissions, benefits, and payroll taxes for all employees. Commissions paid to loan originators and managers’ incentive compensation are variable, while other salaries and benefits are relatively fixed based on our staffing levels, which correlate to the current level of loan origination volume and Aames Financial’s estimate of future loan origination volume.

Production expenses

Production expenses consist primarily of advertising, appraisal, travel and entertainment and credit reporting costs. Production expenses relate to Aames Financial’s loan originations and fluctuate based upon the level of Aames Financial’s new loan originations.

General and administrative expenses

General and administrative expenses consist primarily of occupancy, communication, corporate insurance, legal and professional expenses and other miscellaneous expenses.

Interest expense

Interest expense consists of the interest costs on borrowings and on revolving warehouse and repurchase facilities used to finance Aames Financial’s mortgage loans during the period from the date of funding to the date of sale.

Provision (benefit) for income taxes

Taxes are provided on substantially all income and expense items included in earnings, regardless of the period in which such items are recognized for tax purposes. We use an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in our financial statements or tax returns. In estimating future tax consequences, we generally consider all expected future events other than the enactment of changes in tax law or rates.

Results of Operations—Six Months Ended December 31, 2003 and 2002

The following table sets forth information regarding the components of Aames Financial’s revenue and expenses for the six months ended December 2003 and 2002 (dollars in thousands):

	Six Months Ended December 31,
	2003		2002
	$	%	$	%
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenue:
Gain on sale of loans	$90,145	56.6%	$64,059	48.8%
Write-down of residual interests	—	—	(31,923)	(24.3)
Origination fees	32,436	20.4	27,690	21.1
Loan servicing	4,177	2.6	5,084	3.9
Debt extinguishment income	—	—	27,092	20.6
Interest	32,596	20.4	39,357	29.9

Total revenue, including write-down of residual interests	159,354	100.0	131,359	100.0

Expenses:
Personnel	80,893	50.8	66,877	50.9
Production	15,774	9.9	11,815	9.0
General and administrative	24,974	15.7	21,596	16.4
Interest	9,846	6.1	16,891	12.9

Total expenses	131,487	82.5	117,179	89.2

Income before provision for income taxes	27,867	17.5	14,180	10.8
Provision (benefit) for income taxes	(17,976)	(11.3)	2,186	1.7

Net income	$45,843	28.8%	$11,994	9.1%

The following table reconciles total revenue in conformity with GAAP to operating revenue as discussed herein (dollars in thousands):

	Six Months Ended December 31,
	2003	2002
	(unaudited)
GAAP revenue	$159,354	$131,359
Add: Write-down of residual interests	—	31,923
Less: Debt extinguishment income	—	(27,092)

Operating revenue	$159,354	$136,190

Revenue

General.    Total revenue during the six months ended December 31, 2003 was $159.4 million, an increase of $28.0 million, or 21.3%, over total revenue of $131.4 million during the six months ended December 31, 2002. During the six months ended December 31, 2003, Aames Financial did not record debt extinguishment income and did not write down its residual interests. However, total revenue during the six months ended December 31, 2002 includes $27.1 million of debt extinguishment income and a $31.9 million write down of residual interests. Excluding debt extinguishment income and the residual interest write-down during the six months ended December 31, 2002, operating revenue during the six months ended December 31, 2003 increased $23.2 million, or 17.0%, to $159.4 million over $136.2 million during the same six month period during 2002. This increase was primarily attributable to increases of $26.0 million and $4.7 million in gain on sale of loans and origination fees, respectively, partially offset by declines of $6.8 million and $0.9 million in interest income and loan servicing income, respectively, during the six months ended December 31, 2003 from amounts reported during the comparable six month period during 2002.

Gain on Sale of Loans.    Gain on sale of loans increased $26.1 million, or 40.7%, to $90.1 million during the six months ended December 31, 2003 over $64.1 million of gain on sale of loans during the six months ended December 31, 2002. The increase in gain on sale of loans during the six months ended December 31, 2003 over gain on sale of loans during the comparable six month period during 2002 resulted from the $804.2 million increase in total mortgage loan dispositions during the six months ended December 31, 2003 over mortgage loan dispositions levels reported during the six months ended December 31, 2002, partially offset by the lower gain on sale rates realized by Aames Financial on whole loan sales during the six months ended December 31, 2003, compared to the gain on sale rates realized on its mix of whole loan and securitization dispositions during the six months ended December 31, 2002. During the six months ended December 31, 2003, Aames Financial relied solely on whole loan sales for cash as its loan disposition strategy. In comparison, during the six months ended December 2002, Aames Financial relied on a combination of securitizations and whole loan sales for cash as its loan disposition strategy based on Aames Financial’s review of market conditions, profitability and cash flow needs.

Gain on sale of loans during the six months ended December 31, 2002 includes $8.6 million of cash proceeds from the sale of residual interests to CZI under the Residual Facility. In addition, gain on sale of loans during the six months ended December 31, 2002 includes $4.1 million of cash proceeds from the sale of mortgage servicing rights and the rights to prepayment fee income that were sold to an unaffiliated independent mortgage servicing company related to the securitization which closed during the period. At and during the six months ended December 31, 2003, Aames Financial had no hedge instruments in place. Gain on sale of loans during the six months ended December 31, 2002 was reduced by $10.7 million of hedge losses on closed hedge positions. Finally, gain on sale of loans during the six months ended December 31, 2002 was reduced by the amortization of $0.6 million of capitalized costs related to obtaining the Residual Facility, substantially all of which related to amortization of the remaining capitalized facility fee paid to CZI.

Origination Fees.    Origination fees are primarily comprised of points and other fees, which include appraisal and credit investigation fees, charged by Aames Financial on mortgage loans originated by Aames Financial’s retail channel, partially offset by broker compensation, generally referred to as yield spread premium, paid by Aames Financial to mortgage loan brokers in connection with wholesale loan production offset by points and fees received at the time of origination. Retail points and fees are primarily a function of the volume of mortgage loans originated by Aames Financial through its retail channel and the points charged on such loans. Yield spread premiums are generally a function of the volume of mortgage loans originated by Aames Financial through its wholesale channel and fees paid on such loans by Aames Financial to referring brokers net of points and fees received at origination.

Origination fees during the six months ended December 31, 2003 were $32.4 million, an increase of $4.7 million, or 17.1%, over the $27.7 million reported during the six months ended December 31, 2002. The increase in origination fee revenue during the six months ended December 31, 2003 over origination fee revenue during the six months ended December 31, 2002 is primarily attributable to an increase in points and fees charged at the time of origination in the retail channel, partially offset by an increase in yield spread premium, net of points and fees paid on loans originated by the wholesale channel. The increase in retail points and fees was attributable to the $200.2 million, or 20.7%, increase in retail production during the six months ended December 31, 2003 over total retail production during the six months ended December 31, 2002. Retail points and fees, expressed as a percentage of retail volume increased to 3.52% during the six months ended December 31, 2003 from 3.45% during the six months ended December 31, 2002. The increase in points and fees charged by the retail channel was partially offset by an increase in the yield spread premium paid on loans originated by the wholesale channel.

Yield spread premium, net of points and fees, paid by Aames Financial in connection with the loans originated by the wholesale channel increased $2.4 million to $9.0 million during the six months ended December 31, 2003 over $6.5 million of yield spread premium paid during the six months ended December 31, 2002. The increase in the yield spread premium is primarily due to the $680.8 million, or 52.1%, increase in wholesale production during the 2003 period over wholesale production during the comparable six month period in 2002, partially offset by a decrease in average yield spread premium during the six months ended December 31, 2003 from the average yield spread premium during the six months ended December 31, 2002. Average yield spread premium, net of points and fees, expressed as a percentage of wholesale production declined to 0.45% during the six months ended December 31, 2003 from 0.50% during the six months ended December 31, 2002.

Loan Servicing.    Loan servicing revenue consists of prepayment fees, late charges and other fees retained by Aames Financial and servicing fees earned on securitized pools, reduced by subservicing costs related to servicing advance arrangements and amortization of Aames Financial’s MSRs. See “Critical Accounting Policies.” Loan servicing revenue during the six months ended December 31, 2003 decreased $0.9 million to $4.2 million from $5.1 million during the six months ended December 31, 2002 due primarily to declines in servicing, late and prepayment fees aggregating $2.3 million, partially offset by declines in subservicing related expenses and amortization of MSRs of $0.2 million and $1.2 million, respectively. The declines in servicing, late and prepayment fees during the six months ended December 31, 2003 from the levels reported during the six months ended December 31, 2002 are due to the $1.1 billion decrease in the size of Aames Financial’s portfolio of mortgage loans in securitization trusts serviced in-house at December 31, 2003 compared to December 31, 2002, together with a decrease in prepayment fees due to the aging of mortgage loans in securitization trusts serviced in-house beyond the term of their prepayment fee. Subservicing related expenses are declining due to the decrease in the number of loans being subserviced. Aames Financial expects subservicing expense to trend downward in future periods as the balance of loans subserviced declines. Aames Financial’s MSRs were fully amortized at December 31, 2003.

During the six months ended December 31, 2003 and 2002, Aames Financial had in place an arrangement, entered into during the year ended June 30, 1999, designed to reduce its servicing advance obligations pursuant to which a loan servicing company purchased certain advances and agreed to make future advances with respect to an aggregate $388.0 million ($68.0 million at December 31, 2003) in principal amount of loans.

Debt Extinguishment Income.    Aames Financial did not record any debt extinguishment income during the six months ended December 31, 2003. During the six months ended December 31, 2002, Aames Financial recorded $27.1 million of debt extinguishment income comprised of $25.0 million related to Specialty Finance Partners’ forgiveness of its holdings of Aames Financial’s 5.5% Convertible Subordinated Debentures due 2012, or 2012 Debentures, and $2.1 million of debt forgiveness income recognized in connection with Aames Financial’s extinguishment of $19.0 million face amount of its 9.125% Senior Notes due 2003, or Senior Notes, a discount from par for $16.9 million of cash during the 2002 period.

Interest Income.    Interest income includes interest on loans held for sale, discount accretion income associated with Aames Financial’s residual interests and interest on short-term overnight investments. Interest income decreased by $6.8 million to $32.6 million during the six months ended December 31, 2003 from $39.4 million during the six months ended December 31, 2002. The decrease in interest income during the six months ended December 31, 2003 from the amount reported during the six months ended December 31, 2002 was primarily due to a decline of $6.3 million in discount accretion income recognized on Aames Financial’s residual interests. Aames Financial’s residual interests were at lower balances during the six months ended December 31, 2003 when compared to residual interest levels during the six months ended December 31, 2002. Coupled with the decrease in discount accretion during the six months ended December 31, 2003 from the amount reported during the six month period ended December 31, 2002 was a decrease of $0.5 million in interest income on loans held for sale during the six months ended December 31, 2003 from the interest income level reported during the comparable six month period ended December 31, 2002. The decrease in interest income on loans held for sale during the six months ended December 31, 2003 from the amount reported during the six months ended December 31, 2002 is attributable to a lower weighted average rate on loans held for sale, despite a higher outstanding balance of loans during the six month period ended December 31, 2003 when compared to such coupon rates and balances during the six months ended December 31, 2002.

Expenses

General.    Total expenses during the six months ended December 31, 2003 were $131.5 million compared to $117.2 million during the six months ended December 31, 2002. The $14.3 million increase in total expenses during the six months ended December 31, 2003 over total expenses during the six month period ended December 31, 2002 was attributable to increases of $14.0 million, $4.0 million and $3.4 million in personnel, production and general and administrative expenses, respectively, partially offset by a decline of $7.1 million in interest expense.

Personnel.    Personnel expense includes salaries, payroll taxes and medical and other employee benefits. Personnel expense also includes commissions that are generally related to Aames Financial’s loan origination volume, as retail and broker account executives earn incentives on funded loans. Personnel expense during the six months ended December 31, 2003 was $80.9 million compared to $66.9 million during the six months ended December 31, 2002. Salaries, commissions, bonuses and incentives increased $12.3 million, or 21.1%, during the six months ended December 31, 2003 over the amounts reported during the six months ended December 31, 2002. The increase was comprised primarily of commission compensation earned by retail and broker account executives of $8.3 million during the six months ended December 31, 2003 over the comparable six month period in 2002 due to the $881.0 million, or 38.7%, increase in total production during the 2003 period over total production during the 2002 period. In addition, the increase was due to $3.3 million of increased salaries resulting from increased staffing levels, predominantly in loan production personnel, during the six months ended December 31, 2003 over the same period in 2002 due primarily to the impact on head count caused by growth in Aames Financial’s retail branch network and, to a lesser extent, to other employee head count growth. Incentive compensation related to senior and other management increased $0.6 million during the six months ended December 31, 2003 over the six months ended December 31, 2002. Finally, the increase in personnel expense during the six months ended December 31, 2003 over the amount reported during the comparable six month period a year ago is attributable to $1.8 million of increased health, medical, other benefit costs and incentive compensation awards to other employees.

Production.    Production expense, primarily advertising, outside appraisal costs, travel and entertainment, and credit reporting fees increased $4.0 million, or 33.9%, to $15.8 million during the six months ended December 31, 2003 over $11.8 million during the comparable six month period a year ago. The increase in production expense during the six months ended December 31, 2003 from the comparable six month period a year ago is due primarily to increased advertising, appraisal and credit reporting expenses relative to Aames Financial’s $881.0 million, or 38.7%, increase in loan origination volume over those during the comparable six month period a year ago. Production expense expressed as a percentage of total loan origination volume during the six months ended December 31, 2003 remained constant at 0.5% when compared to such percentage during the comparable six month period in 2002.

General and Administrative.    General and administrative expenses increased $3.4 million, or 15.7%, to $25.0 million during the six months ended December 31, 2003 from $21.6 million during the six months ended December 31, 2002. The increase during the six months ended December 31, 2003 from the comparable six month period a year ago was primarily attributable to increases in professional, occupancy and communication expenses, partially offset by a decline in legal expenses. General and administrative expenses also includes the amortization of capitalized financing costs for revolving committed warehouse facilities entered into by Aames Financial. Amortization expense related to such facilities was $2.0 million during the six months ended December 31, 2003 compared to $1.8 million during the six months ended December 31, 2002.

Interest Expense.    Interest expense decreased $7.1 million, or 42.0%, to $9.8 million during the six months ended December 31, 2003, from $16.9 million during the six months ended December 31, 2002. The decrease in interest expense during the six months ended December 31, 2003 from the level reported during the comparable six month period ended December 31, 2002 resulted primarily from lower interest rates associated with Aames Financial’s revolving warehouse and repurchase facilities used to fund the origination of mortgage loans prior to their disposition despite increased average borrowings during the 2003 period. To a lesser extent, the decrease in interest expense resulted from the full redemption of Aames Financial’s Senior Notes and a $49.6 million decrease in the 5.5% Convertible Subordinated Debentures due 2006, or 2006 Debentures, by Aames Financial during the year ended June 30, 2003. Aames Financial’s revolving warehouse and repurchase agreements bear interest rates that are indexed to the one-month LIBOR which, during the six months ended December 31, 2003, declined from levels during the six months ended December 31, 2002.

Income Taxes.    During the six months ended December 31, 2003, Aames Financial recorded an income tax benefit of $18.0 million. Aames Financial has determined it is more likely than not that certain future tax benefits, primarily net operating loss carryforwards, will be realized as a result of future income. Therefore, during the six months ended December 31, 2003, the deferred tax valuation allowance was decreased to recognize higher than previously anticipated deferred tax assets. During the six months ended December 31, 2003, Aames Financial’s effective tax rate (benefit) was (64.5%). The variance in the effective rate from the federal statutory rate is due the to the recognition of deferred tax assets resulting from net operating loss carryforwards. During the six months ended December 31, 2002, Aames Financial recorded an income tax provision of $2.2 million which related primarily to taxes on excess inclusion income on Aames Financial’s REMIC trusts and, to a lesser extent, miscellaneous state tax obligations. This tax provision reflected an effective tax rate of 15.4% for the six months ended December 31, 2002.

The investment in Aames Financial by Specialty Finance Partners during the year ended June 30, 1999 resulted in a change in control for income tax purposes thereby potentially limiting future net operating loss and certain other future deductions for losses prior to February 1999.

Results of Operations—Fiscal Years 2003, 2002 and 2001

The following table sets forth information regarding the components of Aames Financial’s revenue and expenses during the years ended June 30, 2003, 2002 and 2001 (dollars in thousands):

	2003		2002		2001
	$	%	$	%	$	%
Revenue:
Gain on sale of loans	$135,573	51.4%	$95,530	43.4%	$73,435	38.9%
Write-down of residual interests	(34,923)	(13.2)	(27,000)	(12.3)	(33,600)	(17.8)
Origination fees	53,198	20.2	55,986	25.4	47,430	25.1
Loan servicing	8,896	3.4	12,462	5.7	14,989	8.0
Debt extinguishment income	31,711	12.0	—	—	—	—
Interest	69,186	26.2	83,161	37.8	86,477	45.8

Total revenue, including write-down of residual interests	263,641	100.0	220,139	100.0	188,731	100.0

Expenses:
Personnel	131,608	49.9	114,800	52.1	98,404	52.1
Production	25,849	9.8	21,322	9.7	19,034	10.1
General and administrative	48,668	18.5	38,995	17.7	49,044	26.0
Interest	30,189	11.4	37,389	17.0	50,884	27.0

Total expenses	236,314	89.6	212,506	96.5	217,366	115.2

Income (loss) before income taxes	27,327	10.4	7,633	3.5	(28,635)	(15.2)
Provision (benefit) for income taxes	(1,839)	(0.7)	3,087	1.4	1,889	1.0

Net income (loss)	$29,166	11.1%	$4,546	2.1%	$(30,524)	(16.2)%

The following table reconciles total revenue in conformity with GAAP to operating revenue as discussed herein (dollars in thousands):

	Year ended June 30,
	2003	2002	2001
GAAP revenue	$263,641	$220,139	$188,731
Add: Write-down of residual interests	34,923	27,000	33,600
Less: Debt extinguishment income	(31,711)	—	—

Operating revenue	$266,853	$247,139	$222,331

Revenue

General.    Total revenue during the year ended June 30, 2003 was $263.6 million, an increase of $43.5 million over the $220.1 million during the year ended June 30, 2002 which, in turn, was a $31.4 million increase over the $188.7 million during the year ended June 30, 2001. Included in total revenue during the years ended June 30, 2003, 2002 and 2001 were write downs of $34.9 million, $27.0 million and $33.6 million, respectively, to Aames Financial’s residual interests. Included in total revenue during the year ended June 30, 2003 was debt extinguishment income of $31.7 million. Excluding the residual interests write downs and debt extinguishment income, operating revenue during the year ended June 30, 2003 increased $19.8 million to $266.9 million from $247.1 million during the year ended June 30, 2002. The $19.8 million increase in operating revenue was attributable primarily to a $40.1 million increase in gain on sale of loans, partially offset by declines of $14.0 million, $3.6 million and $2.8 million in interest income, loan servicing and origination fees, respectively. Excluding the $27.0 million and $33.6 million of write downs of residual interests during the years ended June 30, 2002 and 2001, respectively, operating revenue during the year ended June 30, 2002 increased $24.8 million to $247.1 million from $222.3 million during the year ended June 30, 2001. The $24.8 million increase in operating revenue is attributable primarily to increases in gain on sale of loans and origination fees of $22.1 million and $8.6 million, respectively, partially offset by declines in loan servicing and interest income of $2.5 million and $3.3 million, respectively.

Gain on Sale of Loans.    Gain on sale of loans during the year ended June 30, 2003 increased $40.1 million, or 42.0%, to $135.6 million from $95.5 million during the year ended June 30, 2002. The increase in gain on sale of loans resulted primarily from the $1.3 billion, or 40.6%, increase in Aames Financial’s volume of total loan dispositions to $4.5 billion during the year ended June 30, 2003 over the $3.2 billion of total loan dispositions during the year ended June 30, 2002 due primarily to increased loan production during the year ended June 30, 2003 and, to a lesser extent, quicker disposition by Aames Financial of its loan production. While Aames Financial’s gain on sale rates recognized on its whole loan sales were higher during the year ended June 30, 2003 than the gain on sale rates recognized on such sales during the year ended June 30, 2002 due primarily to improved market conditions in the whole loan markets during fiscal 2003 compared to fiscal 2002, Aames Financial’s overall gain on sale rates recognized during the year ended June 30, 2003 were down from the gain on sale rates recognized during the year ended June 30, 2002. The decline was due primarily to the lower dollar amount of its fiscal 2003 securitization coupled with less favorable market conditions at the time of its consummation during the quarter ended December 2002 when compared to the higher dollar amount of securitizations and improved market conditions prevailing in the secondary markets when the securitizations closed during the year ended June 30, 2002. The mix in the composition of securitizations and whole loan sales for cash differed during the years ended June 30, 2003 and 2002 based upon Aames Financial’s review of market conditions, profitability and cash flow needs. When expressed as a percentage of the $4.5 billion of total loan dispositions during the year ended June 30, 2003, whole loan sales for cash and loans sold in securitizations comprised 93.0% and 7.0%, respectively. In comparison, of the $3.2 billion of total loan dispositions for the year ended June 30, 2002, whole loan sales for cash and loans sold in securitizations comprised 81.7% and 18.3%, respectively. Whole loan sales were $4.2 billion during the year ended June 30, 2003, an increase of $1.6 billion over the $2.6 billion of whole loan sales during the year ended June 30, 2002. During the year ended June 30, 2003, loans sold in securitizations declined by $270.0 million to $315.0 million from $585.0 million of securitizations during the year ended June 30, 2002. Aames Financial’s higher reliance on whole loan sales for cash as a mortgage loan disposition strategy during the year ended June 30, 2003 was primarily due to the generally more favorable conditions in the whole loan sale markets and, to a lesser extent, due to the limited capacity in and the expiration of the Residual Facility on March 31, 2003. During the year ended June 30, 2003, Aames Financial, as it has from time to time, entered into forward interest rate swap agreements designed to mitigate interest rate exposure to mortgage loans in its inventory and pipeline in anticipation of closing loan disposition transactions during the year. Gain on sale of loans during the year ended June 30, 2003 includes charges of $10.9 million, all of which relates to losses on hedge positions which closed during that period. Gain on sale of loans during the year ended June 30, 2003 includes $4.1 million of gain on sale of mortgage servicing rights and the rights to prepayment fee income sold for cash to unaffiliated independent mortgage servicing companies relating to all of the mortgage loans in Aames Financial’s 2003 securitizations. Of the $135.6 million in gain on sale of loans during the year ended June 30, 2003, $8.7 million was attributable to sales of residual interests for cash to CZI under the Residual Facility. Gain on sale of loans during the year ended June 30, 2003 was reduced by $0.8 million of amortization of costs related to obtaining the Residual Facility, substantially all of which related to amortization of the remaining capitalized facility fee paid to CZI.

Gain on sale of loans during the year ended June 30, 2002 increased $22.1 million, or 30.1%, to $95.5 million from $73.4 million during the year ended June 30, 2001. The increase in gain on sale of loans resulted primarily from the $861.1 million, or 36.9%, increase in Aames Financial’s volume of total loan dispositions to $3.2 billion during the year ended June 30, 2002 over the $2.3 billion of total loan dispositions during the year ended June 30, 2001. During the years ended June 30, 2002 and 2001, Aames Financial relied on a combination of securitizations and whole loan sales for cash as its loan disposition strategy. The mix in the composition of securitizations and whole loan sales for cash differed during the years ended June 30, 2002 and 2001 based upon Aames Financial’s review of market conditions, profitability and cash flow needs. When expressed as a percentage of the $3.2 billion of total loan dispositions during the year ended June 30, 2002, whole loan sales for cash and loans sold in securitizations comprised 81.7% and 18.3%, respectively. In comparison, of the $2.3 billion of total loan dispositions during the year ended June 30, 2001, whole loan sales for cash and loans sold in securitizations comprised 52.8% and 47.2%, respectively. Whole loan sales were $2.6 billion during the year ended June 30, 2002, an increase of $1.5 billion over $1.1 billion of whole loan sales during the year ended June 30, 2001. During the year ended June 30, 2002, loans sold in securitizations declined by $646.5 million to $585.0 million from $1.2 billion of securitizations during the year ended June 30, 2001. Aames Financial’s higher reliance on whole loan sales for cash as a mortgage loan disposition strategy during the year ended June 30, 2002 was due primarily to the generally more favorable conditions in the whole loan sale markets and, to a lesser extent, to Aames Financial’s desire to retain capacity in the Residual Facility. During the year ended June 30, 2002, Aames Financial, as it has from to time to time, entered into forward interest rate swap agreements designed to mitigate interest rate exposure to fixed rate mortgage loans in its inventory and pipeline in anticipation of closing loan disposition transactions during the year. Gain on sale of loans during the year ended June 30, 2002 includes charges of $10.8 million of derivative related losses comprised of $10.4 million of losses on closed hedge positions and $0.4 million to mark open hedges at June 30, 2002 to their estimated fair value. Gain on sale of loans during the year ended June 30, 2002 includes $8.2 million of gain on sale of mortgage servicing rights and the rights to prepayment fee income sold for cash to unaffiliated independent mortgage servicing companies relating to all of the mortgage loans in Aames Financial’s fiscal 2002 securitizations. Of the $95.5 million in gain on sale of loans during the year ended June 30, 2002, $16.4 million was attributable to residual interests sales for cash to CZI under the Residual Facility. Gain on sale of loans during the year ended June 30, 2002 includes charges of $0.5 million for amortized expenses related to the Residual Facility, substantially all of which related to amortization of the facility fee paid by Aames Financial to CZI to obtain the facility.

Origination Fees.    Origination fees during the year ended June 30, 2003 were $53.2 million as compared to $56.0 million and $47.4 million during the years ended June 30, 2002 and 2001, respectively. The $2.8 million, or 5.0%, decrease in origination fees during the year ended June 30, 2003 from the amount reported during the year ended June 30, 2002 was attributable primarily to a $6.8 million increase in yield spread premium, net of points and fees, paid by the wholesale channel, partially offset by a $4.0 million increase in the points and fees charged at the time of origination in the retail channel. Yield spread premium, net of points and fees, increased $6.8 million to $11.5 million during the year ended June 30, 2003 from $4.7 million during the year ended June 30, 2002. The $6.8 million increase in yield spread premium during the year ended June 30, 2003 over yield spread premium during the year ended June 30, 2002 is attributable primarily to the $1.1 billion, or 62.4%, increase in total wholesale production during fiscal 2003 over total wholesale production during fiscal 2002 and to a lesser extent, the 48.3% increase in average yield spread premium, net of points and fees, paid during fiscal 2003. The $8.6 million, or 18.1%, increase in origination fee revenue during the year ended June 30, 2002 over the amount reported for the year ended June 30, 2001 was attributable primarily to the $429.3 million, or 36.4%, increase in retail production during the year ended June 30, 2002 over production levels reported during the year ended June 30, 2001, partially offset by a decline during fiscal 2002 from fiscal 2001 in average points and fees charged at the time of origination, and an increase in yield spread premium, net of points and fees.

During the year ended June 30, 2002, Aames Financial’s yield spread premium payments exceeded points and fees received on the broker origination by $4.7 million. During the year ended June 30, 2001, points and fees on wholesale production exceeded yield spread premiums paid to brokers by $0.1 million. The $4.6 million increase in net yield spread premium during the year ended June 30, 2002 from the $0.1 million of net fees received during the year ended June 30, 2001 is attributable to a $441.6 million increase in total wholesale production during fiscal 2002 over total wholesale production during fiscal 2001 and, to a lesser extent, the increase in average yield spread premium paid during fiscal 2002. Aames Financial had, primarily in response to competitive factors and, to a lesser extent, regulatory changes, reduced points and fees charged to customers in numerous states and for certain loan products. The weighted average points charged by Aames Financial’s retail channel during the years ended June 30, 2003, 2002 and 2001 were 3.6%, 3.7% and 4.0%, respectively. Yield spread premium, net of points and fees, expressed as a percentage of total wholesale production was 0.43% and 0.29% during the years ended June 30, 2003 and 2002, respectively.

Loan Servicing.    Loan servicing revenue during the year ended June 30, 2003 was $8.9 million as compared to $12.5 million and $15.0 million during the years ended June 30, 2002 and 2001, respectively. The $3.6 million decrease in loan servicing revenue during the year ended June 30, 2003 from June 30, 2002 was due primarily to declines in servicing, late and prepayment fees aggregating $5.7 million, partially offset by declines in subservicing related expenses and amortization of mortgage servicing rights in the aggregate amount of $2.1 million. The declines in servicing, late and prepayment fees during the year ended June 30, 2003 are due to the $451.0 million, or 37.8%, decrease in mortgage loans in securitization trusts serviced in-house during the year ended June 30, 2003 compared to such loans serviced in-house during the year ended June 30, 2002, together with a decrease in prepayment fees due to the aging of loans in the portfolio beyond the term of prepayment fees. Subservicing expenses and related resolution, set-up and reperformance expenses during the year ended June 30, 2003 were $0.4 million, down $1.3 million from the $1.7 million of such expenses during the year ended June 30, 2002. Amortization of mortgage servicing rights declined $0.9 million to $2.7 million during the year ended June 30, 2003 from $3.6 million during the year ended June 30, 2002. Aames Financial’s mortgage servicing rights were $0.2 million at June 30, 2003 and were fully amortized by September 30, 2003.

The $2.5 million decrease in loan servicing revenue during the year ended June 30, 2002 from the year ended June 30, 2001 was due primarily to declines in servicing, late and prepayment fees aggregating $7.6 million, partially offset by declines in subservicing related expenses and amortization of mortgage servicing rights in the aggregate amount of $5.0 million. The declines in servicing, late and prepayment fees during the year ended June 30, 2002 from the year ended June 30, 2001 was due to the $619.0 million, or 34.2%, decrease in the size of Aames Financial’s portfolio of mortgage loans in securitization trusts serviced in-house at June 30, 2002 compared to June 30, 2001, together with a decrease in prepayment fees due to the aging of loans in the portfolio beyond the term of prepayment fees. Subservicing expenses and related resolution, set-up and reperformance expenses during the year ended June 30, 2002 were $1.7 million, down $2.8 million from the $4.5 million of such expenses during the year ended June 30, 2001. Amortization of mortgage servicing rights declined $2.2 million to $3.6 million during the year ended June 30, 2002 from $5.8 million during the year ended June 30, 2001.

During the years ended June 30, 2003 and 2002, Aames Financial had in place two arrangements designed to reduce its servicing advance obligations. In the first arrangement, a loan servicing company purchased certain advances and agreed to make future advances with respect to an aggregate $388.0 million ($88.0 million at June 30, 2003) in principal amount of loans. In the second arrangement, which has expired, an investment bank purchased certain servicing related advances and agreed to undertake the obligation to make a substantial portion of Aames Financial’s advance obligations.

Debt Extinguishment Income.    On December 13, 2002, Aames Financial consummated an exchange offer, pursuant to which it exchanged $49.6 million of the outstanding 2006 Debentures that were tendered and issued an equal amount of 2012 Debentures. On December 23, 2002, Aames Financial redeemed $19.8 million, or 40.0%, of the principal amount outstanding on the 2012 Debentures through a scheduled mandatory sinking fund payment. Of the $19.8 million sinking fund payment, $16.6 million was paid to Specialty Finance Partners with respect to $41.6 million of 2012 Debentures owned by Specialty Finance Partners. On December 31, 2002, Specialty Finance Partners forgave its remaining $25.0 million principal balance of 2012 Debentures, which was recorded as debt extinguishment income. The remaining $4.7 million of Aames Financial’s outstanding 2012 Debentures were fully redeemed on June 30, 2003 at the optional call price of 5.0%, or $0.2 million, of the outstanding principal balance, resulting in $4.5 million of debt extinguishment income.

During the year ended June 30, 2003, in a series of transactions, Aames Financial redeemed $22.1 million principal balance of its Senior Notes at a discount from par for $19.9 million and recognized debt extinguishment income of $2.2 million. At June 30, 2003, Aames Financial redeemed the remaining $127.9 million principal balance of its Senior Notes representing all of the remaining outstanding Senior Notes, at par plus accrued and unpaid interest. The redemption of the Senior Notes was funded by the $74.1 million financing facility secured by Aames Financial’s residual interests and certain of its servicing advances, or Financing Facility, and $53.8 million of cash.

Interest.    Interest income includes interest on loans held for sale, accretion income recognized on Aames Financial’s residual interests and, to a lesser extent, interest on short-term overnight investments. Interest income was $69.2 million, $83.2 million and $86.5 million during the years ended June 30, 2003, 2002 and 2001, respectively. The $14.0 million, or 16.8%, decrease in interest income during the year ended June 30, 2003 from the year ended June 30, 2002 was due primarily to a $15.8 million decline in accretion on lower average residual interest balances, partially offset by an increase of $1.8 million in interest income earned on loans held for sale resulting from higher average outstanding balances of loans held for sale despite such loans having lower weighted average coupon rates during the year ended June 30, 2003 when compared to such rates and balances during the year ended June 30, 2002. Interest income decreased $3.3 million, or 3.8%, during the year ended June 30, 2002 from the prior year due primarily to an $8.6 million decline in discount accretion due to lower average outstanding residual interest balances during the year ended June 30, 2002, partially offset by a $5.3 million increase in interest income earned on loans held for sale during the year ended June 30, 2002. The increase in interest earned on loans held for sale during the year ended June 30, 2002 over the amount reported during the year ended June 30, 2001 was due to higher average interest earning balances of loans held for sale outstanding, partially offset by a decline in the weighted average interest rate on such loans during fiscal 2002 when compared to such rates and balances during fiscal 2001.

Expenses

General.    Total expenses during the year ended June 30, 2003 were $236.3 million compared to $212.5 million during the year ended June 30, 2002 and $217.4 million during the year ended June 30, 2001. The $23.8 million increase in total expenses during the year ended June 30, 2003 over the year ended June 30, 2002 is attributable to increases of $16.8 million, $4.5 million and $9.7 million in personnel, production and general and administrative expense, respectively, partially offset by a decrease of $7.2 million in interest expense during the year ended June 30, 2003 from such expenses during the year ended June 30, 2002. The $4.9 million decrease in total expenses during the year ended June 30, 2002 from the prior year was attributable to declines of $10.0 million and $13.5 million in general and administrative and interest expense, respectively, partially offset by increases of $16.4 million and $2.3 million in personnel and production expenses, respectively, during the year ended June 30, 2002 from such expenses during the year ended June 30, 2001.

Personnel.    Personnel expense during the year ended June 30, 2003 was $131.6 million, an increase of $16.8 million, over the $114.8 million during the year ended June 30, 2002. Of the $16.8 million increase in personnel expense, salaries, commissions, bonuses and incentives increased $14.5 million, or 14.8%, during the year ended June 30, 2003 over the amounts reported during the year ended June 30, 2002. The increase was comprised primarily of a $7.1 million increase in commission compensation earned by retail and broker account executives during the year ended June 30, 2003 over the prior year due to the $1.2 billion, or 37.5%, increase in production during the year ended June 30, 2003 over production during the year ended June 30, 2002. In addition, the increase was due to $5.2 million of increased salaries resulting from increased staffing levels during the year ended June 30, 2003 over staffing levels during the year ended June 30, 2002 due primarily to the impact on head count caused by the acquisition of Aames Financial’s second National Loan Center and, to a lesser extent, to other employee head count growth within Aames Financial driven primarily by increased loan production. Incentive compensation relative to senior and other management increased $2.2 million during the year ended June 30, 2003 over the year ended June 30, 2002. To a lesser extent, the increase in personnel expense during the year ended June 30, 2003 over the amount reported the prior year is attributable to a $1.5 million increase in contract services utilized in preparing funded mortgage loans for sale to whole loan buyers, and $0.8 million of increased health, medical and other benefit costs. Personnel expense during the year ended June 30, 2002 increased $16.4 million, or 16.7%, to $114.8 million from $98.4 million during the year ended June 30, 2001. The increase in personnel expense was comprised primarily of $7.6 million of increased salaries attributable principally to the increased staffing levels in Aames Financial during the year ended June 30, 2002 over the year ended June 30, 2001 due to the acquisition in November 2001 of Aames Financial’s second National Loan Center and to other employee head count growth within Aames Financial coupled with a $3.8 million increase in incentive compensation relative to retail and broker executives in connection with the $870.9 million increase in retail and wholesale production during the year ended June 30, 2002 over such production during the year ended June 30, 2001. Incentive compensation expense relative to other senior management increased $1.1 million during the year ended June 30, 2002 over the year ended June 30, 2001. Finally, payroll taxes, medical and other benefit costs increased $3.9 million during the year ended June 30, 2002 over the amount incurred during the year ended June 30, 2001.

Production.    Production expense fees increased $4.5 million, or 21.1%, to $25.8 million during the year ended June 30, 2003 from $21.3 million during the year ended June 30, 2002. The increase in production expense during the year ended June 30, 2003 over the prior year is due primarily to increased advertising expenses relative to the $1.2 billion, or 37.5% increase in Aames Financial’s loan production volumes during the year ended June 30, 2003 over production volumes during the year ended June 30, 2002. Production expense increased $2.3 million, or 12.0%, to $21.3 million during the year ended June 30, 2002 from $19.0 million during the year ended June 30, 2001. The increase in production expense during the year ended June 30, 2002 over the prior year was due primarily to increased advertising and appraisal expenses incurred relative to Aames Financial’s increased total loan production.

Production expense when expressed as a percentage of total loan origination volume for the year ended June 30, 2003, 2002 and 2001 was 0.6%, 0.7% and 0.8%, respectively. The decrease in the percentage during the year ended June 30, 2003 from the percentage during the year ended June 30, 2002 is attributable to the $1.2 billion, or 37.5% increase in total loan production during the year ended June 30, 2003 over the origination volume reported for the year ended June 30, 2002, partially offset by the 21.1% increase in production expense during the year ended June 30, 2003 over the year ended June 30, 2002. The decrease in the percentage during the year ended June 30, 2002 from the percentage during the year ended June 30, 2001 is attributable to the $870.9 million, or 36.7% increase in total loan production during the year ended June 30, 2002 over the origination volume reported for the year ended June 30, 2001, partially offset by the 12.0% increase in production expense during the year ended June 30, 2002 over the year ended June 30, 2001.

General and Administrative.    General and administrative expense increased $9.7 million, or 24.9%, to $48.7 million during the year ended June 30, 2003 from $39.0 million during the year ended June 30, 2002 which, in turn, was a $10.0 million, or 20.5%, decrease from $49.0 million during the year ended June 30, 2001. The increase in general and administrative expenses during the year ended June 30, 2003 over such expenses during the year ended June 30, 2002 was due primarily to increases of $5.8 million, $3.3 million, $1.8 million and $0.6 million in miscellaneous, professional, legal and corporate related insurance expenses, respectively, partially offset by declines of $1.0 million and $0.8 million in occupancy and communication expenses, respectively. The $5.8 million increase in miscellaneous expenses during the year ended June 30, 2003 over such expenses during the year ended June 30, 2002 was due principally to a $2.8 million write-off of aged late fees receivable and a provision of $1.1 million for estimated uncollectible servicing advances. The $3.3 million increase in professional expenses during the year ended June 30, 2003 over professional expenses during the year ended June 30, 2002 was due primarily to increased use of trust services, outside professional assistance on compliance related matters and the write-off of unamortized debt issuance and Residual Facility costs. The $1.8 million increase in legal expenses during the year ended June 30, 2003 over legal expenses incurred during the year ended June 30, 2002 was due primarily to increased legal expenditures incurred by Aames Financial in resolving certain litigation matters and in closing the exchange offer pursuant to which it exchanged $49.6 million of the outstanding 2006 Debentures that were tendered and issued an equal amount of 2012 Debentures. The $10.0 million decrease in general and administrative expenses during the year ended June 30, 2002 from amounts reported during the year ended June 30, 2001 was due to declines in professional, miscellaneous, legal and occupancy, respectively, partially offset by increases in corporate related insurance and communications expenses, respectively.

On September 13, 2002, Aames Financial entered into a new lease on its Irvine office space which extends the lease on 93,000 rentable square feet of space through November 30, 2008. The new lease payments are not materially different from those in place prior to the renewal. On December 5, 2001, Aames Financial entered into a sublease involving approximately 39,000 rentable square feet at its former headquarters office located at 3731 Wilshire Boulevard, Los Angeles, California. In accounting for the sublease transaction, Aames Financial charged income for $0.4 million representing the differential between the present values of lease payments payable under the master lease and the lease payments receivable under the sublease, the unamortized portion of abandoned leasehold improvements and expenses associated with the transaction. On January 31, 2001, Aames Financial entered into a sublease involving approximately 44,800 rentable square feet at its headquarters office located at 350 South Grand Avenue, Los Angeles, California. In accounting for the sublease transaction, Aames Financial charged income for the differential between the present values of lease payments payable under the master lease and the lease payments receivable under the sublease. Aames Financial also charged income for the unamortized portion of the leasehold improvements that were abandoned and expenses associated with the transaction. Additionally, Aames Financial reversed certain accruals and deferred credits applicable to the sublet space. Consequently, there was no net charge to earnings as a result of this sublease transaction. Aames Financial was required by the terms of the sublease to pledge approximately $1.9 million in the form of a cash deposit to guarantee the differential between the present values of the master lease payment streams and the sublease receivable streams. The cash deposit is refundable to Aames Financial over the term of the sublease if no performance default occurs.

Interest.    Interest expense declined $7.2 million, or 19.3%, to $30.2 million during the year ended June 30, 2003 from $37.4 million during the year ended June 30, 2002 which, in turn, was a decrease of $13.5 million, or 26.5%, from the $50.9 million of interest expense reported during the year ended June 30, 2001. The decrease in interest expense during the year ended June 30, 2003 from levels reported during the year ended June 30, 2002 resulted primarily from lower interest rates associated with Aames Financial’s revolving warehouse and repurchase facilities used to fund the origination of mortgage loans prior to their disposition despite increased average borrowings under the facilities during fiscal 2003 when compared to such rates and average borrowings during fiscal 2002. To a lesser extent, the decrease in interest expense resulted from a $22.1 million decrease in Aames Financial’s Senior Notes and a $44.8 million decrease in the 2012 Debentures through the extinguishment of such debt by Aames Financial during the year ended June 30, 2003. Aames Financial’s revolving warehouse and repurchase agreements bear interest rates that are indexed to the one-month LIBOR which, during the year ended June 30, 2003, declined from levels during the year ended June 30, 2002. While Aames Financial’s interest costs on its revolving warehouse and repurchase facilities trended down during the year ended June 30, 2003 from the prior year, such interest expense is expected to increase in future periods due to Aames Financial’s continued reliance on external financing arrangements to fund mortgage loan production and expected continued upward pressure on one month LIBOR in coming quarters.

The decrease in interest expense during the year ended June 30, 2002 from the year ended June 30, 2001 resulted primarily from lower interest rates associated with Aames Financial’s revolving warehouse and repurchase facilities used to fund the origination of mortgage loans prior to their disposition despite increased average borrowings under the facilities during fiscal 2002 when compared to such rates and average borrowings during fiscal 2001.

Income Taxes.    During the years ended June 30, 2003, 2002 and 2001, Aames Financial recorded an income tax provision (benefit) of ($1.8) million, $3.1 million and $1.9 million, respectively, which reflect effective tax rates (benefit) of (6.7)%, 40.4% and 6.6%, respectively. Aames Financial periodically undergoes federal and state tax return examinations and may provide for additional liabilities for identified exposure items. During the three months ended June 30, 2003, a number of pending tax return audits were finalized and related tax liabilities were adjusted to the actual amounts due. This resolution resulted in a tax benefit of approximately $6.0 million being recognized in the accompanying consolidated statement of operations. The provisions for income taxes during the years ended June 30, 2002 and 2001 are related primarily to estimated taxes on excess inclusion income on Aames Financial’s REMIC trusts and, to a lesser extent, other miscellaneous state taxes. The investment in Aames Financial by Specialty Finance Partners during the year ended June 30, 1999 resulted in a change in control for income tax purposes, thereby limiting Aames Financial’s ability to use net operating loss carryforwards and certain other future deductions.

Financial Condition

Loans Held for Sale.    Aames Financial’s portfolio of loans held for sale increased to $690.9 million at December 31, 2003 from $401.0 million at June 30, 2003 due primarily to total loan originations exceeding total loan dispositions during the six months ended December 31, 2003.

Advances and Other Receivables.    Advances and other receivables are comprised of interest and servicing advances; servicing and miscellaneous fees; cash due from the securitization trusts; and accrued interest receivable and other miscellaneous receivables. The level of servicing advances, in any given period, is dependent upon portfolio delinquencies, the level of REO and loans in the process of foreclosure, and the timing and remittance of cash collections on mortgage loans in the securitization trusts. Aames Financial funds advances on a recurring basis not otherwise covered by financing arrangements and recovers those advances on a periodic basis.

Advances and other receivables decreased $20.1 million to $21.2 million at December 31, 2003 from $41.3 million at June 30, 2003. The decrease is primarily attributable to decreases of $22.4 million and $0.3 million in interest and servicing advances and servicing and miscellaneous fees receivable, respectively, partially offset by increases of $2.6 million in accrued interest and other receivables.

The $22.4 million decrease in servicing and interest advances to the securitization trusts at December 31, 2003 from June 30, 2003 is comprised of $8.6 million of advances made by Aames Financial in its role of servicer of the mortgage loans in the securitization trusts, net of $16.0 million of recoveries of such advances during the three months ended December 31, 2003. In addition, the decrease is also attributable to servicing and advance recoveries of $15.0 million received during the six months ended December 31, 2003 from Aames Financial’s pool calls. The $0.3 million decline in servicing and miscellaneous fees receivable at December 31, 2003 from June 30, 2003 is due primarily to declining servicing and late fees earned by Aames Financial as a consequence of the decrease in its portfolio of mortgage loans in securitization trusts during the six months ended December 31, 2003. The $2.6 million increase in accrued interest receivable and other receivables at December 31, 2003 when compared to the balance at June 30, 2003 is due primarily to a $2.2 million increase in amounts due from counter parties on whole loan sales and other transactions, coupled with a $0.4 million increase in accrued interest receivable at December 31, 2003. Aames Financial periodically evaluates its accounts receivable for realizability and charges income for amounts deemed uncollectible.

Residual Interests.    Residual interests decreased to $52.0 million at December 31, 2003 from $129.2 million at June 30, 2003, reflecting $80.6 million of cash received from the securitization trusts, partially offset by $3.4 million of accretion during the six months ended December 31, 2003.

Equipment and Improvements, net.    Equipment and improvements, net, increased to $9.1 million at December 31, 2003 from $8.9 million at June 30, 2003 reflecting the capitalization of new equipment and improvement acquisitions outpacing depreciation and amortization during the six months ended December 31, 2003.

Prepaid and Other Assets.    Prepaid and other assets decreased to $15.3 million at December 31, 2003 from $17.5 million at June 30, 2003. The decrease was attributable primarily to the return to Aames Financial of $2.5 million of licensing, permit and performance bond deposits during the six months ended December 31, 2003. Included in prepaids and other assets at June 30, 2003 were $0.2 million of MSRs which were fully amortized at December 31, 2003. During the six months ended December 31, 2003, Aames Financial did not capitalize any MSRs as all of Aames Financial’s $2.9 billion of total loan dispositions were whole loan sales for cash with servicing released.

Borrowings.    As previously reported, on June 30, 2003, Aames Financial redeemed $127.9 million principal balance of its Senior Notes representing all remaining outstanding Senior Notes, at par plus accrued and unpaid interest. Aames Financial funded the redemption of the Senior Notes by borrowing $74.1 million through the Financing Facility and paying the remaining $53.8 million in cash. Borrowings, which totaled $87.2 million at December 31, 2003, was comprised of $64.4 million outstanding under Aames Financial’s 2006 Debentures and $22.8 million outstanding under the Financing Facility. In comparison, amounts outstanding under the 2006 Debentures and the Financing Facility were $64.4 million and $74.1 million, respectively, or a total of $138.5 million, at June 30, 2003. The $51.3 million decline in borrowings at December 31, 2003 from June 30, 2003, represents Aames Financial’s principal payments on the Financing Facility during the six months ended December 31, 2003.

Revolving Warehouse Facilities.    Amounts outstanding under revolving warehouse and repurchase facilities increased to $603.1 million at December 31, 2003 from $343.7 million at June 30, 2003 as the result of the increase in loans held for sale due to loan originations during the six months ended December 31, 2003, partially offset by Aames Financial’s loan dispositions during the period. Proceeds from whole loan sales and securitizations are used first to reduce balances outstanding under Aames Financial’s revolving warehouse and repurchase facilities, and then used to satisfy corporate operating requirements.

Liquidity and Capital Resources

Aames Investment’s operations and the operations of Aames Financial, Aames Investment’s taxable REIT subsidiary, will require continued access to short-term and long-term sources of cash. Aames Investment’s and Aames Financial’s primary operating cash requirements include:

•	the funding of mortgage loan originations and purchases prior to their securitization and sale;

•	fees, expenses and hedging costs, if any, incurred in connection with the securitization and sale of loans;

•	ongoing administrative, operating, and tax expenses;

•	interest and principal payments and liquidity requirements under our revolving warehouse and repurchase facilities, and other existing indebtedness;

•	advances in connection with our servicing portfolio; and

•	overcollateralization requirements in connection with securitizations.

Aames Investment’s and Aames Financial’s primary sources of liquidity are expected to be

•	the proceeds from the initial public offering;

•	fundings under revolving warehouse and repurchase facilities;

•	securitization and sale of mortgage loans and related servicing rights;

•	the issuance of debt and equity securities; and

•	monetization of the overcollateralization in Aames Financial’s portfolio of mortgage loans in securitization trusts.

The Proceeds of this Offering.    Aames Investment estimates the net proceeds from the initial public offering to it will be approximately $    , based on an assumed initial public offering price of $     per share, which represents the mid-point of the range set forth on the cover of this prospectus and after deducting estimated underwriting discounts and estimated offering expenses payable by us. Aames Investment expects to use approximately $     million in the aggregate, or     % of the anticipated net proceeds, to pay cash amounts due to stockholders of Aames Financial in connection with the merger reorganization transactions described in “Our Structure and Formation Transactions.” Aames Investment expects to use the remaining net proceeds for general corporate purposes, including the origination and financing of mortgage loans. Aames Financial will use its own funds to pay the expenses associated with the merger reorganization transactions, which are estimated to be $    . After this offering, Aames Financial will also use its own funds to redeem its $64.4 million of outstanding convertible subordinated debentures.

Warehouse and Repurchase Facilities.    Aames Investment and Aames Financial will each rely on revolving warehouse and repurchase facilities to finance the origination or purchase of mortgage loans prior to securitization or sale. Aames Investment has total revolving warehouse and repurchase facilities of $     million which will become effective upon completion of the offering. At December 31, 2003, Aames Financial had total revolving warehouse and repurchase facilities in the amount of $1.2 billion, of which $1.1 billion and $100.0 million were committed and uncommitted, respectively. At December 31, 2003, amounts outstanding under Aames Financial’s facilities were $603.1 million. Of the $1.2 billion of revolving warehouse and repurchase facilities available to Aames Financial at December 31, 2003, $300.0 million, $200.0 million, $200.0 million, $300.0 million and $200.0 million mature on July 30, 2004, August 27, 2004, September 30, 2004, October 30, 2004, and November 30, 2004, respectively.

Certain of the warehouse and repurchase facility lenders advance less than 100% of the principal balance of the mortgage loans, requiring the use of working capital to fund the remaining portion of the principal balance of the mortgage loans. All of the revolving warehouse and repurchase facilities contain provisions requiring Aames Investment and Aames Financial to meet certain periodic financial covenants, including, among other things, minimum liquidity, stockholders’ equity, leverage, and net income levels.

The Securitization and Sale of Mortgage Loans.    Aames Investment’s and Aames Financial’s ability to sell loans they originate in the secondary market through securitizations and whole loan sales is necessary to generate cash proceeds to pay down their warehouse and repurchase facilities and fund new mortgage loan originations. Aames Investment’s and Aames Financial’s ability to sell loans in the secondary market on acceptable terms is essential for the continuation of their loan origination operations.

During the six months ended December 31, 2003, Aames Financial did not dispose of any of its loans through securitizations and sold all of its $2.9 billion of loan dispositions in whole loan sales for cash. Of Aames Financial’s $2.1 billion of loan dispositions during the six months ended December 31, 2002, $1.8 billion and $315.0 million were sold in whole loan sales for cash and securitizations, respectively. The gain on sale recognized by Aames Financial on securitizations and whole loan sales is affected by, among other things, market conditions at the time of the loan disposition, and Aames Financial’s assumptions used in securitizations. See “Results of Operations—Revenue.”

In connection with securitization transactions, Aames Investment and Aames Financial expect to be generally required to provide credit enhancements in the form of overcollateralization amounts or reserve accounts. In addition, during the life of the related securitization trusts, Aames Investment and Aames Financial expect to subordinate a portion of the excess cash flow otherwise due them to the rights of holders of senior interests as a credit enhancement to support the sale of the senior interests. The terms of the securitization trusts generally require that all excess cash flow otherwise payable to Aames Investment and Aames Financial during the early months of the trusts be used to increase the cash reserve accounts or to repay the senior interests in order to increase overcollateralization to specified maximums.

For Aames Financial’s existing securitizations, overcollateralization requirements for certain pools increase up to approximately twice the level otherwise required when the delinquency rates or realized losses for those pools exceed the specified limit. At December 31, 2003, an additional $26.4 million of overcollateralization was required to be maintained due to the level of delinquency rates and realized losses of mortgage loans being in excess of specified delinquency rates and realized losses in certain securitization trusts. At December 31, 2003, Aames Financial was required to maintain overcollateralization amounts of $63.7 million, which included the $26.4 million, of which $63.7 million was maintained. In Aames Financial’s securitizations structured as a real estate mortgage investment conduit, or REMIC, the recognition of non-cash gain on sale has a negative impact on the cash flow of Aames Financial since Aames Financial is required to pay federal and state taxes on a portion of these amounts in the period recognized although it does not receive the cash representing the gain until later periods as the cash flows are received and applicable reserve or overcollateralization requirements are met.

The Issuance of Debt and Equity Securities.    Aames Investment expects to finance the mortgage loans it holds on its balance sheet through on balance sheet debt securitizations. In addition, Aames Investment expects to continue to increase its mortgage loan production, and may in the future seek additional debt or equity to fund that expansion.

Since February 1999, Aames Financial has raised $180.2 million through the sale of preferred stock in several phases, consisting of $170.8 million to Specialty Finance Partners and its designees, $4.7 million to certain members of Aames Financial’s management and $4.7 million to holders of Aames Financial’s common stock. Aames Financial also issued warrants to affiliates and employees of an affiliate of Specialty Finance Partners to purchase an aggregate of 500,000 shares of Aames Financial’s common stock for $5.00 per share in February 1999, and warrants to purchase five million shares of Series D Convertible Preferred Stock at $0.85 per share in July 2001.

On June 30, 2003, Aames Financial redeemed the remaining $127.9 million of Senior Notes at par using $53.8 million of its cash and $74.1 million borrowed pursuant to the Financing Facility due December 31, 2004. Under the Financing Facility, Aames Financial is required to comply with various operating and financial covenants including covenants which may restrict Aames Financial’s ability to pay certain distributions, including dividends. However, Aames Financial received a waiver from the lender permitting Aames Financial to pay dividends on its preferred stock accrued through December 31, 2003.

Monetization of Overcollateralization in Aames Financial’s Portfolio of Mortgage Loan in Securitization Trusts.    Aames Financial had retained residual interests in seven securitization trusts which had overcollateralization balances of $63.7 million at December 31, 2003. If Aames Financial calls any additional securitization trusts, Aames Financial will receive a majority of the overcollateralization balance from the called trusts in a combination of mortgage loans in the trust and in cash.

Other sources of cash previously used by Aames Financial to fund its operations included the monetization of residual interests and servicing advances and debt and equity securities.

Monetization of Residual Interests.    As previously reported, on June 30, 2003 Aames Financial borrowed $74.1 million ($22.8 million at December 31, 2003) through the Financing Facility of which $49.2 million ($13.1 million at December 31, 2003) was secured by all of its residual interests.

Monetization of Servicing Advances.    Aames Financial pledged certain of its existing servicing advances to collateralize $24.9 million ($9.7 million at December 31, 2003) of the Financing Facility. Future servicing advances related to certain of Aames Financial’s securitization trusts will also collateralize the Financing Facility unless and until it is fully repaid.

Aames Financial had cash and cash equivalents of approximately $11.6 million at December 31, 2003. Aames Financial invests the majority of its available cash in mortgage loans because they provide a superior return to overnight or other short term investments. Loans funded by Aames Financial are pledgeable under its revolving warehouse and repurchase facilities. At December 31, 2003, Aames Financial had approximately $85.9 million in loans held for sale funded out of its own cash and not pledged under its revolving warehouse and repurchase facilities.

If Aames Financial’s access to warehouse lines, working capital or the securitization or whole loan markets is restricted, Aames Financial may have to seek additional equity. There can be no assurance that sufficient sources of liquidity will be available to Aames Financial at any given time or that favorable terms will be available. If Aames Financial is unable to maintain sufficient liquidity, Aames Financial would be restricted in the amount of loans that it will be able to produce and sell which would negatively impact profitability and jeopardize Aames Financial’s ability to continue to operate as a going concern.

Quantitative and Qualitative Disclosures About Market Risk

Market risk is the exposure to loss resulting from changes in interest rates, credit spreads, foreign currency exchange rates, commodity prices and equity prices. As we are invested solely in U.S.-dollar denominated instruments, primarily residential mortgage instruments, and our borrowings are also domestic and U.S. dollar denominated, we are not subject to foreign currency exchange, or commodity and equity price risk; the primary market risk that we are exposed to is interest rate risk and its related ancillary risks. Interest rate risk is highly sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political considerations and other factors beyond our control. All of our market risk sensitive assets, liabilities and related derivative positions are for non-trading purposes only.

Interest Rate Risk

Aames Investment’s primary interest rate exposure relates to the portfolio of hybrid/adjustable rate mortgage loans it intends to originate and to retain, as well as our variable-rate borrowings and mortgage-backed securities it issues and related interest rate swaps and caps. Interest rate risk is defined as the sensitivity of current and future earnings to interest rate volatility, variability of spread relationships, the difference in re-pricing intervals between assets and liabilities and the effect that interest rates may have on cash flows, especially prepayment speeds on residential mortgage related assets.

Changes in the general level of interest rates can affect net interest income. Changes in interest rates can also affect, among other things, the ability to originate mortgage loans, the value of loans and mortgage-backed securities, and the ability of Aames Financial to realize gains from the sale of such originated loans.

Sale of Loans—Securitizations and Whole Loan Sales.    A significant variable in the determination of gain on sale in a securitization is the spread between the weighted average coupon on the securitized loans and the pass-through interest rate. In the interim period between loan origination or purchase and securitization of such loans, Aames Financial is exposed to interest rate risk. The majority of loans are either sold or securitized within 90 days of origination or purchase. However, a portion of the loans is held for sale or securitization for as long as 12 months (or longer, in very limited circumstances) prior to securitization or sale. If interest rates rise during the period that the mortgage loans are held, the spread between the weighted average interest rate on the loans to be securitized and the pass-through interest rates on the securities to be sold (the latter having increased as a result of market rate movements) would narrow. Upon sale or securitization, this would result in a reduction of Aames Financial’s related gain on sale. From time to time, Aames Financial mitigates exposure to rising interest rates through the use of forward interest rate swap agreements or other hedging activities. These hedging activities help mitigate the risk of absolute movements in interest rates.

Rate Sensitive Assets and Liabilities.    At December 31, 2003, Aames Financial’s $690.9 million inventory of loans held for sale was comprised of $161.1 million and $529.8 million of fixed and variable rate mortgage loans, respectively, which had weighted average interest rates of 8.18% and 7.32%, respectively. The weighted average interest rate on Aames Financial’s total inventory of loans held for sale was 7.75% at December 31, 2003. At December 31, 2003, Aames Financial had unused forward loan sale commitments of $1.1 billion. Substantially all of Aames Financial’s $690.9 million inventory of loans held for sale was eligible to be sold under those forward commitments, and, therefore, we do not believe that a 10.0% increase in interest rates represented a material risk to the value of our inventory of loans held for sale at December 31, 2003.

At December 31, 2003, Aames Financial had aggregate outstanding funded indebtedness of $690.3 million, of which $625.9 million and $64.4 million bore variable and fixed interest rates, respectively. At December 31, 2003, the weighted average variable interest rate on Aames Financial’s $625.9 million of outstanding revolving warehouse and repurchase facilities and the Financing Facility was 2.27%. All of Aames Financial’s revolving warehouse and repurchase facilities and the Financing Facility were indexed to one-month LIBOR which, at December 31, 2003, was 1.12%. The weighted average interest rate on Aames Financial’s $64.4 million of outstanding fixed rate borrowings was 5.5% at December 31, 2003.

Residual Interests and MSRs.    Aames Financial had residual interests of $52.0 million and $129.2 million outstanding at December 31, 2003 and June 30, 2003, respectively. Aames Financial had no MSRs outstanding at December 31, 2003 and $0.2 million at June 30, 2003. Residual interests were recorded at estimated fair value.

Aames Financial values these assets based on the present value of estimated future cash flows using various assumptions. The discount rates used to calculate the present value of the residual interests were 13.7% and 13.5% at December 31, 2003 and June 30, 2003, respectively. The weighted average life of the mortgage loans used for valuation was 1.8 years at December 31, 2003 and 1.9 years at June 30, 2003.

The residual interests are subject to actual prepayment or credit loss risk in excess of assumptions used in valuation. Ultimate cash flows realized from these assets would be reduced should actual prepayments or credit losses exceed assumptions used in the valuation. Conversely, cash flows realized would be greater should actual prepayments or credit losses be below expectations.

The table below illustrates the resulting hypothetical fair values of Aames Financial’s retained residual interests at December 31, 2003 and June 30, 2003 caused by assumed immediate adverse changes to the key assumptions used by Aames Financial to determine fair value (dollars in thousands):

	December 31, 2003	June 30, 2003
	(unaudited)
Prepayment speed assumption:
Fair value after:
Impact of a 10% adverse change	$49,657	$127,210
Impact of a 20% adverse change	49,338	125,703
Credit loss assumption:
Fair value after:
Impact of a 10% adverse change	$48,507	$125,666
Impact of a 20% adverse change	46,985	122,243
Residual interest cash flows discount rate:
Fair value after:
Impact of a 10% adverse change	$50,075	$124,805
Impact of a 20% adverse change	48,281	120,602
Interest rate on adjustable mortgage loans and bonds:
Fair value after:
Impact of a 10% adverse change	$50,018	$128,749
Impact of a 20% adverse change	50,005	128,496

These sensitivities are hypothetical, are presented for illustrative purposes only, and should be used with caution. The changes in the assumptions regarding prepayments and credit losses were applied to the cash flows of the mortgage loans underlying the retained interests. Changes in assumptions regarding discount rate were applied to the cash flows of the securitization trusts. Generally, changes in fair value based upon a change in assumptions cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. The change in one assumption was calculated without changing any other assumptions. In reality, changes in one assumption may result in changes in others which may magnify or offset the sensitivities. For example, changes in market interest rates may simultaneously impact the prepayment, credit loss and the discount rate assumptions.

Interest rate changes may also impact our equity as our securities, mortgage loans and related hedge derivatives are held at the lower of cost and market. Generally, as interest rates increase, our hybrid/adjustable rate loans may adjust more slowly than our mortgage backed securities, subjecting us to interest rate risk. We seek to hedge to some degree changes in value attributable to changes in interest rates by entering into interest rate swaps and other derivative instruments. In general, we would expect that over time, decreases in value of our loan portfolio attributable to interest rate changes will be offset to some degree by increases in value of our interest rate swaps, and vice versa. However, the relationship between spreads on securities and spreads on swaps may vary from time to time, resulting in a net aggregate book value increase or decline. However, unless there is a material impairment in value that would result in a payment not being received on a security or loan, changes in the book value of our loan portfolio will not directly affect our recurring earnings or our ability to make a distribution to you.

In order to minimize the negative impacts of changes in interest rates on earnings and capital, we intend to closely monitor our asset and liability mix and utilize interest rate swaps and caps, subject to the limitations imposed by the REIT qualification tests.

Movements in interest rates can pose a major risk to us in either a rising or declining interest rate environment. We depend on substantial borrowings to conduct our business. These borrowings are all made at variable interest rate terms that will increase as short term interest rates rise. Additionally, when interest rates rise, loans held for sale decrease in value. To preserve the value of such loans, we may enter into forward sale loan contracts, or FSLCs, to be settled at future dates with fixed prices.

In the event that we do not deliver into the FSLCs or exercise our option contracts, the instruments can be settled on a net basis. Net settlement entails paying or receiving cash based upon the change in market value of the existing instrument. All FSLCs and option contracts to buy securities are to be contractually settled within six months of the balance sheet date. FSLCs and options contracts for individual loans generally must be settled within 60 days.

Our hedging transactions using derivative instruments also involve certain additional risks such as counterparty credit risk, the enforceability of hedging contracts and the risk that unanticipated and significant changes in interest rates will cause a significant loss of basis in the contract. The counterparties to our derivative arrangements will be major financial institutions and securities dealers that are well capitalized with high credit ratings and with which we may also have other financial relationships. While we do not anticipate nonperformance by any counterparty, we are exposed to potential credit losses in the event the counterparty fails to perform. Our exposure to credit risk in the event of default by a counterparty is the difference between the value of the contract and the current market price. There can be no assurance that we will be able to adequately protect against the foregoing risks and will ultimately realize an economic benefit that exceeds the related expenses incurred in connection with engaging in such hedging strategies.

Credit Spread Exposure

The mortgage-backed securities we will own are also subject to spread risk. The majority of these securities will be adjustable-rate securities valued based on a market credit spread to U.S. Treasury security yields. In other words, their value is dependent on the yield demanded on such securities by the market based on their credit relative to U.S. Treasury securities. Excessive supply of such securities combined with reduced demand will generally cause the market to require a higher yield on such securities, resulting in the use of a higher or wider spread over the benchmark rate (usually the applicable U.S. Treasury security yield) to value such securities. Under such conditions, the value of our securities portfolio would tend to decline. Conversely, if the spread used to value such securities were to decrease or tighten, the value of our securities portfolio would tend to increase. Such changes in the market value of our portfolio may affect our net equity, net income or cash flow directly through their impact on unrealized gains or losses on available-for-sale securities, and therefore our ability to realize gains on such securities, or indirectly through their impact on our ability to borrow and access capital.

Furthermore, shifts in the U.S. Treasury yield curve, which represents the market’s expectations of future interest rates, would also affect the yield required on our securities and therefore their value. This would have similar effects on our portfolio and our financial position and operations as would a change in spreads.

Contractual Obligations

The following table shows our contractual obligations as of June 30, 2003 (in millions):

	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Revolving warehouse and repurchase agreements	$344	$344	$—	$—	$—
Borrowings	139	—	139	—	—
Operating leases, net	46	9	14	12	11
Purchase obligations	407	330	77	—	—
Dividends on convertible preferred stock	51	51	—	—	—

Total	$987	$734	$230	$12	$11

Off-Balance Sheet Arrangements

We are party to various transactions that have off-balance sheet components. In connection with loan sales that are securitization transactions, there were $359.0 million in loans owned by off-balance sheet trusts as of December 31, 2003. The trusts have issued securities or bonds secured by these loans. We have no obligation to provide funding support to either the third party investors or the off-balance sheet trusts. The third party investors or the trusts generally have no recourse to our assets or us and have no ability to require us to repurchase their loans other than for non-credit-related recourse that can arise under standard representations and warranties.

We have retained certain residual interests in the securitization trusts. The performance of the loans in the trusts will impact our ability to realize the current estimated fair value of these assets that are included on our balance sheet.

BUSINESS

Aames Investment

Aames Investment Corporation was formed in February 2004 for the purpose of building and managing a portfolio of high yielding subprime mortgage loans in order to offer its stockholders the opportunity for attractive dividend yields and earnings growth. Concurrently with the merger and initial public offering, Aames Investment will acquire Aames Financial Corporation, a fifty year old national mortgage-banking company focused primarily on originating subprime residential mortgage loans through both wholesale and retail channels under the name “Aames Home Loan.” Aames Financial originated over $5 billion of subprime residential mortgage loans in 2003 and $1.7 billion in the quarter ended December 31, 2003, making it the ninth largest retail subprime originator and the thirteenth largest wholesale subprime originator in the United States according to the Quarterly Data Report of The National Mortgage News for the fourth quarter of 2003. Aames Investment’s strategy is to use its equity capital, including a portion of the net proceeds from its initial public offering, and funds borrowed under revolving warehouse and repurchase facilities to finance its mortgage loan originations, and to use on-balance sheet securitizations to finance its REIT portfolio of mortgage loans. Aames Investment will retain in its REIT portfolio a portion of these loans, largely hybrid/adjustable rate mortgage loans, which accounted for 68.0% of its loan production for the six months ended December 31, 2003. Aames Investment expects to sell the remainder, including a majority of the fixed-rate mortgage loans that it originates, on a whole loan servicing-released basis to third parties.

Aames Investment expects to qualify as a real estate investment trust, or REIT, for federal income tax purposes, and Aames Financial will become Aames Investment’s taxable REIT subsidiary. As a REIT, Aames Investment generally will not be subject to federal income tax on the REIT income that it distributes to its stockholders. The taxable income generated by Aames Financial, Aames Investment’s taxable REIT subsidiary following the merger and public offering, will be subject to regular corporate income tax. This will include fee income on all loans it originates and gains and net interest income on all loans it sells. Aames Investment intends to distribute a substantial majority of the earnings from its REIT portfolio of mortgage loans to its stockholders, while growing its equity capital base by retaining a portion of Aames Financial’s earnings.

We originate mortgage loans in 47 states through both wholesale and retail channels. Our wholesale channel operates five regional wholesale operations centers throughout the United States and originates loans through a network of approximately 3,000 independent mortgage brokers. Our retail channel has a network of 93 retail branch offices and two National Loan Centers directly serving borrowers throughout the United States. The following table shows the total originations of both our retail and wholesale channels for the six months ended December 31, 2003 and for the year ended June 30, 2003.

	Six Months Ended December 31, 2003		Year Ended June 30, 2003
	Loans Funded (in thousands)	Percentage of Total	Loans Funded (in thousands)	Percentage of Total
Retail	$1,168,675	37.0%	$1,795,447	40.4%
Wholesale	1,988,222	63.0	2,650,733	59.6

Total	$3,156,897	100.0%	$4,446,180	100.0%

Aames Financial will continue to originate mortgage loans. Aames Investment will purchase loans it anticipates holding on its balance sheet, largely hybrid/adjustable rate loans, from Aames Financial, which will retain the servicing rights to the loans. Aames Investment expects to purchase most of Aames Financial’s mortgage loan originations while it is building its REIT loan portfolio. Once Aames Investment builds its REIT portfolio to its target range, Aames Investment expects to purchase a smaller portion of Aames Financial’s originations to maintain its target leverage ratios, and Aames Financial will sell the remainder of the loans it originates, including a majority of its fixed-rate mortgage loans, to third parties in the secondary market.

Until Aames Investment can retain enough mortgage loans to meet certain REIT asset composition requirements, it may, in the short term, purchase mortgage-backed securities on a leveraged basis. While Aames Investment has not established and does not expect to establish a limit on the amount of leverage it may incur, it generally expects to leverage its equity 10 to 14 times.

We underwrite each mortgage loan that we originate in both our wholesale and retail channels in accordance with our underwriting guidelines. We base our underwriting decisions on our assessment of the borrower’s willingness and ability to pay, as reflected in the borrower’s historical patterns of debt repayment, the amount of equity in the borrower’s property, debt ratios and other factors. Our underwriting philosophy is to analyze the overall characteristics of the borrower, evaluate carefully the value of the property collateralizing the loan and take into account compensating factors that may be used to offset certain areas of credit weakness. We believe that we have developed underwriting processes and criteria that enable us to generate quality borrower data and appraisals, make sound underwriting and risk-based pricing decisions and approve and fund loans efficiently. We also evaluate each loan that we originate to ensure that it provides a benefit to the borrower in accordance with regulatory requirements.

We expect to continue to use revolving warehouse and repurchase facilities to provide short-term funding for our mortgage loan originations. In order to provide Aames Investment with long-term financing for the mortgage loans it intends to hold on its balance sheet, Aames Investment expects to securitize substantially all of those loans through on-balance sheet transactions that will be structured as financings for both tax and financial accounting purposes. Therefore, Aames Investment does not expect to generate a gain or loss on sale from these securitization activities, and, following the securitizations, the loans will remain classified on its consolidated balance sheet as assets, with the securitization debt classified as a liability. Aames Investment expects that it will generate taxable earnings from the loans that it securitizes and/or retains in its REIT portfolio primarily through:

•	net interest income, which is the difference between the:

•	interest income received from the mortgage loans; and

•	interest paid to the holders of the mortgage-backed securities issued in securitizations;

•	net of:

•	losses due to defaults and delinquencies on the loans; and

•	servicing fees and expenses.

Aames Financial has experience in selling loans in two types of transactions—whole loan sales and securitizations. Before the merger and initial public offering, we sold whole loans on a servicing released basis, meaning that the loans were sold, together with the servicing rights, to the buyer of the loan.

After the merger and the public offering, Aames Financial will continue to sell loans to capture any gain on the sale of these loans and thereby grow its equity capital base and the equity capital base of Aames Investment on a consolidated basis. Aames Financial expects to sell these loans generally within 45 days of funding, and Aames Financial will service these loans during the period between origination and the transfer of servicing to the buyer, which is generally within 90 days after the sale of the loan. Aames Financial will generate income primarily from:

•	gain on sale income, which is the premium received on the sale of the loans;

•	net interest income; and

•	origination fee income, which consists of points and fees charged to borrowers (less yield spread premiums paid, if any, which are fees paid to wholesale brokers for mortgage loans they originate).

Aames Financial’s historical securitizations were structured as sales for both tax and financial accounting purposes. In these securitizations, Aames Financial would sell a pool of mortgage loans into a trust, which then would issue securities or bonds collateralized by those mortgage loans. Aames Financial would sometimes retain, and at other times sell, the servicing rights to the securitized mortgages, as well as an interest in the pool of mortgages, called a residual interest, that entitled it to the remaining interests in the loans, if any, after all of the obligations on the issued securities or bonds had been paid in full.

Aames Financial expects to continue to service residential mortgage loans for both itself and Aames Investment. Aames Financial currently has in place an experienced subprime mortgage loan servicing team and a highly scalable servicing platform. Aames Financial has over 80 servicing employees, and a portfolio of over $2.0 billion, and with its current servicing management and systems, its servicing platform is capable of servicing a portfolio of over $5.0 billion.

As of June 30, 2003, Aames Financial had approximately $194.4 million of historical net operating loss carryforwards for U.S. federal income tax purposes that expire from 2019 through 2023. These losses are available to offset Aames Financial’s future income. Following the merger and public offering we anticipate that Aames Financial, will be able to utilize these historical net operating loss carryforwards subject to annual limitations, and as a result will have substantially lower effective tax rates than statutory rates.

Our Business Strategy

Our goal is to maximize stockholder value, increase earnings and provide investors with attractive dividend yields by:

•	Building a portfolio of high yielding subprime mortgage loans and leveraging our equity to increase the size of the portfolio and our returns while at the same time managing our financing costs and the increased risk of loss associated with the leverage;

•	Continuing to improve our efficiency and loan quality and serving as an efficient high quality originator. We intend to accomplish this by increasing the use of technology to streamline further our loan origination and underwriting processes, by rigorously applying and continuously improving our underwriting criteria and processes in order to minimize defaults and losses and by collecting comprehensive performance data on our portfolio to refine our underwriting guidelines and risk-based pricing;

•	Growing our loan originations by growing both our retail and wholesale channels, improving market penetration in our existing markets, increasing loan originations through the Internet and building the “Aames Home Loan” brand. In addition, we will continue to originate loan products that are less sensitive to increases in interest rates than rate-term refinance mortgage loans, such as purchase money mortgage loans and cash-out refinance loans, which we believe makes our originations less vulnerable to declines resulting from increases in interest rates; and

•	Servicing our loans to enhance the performance of our retained portfolio, and growing our servicing operation with our portfolio which will lower our per loan servicing costs through economies of scale.

Our Competitive Advantages

We believe that we have the following competitive advantages:

•	Large Scale Originations Through Multiple Loan Origination Channels. We originate mortgage loans through both our retail and wholesale channels, which provide us with a more diverse origination platform than many of our competitors. Aames Financial originated over $5 billion of subprime residential mortgage loans in 2003 and $1.7 billion in the quarter ended December 31, 2003, making it the ninth largest retail subprime originator and the thirteenth largest wholesale subprime originator in the United States according to the Quarterly Data Report of The National Mortgage News for the fourth quarter of 2003. Our retail channel, a 50 year old franchise with 93 branches across the United States operating under the name “Aames Home Loan,” puts us in direct contact with many of our customers. This enables us to generate loan origination fee income and gives us the ability to establish a relationship that we believe drives future business and the opportunity to create customer loyalty that we believe makes our retail customers less interest-rate sensitive. In addition, originating loans through both our retail and wholesale channels gives us the stability of a retail franchise, together with the ability of wholesale to respond more quickly to changes in the marketplace.

•	Disciplined Underwriting Guidelines and Efficient Supporting Processes and Technology. Our use of technology to integrate sophisticated risk management models, maintain credit decision consistency and drive loss mitigation efforts has increased underwriting efficiency and lowered our costs. Combined with our results-oriented compensation program based on a combination of volume, profitability, efficiency and quality, we believe we are able to efficiently produce profitable loans.

•	Quality Customer Service. Our highly trained loan officers and account executives work closely with our customers and customer-focused processing and underwriting teams to provide quick loan approvals, quality service and to be responsive to borrowers’ and brokers’ needs, including funding to meet our customer’s timeline. We believe our focus on service, quality and efficiency results in increased originations through referrals from borrowers and repeat business from brokers that are highly satisfied with our underwriting and funding process.

•	A Developed and Scalable Servicing Platform and Experienced Servicing Personnel. Aames Financial currently has in place an experienced subprime residential mortgage loan servicing team and a highly scalable servicing platform. We believe that our current servicing platform, which features experienced managers leading a team of over 80 employees who collectively service a portfolio of over $2.0 billion, can be quickly grown to service our REIT portfolio, and will maximize the performance of the loans in our REIT portfolio through effective collections and loss mitigation, providing us with a significant advantage compared with other mortgage REITs that do not have comparable operations.

•	Seasoned Management Team. We hired an experienced CEO and a new senior management team beginning in 1999, who have successfully increased loan production, decreased unit costs of production and increased profits over the past four years. Our management team includes executives with significant experience with large commercial banks (including 20 years for our CEO and 15 years for our CFO), and experienced mortgage bankers and other financial services industry professionals with experience investing in and managing portfolios of residential mortgage loans and residential mortgage-backed securities. We believe that our management team’s experience in consumer lending portfolio management will provide us with a significant advantage compared with other mortgage REITs without portfolio management expertise.

Our Loan Products

We offer a variety of both fixed-rate loans and hybrid/adjustable rate loans. Aames Financial’s principal loan product is a subprime residential mortgage loan with a fixed principal amount and term to maturity which is secured by a first or second mortgage on the borrower’s residence with either a fixed or adjustable interest rate. Subprime residential mortgage loans are loans made to homeowners whose borrowing needs may not be met by traditional financial institutions due to credit exceptions or other factors and generally cannot be directly marketed to agencies such as Fannie Mae and Freddie Mac. Aames Financial originates its residential mortgage loans through its retail and wholesale production channels. Aames Financial’s retail channel produces loans through its retail branch network and through its National Loan Centers, which produce loans primarily through affiliations with sites on the Internet. Aames Financial’s wholesale channel produces loans through its account executives throughout the United States (including purchasing a limited amount of closed loans from mortgage brokers on a continuous or “flow” basis) and by sourcing loans through telemarketing and the Internet.

Underwriting

We underwrite each mortgage loan that we originate in both our wholesale and retail channels in accordance with our underwriting guidelines. We have developed underwriting processes and criteria that we believe generate quality loans and give us the ability to approve and fund loans quickly. Our underwriting guidelines are designed to help us evaluate a borrower’s credit history, capacity, willingness and ability to repay the loan, and the value and adequacy of the collateral. We review the borrower’s credit history from all three nationally recognized credit bureaus. In addition, we review credit scores derived from the borrower’s credit history by one or more nationally recognized credit scoring models.

Our underwriting policy is to analyze the overall situation of the borrower and to take into account compensating factors that may be used to offset certain areas of weakness. These compensating factors include credit scores, proposed reductions in the borrower’s debt service expense, employment stability, number of years in residence and net disposable income. Based upon this analysis, we can determine loan terms and conditions to produce loans that we believe are appropriately priced, meet our quality standards, and are profitable. Our underwriting process and guidelines require a rigorous application review and documentation designed to maximize the value of our mortgage loans.

Our Underwriting Personnel.    All of our loans are underwritten by our on-staff underwriting personnel. We do not delegate underwriting authority to any broker or third party. We regularly train our loan originators on emerging trends in production, and we believe that our originators and underwriters are highly qualified and experienced and are familiar with our underwriting guidelines. We believe that our regionalized underwriting process provides us with the ability to fund loans faster than many of our competitors, and that the experience of our loan originators and branch managers, our information systems and our rigorous quality control process ensure the continued quality of our loans.

Our Underwriting Guidelines.    Our underwriting guidelines are established by our credit committee, which is headed by Geoffrey F. Sanders, Executive Vice President and Chief Credit Officer. The credit committee meets regularly with our production and operations managers to review proposed changes to underwriting guidelines. If an individual loan application does not meet our formal written underwriting guidelines, but the underwriter is confident both that the borrower has the ability and willingness to pay and that the property provides adequate collateral for the borrower’s obligations, our underwriters can make underwriting exceptions up to certain limits within our formal exception policies and approval authorities. We may, from time to time, apply underwriting criteria that are either more stringent or more flexible depending upon the economic conditions of a particular geographic market.

A critical function of our underwriting process is to identify the level of credit risk associated with each applicant for a mortgage loan. We have established six principal classifications, with respect to the credit profile of potential borrowers, and we assign a rating to each loan based upon these classifications. We assign credit grades by analyzing mortgage payment history, consumer credit history, credit score, bankruptcy history and debt-to-income ratio. For the three months ended December 31, 2003 66.0% of the loans we originated were classified as A+, 16.0% as A, 6.0% as A-, 7.0% as B, 4.0% as C and 1.0% as C-.

Credit scores are obtained by Aames Financial in connection with mortgage loan applications to help assess a borrower’s creditworthiness. Credit scores are obtained from credit reports provided by various credit reporting organizations, each of which may employ differing computer models and methodologies. The credit score is designed to assess a borrower’s credit history at a single point in time, using objective information currently on file for the borrower at a particular credit reporting organization. Information utilized to create a credit score may include, among other things, payment history, delinquencies on accounts, level of outstanding indebtedness, length of credit history, types of credit, and bankruptcy experience. Credit scores range from approximately 400 to approximately 800, with higher scores indicating an individual with a more favorable credit history compared to an individual with a lower score. However, a credit score purports only to be a measurement of the relative degree of risk a borrower represents to a lender; that is, a borrower with a higher score is statistically expected to be less likely to default in payment than a borrower with a lower score. Moreover, credit scores were developed to indicate a level of default probability over the period of the next two-years, which does not correspond to the life of a mortgage loan. Furthermore, credit scores were not developed specifically for use in connection with mortgage loans, but for consumer loans in general. Therefore, a credit score does not take into consideration the differences between mortgage loans and consumer loans generally or the specific characteristics of the related mortgage loan including, for example, the LTV or CLTV (defined below), the collateral for the mortgage loan, or the debt to income ratio. There can be no assurance that the credit scores of the mortgagors will be accurate predictors of the likelihood of repayment of the related mortgage loans.

An assessment of the adequacy of the real property as collateral for the loan is primarily based upon an appraisal of the property and a calculation of the loan-to-value ratios of the loan applied for (the LTV) and of all mortgages existing on the property, including the loan applied for, (the combined loan-to-value ratio or CLTV) to the appraised value of the property at the time of origination. Appraisers determine a property’s value by reference to the sales prices of comparable properties recently sold, adjusted to reflect the condition of the property as determined through inspection. As a lender that generally specializes in loans made to credit impaired borrowers, Aames Financial makes home equity mortgage loans to borrowers with credit histories or other factors that might disqualify them from consideration for a loan from traditional financial institutions. Aames Financial’s underwriting guidelines for such credit impaired borrowers may, in certain instances, allow for higher combined loan-to-value ratios than would typically be the case if the borrower could qualify for a loan from a traditional financial institution, and at generally higher interest rates than the borrower could qualify for from a traditional financial institution.

The underwriting of a mortgage loan to be originated or purchased by Aames Financial generally includes a review of the completed loan package, which includes the loan application, a current appraisal, a preliminary title report and a credit report. All loan applications and all closed loans offered to Aames Financial for purchase must be approved by Aames Financial in accordance with its underwriting criteria. Aames Financial regularly reviews its underwriting guidelines and makes changes when appropriate to respond to market conditions, the performance of loans representing a particular loan product or changes in laws or regulations.

Aames Financial requires title insurance coverage issued on an American Land Title Association (or similar) form of title insurance on all residential properties securing mortgage loans Aames Financial originates or purchases. The loan originator and its assignees are generally named as the insured. Title insurance policies indicate the lien position of the mortgage loan and protect Aames Financial against loss if the title or lien position is not as indicated. The applicant is also required to maintain hazard and, in certain instances, flood insurance, in an amount sufficient to cover the new loan and any senior mortgage, subject to the maximum amount available under the National Flood Insurance Program.

Current Underwriting Guidelines.    Our current underwriting guidelines, called Super Aim, became effective in October 2003 and require a minimum credit score of 500, although a higher credit score is often required to qualify for the maximum LTV under the program. The following chart generally outlines the parameters of the credit grades of our Super Aim underwriting guidelines.

	“A+”	“A”	“A-”	“B”	“C”	“C-”
12 Month Mortgage History	0-30	1 X 30	3 X 30	1 X 60	1 X 90	1 X 120
Minimum Credit Score	500	500	500	500	500	500
BK/NOD/FC(1) Seasoning	24 months	24 months	24 months	18 months	12 months	No current BK/NOD
Full Documentation, Owner Occupied Max LTV	80%; 95% for credit score of 550 or above	80%; 95% for credit score of 550 or above	80%; 95% for credit score of 550 or above	80%; 90% for credit score of 550 or above	75%; 85% for credit score of 550 or above	70%
Stated Owner Occupied Max LTV	80%; 90% for credit score of 580 or above	80%; 90% for credit score of 620 and above	75%; 80% for credit score of 525 and above	75%; 80% for credit score of 550 and above	70%; 75% for credit score of 550 or above	Not available

(1)	Bankruptcy, notice of default and foreclosure

Our mortgage programs include several levels of documentation used to verify the borrower’s income:

•	Full Documentation: The highest level of income documentation. Generally a stable, two-year history of the income is required. A wage-earner may document income by any of the following: a verification of employment; the borrower’s most recent two-years W-2 forms and a current pay-stub reflecting year-to-date income; the borrower’s most recent two-years IRS Form 1040’s and a year-to-date statement of profit-and-loss; or the borrower’s most recent 24-months personal bank statements showing average monthly deposits sufficient to support the qualifying income. A self-employed borrower may document income with either the most recent two-years federal tax returns or bank statements.

•	Limited Documentation: For borrowers who have less than a two-year history of stable income or who otherwise cannot meet the requirements of the full documentation program. This program generally requires a six-month history of stable income, together with six-month personal bank statements to support their qualifying income.

•	Stated Income: The borrower’s income used to qualify for the loan is taken from the borrower’s signed application and must be reasonable for the borrower’s line of work or profession. All self-employed borrowers must provide satisfactory evidence of existence of the business and show a history of two years employment in the same profession on the loan application.

Our Super Aim underwriting guidelines became effective October 1, 2003. The following table sets forth Aames Financial’s loan production under our Super Aim guidelines during the quarter ended December 31, 2003 (unaudited and dollars in thousands):

Credit Grade	Aggregate Dollar Amount of Loans	% of Total	Average Credit Score	Weighted Average Interest Rate(1)	Weighted Average Combined Loan-to-Value Ratio
A+	$1,094,729	66%	627	7.4%	82%
A	267,861	16	595	7.5	81
A-	105,945	6	567	7.9	79
B	119,771	7	553	8.2	76
C	54,264	4	547	9.0	71
C-	16,686	1	539	10.0	69
D	232	NM	505	8.5	76

Total	$1,659,488	100%	609	7.60%	81%

Because Aames Financial’s underwriting guidelines prior to October 1, 2003 were different from our Super Aim guidelines, information concerning loan production for prior periods by credit grade would not be meaningful. The following tables presents certain information about Aames Financial’s total loan production by credit score range during the quarter and six months ended December 31, 2003 (unaudited) and the years ended June 30, 2003, 2002 and 2001 (dollars in thousands):

LOAN ORIGINATIONS DURING THE QUARTER ENDED DECEMBER 31, 2003

Credit Score Range	Aggregate Dollar Amount of Loans	% of Total	Weighted Average Interest Rate(1)	Weighted Average Combined Loan-to-Value Ratio
540 and below	$225,262	13%	8.4%	75%
541-580	297,691	18	8.0	82
581-620	382,379	23	7.5	82
621-660	426,156	26	7.4	82
661-700	208,000	13	7.1	81
Above 700	113,844	7	7.0	80
Not available	6,156	NM	9.4	91

Total	$1,659,488	100%	7.6%	81%

LOAN ORIGINATIONS DURING THE SIX MONTHS ENDED DECEMBER 31, 2003

Credit Score Range	Aggregate Dollar Amount of Loans	% of Total	Weighted Average Interest Rate(1)	Weighted Average Combined Loan-to-Value Ratio
540 and below	$406,234	13%	8.4%	75%
541-580	551,302	17	8.0	81
581-620	712,781	23	7.5	81
621-660	798,133	25	7.4	81
661-700	429,278	14	7.0	80
Above 700	250,462	8	6.8	77
Not available	8,707	NM	9.4	88

Total	$3,156,897	100%	7.5%	80%

LOAN ORIGINATIONS DURING THE YEAR ENDED JUNE 30, 2003

Credit Score Range	Aggregate Dollar Amount of Loans	% of Total	Weighted Average Interest Rate(1)	Weighted Average Combined Loan-to-Value Ratio
540 and below	$543,670	12%	8.7%	74%
541-580	776,959	18	8.5	78
581-620	1,020,023	23	8.0	81
621-660	1,153,490	26	7.7	81
661-700	574,698	13	7.4	80
Above 700	371,272	8	7.1	77
Not available	6,068	NM	9.2	74

Total	$4,446,180	100%	7.9%	79%

LOAN ORIGINATIONS DURING THE YEAR ENDED JUNE 30, 2002

Credit Score Range	Aggregate Dollar Amount of Loans	% of Total	Weighted Average Interest Rate(1)	Weighted Average Combined Loan-to-Value Ratio
540 and below	$322,829	10%	10.0%	73%
541-580	632,264	20	9.6	76
581-620	812,975	25	9.1	79
621-660	801,811	25	8.6	79
661-700	399,755	12	8.2	77
Above 700	264,715	8	7.8	74
Not available	8,160	NM	9.9	75

Total	$3,242,509	100%	9.0%	77%

LOAN ORIGINATIONS DURING THE YEAR ENDED JUNE 30, 2001

Credit Score Range	Aggregate Dollar Amount of Loans	% of Total	Weighted Average Interest Rate(1)	Weighted Average Combined Loan-to-Value Ratio
540 and below	$237,629	10%	11.7%	72%
541-580	570,965	24	10.9	76
581-620	636,053	27	10.3	79
621-660	493,099	21	9.8	78
661-700	251,173	11	9.4	77
Above 700	160,328	7	9.0	74
Not available	22,383	NM	10.9	73

Total	$2,371,630	100%	10.3%	77%

(1)	Calculated with respect to the interest rate at the time the loan was originated or purchased by Aames Financial, as applicable.

NM = Not meaningful

Mortgage Loan Production

The following table presents certain information about Aames Financial’s mortgage loan production at or during the six months ended December 31, 2003 and 2002 and years ended June 30, 2003, 2002 and 2001:

	Six Months Ended December 31,		Year Ended June 30,
	2003	2002	2003	2002	2001
Retail loan production:
Total dollar amount (in thousands)	$1,168,675	$968,447	$1,795,447	$1,609,875	$1,180,551
Number of loans	9,077	8,420	15,325	17,108	15,398
Average loan amount	$128,751	$115,017	$117,158	$94,101	$76,669
Average initial combined LTV	76.56%	77.24%	77.21%	76.07%	74.83%
Weighted average interest rate(1)	7.27%	7.70%	7.67%	8.89%	10.27%
Number of retail branch offices and National Loan Centers at period end	95	94	93	100	101
Wholesale loan production(2):
Total dollar amount (in thousands)	$1,988,222	$1,307,446	$2,650,733	$1,632,634	$1,191,079
Number of loans	13,977	9,229	19,009	12,793	10,910
Average loan amount	$142,250	$141,667	$139,446	$127,619	$109,173
Average initial combined LTV	82.00%	80.46%	80.10%	78.85%	78.89%
Weighted average interest rate(1)	7.69%	8.24%	7.96%	9.04%	10.26%
Number of regional wholesale operations centers at period end	5	4	4	4	5
Total loan production:
Total dollar amount (in thousands)	$3,156,897	$2,275,893	$4,446,180	$3,242,509	$2,371,630
Number of loans	23,054	17,649	34,334	29,901	26,308
Average loan amount	$136,935	$128,953	$129,498	$108,441	$90,149
Average initial combined LTV	79.99%	79.09%	78.93%	77.47%	76.78%
Weighted average interest rate(1)	7.53%	8.01%	7.84%	8.96%	10.27%

(1)	Calculated with respect to the interest rate at the time the mortgage loan was originated or purchased by Aames Financial.
(2)	Includes the purchase of closed loans on a flow basis from correspondents of $4.1 million, $4.2 million, $19.3 million, $24.2 million and $40.4 million during the six months ended December 31, 2003 and 2002 and the years ended June 30, 2003, 2002 and 2001, respectively.

The following tables summarize certain information about our loan origination during the six months ended December 31, 2003 and 2002 and during the year ended June 30, 2003, 2002 and 2001 (dollars in thousands):

	During the Six Months Ended December 31,		Year Ended June 30,
	2003	2002	2003	2002	2001
	(unaudited)
Purpose:
Cash-out refinance	$1,907,737	$1,472,461	$2,822,770	$1,999,125	$1,394,038
Purchase money	994,513	473,792	1,044,557	585,355	566,384
Rate/term refinance	254,647	329,640	578,853	658,029	411,208

	$3,156,897	$2,275,893	$4,446,180	$3,242,509	$2,371,630

Property type:
Single family residence	$2,789,292	$2,023,848	$3,943,157	$2,897,012	$2,120,666
Multi-family residence	198,728	127,171	262,968	189,774	153,627
Condominiums	168,767	118,952	230,994	147,290	88,886
All other	110	5,922	9,061	8,433	8,451

	$3,156,897	$2,275,893	$4,446,180	$3,242,509	$2,371,630

The following table shows our loan originations by geographic region for the six months ended December 31, 2003 and for the years ended June 30, 2003, 2002 and 2001:

	Six Months Ended December 31, 2003		Year Ended June 30, 2003		Year Ended June 30, 2002		Year Ended June 30, 2001
State of Mortgage Property	Loans Funded (in thousands)	Percentage of Total	Loans Funded (in thousands)	Percentage of Total	Loans Funded (in thousands)	Percentage of Total	Loans Funded (in thousands)	Percentage of Total
	(unaudited)
California	$1,182,972	37.5%	$1,529,113	34.4%	$943,684	29.1%	$653,819	27.6%
Florida	526,703	16.7	571,078	12.8	307,970	9.5	214,129	9.0
Texas	219,096	6.9	340,896	7.7	278,573	8.6	156,768	6.6
New York	171,029	5.4	281,167	6.3	150,845	4.7	110,279	4.7
Other Western States (AZ, CO, HI, ID, MT, NV, NM, OR, UT, WA, WY)	335,406	10.6	538,699	12.1	496,249	15.3	382,995	16.1
Midwestern States (IL, IN, IA, KS, MI, MN, MO, NE, ND, OH, SD, WI)	280,019	8.9	504,786	11.4	554,074	17.1	506,058	21.3
Other Northeastern States (CT, DE, ME, MD, MA, NH, NJ, PA, RI)	259,839	8.2	378,363	8.5	273,095	8.4	150,568	6.4
Other Southeastern States (AR, GA, KY, LA, MS, NC, OK, SC, TN, VA, WV)	181,833	5.8	302,078	6.8	238,019	7.3	197,014	8.3

Total	$3,156,897	100.0%	$4,446,180	100.0%	$3,242,509	100.0%	$2,371,630	100.0%

Total loan production during the six months ended December 31, 2003 increased $881.0 million, or 38.7%, to $3.2 billion over the $2.3 billion of total loan production during the six months ended December 31, 2002. Total loan production during the six months ended December 31, 2003 increased due to the combination of our adoption of new mortgage loan product guidelines, continued strong demand for subprime products in the generally favorable mortgage interest rate environment prevailing in the marketplace, and improved geographic diversification in the wholesale channel.

Total loan production during the year ended June 30, 2003 increased $1.2 billion, or 37.5%, to $4.4 billion over $3.2 billion of total loan production during the year ended June 30, 2002 which, in turn, was a $870.9 million, or 36.7%, increase over the $2.4 billion during the year ended June 30, 2001. The increase in our total loan origination volumes during the year ended June 30, 2003 over production volumes during the comparable periods in 2002 and 2001 was due primarily to the continuation of the favorable mortgage interest rate environment and, to a lesser extent, to the issuance of new uniform underwriting guidelines designed to improve our competitive position and to provide greater underwriting consistency among the retail and wholesale origination channels.

Production Channels

Retail Loan Channel.    Aames Financial originates home equity mortgage loans through its retail branch network and through its National Loan Centers, which produce loans primarily through affiliations with sites on the Internet. At December 31, 2003, Aames Financial had 93 retail offices and two National Loan Centers serving borrowers throughout the United States. Aames Financial continually monitors its retail operations and evaluates current and potential retail offices on the basis of selected demographic statistics, marketing analyses and other criteria developed by Aames Financial.

Aames Financial generates applications for loans through its retail loan office network principally through a direct response marketing program, which relies primarily on the use of direct mailings to homeowners, telemarketing and yellow-page listings. We believe that our marketing efforts establish name recognition and serve to distinguish Aames Financial from its competitors. Aames Financial continually monitors the sources of its applications to determine the most effective methods and manner of marketing. Aames Financial generates customer leads for the retail network in two ways: produced by Aames Financial based upon Aames Financial derived models and commercially developed customer lists and generated by the local branch by the loan officers who are familiar with the local area. Aames Financial’s direct mail invites prospective borrowers to call Aames Financial to apply for a loan. Direct mail is often followed up by telephone calls to potential customers. Contact with the customer is handled through the local branch. On the basis of an initial screening conducted at the time of the call, Aames Financial’s loan officer at the local retail loan office makes a preliminary determination of whether the customer and the property meet Aames Financial’s lending criteria. The loan officer may complete the application over the telephone, or schedule an appointment in the retail loan office most conveniently located to the customer or in the customer’s home, depending on the customer’s needs.

Our two retail National Loan Centers obtain leads through several commercially available Internet sites as well as through its own Internet web site “Aames.net.” On the basis of information provided by the customer through the Internet, a preliminary determination is made as to whether the customer and the property meet our lending criteria. Once Aames Financial receives the lead, a loan officer contacts the prospective customer by telephone and the customer completes the application by telephone or mail.

Whether in the retail branches or in the National Loan Centers, the loan officer assists the applicant in completing the loan application, arranges for an appraisal, orders a credit report from an independent, nationally recognized credit reporting agency and performs various other tasks in connection with the completion of the loan package. The loan package is underwritten for loan approval on a centralized basis. If we approve the loan package, the loan is funded by Aames Financial. Aames Financial’s loan officers are trained to structure loans that meet the applicant’s needs while satisfying our lending guidelines.

Total retail production was $1.2 billion during the six months ended December 31, 2003 an increase of $200.2 million, or 20.7%, over the $968.4 million of total retail production during the six months ended December 31, 2002. Total retail production was $1.8 billion during the year ended June 30, 2003, an increase of $185.6 million, or 11.5%, from the $1.6 billion of total retail production reported during the year ended June 30, 2002 which, in turn, was a $429.3 million, or 36.4%, increase over the $1.2 billion of total retail production reported during the year ended June 30, 2001.

Wholesale Channel.    Aames Financial originates mortgage loans through its network of approximately 3,000 independent wholesale mortgage brokers throughout the United States, none of which accounts for more than 5.0% of total wholesale originations.

The broker’s role is to identify the applicant, assist in completing the loan application, gather necessary information and documents, submit the application requesting the interest rate and term of the loan, and serve as our liaison with the borrower through the lending process. Aames Financial reviews and underwrites the applications submitted by the broker in accordance with our underwriting guidelines and then approves or denies the application. If the loan is approved, we approve or counter offer the requested interest rate and other terms of the loan and, upon acceptance by the borrower and satisfaction of all conditions imposed by us, fund the loan. Because brokers conduct their own marketing and employ their own personnel to complete loan applications and maintain contact with borrowers, originating loans through our wholesale network allows us to increase our loan volume without incurring the higher marketing and employee costs associated with retail originations.

Because mortgage brokers generally submit loan files to several prospective lenders simultaneously, consistent underwriting, quick response times and personal service are critical to successfully producing loans through independent mortgage brokers. To meet these requirements, we strive to provide quick response time to the loan application (generally within 24 hours). In addition, the loans are processed and underwritten in regional offices, and loan consultants, loan processors and underwriters are available to answer questions, assist in the loan application process and facilitate ultimate funding of the loan.

We use telemarketing and the Internet to increase our wholesale loan production and further penetrate the non-conforming home equity broker market through our “Broker Direct” program. Through Broker Direct, Aames Financial makes outbound telemarketing calls to brokers that have been inactive for the past 90 days and brokers who are not currently doing business with Aames Financial or are outside the geographic areas served by the loan officers. Aames Financial also obtains leads through its internet web site “AamesDirect.com.” An increasing amount of our wholesale mortgage loan production is originated through “Broker Direct.” We expect “Broker Direct” to continue to generate an increasing dollar amount and percentage of wholesale loan production in the coming quarters as general market acceptance by brokers of broker telemarketing and Internet use grows and Aames Financial continues to enhance its “Broker Direct” capabilities.

Our total wholesale production increased $680.8 million, or 52.1%, to $2.0 billion during the six months ended December 31, 2003 over the $1.3 billion of total wholesale production during six months ended December 31, 2002. In November 2003, we added a regional wholesale operations center in the Northeastern United States, which enabled to increase its production in that region.

Our total wholesale loan production increased $1.1 billion, or 62.4%, to $2.7 billion during the year ended December 31, 2003 over $1.6 billion of total wholesale loan production during the year ended June 30, 2002 which, in turn, was an increase of $441.6 million, or 37.1%, over the $1.2 billion reported during the year ended June 30, 2001.

The following table sets forth the number of retail branches and wholesale operations centers we operated at December 31, 2003 and 2002:

	December 31,
	2003	2002
	(unaudited)
Retail branches	93	92
National Loan Centers	2	2
Regional wholesale operations centers	5	4

Quality Control.    Aames Financial’s quality control program is intended to monitor and improve the overall quality of loan production generated by Aames Financial’s retail loan channel and independent mortgage wholesale channel and identify and communicate to management existing or potential underwriting and loan packaging problems or areas of concern. The quality control file review examines compliance with Aames Financial’s underwriting guidelines and federal and state regulations. This is accomplished by focusing on:

•	the accuracy of all credit and legal information;

•	a collateral analysis which may include a desk or field re-appraisal of the property and review of the original appraisal, and where indicated, a new appraisal of the property;

•	employment and/or income verification; and

•	legal document review to ensure that the necessary documents are in place.

Loan Disposition

Aames Financial has experience in selling loans in two types of transactions—whole loan sales and securitizations. Before the merger and initial public offering, whole loan sales were generally executed on a servicing released basis, meaning that the loans were sold, together with the servicing rights, to the buyer of the loan.

After the merger and initial public offering, we will continue to sell loans on a servicing-released basis, but will do so primarily through our taxable REIT subsidiary, Aames Financial, so that we can capture any gain on the sale of these loans and thereby grow our equity capital base and accumulate cash to enhance liquidity. Aames Financial will sell a majority of the fixed-rate mortgage loans that it originates and the hybrid/adjustable rate loans that we choose not to include in our REIT portfolio. We expect that these loans generally will be sold within 45 days of funding, and Aames Financial will service these loans during the period between origination and the transfer of servicing to the buyer, which is generally within 90 days after the sale of the loan. Aames Financial will generate income primarily from:

•	gain on sale income, which is the premium received on the sale of the loans;

•	net interest income; and

•	origination fee income, which consists of points and fees charged to borrowers (less yield spread premiums paid, if any, which are fees paid to wholesale brokers for mortgage loans they originate).

Aames Financial’s historical securitizations were structured as sales for both tax and financial accounting purposes. In these securitizations, Aames Financial would sell a pool of mortgage loans into a trust, which then would issue securities or bonds collateralized by those mortgage loans. Aames Financial would sometimes retain, and at other times sell, the servicing rights to the securitized mortgages, as well as an interest in the pool of mortgages, called a residual, that entitled it to the remaining interests in the loans, if any, after all of the obligations on the issued securities or bonds had been paid in full.

We apply the net proceeds of our loan dispositions, whether through securitizations or whole loan sales, to pay down our warehouse and repurchase facilities in order to make available capacity under these facilities for future funding of mortgage loans.

The following table sets forth certain information regarding Aames Financial’s securitizations and whole loan sales during the periods presented (in thousands):

	Six Months Ended December 31,		Year Ended June 30,
	2003	2002	2003	2002	2001
	(unaudited)
Loans pooled and sold in securitizations	$—	$314,958	$314,958	$584,964	$1,231,464
Whole loan sales	2,900,798	1,781,673	4,188,678	2,610,041	1,102,465

Total loans sold	$2,900,798	$2,096,631	$4,503,636	$3,195,005	$2,333,929

Aames Financial maximizes opportunities in its loan disposition transactions by selling its loan production through a combination of securitizations and whole loan sales, depending on market conditions, taking under consideration relative profitability and cash flows. Aames Financial generally realizes higher gain on sale on securitizations than it does on whole loan sales for cash. The higher gain on sale in securitization transactions is attributable to the excess spread and mortgage servicing rights associated with retaining a residual interest and the servicing on the mortgage loans in the securitization, respectively, net of transactional costs. In a securitization the underlying pass-through certificates or bonds are generally overcollateralized by Aames Financial depositing mortgage loans with a principal balance exceeding the principal balance of the pass-through certificates or bonds. The upfront overcollateralization required in securitizations is generally cash flow negative to Aames Financial in the early years of the securitization. In whole loan sales with servicing released, the gain on sale is generally lower than gains realized in securitizations, but Aames Financial receives the gain in the form of cash.

Aames Financial’s total loan dispositions during the six months ended December 31, 2003 increased $804.2 million, or 38.4%, to $2.9 billion over the $2.1 billion of total loan dispositions reported during the comparable six-month period a year ago. All of Aames Financial’s $2.9 billion of loan dispositions during the six months ended December 31, 2003 were in the form of whole loan sales for cash. Aames Financial’s sole reliance on whole loan sales as its loan disposition strategy during the six months ended December 31, 2003 was due to attractive pricing conditions prevailing in the whole loan sale markets. During the six months ended December 31, 2002, loans sold in securitizations and whole loan sales for cash were $315.0 million and $1.8 billion, respectively. Changes in the secondary mortgage markets, the current interest rate environment and the current economic climate could affect the mix in the composition of Aames Financial’s strategy of selling loans in the form of securitizations or whole loan sales.

In prior quarters, when Aames Financial disposed of loans in securitization transactions, each agreement that Aames Financial entered into in connection with such securitizations required either the overcollateralization of the trust or the establishment of a reserve account that may initially be funded by cash deposited by Aames Financial. If delinquencies or losses exceed certain established limits, as applicable, certain additional credit-enhancement aspects of the trust are triggered. In a securitization credit-enhanced by a monoline insurance policy, any further losses experienced in excess of the established overcollateralization amount by holders of the senior interests in the related trust will be paid by the insurer under such policy. To date, there have been no claims on any monoline insurance policy obtained in any of Aames Financial’s securitizations.

In fiscal 2003, Aames Financial relied predominantly on whole loan sales as its loan disposition strategy due primarily to favorable conditions in the whole loan market, and to limited capacity under and the expiration of the Forward Residual Sale Facility. In addition, Aames Financial was able to sell a greater portion of its loan production by reducing the time between loan origination and loan disposition during the year ended June 30, 2003. Aames Financial had used the Residual Facility, which expired on March 31, 2003, to include securitizations in its loan disposition strategy by reducing the negative cash flow aspects of securitization and by providing another source of cash to Aames Financial through periodic sales of residual interests for cash. In the securitizations which closed during the years ended June 30, 2003, 2002 and 2001, Aames Financial sold for cash of $8.7 million, $16.4 million and $45.1 million, respectively, its residual interests through utilization of the Residual Facility. The Residual Facility was made available through CZI, an affiliate of Specialty Finance Partners. Aames Financial has sold all of its loan production in whole loan sales since the expiration of the facility. Aames Financial’s evaluation of loan disposition strategies going forward will include the negative cash flow considerations associated with the upfront overcollateralization required in securitizations compared to the positive cash flow considerations of whole loan sales for cash.

Loan Servicing

We expect that Aames Financial will continue to service residential mortgage loans. Aames Financial currently has in place an experienced subprime mortgage loan servicing team and a highly scalable servicing platform. Aames Financial has over 80 servicing employees, and a portfolio of over $2.0 billion, and with our current servicing management and systems, our servicing platform is capable of servicing a portfolio over $5.0 billion. Our servicing portfolio consists mainly of loans serviced on an interim basis, including loans held for sale and loans subserviced for others on an interim basis, and to a lesser extent mortgage loans securitized prior to 2000, for which we retained servicing. Servicing includes collecting and remitting loan payments, accounting for principal and interest, contacting delinquent borrowers, managing borrower defaults and liquidating foreclosed properties. As a means to maximize profitability and cash flow from securitizations, Aames Financial has sold the servicing rights in securitizations during the years ended June 30, 2003, 2002 and 2001 for cash to nonaffiliated mortgage loan servicing companies. Moreover, Aames Financial does not retain servicing on loans it sells in whole loan sales for cash.

Aames Financial receives a servicing fee for loans in its securitization trusts based on a percentage of the unpaid principal balance of each loan serviced. Servicing fees are collected by Aames Financial out of the borrowers’ monthly payments. In addition, Aames Financial, as servicer, generally receives all prepayment and late fees and assumption charges paid by borrowers on loans serviced directly by Aames Financial, as well as other miscellaneous fees for performing various loan servicing functions.

The following table sets forth certain information regarding our servicing portfolio at December 31, 2003 and 2002 and June 30, 2003, 2002 and 2001 (dollars in thousands):

	December 31,		June 30,
	2003	2002	2003	2002	2001
	(unaudited)
Mortgage loans serviced:
Loans serviced on an interim basis	$1,975,192	$1,417,007	$910,671	$991,189	$721,932
Loans in securitization trusts	290,485	952,575	741,132	1,191,560	1,810,831

Serviced in-house	2,265,677	2,369,582	1,651,803	2,182,749	2,532,763
Loans in securitization trusts subserviced by others	68,228	104,506	87,829	125,421	184,018

Total servicing portfolio	$2,333,905	$2,474,088	$1,739,632	$2,308,170	$2,716,781

Percentage serviced in-house	97.1%	95.8%	94.9%	94.6%	93.2%

Our total servicing portfolio at December 31, 2003 increased $594.0 million, or 34.1%, over $1.7 billion at June 30, 2003, reflecting an increase in loans serviced on an interim basis partially offset by a decline in loans in securitization trusts serviced in-house due to Aames Financial’s call of certain securitization trusts and loan servicing portfolio runoff, in the form of principal amortization, prepayments and liquidations. Aames Financial’s portfolio of mortgage loans serviced on an interim basis increased $1.1 billion to $2.0 billion at December 31, 2003 over $911.0 million at June 30, 2003, and increased $1.0 billion over the $953.0 million of mortgage loans serviced on an interim basis at June 30, 2003. The increase at December 31, 2003 was attributable to Aames Financial’s increased mortgage loan production volumes resulting in more loans held for sale and serviced by Aames Financial on its own behalf and to increased interim servicing for loan buyers who had not yet transferred the loans to new servicers.

Aames Financial’s portfolio of mortgage loans in securitization trusts serviced in-house, declined by $450.0 million, or 60.7%, to $291.0 million at December 31,2003 from $741.0 million at June 30, 2003 due primarily to Aames Financial’s call of 10 securitization trusts which caused the portfolio of mortgage loans in securitization trusts to decline by $304.1 million and to, a lesser extent, portfolio run-off. Aames Financial’s $291.0 million portfolio of mortgage loans in securitization trusts serviced in-house at December 31, 2003 reflected a decrease of $1.1 billion, or 79.5%, from the $1.4 billion at December 31, 2002. The decrease is due to Aames Financial calling 17 securitization trusts and, to a lesser extent, to servicing portfolio run-off, in the form of principal amortization, prepayments and liquidations.

Moreover, we expect the remaining securitization trusts, which had a mortgage loan balance at December 31, 2003 of $358.7 million, to be callable in calendar year 2004. Aames Financial expects to call these securitization trusts by the end of calendar year 2004.

The agreements between Aames Financial and the securitization trusts typically require Aames Financial, in its role as servicer, to advance interest (but not principal) on delinquent loans to the holders of the senior interests in the related securitization trusts. The agreements also require Aames Financial to make certain servicing advances (e.g., for property taxes or hazard insurance) unless Aames Financial determines that such advances would not be recoverable. Each agreement that Aames Financial has entered into in connection with its securitizations requires either the overcollateralization of the trust or the establishment of a reserve account that may initially be funded by cash deposited by Aames Financial. If delinquencies or losses exceed certain established limits, as applicable, additional credit enhancement requirements of the trust are triggered. In a securitization credit-enhanced by a monoline insurance policy, any further losses experienced in excess of the established overcollateralization amount by holders of the senior interests in the related trust will be paid by the insurer under such policy. To date, there have been no claims on any monoline insurance policy obtained in any of Aames Financial’s securitizations.

In a senior/subordinated structure, losses in excess of the overcollateralization amount generally are allocated first to the holders of the subordinated interests and then to the holders of the senior interests of the trust. Realized losses on the loans are paid out of the related credit loss estimates established by Aames Financial at the time of securitization or paid out of principal and interest payments or overcollateralized amounts as applicable, and if necessary, from the related monoline insurance policy or the subordinated interests. Under Aames Financial’s December 1999 securitization trust, Aames Financial’s right to receive any prepayment penalties collected on loans in that securitization trust has been subordinated to the right to such prepayment penalties as payment to the securitization trust in order to create additional overcollateralization.

In addition, the agreements governing securitizations credit-enhanced by monoline insurance, typically provide that Aames Financial may be terminated as servicer by the monoline insurance company (or by the trustee with the consent of the monoline insurance company) upon certain events of default, including Aames Financial’s failure to perform its obligations under the servicing agreement, the rate of over 90-day delinquent loans (including properties acquired by foreclosure and not sold) exceeding specified limits, losses on liquidation of collateral exceeding certain limits, any payment being made by the monoline insurance company under its policy, and events of bankruptcy or insolvency. Pursuant to agreements relating to our two 1999 securitization trusts, the monoline insurer requires Aames Financial to maintain a specified net worth and level of liquidity in order to be able to continue to service the loans in those securitization trusts. Previously, Aames Financial did not satisfy the net worth test and, as a result, the monoline insurer could have terminated Aames Financial as servicer with respect to those securitization trusts. The monoline insurer waived Aames Financial’s failure to satisfy the net worth test and none of the servicing rights of Aames Financial were terminated. At December 31, 2003, Aames Financial met the specified net worth test. In addition, under Aames Financial’s 1999 securitization trusts, Aames Financial is appointed as a servicer on a term-to-term basis, and the monoline insurer has the right not to renew the term at any time. None of the servicing rights of Aames Financial have been terminated. The table below illustrates certain information regarding Aames Financial’s securitization trusts that have exceeded delinquency and loss triggers at December 31, 2003 and 2002 and June 30, 2003 and 2002 (dollars in thousands):

	December 31,		June 30,
	2003	2002	2003	2002
	(unaudited)
Securitization trusts:
Number	7	24	17	24
Total dollar amount of mortgage loans serviced in securitization trusts (in-house and subserviced)	$358,713	$1,057,081	$828,961	$1,316,981
Securitization trusts where Aames Financial may be terminated as servicer:
Number	7	15	13	15
Dollar amount of mortgage loans serviced in securitization trusts (in-house and subserviced)	$358,713	$708,037	$562,076	$880,193
Percentage of total dollar amount of mortgage loans serviced in securitization trusts (in-house and subserviced)	100%	67.0%	67.8%	66.8%

Loans in securitization trusts subserviced by others resulted from an arrangement with a loan servicing company entered into in fiscal 1999 whereby the loan servicing company purchased certain cumulative advances and agreed to make future servicing advances with respect to an aggregate of $388.0 million ($68.0 million at December 31, 2003) in principal amount of mortgage loans in securitization trusts.

Collections, Delinquencies and Foreclosures

Aames Financial sends borrowers a monthly billing statement approximately 10 days prior to the monthly payment due date. Although borrowers generally make loan payments within 10 to 15 days after the due date (the “grace period”), if a borrower fails to pay the monthly payment within this grace period, Aames Financial commences collection efforts by notifying the borrower of the delinquency. In the case of borrowers in the “B,” “C,” “C-” and “D” credit grades, collection efforts begin immediately after the due date. Aames Financial continues contact with the borrower to determine the cause of the delinquency and to obtain a commitment to cure the delinquency at the earliest possible time.

As a general matter, if efforts to obtain payment have not been successful, a pre-foreclosure notice will be sent to the borrower immediately after the due date of the next subsequently scheduled installment (five days after the initial due date for “C-” and “D” credit grades), providing 30 days’ notice of impending foreclosure action. During the 30-day notice period, collection efforts continue and Aames Financial evaluates various legal options and remedies to protect the value of the loan, including arranging for extended prepayment terms, accepting a deed-in-lieu of foreclosure, entering into a short sale (a sale for less than the outstanding principal amount) or commencing foreclosure proceedings. If no substantial progress has been made in collecting delinquent payments from the borrower, foreclosure proceedings will begin. Generally, Aames Financial will have commenced foreclosure proceedings when a loan is 45 to 100 days delinquent, depending upon credit grade, other credit considerations or borrower bankruptcy status.

Servicing and collection practices change over time in accordance with, among other things, Aames Financial’s business judgment, changes in portfolio performance and applicable laws and regulations.

The following table illustrates the mix of credit grades in Aames Financial’s servicing portfolio of the loans at the time of origination, based on our credit grade criteria at the time of origination, as of June 30, 2003 (dollars in thousands):

Credit Grade	Dollar Amount of Loans	% of	Weighted Average Combined Initial Loan-to-Value	Weighted Average Interest Rate
A	$829,636	48%	81%	8.0%
A-	395,262	23	76	9.4
B	307,110	18	74	9.7
C	102,974	6	68	10.6
C-	41,747	2	65	11.4
D	61,029	3	61	13.2
Other(1)	1,874	NM	49	11.0

Total	$1,739,632	100%	77%	9.0%

(1)	Consists of older loans that were not assigned a credit grade at origination.

NM = Not meaningful.

Aames Financial has historically experienced delinquency rates that are higher than those prevailing in its industry due to the origination of lower credit grade mortgage loans by Aames Financial.

The following table sets forth delinquency, foreclosure, and loss information of Aames Financial’s servicing portfolio at or during the periods indicated (dollars in thousands):

	At or During
	Six Months Ended December 31,		Year Ended June 30,
	2003	2002	2003	2002	2001
	(unaudited)
Percentage of dollar amount of delinquent loans to loans serviced (period end)(1)(2):
One month	0.4%	0.7%	0.7%	0.7%	1.7%
Two months	0.3	0.3	0.3	0.5	0.7
Three or more months:
Not foreclosed(3)	2.8	6.0	7.2	7.4	8.9
Foreclosed(4)	0.3	0.7	0.8	1.0	1.7

Total	3.8%	7.7%	9.0%	9.6%	13.0%

Percentage of total dollar amount of delinquent loans in:
Loans serviced on an interim basis	0.8%	1.1%	1.3%	1.5%	2.4%
Loans in securitization trusts serviced in-house and by other	20.4%	16.6%	17.4%	15.7%	16.8%
Percentage of dollar amount of loans foreclosed during the period to servicing portfolio(2)(5)	0.3%	0.7%	1.3%	2.2%	3.0%
Number of loans foreclosed during the period	91	242	417	780	1,238
Principal amount of foreclosed loans during the period	$5,524	$16,932	$27,703	$56,419	$89,884
Number of loans liquidated during the period	269	579	1,033	1,624	2,479
Net losses on liquidations during the period(6)	$10,180	$20,029	$35,669	$67,444	$91,754
Percentage of annualized losses to servicing portfolio(2)(5)	1.0%	1.6%	1.6%	2.6%	3.0%
Servicing portfolio at period end	$2,333,905	$2,474,088	$1,739,632	$2,308,170	$2,716,781

(1)	Delinquent loans are loans for which more than one payment is due.
(2)	The delinquency and foreclosure percentages are calculated on the basis of the total dollar amount of mortgage loans serviced by Aames Financial, and any subservicers as of the end of the periods indicated, including loans serviced on an interim basis of $2.0 billion and $953.0 million at December 31, 2003 and 2002, respectively, and $911.0 million, $991.0 million and $722.0 million at June 30, 2003, 2002 and 2001, respectively.
(3)	Represents loans which are in foreclosure but as to which foreclosure proceedings have not concluded.
(4)	Represents properties acquired following a foreclosure sale and still serviced by Aames Financial at period end.
(5)	The percentages were calculated to reflect the dollar volume of loans foreclosed or annualized losses, as the case may be, to the average dollar amount of mortgage loans serviced by Aames Financial and any subservicers during the related periods indicated.
(6)	Represents losses, net of gains, on properties sold through foreclosed or other default management activities during the period indicated.

Aames Financial has historically experienced delinquency rates that are higher than those prevailing in this industry due to the inclusion of lower credit grade mortgage loans in the securitization trusts. Delinquent loans (by principal balance) decreased at December 31, 2003 to $88.5 million from $156.5 million at June 30, 2003 and from $191.5 million at December 31, 2002. Total delinquent loans in Aames Financial’s portfolio of securitization trusts (serviced in-house and by others) were $73.1 million at December 31, 2003, down from $144.3 million at June 30, 2003, and $175.3 million at December 31, 2002. Total delinquent loans in Aames Financial’s portfolio of loans serviced on an interim basis were $15.5 million and $12.2 million at December 31, 2003 and June 30, 2003, respectively, and were $16.2 million at December 31, 2002.

The delinquency rate at December 31, 2003 was 3.8% compared to 9.0% at June 30, 2003 and 7.7% at December 31, 2002. The delinquency rate at December 31, 2003 declined from the delinquency rate at June 30, 2003, and at December 31, 2002 due to the fact that loans in our portfolio of mortgage loans in securitization trusts, which contains the majority of delinquent loans, became a smaller part of its total servicing portfolio, primarily as a consequence of our call of ten securitization trusts during the six months ended December 31, 2003 and seventeen trusts since the period ending December 31, 2002. A decline in delinquencies generally reduces our servicing advance obligations. We expect the delinquency rate to continue to decline as its portfolio of mortgage loans in securitization trusts (and the number of delinquent loans in such trusts) continues to decline and become a smaller component of its total servicing portfolio.

Loans originated or purchased by Aames Financial are secured by mortgages, deeds of trust, security deeds or deeds to collateralize debt, depending upon the prevailing practice in the state in which the property collateralizing the loan is located. Depending on local law, foreclosure is effected by judicial action or nonjudicial sale, and is subject to various notice and filing requirements. In general, the borrower, or any person having a junior encumbrance on the real estate, may cure a monetary default by paying the entire amount in arrears plus other designated costs and expenses incurred in enforcing the obligation during a statutorily prescribed reinstatement period. Generally, state law controls the amount of foreclosure expenses and costs, including attorneys’ fees, which may be recovered by a lender, the minimum time required to foreclose and the reinstatement or redemption rights of the borrower.

Although foreclosure sales are typically public sales, frequently no third party purchaser bids in excess of the lender’s lien because of the difficulty of determining the exact status of title to the property, the possible deterioration of the property during the foreclosure proceedings and a requirement that the purchaser pay for the property in cash or by cashier’s check. Thus, Aames Financial often purchases the property from the trustee or referee through a credit bid in an amount up to the principal amount outstanding under the loan, accrued and unpaid interest, servicing advances and the expenses of foreclosure. Depending upon market conditions and other factors including the condition of the property, the ultimate proceeds of the sale may not equal Aames Financial’s investment in the property.

As an alternative to foreclosure, Aames Financial may, under limited circumstances, arrange for a special repayment arrangement, forestall foreclosure to enable a borrower to sell the mortgaged property or accept the payoff of less than the full principal balance and accrued interest owing on a mortgage loan. Aames Financial believes that such loss mitigation efforts reduce overall losses in loan liquidations. However, the loss on such mitigation efforts is realized earlier in the life of the mortgage loan.

Because foreclosures and credit losses typically occur months or years after a loan is originated, data relating to delinquencies, foreclosures and credit losses as a percentage of the current portfolio can understate the risk of future delinquencies, foreclosures or credit losses.

During the six months ended December 31, 2003, losses on loan liquidations decreased to $10.2 million from $20.0 million during the comparable six month period a year ago primarily due to the decrease in the number of loans liquidated. Substantially all of the foreclosures and liquidations handled by Aames Financial occur in connection with its portfolio of mortgage loans in securitization trusts. Aames Financial expects net losses on loan liquidations to continue to decline as its portfolio of mortgage loans in securitization trusts (and the number of foreclosed loans in such trusts) continues to decline.

During the fiscal year ended June 30, 2003, net losses on loan liquidations decreased to $35.7 million from $67.4 million during the year ended June 30, 2002, primarily due to the decrease in number of liquidated loans which corresponded to the decline in the size of Aames Financial’s portfolio of mortgage loans in securitization trusts. Substantially all of the foreclosures handled by Aames Financial occur in connection with delinquent mortgage loans in securitization trusts serviced by Aames Financial. Of the $35.7 million of net losses on loan liquidations during the year ended June 30, 2003, $31.1 million and $4.5 million related to mortgage loans in the securitization trusts and to mortgage loans held for sale, respectively. Of the $67.4 million of net losses on loan liquidations during the year ended June 30, 2002, $63.0 million and $4.4 million related to mortgage loans in the securitization trusts and to mortgage loans held for sale, respectively. Aames Financial expects net losses on loan liquidations to continue to decline as Aames Financial’s portfolio of mortgage loans in securitization trusts continues to decline.

Competition

Aames Financial faces intense competition in the business of originating, purchasing and selling mortgage loans. Aames Financial’s competitors in the industry include consumer finance companies, mortgage banking companies, investment banks, commercial banks, credit unions, thrift institutions, credit card issuers, insurance companies and mortgage REITs. Many of these competitors are substantially larger and have considerably greater financial, technical and marketing resources than Aames Financial. In addition, the current level of gains realized by Aames Financial and its competitors on the sale of non-conforming loans could attract additional competitors into this market. Competition among industry participants can take many forms, including convenience in obtaining a loan, customer service, marketing and distribution channels, amount and term of the loan, loan origination fees and interest rates. Additional competition may lower the rates Aames Financial can charge borrowers and increase the price paid for purchased loans, thereby potentially lowering gain on future loan sales and securitizations. To the extent any of these competitors significantly expand their activities in Aames Financial’s market, Aames Financial’s operations could be materially adversely affected. Fluctuations in interest rates and general economic conditions may also affect competition. During periods of rising rates, competitors that have locked in lower rates to potential borrowers may have a competitive advantage. During periods of declining rates, competitors may solicit Aames Financial’s customers with loans in its servicing portfolio to refinance their loans.

Regulation

Aames Financial’s operations are subject to extensive regulation, supervision and licensing by federal, state and local governmental authorities and are subject to various laws and judicial and administrative decisions imposing requirements and restrictions on part or all of its operations. Aames Financial’s consumer lending activities are subject to the Federal Truth-in-Lending Act and Regulation Z (including the Home Ownership and Equity Protection Act of 1994), the Federal Equal Credit Opportunity Act, as amended, and Regulation B, the Fair Credit Reporting Act of 1970, as amended, the Federal Real Estate Settlement Procedures Act and Regulation X, the Home Mortgage Disclosure Act, the Federal Debt Collection Practices Act and the National Housing Act of 1934, as well as other federal and state statutes and regulations affecting Aames Financial’s activities. Aames Financial is also subject to the rules and regulations of, and examinations by, state regulatory authorities with respect to originating, processing, underwriting, selling, securitizing and servicing loans. These rules and regulations, among other things, impose licensing obligations on Aames Financial, establish eligibility criteria for mortgage loans, prohibit discrimination, govern inspections and appraisals of properties and credit reports on loan applicants, regulate assessment, collection, foreclosure and claims handling, investment and interest payments on escrow balances and payment features, mandate certain disclosures and notices to borrowers and, in some cases, fix maximum interest rates, fees and mortgage loan amounts.

A significant portion of mortgage loans in Aames Financial’s portfolio of mortgage loans in securitization trusts are so-called “high cost mortgage loans” where the borrower is charged points and fees or interest rates above certain levels because of higher credit risk. Such high cost mortgage loans are subject to special disclosure requirements and certain substantive prohibitions under the Home Ownership and Equity Protection Act of 1994 and regulations thereunder, and certain state laws. The federal regulations governing high cost mortgage loans establish guidelines for determination of whether an individual loan is a high cost mortgage loan. Federal regulations on high cost mortgage loans make assignees of such mortgage loans liable for violations of the regulations. As a result of the increased regulation and scrutiny of high cost mortgage loans, Aames Financial no longer originates high cost mortgage loans. In addition, there has been recent class action litigation and regulatory actions by certain state agencies against lenders for violations of high cost mortgage regulations. Aames Financial has not to date been subject to any material class action litigation or regulatory action for violations of such high cost mortgage regulations.

Aames Financial conducts extensive telemarketing sales through which a significant portion of its retail loan business is generated. Recently, a national do-not-call registry which a consumer can join to prevent unwanted telemarketing calls has become operational pursuant to rules promulgated by the Federal Communications Commission as required by the Telephone Consumer Protection Act of 1991. In addition, a number of states have enacted laws regulating telemarketing sales activities some of which establish do-not-call registries and will be required to comply with this new national registry and will be prohibited from placing unsolicited marketing calls to any consumer who has placed their name in the registry.

Failure to comply with mortgage banking rules and regulations can lead to loss of approved status, certain rights of rescission for mortgage loans, individual and class action lawsuits and administrative enforcement action. Our business is subject to extensive federal and state regulation which may limit our ability to operate or decrease our earnings.

Aames Financial is subject to various other federal and state laws regulating the issuance and sale of securities, relationships with entities regulated by the Employee Retirement Income Security Act of 1974, as amended, and other aspects of its business.

Employees

At March 1, 2004, we employed 2,126 persons. We have satisfactory relations with our employees, none of whom are represented by unions.

Properties

Our executive and administrative offices are located at 350 S. Grand Avenue, Los Angeles, California 90071, and consist of approximately 178,000 square feet of which approximately 44,800 square feet are sublet. The lease and the sublease on these premises extend through March 2012. Our Irvine administrative offices are located at 3347 and 3351 Michelson Drive, Irvine, California 92612, and consist of approximately 93,000 square feet under a lease which extends through November 30, 2008.

We also lease space for retail branch and wholesale regional operations centers. These facilities aggregate approximately 257,000 square feet and are leased under terms which vary as to duration. In general, the leases expire between 2003 and 2008, and provide for rent escalations tied to either increases in the lessors’ operating expenses or fluctuations in the consumer price index in the relevant geographical areas.

Legal Proceedings

Aames Financial becomes involved, from time to time, in a variety of mortgage lending related claims and other matters incidental to its business in addition to the matters described above. In our opinion, the resolution of any of these pending incidental matters is not expected to have a material adverse effect on our consolidated financial position and results of operations.

Policies With Respect to Certain Activities

If our board of directors determines that we require additional funding, we may raise such funds through additional equity offerings, debt financings, retention of cash flow (subject to provisions in the Internal Revenue Code concerning taxability of undistributed REIT taxable income) or a combination of these methods.

In the event that our board of directors determines to raise additional equity capital, it has the authority, without stockholder approval, to cause us to issue additional authorized common and preferred stock in any manner and on such terms and for such consideration our board of directors deems appropriate, including in exchange for property or other non-cash consideration.

Debt financings may be in the form of traditional bank borrowings, publicly or privately placed debt instruments, purchase money obligations to the sellers of assets to us, long-term bonds or other publicly or privately placed debt instruments, financing from banks, institutional investors or other lenders, securitizations, including collateralized debt securities, any of which indebtedness may be unsecured or may be secured by mortgage loans or other interests in our assets. Such indebtedness have recourse to all or any part of our assets or may be limited to particular asset to which the indebtedness relates.

We have authority to offer our common stock or other equity or debt securities in exchange for property or other non-cash consideration and to repurchase or otherwise reacquire our shares or any other securities and may engage in such activities in the future. Similarly, we may offer additional interests that are exchangeable into common stock or, at our option, cash, in exchange for property or other non-cash consideration. We also may make loans to our subsidiaries.

Subject to our ownership limitations and the gross income and asset tests necessary for REIT qualification, we may invest in other entities engaged in mortgage-related activities or in the securities of other issuers, including for the purpose of exercising control over such entities. We also may engage in the purchase and sale of investments. We do not intend to underwrite the securities of other issuers.

Our board of directors may change any of these policies without a vote of our stockholders.

After the merger and initial public offering, Aames Investment will become subject to the information reporting requirements of the Securities Exchange Act of 1934. Pursuant to these requirements, we will file periodic reports, proxy statements and other information, including certified financial statements, with the Securities and Exchange Commission as described below under the heading “Where You Can Find More Information.” Aames Financial, which has been subject to the information reporting requirements of the Securities Exchange Act of 1934, since 1991, will cease to be subject to such requirements following the completion of the merger and initial public offering.

The following is a discussion of our investment policies. These policies may be amended or revised from time to time at the discretion of our board of directors without a vote of our stockholders. Any change to any of these policies would be made by our board, however, only after a review and analysis of that change, in light of then existing business and other circumstances, and then, only if, in the exercise of their business judgment, they believe it is advisable to do so in our and our stockholders’ best interest. We cannot assure you that our investment objectives will be attained.

Investments in Real Estate Mortgages

In connection with the business of securitizing portfolios of mortgage loans that we originate, we historically have invested in those portfolios of mortgage loans by retaining a portion of the bonds or other securities issued as consideration in the securitization transaction. Those bonds are generally secured by pools of mortgage loans, and our interest in the pool of mortgage loans may be subordinate to that of the holders of other bonds issued as part of the securitization transaction. We may retain rated or non-rated certificates. Following completion of the merger and initial public offering, we expect to structure our securitizations as on-balance sheet secured financings and therefore each of the loans included in the securitized portfolio will be reflected on our balance sheet. We also may purchase a portion of the bonds issued in securitizations in the secondary market. The amount of our investment in any securitization transaction we undertake and the yield and credit characteristics of any bonds we receive will depend on the pricing terms for such bonds and the amount of capital available to us to make such investments. Thus, our investments in mortgage loans other than future loans that we originate will be limited to select purchases of bonds issued in our prior securitizations in the secondary market.

We also act as the primary servicer and special servicer of the loans in each of the loan pools that we securitize, as described above under “Loan Servicing.”

Investments in Real Estate or Interests in Real Estate

We have not, prior to the merger and initial public offering, engaged in any investments in real estate or interests in real estate, nor do we intend to engage in this activity in the future.

Conflict of Interest Policy

In connection with our adoption of a code of ethics, we have adopted policies to reduce or eliminate potential conflicts of interest. However, we cannot assure you that these policies or provisions of law will be successful in eliminating the influence of these conflicts.

We have adopted a policy that, without the approval of a majority of the disinterested directors, we will not:

•	acquire from or sell to any of our directors, officers or employees, or any entity in which any of our directors, officers or employees is employed or has an interest of more than 5%, any assets or other property;

•	make any loan to or borrow from any of our directors, officers or employees, or any entity in which any of our directors, officers or employees is employed or has an interest of more than 5%; or

•	engage in any other transaction with any of our directors, officers or employees, or any entity in which any of our directors, officers or employees is employed or has an interest of more than 5%.

MANAGEMENT

Information with Respect to Nominees, Continuing Directors and Executive Officers

Upon completion of the merger and initial public offering, Aames Investment’s board of directors will consist of seven directors, including the persons named below, each of whom has consented to serve as a director upon completion of the merger and initial public offering until Aames Investment’s first annual meeting of stockholders in 2005 and a successor is duly elected and qualifies. Of the seven, we believe at least four of the directors will be considered “independent” under the requirements of the New York Stock Exchange.

Aames Investment’s directors will not be divided into classes. The entire board of directors will be elected each year. The authorized number of directors may be changed only by resolution of the board of directors pursuant to Aames Investment’s bylaws.

Aames Investment’s directors and executive officers and their ages as of March 1, 2004 and their anticipated positions with Aames Investment upon completion of the merger and initial public offering, are as follows:

Name	Age	Position
		Director
		Director
		Director
		Director
		Director
		Director
		Director
A. Jay Meyerson	57	Chief Executive Officer
James H. Downing, Jr.	56	Executive Vice President—Wholesale
Barry M. Levine	42	Executive Vice President and Chief Information Officer
John F. Madden, Jr.	43	Executive Vice President, General Counsel and Secretary
Michael J. Matthews	44	Executive Vice President—National Retail Sales and Marketing
Ronald J. Nicolas, Jr.	45	Executive Vice President—Finance and Chief Financial Officer
Geoffrey F. Sanders	54	Executive Vice President and Chief Credit Officer
Jon D. Van Deuren	51	Senior Vice President—Finance and Chief Accounting Officer

A. JAY MEYERSON has served as Aames Financial’s Chief Executive Officer since his appointment in October 1999. Mr. Meyerson has served as a director of Aames Financial since November 1999. From December 1998 to October 1999, Mr. Meyerson was a managing director with KPMG, LLP’s national financial services consulting practice. From 1994 to 1997, Mr. Meyerson served as the Chief Executive Officer and Chairman of the Board of Directors of KeyBank USA, the national consumer finance business subsidiary of KeyCorp. Prior to his employment with KeyCorp., Mr. Meyerson held executive level management positions with Society Bank and Ameritrust Bank since 1987 and, prior thereto, senior management level positions with Wells Fargo Bank since 1975. Mr. Meyerson received his BS in management from Pepperdine University in 1979.

JAMES H. DOWNING, JR. is Aames Investment’s Executive Vice President—Wholesale and has served as Aames Financial’s Executive Vice President—Wholesale since May 2003. Prior to joining Aames Financial, Mr. Downing held several executive positions at KeyCorp from 1996 to February 2003, where he most recently served as Chief Executive Officer and President of Key Finance, a subsidiary of KeyCorp specializing in retail and broker subprime mortgage lending. Mr. Downing received his BA in English from the University of Virginia in 1969 and his MSBA in Marketing & Finance from Boston University in 1973.

BARRY M. LEVINE is Aames Investment’s Executive Vice President and Chief Information Officer and has served as Aames Financial’s Executive Vice President and Chief Information Officer since May 2000. Prior to joining Aames Financial, Mr. Levine served as Vice President and Chief Information Officer of Residential Money Centers, a subsidiary of Residential Funding Corporation, from March 2000 to May 2000. From June 1998 to March 2000, Mr. Levine served as Vice President and Chief Information Officer of ContiFinancial Corporation. From 1994 to June 1998, Mr. Levine served as Vice President and Global Manager of Client Implementations and Business Reengineering at Chase Manhattan Bank. Mr. Levine graduated magna cum laude from State University of New York at Albany where he received his BS in Business Administration in 1983. He received his MBA in the area of Finance from New York University in 1988.

JOHN F. MADDEN, JR. is Aames Investment’s Executive Vice President, General Counsel and Secretary and has served as Aames Financial’s Executive Vice President since his promotion from Senior Vice President in July 2002 and as General Counsel and Secretary since October 1999. Mr. Madden joined Aames Financial in September 1995 and has served as Assistant General Counsel and Associate General Counsel. Mr. Madden graduated magna cum laude from Carleton College where he earned his BA in Political Science in 1983 and received his JD from the University of Chicago Law School in 1986. Mr. Madden is a member of the California Bar.

MICHAEL J. MATTHEWS is Aames Investment’s Executive Vice President—National Retail Sales and Marketing and has served as Aames Financial’s Executive Vice President—National Retail Sales and Marketing since June 2002. Prior to joining Aames Financial, Mr. Matthews held various senior executive positions at Associates First Capital Corporation since 1981. Most recently, he served as Executive Vice President of Associates Home Equity Services, the largest nationwide retail operating unit in The Associates Home Equity organization, from 1998 to 2001. Mr. Matthews received his BS in Business Administration from the University of Delaware in 1981.

RONALD J. NICOLAS, JR. is Aames Investment’s Executive Vice President—Finance and Chief Financial Officer and has served as Aames Financial’s Executive Vice President—Finance and Chief Financial Officer since April 2001. Prior to joining Aames Financial, Mr. Nicolas served as Executive Vice President and Group Finance Executive of the Retail, Internet, Operations and Information Technology Divisions at KeyCorp and as Executive Vice President and Chief Financial Officer of KeyBank USA, KeyCorp’s consumer finance subsidiary, since 1993. Mr. Nicolas received both his BS in Business Management and MBA from Canisius College in 1981 and 1989, respectively.

GEOFFREY F. SANDERS is Aames Investment’s Executive Vice President and Chief Credit Officer and has served as Aames Financial’s Executive Vice President and Chief Credit Officer since February 1999. Prior to joining Aames Financial Mr. Sanders was Senior Vice President and Director of Portfolio Risk Management for H.F. Ahmanson, the parent company of Home Savings of America, from 1984 through December 1998. Mr. Sanders received his BA from Wabash College and his MBA and Ph.D. in Economics & Finance from the University of Colorado.

JON D. VAN DEUREN is Aames Investment’s Senior Vice President-Finance and Chief Accounting Officer and has served as Aames Financial’s Senior Vice President-Finance and Chief Accounting Officer since August 2001. Mr. Van Deuren joined Aames Financial in December 1998 as Senior Vice President—Finance. From December 1995 until joining Aames Financial, Mr. Van Deuren served as the Chief Operating Officer of Burke, Williams & Sorensen, LLP. Prior thereto, Mr. Van Deuren served as the Chief Financial Officer of Guardian Bancorp and before that was a partner with KPMG, LLP. Mr. Van Deuren is a certified public accountant in the state of California and received his B.Sc. with High Honors in Accounting and Business Administration from California State University, Long Beach in 1975.

Committees of the Board of Directors

Audit Committee

Upon completion of the merger and initial public offering, Aames Investment’s audit committee will consist of three directors, all of whom will be independent under New York Stock Exchange and Securities and Exchange Commission, or SEC, rules. One member of the audit committee will serve as the chairperson and at least one will be an “audit committee financial expert” under applicable SEC rules. We anticipate Aames Investment adopting an audit committee charter, which would define the audit committee’s primary duties to include:

•	serving as an independent and objective body to monitor and assess compliance with legal and regulatory requirements, financial reporting processes and related internal control systems and the performance generally of the internal audit function;

•	overseeing the audit and other services of the outside auditors and being directly responsible for the appointment, qualification, compensation and oversight of the outside auditors, who will report directly to the audit committee;

•	providing an open means of communication among the outside auditors, accountants, financial and senior management, the internal auditing department, the corporate compliance department and the board of directors;

•	resolving any disagreements between management and the outside auditors regarding financial reporting;

•	meeting at least quarterly with senior executives, internal audit staff and independent auditors; and

•	preparing the audit committee report for inclusion in the annual proxy statement for the annual stockholders meeting.

Aames Investment’s audit committee charter would mandate that the audit committee approve all audit, audit-related, tax and other services provided to Aames Investment by the independent accountants.

Compensation Committee

Upon completion of the merger and initial public offering, Aames Investment’s compensation committee will consist of three directors all of whom would be independent under New York Stock Exchange rules. We anticipate Aames Investment adopting a compensation committee charter, which would define the compensation committee’s primary duties to include:

•	establishing guidelines and standards for determining compensation to executive directors;

•	evaluating performance of senior executives;

•	reviewing executive compensation policies;

•	recommending to the board of directors compensation for executive officers;

•	administering and implementing Aames Investment’s equity incentive plans;

•	determining the number of shares underlying, and the terms of, restricted common share awards and stock options to be granted to directors, executive officers and other employees pursuant to these plans; and

•	preparing a report on executive compensation for inclusion in Aames Investment’s annual proxy statement for its annual stockholder meetings.

Nominating and Corporate Governance Committee

Upon completion of the merger and initial public offering, Aames Investment’s nominating and corporate governance committee will consist of three directors all of whom would be independent under New York Stock Exchange rules. We anticipate Aames Investment adopting a nominating and corporate governance committee charter, which would define the nominating and corporate governance committee’s primary duties to include:

•	establishing standards for service on Aames Investment’s board of directors;

•	identifying individuals qualified to become members of the board of director and recommending director candidates for election to the board;

•	considering and making recommendations to the board regarding board size and composition, committee composition and structure and procedures affecting directors; and

•	monitoring Aames Investment’s corporate governance principles and practices.

Compensation of Directors

Any member of the board of directors who is also an Aames Investment employee would not receive any additional compensation for serving Aames Investment’s board.

It is intended that non-employee directors will be paid the following fees:

Annual retainer	$

Annual retainer for committee chairman	$

Aames Investment will also reimburse its directors for their reasonable travel expenses incurred in connection with their attendance at the board meetings.

Each director who is not an employee will receive options to purchase              shares of Aames Investment common stock at an exercise price equal to the initial public offering price. These grants will be made under Aames Investment’s equity incentive plan.

EXECUTIVE COMPENSATION

AAMES INVESTMENT EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth the total annual compensation that we expect to pay Aames Investment’s chief executive officer and next four most highly compensated executive officers for 2004 following completion of the merger and initial public offering. The amounts below are amounts received during Aames Investment’s fiscal year ending December 31, 2004 (which is different from Aames Financial’s fiscal year which ends June 30) through March 19, 2004, except for 2004 salary information, which is annualized. For illustrative purposes, we have provided information regarding annual compensation paid by Aames Financial to these officers for the calendar year ended December 31, 2003.

		Annual Compensation				Long Term Compensation Awards
Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Other Annual Compensation ($)		Securities Underlying Options (#)		All Other Compensation(2) ($)
A. Jay Meyerson Chief Executive Officer	2004 2003	350,000 350,000	837,500 562,000	(6 74,507	) (3)	— 6,900,000	(4)	— —

James H. Downing, Jr.(5) Executive Vice President— Wholesale	2004 2003	250,000 166,667	398,332 243,500	(6 104,900	) (7)	— 500,000		6,150 6,000

Barry M. Levine Executive Vice President and Chief Information Officer	2004 2003	250,000 247,917	335,000 230,000	(6 (6	) )	— 1,300,000	(4)	6,150 6,000

Michael J. Matthews Executive Vice President— National Retail Sales and Marketing	2004 2003	225,000 225,000	336,000 313,000	(6 113,330	) (7)	— 2,150,000	(8)	6,150 6,000

Ronald J. Nicolas, Jr. Executive Vice President— Finance and Chief Financial Officer	2004 2003	250,000 250,000	402,000 230,000	(6 (6	) )	— 2,500,000	(4)	6,150 6,000

(1)	Bonus amounts earned and paid in 2004 based on criteria referring to 2003 performance.
(2)	Consists of employer contributions to Aames Financial’s Section 401(k) plan for the benefit of the individual.
(3)	Consists of housing benefits of $8,235 paid by Aames Financial during the 2004 fiscal year and $65,035 paid by Aames Financial during the 2003 calendar year. Also consists of life insurance premiums of $9,472 paid by Aames Financial for Mr. Meyerson’s benefit in 2003.
(4)	Represents options to purchase Series E preferred stock at an exercise price which is $0.29 below the liquidation preference.
(5)	Mr. Downing was hired May 1, 2003.
(6)	The aggregate amount of all perquisites and personal benefits received was not in excess of $50,000 or 10% of the total of annual salary and bonus reported for this named executive officer.
(7)	Consists of relocation benefits and applicable taxes paid by Aames Financial.
(8)	Represents 2,000,000 shares of Series E preferred stock and 150,000 shares of common stock.

Aames Investment Employment Agreement

Prior to completion of the merger and the initial offering, we expect Aames Investment to enter into an employment agreement with our chief executive officer.

Aames Investment Awards of Restricted Stock and Restricted Stock Units and Option Grants

Aames Investment’s equity incentive plan allows for awards of restricted stock and restricted stock units and grants of stock options to officers, directors, employees and other persons who provide services. See “Equity Incentive Plan” below. These restricted stock awards will have voting and dividend rights and restricted stock unit awards will have dividend rights; however, these awards will be subject to forfeiture restrictions which will terminate ratably over a             -year period from the date of grant.

Upon the completion of the merger and initial public offering, Aames Investment will have made the awards under the equity incentive plan set forth below.

Restricted Stock Awards

Name	Dollar Value	Initial Award of Restricted Stock
A. Jay Meyerson, Chief Executive Officer
James H. Downing, Jr., Executive Vice President—Wholesale
Barry M. Levine, Executive Vice President and Chief Information Officer
Michael H. Matthews, Executive Vice President—National Retail Sales and Marketing
Ronald J. Nicolas, Jr., Executive Vice President—Finance and Chief Financial Officer
Executive Group
Non-Executive Director Group
Non-Executive Officer Employee Group

Stock Option Grants

In connection with the merger and initial public offering, Aames Investment expects to grant stock options to its executive officers as follows:

Anticipated Option Grants in 2004 Fiscal Year

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term
Name	Number of Securities Underlying Options Granted(#)	% of Total Options Granted to Employees in Fiscal Year(%)	Exercise Price($/sh)	Expiration Date	5%($)	10%($)
A. Jay Meyerson, Chief Executive Officer
James H. Downing, Jr., Executive Vice President—Wholesale
Barry M. Levine Executive Vice President and Chief Information Officer
Michael H. Matthews, Executive Vice President—National Retail Sales and Marketing
Ronald J. Nicolas, Jr., Executive Vice President—Finance and Chief Financial Officer

Aames Investment Equity Incentive Plan

This summary is qualified in its entirety by the detailed provisions of Aames Investment’s equity incentive plan. You may refer to the exhibits that are a part of the registration statement of which this prospectus is part for a copy of our equity incentive plan.

In connection with our reorganization as a REIT, we intend to have a new equity incentive plan become effective immediately before the closing of the merger and initial offering.

The boards of directors of Aames Financial and Aames Investment and Aames Investment’s sole stockholder approved the equity incentive plan on                      , 2004. The purpose of our equity incentive plan is to provide incentives to employees, non-employee directors and other service providers to stimulate their efforts toward our continued success, long-term growth and profitability and to attract, reward and retain key personnel.

In connection with the merger and initial public offering, Aames Investment expects to make awards of          shares of restricted stock and                  restricted stock units and grant options to purchase          shares of Aames Investment common stock under the equity incentive plan as described above under “Restricted Stock Awards and Option Grants.” The number of shares of common stock reserved for future issuance under the equity incentive plan will be         .

The maximum number of shares of common stock subject to options, share appreciation rights or time-vested shares of restricted stock or restricted stock units that can be issued under the equity incentive plan to any person is          shares in any single calendar year. The maximum number of shares that can be issued under the equity incentive plan to any person other than pursuant to options, share appreciation rights or time-vested shares of restricted stock or restricted stock units is          shares in any single calendar year. The maximum amount that may be earned as an annual incentive award or other cash award in any fiscal year by any one person is $                     and the maximum amount that may be earned as a performance award or other cash award in respect of a performance period by any one person is $            .

Administration.    Upon completion of the merger and the initial public offering, the equity incentive plan will be administered by the compensation committee of Aames Investment’s board of directors. Subject to the terms of the equity incentive plan, the compensation committee may select participants to receive awards, determine the types of awards and terms and conditions of awards and interpret provisions of the equity incentive plan.

Source of Shares.    The shares of common stock issued or to be issued under the equity incentive plan consist of authorized but unissued shares. If any shares covered by an award are not purchased or are forfeited, if an award is settled in cash or if an award otherwise terminates without delivery of any shares of common stock, then the number of shares of common stock counted against the aggregate number of shares available under the plan with respect to the award will, to the extent of any such forfeiture or termination, again be available for making awards under the equity incentive plan, but will be deducted from the maximum individual limits described above.

If the option price, a withholding obligation or any other payment is satisfied by tendering shares or by withholding shares, only the number of shares issued net of the shares tendered or withheld will be deemed delivered for purposes of determining the maximum number of shares available for delivery under the equity incentive plan.

Eligibility.    Awards may be made under the equity incentive plan to affiliates’ employees, outside directors and consultants.

Amendment or Termination of the Plan.    While Aames Investment’s board of directors may terminate or amend the equity incentive plan at any time, no amendment may adversely impair the rights of grantees with respect to outstanding awards. In addition, an amendment will be contingent on approval of Aames Investment’s stockholders to the extent required by law or the rules of the New York Stock Exchange if the amendment would increase the benefits accruing to participants under our equity incentive plan, materially increase the aggregate number of shares of common stock that may be issued under the equity incentive plan, or materially modify the requirements as to eligibility for participation in the equity incentive plan.

Unless terminated earlier, the equity incentive plan will terminate on                         , in 20             , but will continue to govern unexpired awards.

Options.    The equity incentive plan permits the granting of options to purchase shares of common stock intended to qualify as incentive stock options under the Internal Revenue Code, referred to as incentive stock options, and stock options that do not qualify as incentive stock options, referred to as nonqualified stock options. The exercise price of each stock option may not be less than 100% of the fair market value of Aames Investment shares of common stock on the date of grant. If Aames Investment were to grant incentive stock options to any 10% stockholder, the exercise price may not be less than 110% of the fair market value of Aames Investment common stock on the date of grant. Aames Investment may grant options in substitution for options held by employees of companies that we may acquire. In this case, the exercise price would be adjusted to preserve the economic value of the employee’s stock option from his or her former employer. Such options granted in substitution shall not count against the shares available for issuance under the equity incentive plan.

The term of each stock option will be fixed by the compensation committee and may not exceed 10 years from the date of grant. The compensation committee will determine at what time or times each option may be exercised and the period of time, if any, after retirement, death, disability or termination of employment during which options may be exercised. Options may be made exercisable in installments. The exercisability of options may be accelerated by the compensation committee. The exercise price of an option may not be amended or modified after the grant of the option, and an option may not be surrendered in consideration of or exchanged for a grant of a new option having an exercise price below that of the option which was surrendered or exchanged.

In general, an optionee may pay the exercise price of an option by cash, or with the consent of the compensation committee, certified check, by tendering shares of common stock (which, if acquired from us, have been held by the optionee for at least six months) or by means of a broker-assisted cashless exercise. Stock options granted under the equity incentive plan may not be sold, transferred, pledged or assigned other than by will or under applicable laws of descent and distribution. However, Aames Investment may permit limited transfers of non-qualified options for the benefit of immediate family members of grantees to help with estate planning concerns.

Other Awards.    The compensation committee may also award under the equity incentive plan:

•	common stock subject to restrictions;

•	common stock units, which are the conditional right to receive a share of common stock in the future, subject to restrictions and to a risk of forfeiture;

•	unrestricted shares of common stock, which are shares of common stock issued at no cost or for a purchase price determined by the compensation committee which are free from any restrictions under the equity incentive plan;

•	dividend equivalent rights entitling the grantee to receive credits for dividends that would be paid if the grantee had held a specified number of shares of common stock;

•	a right to receive a number of shares of common stock or, in the discretion of the compensation committee, an amount in cash or a combination of shares and cash, based on the increase in the fair market value of the shares underlying the right during a stated period specified by the compensation committee; and

•	performance and annual incentive awards, ultimately payable in shares of common stock or cash, as determined by the compensation committee. The compensation committee may grant multi-year and annual incentive awards subject to achievement of specified performance goals tied to business criteria described below.

Section 162(m) of the Internal Revenue Code limits publicly held companies to an annual deduction for federal income tax purposes of $1,000,000 for compensation paid to their chief executive officer and the four highest compensated executive officers other than the chief executive officer determined at the end of each year, referred to as covered employees. However, performance-based compensation is excluded from this limitation. The equity incentive plan is designed to permit the compensation committee to grant awards that qualify as performance-based compensation for purposes of satisfying the conditions of Section 162(m).

Business Criteria.    Aames Investment’s compensation committee will use one or more of the following business criteria, on a consolidated basis, and/or with respect to specified subsidiaries or lending groups (except with respect to the total stockholder return and earnings per share criteria), in establishing performance goals for awards other than options and SARS intended to comply with Section 162(m) of the Internal Revenue Code granted to covered employees:

•	total stockholder return;

•	total stockholder return as compared to total return (on a comparable basis) of a publicly available index such as, but not limited to, the Standard & Poor’s 500 Stock Index;

•	net income;

•	pretax earnings;

•	funds from operations;

•	earnings before interest expense and taxes;

•	earnings before interest, taxes, depreciation and amortization;- operating margin;

•	earnings per share;

•	return on equity;

•	return on capital;

•	return on assets;

•	return on investment;

•	operating earnings;

•	working capital;

•	ratio of debt to stockholders’ equity; and

•	revenue.

Adjustments for Stock Dividends and Similar Events.    The compensation committee will make appropriate adjustments in outstanding awards and the number of shares of common stock available for issuance under the equity incentive plan, including the individual limitations on awards, to reflect common stock dividends, stock splits, spin-off and other similar events.

Tax Consequences

The federal income tax consequences of the equity incentive plan under current federal law, which is subject to change, are summarized in the following discussion of the general tax principles applicable to the equity incentive plan. This summary is not intended to be exhaustive and, among other considerations, does not describe state, local, or international tax consequences.

For nonqualified stock options, generally no taxable income is recognized by a participant, and we will not be entitled to any tax deduction, with respect to the grant of a nonqualified stock option. We generally are entitled to deduct and the optionee recognizes taxable income in an amount equal to the difference between the option exercise price and the fair market value of the shares at the time of exercise. Once exercised, the participant receives short-term or long-term capital gain treatment on any further gain or loss, depending on the length of time the participant holds the stock prior to the sale. For incentive stock options, we are generally not entitled to a deduction nor does the participant recognize income either at the time of grant or exercise or (provided that the participant holds the shares at least two years after grant and one year after exercise) at any later time. Rather, the participant receives capital gains or loss treatment or the difference between his or her basis and the ultimate sales price.

The current federal income tax consequences of other awards authorized under the equity incentive plan generally follow certain basic patterns: restricted stock is taxed as income at the time the restrictions lapse (although employees may elect earlier taxation and convert future gains to capital gains) equal to the excess of the fair market value over the price paid; restricted stock units, bonuses and performance share awards are generally subject to tax at the time of payment in the form of stock or cash; cash-based awards are generally subject to tax at the time of payment; and compensation otherwise effectively deferred is taxed to the individual when paid. In each of the foregoing cases, we will generally have a corresponding deduction at the time the participant recognizes income.

If the vesting or payment of an award accelerates under the equity incentive plan in connection with a change in control, Aames Investment may not be permitted to deduct the portion of the compensation attributable to the acceleration. Furthermore, if compensation attributable to awards is not performance-based within the meaning of Section 162(m) of the Code, Aames Investment may not be permitted to deduct aggregate compensation to certain executive officers that is not performance-based, to the extent that it exceeds $1,000,000 in any tax year.

Aames Investment 401(k) Plan

Following completion of the merger and initial public offering, we intend to amend the existing 401(k) plan of Aames Financial to permit our officers and employees to participate in this 401(k) plan. For some of Aames Investment and Aames Financial’s employees, we may make discretionary matching contributions with respect to a portion of the contributions made by those employees.

Compensation Committee Interlocks and Insider Participation

Following completion of the merger and initial public offering, Aames Investment’s board of directors will establish a compensation committee. We expect that none of Aames Investment’s executive officers will serve on the compensation or similar committee of any other entity.

AAMES FINANCIAL EXECUTIVE COMPENSATION

Summary Compensation Table

The following table shows information concerning all compensation paid for services to Aames Financial in all capacities during the last three fiscal years as to the chief executive officer and each of the other five most highly compensated executive officers Aames Financial who served in such capacity at the end of the last fiscal year (the “Named Executive Officers”):

Long Term Compensation Awards
	Annual Compensation						Securities Underlying Options(#)		All Other Compensation(4)($)
Name and Principal Position	Fiscal Year		Salary($)	Bonus($)	Other Annual Compensation($)
A. Jay Meyerson Chief Executive Officer	2003 2002 2001		350,000 350,000 350,000	562,000 500,000 400,000	74,507 77,460 69,474	(1) (1) (1)	6,900,000 250,000 3,000,000	(6) (7) (7)	0 0 0

Barry M. Levine Executive Vice President and Chief Information Officer	2003 2002 2001		231,250 200,000 200,000	250,000 180,000 140,000	(3 (3 (3	) ) )	1,300,000 50,000 250,000	(6) (7) (7)	6,000 6,000 5,100

John F. Madden, Jr. Executive Vice President, General Counsel and Secretary	2003 2002 2001		200,000 150,000 150,000	200,000 95,000 80,000	(3 (3 (3	) ) )	1,350,000 50,000 200,000	(8) (7) (7)	6,000 6,000 5,100

Michael J. Matthews Executive Vice President—National Retail Sales and Marketing	2003 2002 2001	(5)	225,000 9,375 N/A	280,000 N/A N/A	113,330 10,812 N/A	(2) (2)	2,150,000 300,000 N/A	(9) (7)	6,000 0 N/A

Ronald J. Nicolas, Jr. Executive Vice President—Finance and Chief Financial Officer	2003 2002 2001	(5)	250,000 225,000 42,614	230,000 200,000 25,000	(3 123,844 (3	) (2) )	2,500,000 150,000 400,000	(6) (7) (7)	6,000 6,000 0

Geoffrey F. Sanders Executive Vice President and Chief Credit Officer	2003 2002 2001		220,000 200,000 200,000	180,000 150,000 125,000	(3 (3 (3	) ) )	1,000,000 50,000 300,000	(6) (7) (7)	6,000 6,000 5,100

(1)	Consists of housing benefits of $65,035, $67,988 and $60,002 paid by Aames Financial during the 2003, 2002 and 2001 fiscal years, respectively. Also consists of life insurance premiums of $9,472 paid by Aames Financial for Mr. Meyerson’s benefit in 2003, 2002 and 2001 fiscal years, respectively.

(2)	Consists of relocation benefits and applicable taxes paid by Aames Financial.

(3)	The aggregate amount of all perquisites and personal benefits received by each of the Named Executive Officer was not in excess of $50,000 or 10% of the total of annual salary and bonus reported for such Named Executive Officer.

(4)	Consists of employer contributions to Aames Financial’s Section 401(k) plan for the benefit of the individual.

(5)	Mr. Matthews and Mr. Nicolas joined Aames Financial in November 2002 and April 2001, respectively.

(6)	Represents Series E preferred stock.

(7)	Represents shares of common stock.

(8)	Represents 1,300,000 shares of Series E preferred stock and 50,000 shares of common stock.

(9)	Represents 2,000,000 shares of Series E preferred stock and 150,000 shares of common stock.

Aames Financial Option Grants in Last Fiscal Year

The following table sets forth certain information regarding grants of options to purchase common stock made during the fiscal year ended June 30, 2003 to the Named Executive Officers:

	Individual Grants to purchase shares of Common Stock
	Number of Shares Underlying Options Granted(#)	Percent of Total Options Granted to Employees in Fiscal Year	Exercise or Base Price Per Share	Market Price On date of Grant(2)	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for OptionTerm(1)
Name						5%	10%
A. Jay Meyerson	0	0%	N/A	N/A	N/A	$0	$0
Barry M. Levine	0	0%	N/A	N/A	N/A	$0	$0
John F. Madden, Jr.	50,000	7.0%	$0.85	$0.38	9/18/2012	$0	$6,781
Michael J. Matthews	150,000	21.0%	$1.24	$1.05	12/30/2012	$70,551	$222,514
Ronald J. Nicolas, Jr.	0	0%	N/A	N/A	N/A	$0	$0
Geoffrey F. Sanders	0	0%	N/A	N/A	N/A	$0	$0

(1)	The potential realizable value is based on the assumption that the common stock of Aames Financial appreciates at the annual rate shown (compounded annually) from the date of grant until the expiration of the option term. These amounts are calculated pursuant to the applicable requirements of the SEC and do not represent a forecast of the future appreciation of Aames Financial’s common stock. Calculation based upon assumed annualized stock price less exercise price.

(2)	Mr. Madden received this option to purchase common stock on September 18, 2002. Mr. Matthews received this option to purchase common stock on December 30, 2002. Market price the last sale price of the common stock reported on Yahoo! Finance on June 30, 2003, less the option exercise price.

The following table sets forth certain information regarding grants of options to purchase Series E Preferred Stock made October 21, 2003 to the Named Executive Officers:

	Individual Grants to purchase shares of Series E Preferred Stock
	Number of Shares Underlying Options Granted(#)	Percent of Total Options Granted to Employees in Fiscal Year	Exercise or Base Price Per Share	Market Price On date of Grant(1)	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term
Name						5%	10%
A. Jay Meyerson	6,900,000	30.0%	$0.71	$0	10/21/2013	$0	$0
Barry M. Levine	1,300,000	6.0%	$0.71	$0	10/21/2013	$0	$0
John F. Madden, Jr.	1,300,000	6.0%	$0.71	$0	10/21/2013	$0	$0
Michael J. Matthews	2,000,000	9.0%	$0.71	$0	10/21/2013	$0	$0
Ronald J. Nicolas, Jr.	2,500,000	11.0%	$0.71	$0	10/21/2013	$0	$0
Geoffrey F. Sanders	1,000,000	4.0%	$0.71	$0	10/21/2013	$0	$0

(1)	There is currently no trading market for the Series E Preferred Stock and Aames Financial does not anticipate creating a market for these securities nor does it anticipate a market will develop. Aames Financial did not specify a value for these securities nor did it seek an independent valuation for them. However, the Series E Preferred Stock has a stated value of $1.00 per share upon a change in control or liquidation of Aames Financial. Options granted to purchase Series E Preferred Stock are exercisable and become fully vested upon a change in control or liquidation of Aames Financial.

Aames Financial Aggregate Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table sets forth, for each of the Named Executive Officers, certain information regarding the exercise of options to purchase Common Stock during the fiscal year ended June 30, 2003 and the value of options held at fiscal year end (adjusted to reflect stock splits).

Name	Shares Acquired on Exercise	Value Realized	Number of Shares Underlying Unexercised Options at Fiscal Year-End Exercisable/Unexercisable	Value of All Unexercised In-the-Money Options at Fiscal Year-End(1) Exercisable/Unexercisable
A. Jay Meyerson	0	0	2,869,599/980,401	$4,085,000/$2,902,500
Barry M. Levine	0	0	170,000/130,000	$353,020/$ 271,180
John F. Madden, Jr.	0	0	157,600/175,000	$314,700/$ 317,300
Michael J. Matthews	0	0	150,000/300,000	$310,800/$ 598,200
Ronald J. Nicolas, Jr.	0	0	300,000/250,000	$575,400/$ 491,100
Geoffrey F. Sanders	0	0	212,500/207,500	$419,860/$ 315,740

(1)	Based upon the last reported sale price of the Common Stock of $3.00, as reported on Yahoo! Finance on June 30, 2003, less the option exercise price.

The following table sets forth, for each of the Named Executive Officers, certain information regarding the exercise of options to purchase Series E Preferred Stock during the fiscal year ended June 30, 2003 and the value of options held at fiscal year end (adjusted to reflect stock splits).

Name	Shares Acquired on Exercise	Value Realized	Number of Shares Underlying Unexercised Options at Fiscal Year-End Exercisable/Unexercisable	Value of All Unexercised In-the-Money Options at Fiscal Year-End(1) Exercisable/Unexercisable
A. Jay Meyerson	0	0	6,900,000/ 0	$0/$0
Barry M. Levine	0	0	260,000/1,040,000	$0/$0
John F. Madden, Jr.	0	0	260,000/1,040,000	$0/$0
Michael J. Matthews	0	0	400,000/1,600,000	$0/$0
Ronald J. Nicolas, Jr.	0	0	500,000/2,000,000	$0/$0
Geoffrey F. Sanders	0	0	200,000/ 800,000	$0/$0

(1)	There is currently no trading market for the Series E Preferred Stock and Aames Financial does not anticipate creating a market for these securities nor does it anticipate a market will develop. Aames Financial did not specify a value for these securities nor did it seek an independent valuation for them. However, the Series E Preferred Stock has a stated value of $1.00 per share upon a change in control or liquidation of Aames Financial.

Aames Financial Severance Plan

Other than A. Jay Meyerson and Ronald J. Nicolas, Jr., each of whom have separate severance agreements with Aames Financial, each of the Named Executive Officers are participants in Aames Financial’s Amended and Restated Executive Severance Plan (the “Executive Severance Plan”) which generally entitles the participant to six months continuation of salary, provided that required conditions for payment are satisfied. In the event that a Named Executive Officer’s employment is terminated (a) by Aames Financial or its successor(s) in interest for any reason other than for cause within six months following a Change in Control of Aames Financial (as defined in the Executive Severance Plan), or (b) by such Named Executive Officer for Good Reason (as defined in the Executive Severance Plan) within six months following a Change in Control of Aames Financial, Aames Financial shall continue to pay such Named Executive Officer his/her base salary for a period of twelve months following the date of termination of the Named Executive Officer’s employment plus a pro-rated bonus.

Report of the Aames Financial Compensation Committee

The Board of Directors delegated to the Compensation Committee the responsibility for developing and administering policies which govern the total compensation program for the Named Executive Officers of Aames Financial. The Committee also administered Aames Financial’s stock option plan. During the 2003 fiscal year, executive compensation for Aames Financial was administered by the Compensation Committee. The Compensation Committee currently consists of Messrs. Lieber, Sadeghi and Wall, with Mr. Sadeghi serving as the Chairman of the committee. None of the members of the Compensation Committee are, or were full-time, salaried officers or employees of Aames Financial during the 2003 fiscal year.

The goal of Aames Financial’s executive compensation program is to retain, motivate and reward management through the compensation policies and awards, while aligning their interests more closely with that of Aames Financial and stockholders. In furtherance of this goal, the program consists of three main components: (1) base salary; (2) bonuses which are either discretionary or based on individual and Company performance; and (3) stock options to provide long-term incentives for performance and to align executive officer and stockholder interests.

The following report of the Compensation Committee of the Board of Directors shall not be deemed to be incorporated by reference into any previous filing by Aames Financial under either the Securities Act of 1933, or the Exchange Act, that incorporates future Securities Act or Exchange Act filings in whole or in part by reference.

Aames Financial Executive Compensation—Other Than Chief Executive Officer

Base salaries for the Named Executive Officers were established by the Compensation Committee based on the recommendations of management which considered, and applied subjectively as appropriate, individual performance and achievement, areas of responsibility, position, the extent to which the officers’ skills were in demand or were marketed to other companies or industries and internal and external comparability. Base salaries for other executive officers were established by the Chief Executive Officer who applies the same criteria.

Performance bonuses are paid to Named Executive Officers based upon their successful performance of both personal and departmental or divisional goals and the goals of Aames Financial. Named Executive Officers develop their personal and departmental or divisional goals with the Chief Executive Officer which are approved by the Compensation Committee. Aames Financial goals are determined by the Chief Executive Officer and the Compensation Committee. Company performance goals for 2003 were based upon Aames Financial’s ability to achieve certain levels of profitability and loan production.

The Compensation Committee believes that it is important for key employees to have long-term incentives through an equity interest in Aames Financial. Accordingly, from time to time, Aames Financial has granted key employees stock options pursuant to Aames Financial’s Amended and Restated 1999 Stock Option Plan and 2003 Series E Preferred Stock Option Plan. The Committee granted options upon the recommendations of management. As of June 30, 2003, Aames Financial’s Named Executive Officers held options to acquire 5,902,600 shares of the Common Stock. In addition, on October 21, 2003, Aames Financial’s Named Executive Officers were granted options to acquire 15,000,000 shares of Series E Preferred Stock.

Aames Financial Executive Compensation—Chief Executive Officer

In addition to his base salary, the Chief Executive Officer was entitled to receive a bonus of up to $1,093,750 for the period from January 2003 through December 2003. The amount of the bonus is to be determined by the Chief Executive Officer’s success in achieving both personal and Aames Financial goals as developed by the Chief Executive Officer and the Compensation Committee. Aames Financial performance goals for Calendar 2003 are generally based upon Aames Financial’s ability to achieve certain levels of profitability and loan production. Aames Financial will pay the Chief Executive Officer’s housing expense of $2,745, and applicable taxes, through January 31, 2004. In addition, Aames Financial pays Mr. Meyerson’s yearly life insurance premiums of $9,472.

Aames Financial Director Compensation

Aames Financial’s Amended and Restated 1999 Stock Option Plan provides mandatory grants of non-qualified stock options to each director who is not an employee of Aames Financial. Each director is entitled to an award of stock options to purchase 50,000 shares of stock upon initial election or appointment and an additional 50,000 shares at the conclusion of each annual meeting of Aames Financial’s stockholders at which the director still serves as a director of Aames Financial. In addition, Aames Financial pays each independent director $5,000 per fiscal quarter in which they served and $1,250 per fiscal quarter to the director who is the chairman of Aames Financial’s Audit Committee. Under Aames Financial’s Series E Preferred Stock Option Plan, Dr. Britell and Messrs. Elliott and Wall each received a one time grant of options to purchase 350,000 shares of Series E Preferred Stock at an exercise price of $0.71 per share.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Specialty Finance Partners

We expect that, in the merger reorganization which will be undertaken in connection with the initial public offering, Specialty Finance Partners will receive              shares of common stock of Aames Investment and $             in cash in exchange for its ownership interest in Aames Financial. Before giving effect to the merger and initial public offering, Specialty Finance Partners’ ownership in Aames Financial is as follows: 26,704,000 shares of Series B convertible preferred stock (each share of Series B convertible preferred stock is convertible into 0.20 of a share of common stock, subject to adjustment) 18,827,346 shares of Series C convertible preferred stock (each share of Series C convertible preferred stock is convertible into one share of common stock, subject to adjustment) and 58,823,529 shares of Series D preferred stock (each share of Series D convertible preferred stock is convertible into one share of common stock, subject to adjustment). Specialty Finance Partners owns a warrant to purchase five million shares of Series D preferred stock exercisable at $0.85 per share and a warrant to purchase 250,000 shares of common stock at $5.00 per share, and, through Capital Z Management, LLC, has options to purchase 1.2 million shares of common stock at exercise prices between $0.73 and $2.87. Another warrant to purchase 250,000 shares of common stock at $5.00 per share is owned by individuals who are present or former affiliates of Specialty Finance Partners.

On April 26, 2002, Specialty Finance Partners purchased from an independent third party $41,616,000 aggregate principal amount of Aames Financial’s outstanding 2006 Debentures. On May 15, 2002, Aames Financial commenced an exchange offer to exchange outstanding 2006 Debentures for newly issued 2012 Debentures. On December 13, 2002, Specialty Finance Partners tendered the 2006 Debentures in Aames Financial’s exchange offer and received $41,616,000 aggregate principal amount of 2012 Debentures. On December 23, 2002, Aames Financial redeemed 40% of the principal amount of the outstanding 2012 Debentures at par plus accrued interest, pursuant to a sinking fund payment. Specialty Finance Partners received $16,671,832 (representing $16,646,400 principal redeemed and $25,432 in interest) pursuant to this sinking fund payment. On December 31, 2002, at Aames Financial’s request, Specialty Finance Partners forgave the remaining $24,940,600 principal amount of 2012 Debentures Specialty Finance Partners owned.

On August 31, 2000, Aames Financial entered into a Residual Forward Sale Facility, or Residual Facility, with Capital Z Investments, L.P., a Bermuda partnership, or CZI, an affiliate of Specialty Finance Partners. Pursuant to the terms of the Residual Facility, Aames Financial could have sold up to $75.0 million of its residual interests for cash in securitizations through the earliest of March 31, 2003, the full utilization of the Residual Facility, or a termination event, as defined in the Residual Facility.

In connection with obtaining the Residual Facility, Aames Financial incurred and capitalized $3.3 million of costs, of which $3.0 million related to a facility fee paid to CZI. The capitalized costs were amortized to gain on sale of loans based upon the ratio of the dollar amount of the residual interests sold to CZI under the Residual Facility to the total Residual Facility amount.

On June 26, 2003, Specialty Finance Partners provided a limited guaranty to Greenwich Capital Financial Products Inc., pursuant to Aames Financial’s Loan and Security Agreement with Greenwich Capital Financial Products Inc., dated as of May 29, 2003. On June 30, 2003, Aames Financial extended its Management Advisory Services Agreement with Equifin Capital Management LLC, an affiliate of Specialty Finance Partners, pursuant to which Aames Financial is obligated to pay to Equifin a quarterly management advisory fee of $250,000 through June 30, 2008.

Prior to the closing of this offering, Specialty Finance Partners has received and is expected to receive the dividend payments described in “Distribution Policy.”

Certain Arrangements with Executive Officers of Aames Financial

Other than A. Jay Meyerson and Ronald J. Nicolas, Jr., the officers named in the compensation table (who we refer to as the “named executive officers”) are participants in Aames Financial’s Amended and Restated Executive Severance Plan which generally entitles the participant to six months continuation of salary, provided that required conditions for payment are satisfied. In the event that a named executive officer’s employment is terminated (a) by Aames Financial or its successor(s) in interest for any reason other than for cause within six months following a Change in Control of Aames Financial (as defined in the executive severance plan), or (b) by such named executive officer for Good Reason (as defined in the Executive Severance Plan) within six months following a Change in Control of Aames Financial, Aames Financial shall continue to pay such named executive officer his/her base salary for a period of twelve months following the date of termination of the named executive officer’s employment plus a pro-rated bonus.

A. Jay Meyerson entered into an employment agreement, effective October 25, 1999 and amended February 5, 2001. The employment agreement had an initial three year term and provides automatic renewals for successive one-year terms unless the board of directors provides 120-day advance written notice prior to the end of a term. Pursuant to an amended employment agreement, Mr. Meyerson will receive (i) a minimum salary of $350,000 per year, subject to annual review by the board of directors, (ii) a bonus of up to $1,093,750 based upon the achievement of individual and company goals, as determined by the compensation committee, for the period through December 31, 2003, and for each calendar year thereafter, (iii) four weeks of paid vacation, (iv) options to purchase 600,000 shares of Aames Financial’s common stock at $5.00 per share (adjusted to reflect a one-for-five reverse common stock split), (iv) monthly rent of $2,745 and applicable taxes, through January 31, 2004, (v) a paid-for life insurance policy, (vi) other benefits under Aames Financial’s savings, pension and retirement plans and other benefit plans or programs maintained by Aames Financial for the benefit of its executives, and (vii) reimbursement of reasonable business expenses incurred in accordance with Aames Financial’s policies.

Pursuant to the employment agreement, Mr. Meyerson is entitled to receive, upon termination of the employment agreement: (i) at the end of the applicable term and by Aames Financial upon notification of disability or for cause or by Mr. Meyerson for reasons other than Good Reason (as defined in the employment agreement), the base salary through the final date of active employment, plus any accrued but unused vacation pay, (ii) by Mr. Meyerson, for Good Reason (as defined in the employment agreement) or by Aames Financial for reasons other than Cause or disability, the base salary in effect at the time of termination for a period of twelve months following termination, plus either continued coverage under Aames Financial’s health and other insurance programs and including specifically cash payments in equal to the amount of the premium for a $1 million life insurance policy or a lump sum payment equal to the present value of such health benefits for this period, or (iii) following a Change in Control of Aames Financial (as defined in Aames Financial’s 1999 Stock Option Plan, as amended) at a price per share of Aames Financial’s common stock in excess of $2.50 per share by Mr. Meyerson for Good Reason (as defined in the employment agreement) or by Aames Financial for reasons other than Cause or disability, the base salary in effect at the time of termination for a period of thirty months following termination, plus either continued coverage under Aames Financial’s health and other insurance programs and including specifically the $1 million life insurance policy or a lump sum payment equal to the present value of such health benefits for this period. These severance amounts are subject to offset equal to any amounts owed by Mr. Meyerson to Aames Financial and the amount of any compensation for services earned by Mr. Meyerson on account of any employment or self-employment during the first twelve months after termination.

Mr. Ronald J. Nicolas, Jr. is a party to a Change of Control Agreement with Aames Financial, effective April 23, 2001, amended and restated as of September 18, 2003. Pursuant to the agreement, in the event that Mr. Nicolas’s employment is terminated (a) by Aames Financial or its successor(s) in interest for any reason other than for cause within one year following a Change in Control of Aames Financial (as defined in Aames Financial’s 1999 Stock Option Plan, as amended), or (b) by Mr. Nicolas for any reason within six months following a Change in Control of Aames Financial, Aames Financial shall continue to pay Mr. Nicolas his base salary for a period of twelve months following the date of termination of Mr. Nicolas’s employment and a pro-rated bonus under the terms under the Executive Severance Plan as if Mr. Nicolas were a member of such plan.

As noted earlier in the “Management” section, we expect to enter into an employment agreement with our chief executive officer.

Aames Financial currently has indemnification agreements with the named executives officers under which the named executive officers are indemnified to the fullest extent permitted by Delaware law.

Loans to Executive Officers

The following table summarizes information about a mortgage loan that was made to John F. Madden, Jr. in a prior fiscal year by Aames Financial. This loan was securitized in Aames Capital Corporation’s, a wholly-owned subsidiary of Aames Financial, Mortgage Trust 1999-1, of which Aames Financial retains a residual interest.

Name and Title	Loan Origination Date	Original Principal Amount	Highest Balance During the Year Ended December 31, 2003	Current Balance as of December 31, 2003	Interest Rate
John F. Madden, Jr.	02/02/1999	$350,000	$332,284	$324,518	6.7%
Executive Vice President, General Counsel and Secretary

On August 23, 2000, Aames Financial entered into a Management Investment Agreement with A. Jay Meyerson pursuant to which Mr. Meyerson purchased 588,234 shares of Series D convertible preferred stock. Aames Financial financed the purchase of 294,117 shares of Series D convertible preferred stock with a loan to Mr. Meyerson. The loan to Mr. Meyerson is secured by the shares of Series D convertible preferred stock that Mr. Meyerson purchased. Mr. Meyerson converted 40,000 shares of this Series D convertible preferred stock into common stock and sold these shares in multiple transactions from June 4, 2003 to June 11, 2003 at prices ranging from $2.09 to $2.29 per share. The table below sets forth detail information regarding Mr. Meyerson’s loan.

Name	Total Purchase Price	Original Principal Amount	Highest Balance During the Year Ended December 31, 2003(1)	Current Balance as of December 31, 2003(1)	Interest Rate
A. Jay Meyerson Chief Executive Officer	$500,000	$249,999	$295,906	$216,319	6.5%

(1)	Balances include accrued but unpaid interest.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information regarding the ownership of Aames Investment’s common stock by (1) each director, (2) each executive officers, (3) all directors and executive officers as a group and (4) each holder of five percent or more of Aames Investment’s common stock, immediately prior to and as of the completion of the merger and initial public offering. This table gives effect to the issuance of              shares of common stock in connection with Aames Investment’s formation transaction and the issuance of              restricted shares of common stock to certain executives, key employees and directors upon completion of the merger and initial public offering. Unless otherwise indicated, all shares are owned directly and the indicated person has sole voting and investment power. The SEC has defined “beneficial” ownership of a security to mean the possession, directly or indirectly, of voting power and/or investment power. A stockholder is also deemed to be, as of any date, the beneficial owner of all securities that such stockholder has the right to acquire within 60 days after that date through (a) the exercise of any option, warrant or right, (b) the conversion of a security, (c) the power to revoke a trust, discretionary account or similar arrangement, or (d) the automatic termination of a trust, discretionary account or similar arrangement.

Unless otherwise indicated, the address of each person owning more than 5% of the outstanding common stock is c/o Aames Investment Corporation, 350 S. Grand Avenue, Los Angeles, CA 90071.

Beneficial Owner	Number of Shares of Aames Investment Beneficially Owned	Percentage of All Shares After Offering

LEGAL MATTERS

Certain legal matters, including certain tax matters, will be passed upon for us by Mayer, Brown, Rowe & Maw LLP and Venable LLP.

EXPERTS

The consolidated financial statements of Aames Financial Corporation as of June 30, 2003 and 2002, and for each of the three years in the period ended June 30, 2003 and the balance sheet of Aames Investment Corporation as of February 27, 2004, which are referred to and made a part of this prospectus and registration statement, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

Aames Investment has filed with the SEC a registration statement on Form S-4 under the Securities Act relating to the shares of common stock being offered by this proxy statement/prospectus. This proxy statement/prospectus is part of that registration statement and, as allowed by SEC rules, does not include all of the information you can find in the registration statement or the exhibits to the registration statement. For further information about Aames Investment and the common stock offered, see the registration statement and its exhibits. Aames Investment has also filed a registration statement on Form S-11 with the SEC relating to the initial public offering of shares of its common stock.

You should rely only on the information provided in this proxy statement/prospectus. We have not authorized anyone to provide you with different information. You should not assume that the information in this proxy statement/prospectus is accurate as of any date other than the date on the first page of the proxy statement/ prospectus. Aames Investment is offering the common stock only in jurisdictions where such offers are permitted. Aames Investment is not making this offer of common stock in any state or country in which the offer or sale is not permitted.

Aames Financial currently files reports and other information with the SEC. After consummation of the merger contemplated by this proxy statement/prospectus and related initial public offering, Aames Investment will file annual, quarterly and special reports, proxy statements and other information with the SEC and Aames Financial will cease reporting with the SEC. Aames Financial’s SEC filings are available at the SEC’s web site at www.sec.gov. You may read and copy any filed document at the SEC’s public reference room in Washington, D.C. at Judiciary Plaza, 450 Fifth Street, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room.

INDEX TO FINANCIAL STATEMENTS

Aames Financial Corporation

Financial Statements

Report of Independent Auditors	F-2

Consolidated Balance Sheets at December 31, 2003 (unaudited) and at June 30, 2003 and 2002	F-3

Consolidated Statements of Operations for the Six Months Ended December 31, 2003 and 2002 (unaudited) and for the Years Ended June 30, 2003, 2002 and 2001	F-4

Consolidated Statements of Changes in Stockholders’ Equity for the Six Months Ended December 31, 2003 (unaudited) and for the Years Ended June 30, 2003, 2002 and 2001	F-5

Consolidated Statements of Cash Flows for the Six Months Ended December 31, 2003 (unaudited) and for the Years Ended June 30, 2003, 2002 and 2001	F-6

Notes to Consolidated Financial Statements	F-7

Aames Investment Corporation

Audited Balance Sheet

Report of Independent Auditors	F-40

Balance Sheet at February 27, 2004	F-41

Notes to Balance Sheet	F-42

Unaudited Pro Forma Condensed Consolidated Financial Information

Introduction	F-43

Unaudited Pro Forma Condensed Consolidated Balance Sheet	F-44

Unaudited Pro Forma Condensed Consolidated Income Statement	F-45

Notes to Unaudited Pro Forma Condensed Consolidated Financial Information	F-47

REPORT OF INDEPENDENT AUDITORS

The Board of Directors

Aames Financial Corporation

We have audited the accompanying consolidated balance sheets of Aames Financial Corporation and subsidiaries (the Company) as of June 30, 2003 and 2002 and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for each of the three years in the period ended June 30, 2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based upon our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and subsidiaries at June 30, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 30, 2003 in conformity with accounting principles generally accepted in the United States.

/s/    ERNST & YOUNG LLP

Los Angeles, California

September 4, 2003

AAMES FINANCIAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

	December 31, 2003	June 30,
		2003	2002
	(unaudited)
ASSETS
Cash and cash equivalents	$11,611	$23,860	$17,391
Loans held for sale, at lower of cost or market	690,868	401,001	462,068
Advances and other receivables	21,183	41,315	61,276
Residual interests, at estimated fair value	51,979	129,232	197,297
Mortgage servicing rights, net	—	220	2,920
Deferred income taxes	16,206	—	—
Equipment and improvements, net	9,063	8,928	10,936
Prepaid and other	15,274	17,456	14,710

Total assets	$816,184	$622,012	$766,598

LIABILITIES AND STOCKHOLDERS’ EQUITY
Borrowings	$87,217	$138,512	$263,970
Revolving warehouse and repurchase facilities	603,051	343,675	383,119
Accounts payable and accrued expenses	34,553	32,544	36,005
Accrued dividends on convertible preferred stock	—	51,232	37,763
Income taxes payable	—	3,075	8,556

Total liabilities	724,821	569,038	729,413

Commitments and contingencies (Note 13)
Stockholders’ equity:
Series A Preferred Stock, par value $0.001 per share; 500,000 shares authorized; none outstanding	—	—	—
Series B Convertible Preferred Stock, par value $0.001 per share; 29,704,000 shares authorized; 26,704,000 shares outstanding	27	27	27
Series C Convertible Preferred Stock, par value $0.001 per share; 34,500,000 shares authorized at December 31, 2003; 61,230,000 shares authorized at June 30, 2003 and 2002; 19,800,000, 20,175,000 and 20,186,000 shares outstanding	20	20	20
Series D Convertible Preferred Stock, par value $0.001 per share; 108,566,000 shares authorized; 59,920,000, 59,923,000 and 60,020,000 shares outstanding	60	60	60
Series E Preferred Stock, par value $0.001 per share; 26,700,000 shares authorized at December 31, 2003; none outstanding	—	—	—
Common Stock, par value $0.001 per share; 400,000,000 shares authorized; 7,057,000, 6,699,000 and 6,482,000 shares outstanding	7	7	6
Additional paid-in capital	417,980	418,118	418,027
Retained deficit	(326,731)	(365,258)	(380,955)

Total stockholders’ equity	91,363	52,974	37,185

Total liabilities and stockholders’ equity	$816,184	$622,012	$766,598

See accompanying notes to consolidated financial statements.

AAMES FINANCIAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	Six Months Ended December 31,		Years Ended June 30,
	2003	2002	2003	2002	2001
	(unaudited)
Revenue:
Gain on sale of loans	$90,145	$64,059	$135,573	$95,530	$73,435
Write-down of residual interests	—	(31,923)	(34,923)	(27,000)	(33,600)
Origination fees	32,436	27,690	53,198	55,986	47,430
Loan servicing	4,177	5,084	8,896	12,462	14,989
Debt extinguishment income	—	27,092	31,711	—	—
Interest	32,596	39,357	69,186	83,161	86,477

Total revenue, including write-down of residual interests	159,354	131,359	263,641	220,139	188,731

Expenses:
Personnel	80,893	66,877	131,608	114,800	98,404
Production	15,774	11,815	25,849	21,322	19,034
General and administrative	24,974	21,596	48,668	38,995	49,044
Interest	9,846	16,891	30,189	37,389	50,884

Total expenses	131,487	117,179	236,314	212,506	217,366

Income (loss) before income taxes	27,867	14,180	27,327	7,633	(28,635)
Provision (benefit) for income taxes	(17,976)	2,186	(1,839)	3,087	1,889

Net income (loss)	$45,843	$11,994	$29,166	$4,546	$(30,524)

Net income (loss) to common stockholders:
Basic	$38,527	$6,138	$15,697	$(9,242)	$(44,445)

Diluted	$46,888	$11,994	$29,166	$(9,242)	$(44,445)

Net income (loss) per common share:
Basic	$5.54	$0.94	$2.39	$(1.45)	$(7.11)

Diluted	$0.45	$0.13	$0.30	$(1.45)	$(7.11)

Dividends per common share	$—	$—	$—	$—	$—

Weighted average number of common shares outstanding:
Basic	6,954	6,498	6,558	6,394	6,251

Diluted	104,387	92,045	96,053	6,394	6,251

See accompanying notes to consolidated financial statements.

AAMES FINANCIAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

(in thousands)

	Series B Convertible Preferred Stock	Series C Convertible Preferred Stock	Series D Convertible Preferred Stock	Common Stock	Additional Paid-in Capital	Retained Deficit	Total
At June 30, 2000	$27	$61	$—	$6	$401,652	$(327,268)	$74,478
Issuance of Series C Convertible Preferred Stock	—	—	—	—	898	—	898
Cancellation of Series C Convertible Preferred Stock	—	(41)	—	—	(34,639)	—	(34,680)
Issuance of Series D Convertible Preferred Stock	—	—	59	—	49,575	—	49,634
Dividends accrued on Convertible Preferred Stock	—	—	—	—	—	(13,921)	(13,921)
Net loss	—	—	—	—	—	(30,524)	(30,524)

At June 30, 2001	27	20	59	6	417,486	(371,713)	45,885

Issuance of Series D Convertible Preferred Stock	—	—	1	—	541	—	542
Dividends accrued on Convertible Preferred Stock	—	—	—	—	—	(13,788)	(13,788)
Net income	—	—	—	—	—	4,546	4,546

At June 30, 2002	27	20	60	6	418,027	(380,955)	37,185

Exercise of common stock options	—	—	—	1	91	—	92
Dividends accrued on Convertible Preferred Stock	—	—	—	—	—	(13,469)	(13,469)
Net income	—	—	—	—	—	29,166	29,166

At June 30, 2003	27	20	60	7	418,118	(365,258)	52,974

Exercise of common stock options (unaudited)	—	—	—	—	8	—	8
Cancellation of stock (unaudited)	—	—	—	—	(146)	—	(146)
Dividend accrued on preferred stock (unaudited)	—	—	—	—	—	(7,316)	(7,316)
Net income (unaudited)	—	—	—	—	—	45,843	45,843

At December 31, 2003 (unaudited)	$27	$20	$60	$7	$417,980	$(326,731)	$91,363

See accompanying notes to consolidated financial statements.

AAMES FINANCIAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Six Months Ended December 31,		Years Ended June 30,
	2003	2002	2003	2002	2001
	(unaudited)

Operating activities:
Net income (loss)	$45,843	$11,994	$29,166	$4,546	$(30,524)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	2,024	2,080	4,132	4,332	4,494
Write-down of residual interests	—	31,923	34,923	27,000	33,600
Accretion of residual interests	(3,385)	(9,664)	(16,558)	(32,457)	(41,029)
Deferred income taxes	(19,272)	—	—	—	—
Mortgage servicing rights amortized	220	1,463	2,700	3,625	5,801
Debt extinguishment income	—	(27,092)	(31,711)	—	—
Changes in assets and liabilities:
Loans held for sale originated or purchased	(3,156,897)	(2,275,893)	(4,446,180)	(3,242,509)	(2,371,630)
Proceeds from sale of loans held for sale	2,867,030	2,109,642	4,507,247	3,197,605	2,353,387
(Increase) decrease in:
Advances and other receivables	19,982	4,868	19,961	9,776	(18,339)
Residual interests	80,638	23,282	49,700	45,998	60,547
Prepaid and other	2,182	(69)	(2,746)	(571)	588
Increase (decrease) in:
Accounts payable and accrued expenses	2,009	962	(3,461)	(8,380)	(2,546)
Income taxes payable	(9)	15	(5,481)	425	(285)

Net cash provided by (used in) operating activities	(159,635)	(126,489)	141,692	9,390	(5,936)

Investing activities:
Purchases of equipment and improvements	(2,159)	(972)	(2,124)	(4,192)	(5,048)

Financing activities:
Net proceeds from issuance of series D convertible preferred stock	—	—	—	542	15,852
Proceeds from exercise of common stock options	12	85	92	—	—
Reduction in borrowings	(51,295)	(36,767)	(93,747)	(5,750)	(5,750)
Payment of preferred stock dividends	(58,548)	—	—	—	—
Net proceeds from (reductions in) revolving warehouse and repurchase facilities	259,376	160,438	(39,444)	(10,182)	18,286

Net cash provided by (used in) financing activities	149,545	123,756	(133,099)	(15,390)	28,388

Net increase (decrease) in cash and cash equivalents	(12,249)	(3,705)	6,469	(10,192)	17,404
Cash and cash equivalents at beginning of period	23,860	17,391	17,391	27,583	10,179

Cash and cash equivalents at end of period	$11,611	$13,686	$23,860	$17,391	$27,583

Supplemental disclosures:
Interest paid	$9,518	$17,646	$33,491	$37,979	$51,585
Income taxes paid	$1,928	$2,170	$3,645	$2,626	$791

See accompanying notes to consolidated financial statements.

AAMES FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Ended December 31, 2003 (unaudited) and 2002 (unaudited)

and the Years Ended June 30, 2003, 2002 and 2001

Note 1.    Summary of Significant Accounting Policies

General

Aames Financial Corporation (the “Company” or “Aames”) operates in a single industry segment as a consumer finance company primarily engaged, through its subsidiaries, in the business of originating, selling and servicing mortgage loans collateralized by single family residences. The Company’s principal market is borrowers whose financing needs are not being met by traditional mortgage lenders for a variety of reasons, including the need for specialized loan products or credit histories that may limit such borrowers’ access to credit. Mortgage loans originated by the Company are extended on the basis of the equity in the borrower’s property and the creditworthiness of the borrower.

Interim Financial Information

The financial information at December 31, 2003 and for the six months ended December 31, 2003 and 2002 included in the accompanying consolidated financial statements and accompanying notes thereto is unaudited, and does not contain all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. In the opinion of management, such financial information contains all adjustments, consisting of normal and recurring accruals, necessary for a fair presentation of the Company’s financial position and results of operations for the interim periods presented. The results of operations for interim periods are not necessarily indicative of the results that may be expected for the entire year.

The following table sets forth the number of the Company’s retail branches, National Loan Centers and wholesale regional operations centers at December 31, 2003 and June 30, 2003 and 2002:

	December 31, 2003	June 30,
Production channel		2003	2002
	(unaudited)
Retail branches	93	91	98
National Loan Centers	2	2	2
Regional wholesale operations centers	5	4	4

The following table sets forth for volume of loans originated by the Company during the periods presented (in thousands):

	During the
	Six Months Ended December 31, 2003	Year Ended June 30,
		2003	2002
	(unaudited)
Retail	$1,168,675	$1,795,447	$1,609,875
Wholesale	1,988,222	2,650,733	1,632,634

Total	$3,156,897	$4,446,180	$3,242,509

AAMES FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Six Months Ended December 31, 2003 (unaudited) and 2002 (unaudited)

and the Years Ended June 30, 2003, 2002 and 2001

The following table sets forth the aggregate outstanding balance of mortgage loans serviced by the Company at December 31, 2003 and June 30, 2003 and 2002 (in thousands):

	December 31, 2003	June 30,
		2003	2002
	(unaudited)
Mortgage loans serviced:
On an interim basis	$1,975,192	$910,671	$991,189
In securitization trusts serviced in-house	290,485	741,132	1,191,560
In securitization trusts serviced by others	68,228	87,829	125,421

	$2,333,905	$1,739,632	$2,308,170

Loans serviced for the Company by others are serviced by an unaffiliated subservicer under a subservicing agreement.

At December 31, 2003, Specialty Finance Partners (“SFP”), a partnership controlled by Capital Z Financial Services Fund, II, L.P., a Bermuda partnership (together with SFP, “Capital Z”), owned preferred stock representing approximately 43.1% (unaudited) of the Company’s combined voting power in the election of directors and approximately 90.1% (unaudited) of the combined voting power in all matters other than the election of directors. At June 30, 2003, SFP owned preferred stock representing 44.4% of the Company’s combined voting power in the election of directors and approximately 90.1% of the combined voting power in all matters other than the election of directors. Representatives or nominees of Capital Z had five of the nine seats on the Board of Directors, and as current members’ terms expire, Capital Z had the continuing right to appoint and elect four directors and nominate one additional director. As a result of its beneficial ownership and Board representation, Capital Z currently has sufficient power to determine the Company’s direction and policies.

Principles of Accounting and Consolidation

The consolidated financial statements of the Company include the accounts of Aames and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with an original maturity of no more than three months to be cash equivalents.

Loans Held for Sale

Loans held for sale are mortgage loans the Company plans to securitize or sell as whole loans and are carried at the lower of aggregate cost or market value. Market value is determined by current investor yield requirements.

AAMES FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Six Months Ended December 31, 2003 (unaudited) and 2002 (unaudited)

and the Years Ended June 30, 2003, 2002 and 2001

The Company maintains a valuation account, which is not material, for certain loans held for sale that are severely delinquent, have significant collateral deficiencies or have other attributes that reduce their sale potential. The valuation account is netted against loans held for sale.

Advances and Other Receivables

Advances and other receivables consists primarily of interest and servicing advances to securitization trusts. Advances and other receivables also includes cash distributions receivable from securitization trusts, servicing and miscellaneous fees receivable, accrued interest and other miscellaneous receivables.

In its capacity as servicer of loans in the securitization trusts, the Company is required to advance the interest due to the bondholders of the securitization trusts when delinquent borrowers fail to make timely payments on their mortgage loans. The Company is also required to advance to the securitization trusts foreclosure-related expenses, delinquent real estate taxes and property insurance on mortgage loans in the securitization trusts. In its capacity as servicer of the loans in the securitization trusts, the Company is not required to make advances which would not be expected to be recoverable from the securitization trusts. The Company records interest advances and servicing advances as accounts receivable on its consolidated balance sheets at the time the cash advance is made and until recovered. The Company, as servicer, is entitled to recover these advances from regular monthly cash flows from the securitization trusts, including monthly payments, loan pay-offs and liquidation proceeds from the sale of real estate collateral underlying the mortgage loan if the properties are foreclosed upon and sold. The Company periodically evaluates the realizability of its interest and servicing advances and other accounts receivable, and charges income for amounts deemed uncollectible. As a means of improving its liquidity, the Company has, from time to time, entered into agreements with unaffiliated third parties pursuant to which they made certain, but not all, of the servicing advances directly to the securitization trusts. Additionally, as a means of recovering interest and servicing advances made by the Company prior to the time borrowers remit their payments or the mortgaged property is foreclosed upon and sold, from time to time, the Company may sell its interest and servicing advances.

Equipment and Improvements, Net

Equipment and improvements, net, are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are being recorded utilizing straight-line and accelerated methods over the following estimated useful lives:

Computer hardware	Five years
Furniture and fixtures	Five to seven years
Computer software	Three years
Leasehold improvements	Lower of life of lease or asset

Revenue Recognition

The Company depends on its ability to sell mortgage loans in the secondary markets, as market conditions allow, to generate cash proceeds to pay down its revolving warehouse and repurchase facilities and fund new originations and purchases. The ability of the Company to sell loans in the secondary market on acceptable terms is essential for the continuation of the Company’s loan origination and purchase operations.

AAMES FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Six Months Ended December 31, 2003 (unaudited) and 2002 (unaudited)

and the Years Ended June 30, 2003, 2002 and 2001

The Company records a sale of mortgage loans and the resulting gain on sale of loans when it surrenders control over the loans to a buyer (the “transferee”). Control is surrendered when (i) the loans are isolated from the Company, put presumptively beyond the reach of the Company and its creditors, even in a bankruptcy or other receivership, (ii) either the transferee has the unconstrained right to pledge or exchange the loans or the transferee is a qualifying special purpose entity and the beneficial interest holders in the qualifying special purpose entity have the unconstrained right to pledge or exchange the beneficial interests, and (iii) the Company does not maintain effective control over the loans through an agreement that entitles and obligates the Company to repurchase or redeem the loans before their maturity or through an agreement that unilaterally entitles the Company to repurchase or redeem the loans.

The Company sells its mortgage loans in whole loan sale transactions on a cash basis. In whole loan sale transactions, the buyer acquires all future rights (including mortgage servicing rights) to the loans, without recourse to the Company except for standard representations and warranties. Gains and losses on whole loan sales are recognized when the Company surrenders control over the loans (generally on the settlement date) based upon the difference between the proceeds received and the net carrying amount of the loans.

In a securitization, the Company conveys loans to a separate entity (such as a trust) in exchange for cash proceeds and a residual interest in the trust. The cash proceeds are raised through an offering of pass-through certificates or bonds evidencing the right to receive principal payments and interest on the certificate balance or bonds. The non-cash gain on sale of loans represents the difference between the proceeds (including premiums) from the sale, net of related transaction costs, and the allocated carrying amount of the loans sold. The allocated carrying amount is determined by allocating the original cost basis amount of loans (including premiums paid on loans originated) between the portion sold and any retained interests (residual interests), based on their relative fair values at the date of transfer. The residual interests represent, over the estimated life of the loans, the present value of the estimated future cash flows based upon the expected timing that the estimated future cash flows would be released from the securitization trusts to the Company, i.e., the “cash out” method for residual interest valuation. These cash flows are determined by the excess of the weighted average coupon on each pool of loans sold over the sum of the interest rate paid to investors, the contractual servicing fee, a monoline insurance fee, if any, and an estimate for credit losses. Each agreement that the Company has entered into in connection with its securitizations requires the overcollateralization of the trust that may initially be funded by cash deposited by the Company. The amount and timing of the cash flows expected to be released from the securitization trusts considers the impact of the applicable delinquency and credit loss limits specified in the securitization agreements.

The Company determines the present value of the cash flows at the time each securitization transaction closes using certain estimates made by management at the time the mortgage loans are sold. These estimates include: (i) a future rate of prepayment; (ii) credit losses; and (iii) a discount rate used to calculate present value. The future cash flows represent management’s best estimate. Management monitors performance of the loans and changes in the estimates are reflected in earnings. There can be no assurance of the accuracy of management’s estimates.

On a quarterly basis, the Company reviews the fair value of the residual interests by analyzing its prepayment, credit loss and discount rate assumptions in relation to its actual experience and current rates of prepayment and credit loss prevalent in the industry. The Company may adjust the residual interests or take a charge to earnings related to the residual interests, as appropriate, to reflect a valuation or write-down of its residual interests based upon (i) the actual performance of the Company’s residual interests as compared to the

AAMES FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Six Months Ended December 31, 2003 (unaudited) and 2002 (unaudited)

and the Years Ended June 30, 2003, 2002 and 2001

Company’s key assumptions and estimates used to determine fair value and (ii) changes in assumptions and estimates. Although management believes that the assumptions to estimate the fair values of its residual interests are reasonable, there can be no assurance as to the accuracy of the assumptions or estimates.

Prior to June 30, 2000, the Company capitalized mortgage servicing rights based on an allocation of the carrying amount of the loans securitized on a servicing retained basis. Mortgage servicing rights are amortized in proportion to and over the period of estimated future servicing income. Subsequent to June 30, 2000, the Company sold or securitized mortgages on a servicing released basis; therefore, the Company did not capitalize mortgage servicing rights.

The Company periodically reviews its mortgage servicing rights for impairment, based on estimated fair value. The Company determines fair value based on the present value of estimated future net cash flows. In estimating future net cash flows, the Company determines future servicing revenues less future servicing expenses over the expected life of the loans. Servicing revenues include contractual servicing fees and other ancillary income such as prepayment and late fees. Servicing expenses consist of direct servicing costs and allocated indirect expenses relating to the servicing operations. Servicing expenses include an estimate for the cost to carry advances to the securitization trusts, based on the amount of advances which have been made, advances that are expected to be made and the period of time that the advances are expected to be outstanding. The Company uses a 15% discount rate to calculate the present value of the estimated future net cash flows. At June 30, 2003 and 2002, there were no valuation allowances on mortgage servicing rights.

Interest is accrued monthly on loans held for sale as earned. Interest is reversed if a loan held for sale becomes past due 59 days or more and subsequently recognized on a cash basis if and when remitted by the borrower.

Advertising Expense

The Company’s policy is to charge advertising costs to expense when incurred.

Income Taxes

Taxes are provided on substantially all income and expense items included in earnings, regardless of the period in which such items are recognized for tax purposes. The Company uses an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company’s financial statements or tax returns. In estimating future tax consequences, the Company generally considers all expected future events other than the enactment of changes in the tax law or rates.

Earnings (Loss) Per Common Share

Basic earnings (loss) per share of common stock is computed using the weighted average number of shares of common stock outstanding during each period. Diluted earnings (loss) per share includes the effects of the assumed conversion of shares related to the Company’s 5.5% Convertible Subordinated Debentures due 2006 and preferred stock convertible into common shares and the exercise of warrants and common stock options outstanding, except when their effect is antidilutive.

AAMES FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Six Months Ended December 31, 2003 (unaudited) and 2002 (unaudited)

and the Years Ended June 30, 2003, 2002 and 2001

All authorized and outstanding Series B and Series C Stock share amounts in the accompanying consolidated financial statements have been retroactively restated to reflect the 1,000-for-1 stock split effected by the Company on September 24, 1999. All references in the accompanying consolidated balance sheets, consolidated statements of operations and notes to consolidated financial statements to the number of common shares and per common share amounts have been restated to reflect the one-for-five reverse stock split effected on April 14, 2000.

Risk Management, Derivative Instruments and Hedging Activities

The Company’s earnings may be directly affected by the level of and fluctuation in interest rates in the securitization trusts. No derivative financial instruments were in place at and during the six months ended December 31, 2003 and at and during the years ended June 30, 2003 and 2002 applicable to the securitization trusts.

From time to time, the Company uses hedge products to mitigate interest rate exposure to its inventory and pipeline of mortgage loans. The Company has utilized hedge products that included forward interest rate swap agreements and other hedging products. The use, amount and term of derivative financial instruments are determined by members of the Company’s senior management.

Derivative financial instruments are recorded at fair value on the Company’s consolidated balance sheets. The Company records the fair value of any derivatives in accounts receivable or accounts payable and accrued expenses or in separate asset or liability line items, as the case may be, depending on materiality considerations. The Company’s derivative financial instruments are not designated, and do not qualify, as accounting hedges. Therefore, changes in the fair value of the derivative financial instruments are recorded currently in operations as realized or incurred.

Note 2.    Cash and Cash Equivalents and Cash Held in Trust

At December 31, 2003, June 30, 2003 and 2002, the Company had corporate cash and cash equivalents available of $11.6 million (unaudited), $23.9 million and $17.4 million, respectively, none of which were restricted. There were no overnight investments at December 31, 2003, June 30, 2003 and 2002.

The Company services mortgage loans in securitization trusts and services mortgage loans on an interim basis, which consist of loans held for sale and loans subserviced for others. In such capacity, certain funds are collected from borrowers and placed in segregated trust accounts which totaled $18.9 million (unaudited), $34.5 million and $51.6 million at December 31, 2003, June 30, 2003 and 2002, respectively. These accounts and corresponding liabilities are not included in the accompanying consolidated balance sheets.

Note 3.    Loans Held for Sale

The following summarizes the composition of the Company’s loans held for sale by interest rate type at December 31, 2003, June 30, 2003 and 2002 (in thousands):

	December 31, 2003	June 30,
		2003	2002
	(unaudited)
Fixed rate mortgages	$161,095	$165,925	$207,458
Adjustable rate mortgages	529,773	235,076	254,610

Loans held for sale	$690,868	$401,001	$462,068

AAMES FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Six Months Ended December 31, 2003 (unaudited) and 2002 (unaudited)

and the Years Ended June 30, 2003, 2002 and 2001

Note 4.    Advances and Other Receivables

At December 31, 2003, June 30, 2003 and 2002, advances and other receivables were comprised of the following (in thousands):

	December 31, 2003	June 30,
		2003	2002
	(unaudited)
Interest and servicing advances	$10,352	$32,771	$47,350
Servicing and miscellaneous fees	122	429	4,103
Cash due from securitization trusts	1,500	3,501	3,472
Accrued interest and other	9,209	4,614	6,351

Advances and other receivables	$21,183	$41,315	$61,276

Certain of the Company’s interest and servicing advances are pledged under a borrowing facility entered into by the Company on June 30, 2003 which is discussed in Note 10, Borrowings.

During the year ended June 30, 2003, the Company wrote off $2.8 million of aged late fees receivable.

The Company’s prior arrangement with an investment bank pursuant to which the investment bank purchased certain cumulative advances and undertook the obligation to make a substantial portion, but not all, of the Company’s advance obligations on its securitized pools expired during the year ended June 30, 2003.

Note 5.    Residual Interests

The activity in the residual interests during the six months ended December 31, 2003 and the years ended June 30, 2003 and 2002 is summarized as follows (in thousands):

	Six Months Ended December 31, 2003	Year Ended June 30,
		2003	2002
	(unaudited)
Residual interests, at beginning of year	$129,232	$197,297	$237,838
Accretion	3,385	16,558	32,457
Cash received from the trusts	(80,638)	(49,700)	(45,998)
Write-down of residual interests	—	(34,923)	(27,000)

Residual interests, at end of year	$51,979	$129,232	$197,297

During the six months ended December 31, 2003 and the years ended June 30, 2003 and 2002, cash received from the trusts included $61.2 million (unaudited), $4.4 million and $1.3 million, respectively, remitted to the Company in connection with finalizing calls.

The Company sold to Capital Z Investments, L.P., a Bermuda partnership (“CZI”) for $8.7 million and $16.4 million of cash the residual interests created in the $315.0 million and $585.0 million of securitizations which closed during the years ended June 30, 2003 and 2002, respectively. The Company has not retained any interest in such residual interests sold to CZI. The Company retained the residual interests created in the securitizations which closed during and prior to the year ended June 30, 2000.

AAMES FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Six Months Ended December 31, 2003 (unaudited) and 2002 (unaudited)

and the Years Ended June 30, 2003, 2002 and 2001

During the year ended June 30, 2003, despite lower net credit losses on liquidations of mortgage loans in the securitization trusts, the Company experienced higher than expected loss severities on such liquidations. During the same time, the Company also experienced higher than estimated prepayment speed activity for mortgage loans in the securitization trusts due to the low mortgage interest rate environment prevailing in the United States. Therefore, the Company increased its credit loss assumptions and changed its annual prepayment rate assumptions used to estimate the fair value of its retained residual interests. During the year ended June 30, 2003, the Company also adjusted the underlying forward interest rate curve assumption used to estimate the fair value of its retained residual interests. The effect of these changes in estimates resulted in a $31.9 million write-down to the carrying value of the Company’s retained residual interests. Additionally, as master servicer of the mortgage loans in the securitization trusts, the Company has the right to call at par the mortgage loans in securitization trusts when the remaining balance of the mortgage loans sold in the securitization trusts falls below 10.0% of the original mortgage loan balance. During the year ended June 30, 2003, the Company called the mortgage loans in seven of the securitization trusts which did not materially effect the carrying value of the Company’s retained residual interests. In August 2003, the Company notified the trustee of the securitization trusts of the Company’s intent to call four additional securitization trusts. In estimating the effects on the carrying value of the retained residual interests of calling the mortgage loans in those four securitization trusts, the Company wrote down by $3.0 million the retained residual interests related to those four securitization trusts.

Of the Company’s remaining thirteen securitization trusts which had a mortgage loan balance of $798.5 million at June 30, 2003, five securitization trusts with a mortgage loan balance at June 30, 2003 of $161.0 million were callable at June 30, 2003. If the Company calls any of these securitization trusts, it might be required to write down the value of the residual interests relating to the called securitization trusts. The Company would also be required to prepay the Financing Facility from proceeds realized from a call transaction in an amount equal to the amount ascribed to the called residual interest and the servicing advances on mortgage loans in the securitization trusts by the lender under the Financing Facility. Additionally, the Company’s portfolio of mortgage loans serviced in securitization trusts would be reduced.

The $27.0 million and $33.6 million write-downs recorded during the year ended June 30, 2002 and 2001, respectively, primarily reflected the Company’s unfavorable assessment of actual credit loss and delinquency experience of certain loans in the securitization trusts as compared to credit loss and delinquency assumptions.

The following table summarizes certain information about the securitization trusts in which the Company has retained a residual interest at December 31, 2003, June 30, 2003 and 2002 (dollars in thousands):

	December 31, 2003	June 30,
		2003	2002
	(unaudited)
Aggregate principal balance of securitized loans at the time of the securitizations	$3,304,181	$6,642,357	$7,016,205
Outstanding principal balance of securitized loans	358,691	828,939	1,316,956
Outstanding principal balance of pass-through certificates or bonds of the securitization trusts	294,984	683,277	1,141,805
Weighted average coupon rates of outstanding:
Securitized loans	10.10%	10.23%	10.26%
Pass-through certificates or bonds	5.64%	5.51%	5.53%

AAMES FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Six Months Ended December 31, 2003 (unaudited) and 2002 (unaudited)

and the Years Ended June 30, 2003, 2002 and 2001

In connection with its securitization transactions, the Company initially deposits with a trustee cash or the required overcollateralization amount and subsequently deposits a portion of the excess spread collected on the related loans. At December 31, 2003, June 30, 2003 and 2002, the securitization trusts in which the Company has retained a residual interest included overcollateralization of approximately $63.7 million (unaudited), $145.7 million and $175.2 million, respectively. These overcollateralization amounts are subject to increase, as specified in the related securitization documents.

There is no active market with quoted prices for the Company’s residual interests. Therefore, the Company estimates the fair value of its residual interests based upon the present value of expected future cash flows based on certain prepayment, credit loss and discount rate assumptions. There can be no assurance that the Company could realize the fair value of its residual interests in a sale.

Certain historical data and key assumptions and estimates used by the Company in its December 31, 2003, June 30, 2003 and 2002 reviews of the residual interest it has retained were the following:

	December 31, 2003	June 30,
		2003	2002
	(unaudited)
Prepayments:
Actual weighted average annual prepayment rate, as a percentage of outstanding principal balances of securitized loans:
Fixed rate loans	36.6%	32.5%	29.4%
Adjustable rate loans	35.2%	34.4%	37.6%
Estimated annual prepayment rates, as a percentage of outstanding principal balances of securitized loans:
Fixed rate loans	24.3% to 57.1%	30.9% to 48.8%	22.3% to 34.4%
Adjustable rate loans	18.8% to 46.8%	18.4% to 52.9%	13.8% to 41.0%
Estimated weighted average life of securitized loans	1.8 years	1.9 years	3.7 years
Credit losses:
Actual credit losses to date, as a percentage of original principal balances of securitized loans	5.2%	5.4%	4.7%
Future estimated prospective credit losses, as a percentage of original principal balances of securitized loans	0.6%	0.5%	0.8%
Total actual and estimated prospective credit losses, as a percentage of original principal balances of securitized loans	5.8%	5.9%	5.5%
Total actual credit losses to date and estimated prospective credit losses (dollars in thousands)	$188,629	$392,592	$385,372
Weighted average discount rate	13.7%	13.5%	13.4%

To estimate the effects of changes in interest rates on the coupon rates of the adjustable rate mortgage loans, the Company considers current underlying indices, periodic interest rate caps, lifetime interest rate caps and contractual interest rate floors. In determining the interest rates for the floating rate pass-through certificates in the securitization trusts, the Company uses each certificates’ specific spread over the one-month LIBOR.

AAMES FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Six Months Ended December 31, 2003 (unaudited) and 2002 (unaudited)

and the Years Ended June 30, 2003, 2002 and 2001

At December 31, 2003, June 30, 2003 and 2002, the total actual and estimated prospective credit losses, as a percentage of original principal balance of securitized loans in securitization trusts in which the Company has retained a residual interest were as follows:

Mortgage Loans Securitized During the Periods Ended:	December 31, 2003	Actual and Estimated Prospective Credit Losses(1) June 30,
		2003	2002
	(unaudited)
1999	6.2%	6.4%	5.4%
1998	4.8	5.9	6.5
1997	4.5	5.4	5.6
1996	6.2	6.2	6.2

(1)	Static pool losses are calculated by adding the actual and estimated future credit losses and dividing that sum by the balance of the mortgage loans in each securitization trust at the time of securitization. The amount shown for each year is the weighted average for all securitizations during that period.

Actual and estimated credit losses vary between securitization trusts due to differing credit quality i.e., credit grade, production channel and other factors considered by the Company when evaluating credit loss estimates.

The table below illustrates the resulting hypothetical fair values of the Company’s retained residual interests at December 31, 2003 and June 30, 2003 caused by assumed immediate adverse changes to the key assumptions used by the Company to determine fair value (dollars in thousands):

	December 31, 2003	June 30, 2003
	(unaudited)
Prepayment speed assumption:
Fair value after:
Impact of a 10% adverse change	$49,657	$127,210
Impact of a 20% adverse change	49,338	125,703
Credit loss assumption:
Fair value after:
Impact of a 10% adverse change	48,507	125,666
Impact of a 20% adverse change	46,985	122,243
Residual interest cash flows discount rate:
Fair value after:
Impact of a 10% adverse change	50,075	124,805
Impact of a 20% adverse change	48,281	120,602
Interest rate on adjustable mortgage loans and bonds:
Fair value after:
Impact of a 10% adverse change	50,018	128,749
Impact of a 20% adverse change	50,005	128,496

These sensitivities are hypothetical, are presented for illustrative purposes only, and should be used with caution. The changes in the assumptions regarding prepayments and credit losses were applied to the cash flows

AAMES FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Six Months Ended December 31, 2003 (unaudited) and 2002 (unaudited)

and the Years Ended June 30, 2003, 2002 and 2001

of the mortgage loans underlying the retained interests. Changes in assumptions regarding discount rate were applied to the cash flows of the securitization trusts. Generally, changes in fair value based upon a change in assumptions cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. The change in one assumption was calculated without changing any other assumptions. In reality, changes in one assumption may result in changes in others which may magnify or offset the sensitivities. For example, changes in market interest rates may simultaneously impact the prepayment, credit loss and the discount rate assumptions.

The table below summarizes cash flows received from (paid to) securitization trusts during the six months ended December 31, 2003 and the years ended June 30, 2003 and 2002 (in thousands):

	Six Months Ended December 31, 2003	Year Ended June 30,
		2003	2002
	(unaudited)
Proceeds from new securitizations	$—	$314,958	$584,964
Servicing fees collected	1,984	5,310	6,600
Purchases of delinquent and foreclosed loans	(111)	(7,322)	(10,421)
Interest and servicing advances made	(8,614)	(31,190)	(30,872)
Interest and servicing advances collected	31,034	45,769	35,074
Cash received from CZI from sales of residual interests	—	8,695	16,400

The table summarizes certain delinquency and charge-off information regarding mortgage loans in the Company’s portfolio of loans held for sale and in the securitization trusts at or during the six months ended December 31, 2003 and at or during the years ended June 30, 2003 and 2002 (in thousands):

	At or During the Six Months Ended December 31, 2003	At or During the Year Ended June 30,
		2003	2002
	(unaudited)
Loans past due 90 days or more:
Securitization trusts	$55,389	$106,685	$168,198
Loans held for sale	4,280	5,153	20,448
Credit losses:
Net losses on liquidations of mortgage loans in securitization trusts	8,210	31,130	63,042
Charge-offs of mortgage loans held for sale	1,970	4,538	4,402

Included in net losses on liquidations of mortgage loans in securitization trusts are net losses of $0.1 million (unaudited), $1.7 million and $5.7 million incurred in purchases of delinquent and foreclosed loans from securitization trusts during the six months ended December 31, 2003 and during the years ended June 30, 2003 and 2002, respectively.

The Company did not dispose of any loans through securitizations during the six months ended December 31, 2003. Key assumptions and estimates used by the Company in measuring the residual interests at the date of

AAMES FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Six Months Ended December 31, 2003 (unaudited) and 2002 (unaudited)

and the Years Ended June 30, 2003, 2002 and 2001

securitization resulting from securitizations completed during the years ended June 30, 2003 and 2002 were as follows:

	Year ended June 30,
	2003	2002
Prepayments:
Estimated annual prepayment rates, as a percentage of outstanding principal balance of securitized loans:
Fixed rate loans	24.3%	25.2% to 31.5%
Adjustable rate loans	45.4%	40.1% to 55.5%
Estimated weighted average life of securitized loans	4.0 years	3.4 years
Credit losses:
Future estimated prospective credit losses, as a percentage of original principal balances of securitized loans	3.6%	3.7%
Total estimated prospective credit losses (dollars in thousands)	$11,370	$21,736
Discount rate	15.0%	15.0%

Note 6.    Residual Forward Sale Facility

On March 31, 2003, the Residual Forward Sale Facility (the “Residual Facility”) with CZI, an affiliate of Capital Z, the Company’s largest shareholder, expired.

In connection with obtaining the Residual Facility, the Company paid and capitalized a facility fee of $3.0 million to CZI. Other costs capitalized in connection with obtaining the Residual Facility were $300,000. These capitalized costs were amortized to gain on sale of loans based upon the ratio of the dollar amount of the residual interests sold to CZI under the Residual Facility to the total Residual Facility amount. During the six months ended December 31, 2003, there were no Residual Facility related expenses. However, during the six months ended December 31, 2002, amortization charged to gain on sale of loans was $0.6 million (unaudited), substantially all of which related to the facility fee paid to CZI. During the year ended June 30, 2003 and 2002, amortization charged to gain on sale of loans was $0.8 million and $0.5 million, respectively, of which $0.7 million and $0.5 million, respectively, related to the facility fee paid to CZI. At June 30, 2003, there were no remaining unamortized costs relating to the Residual Facility.

Note 7.    Mortgage Servicing Rights, Net

The activity in mortgage servicing rights during the six months ended December 31, 2003 and the years ended June 30, 2003 and 2002 is summarized as follows (in thousands):

	Six Months Ended December 31, 2003	Year Ended June 30,
		2003	2002
	(unaudited)
Mortgage servicing rights, net, at beginning of year	$220	$2,920	$6,545
Amortization of mortgage servicing rights	(220)	(2,700)	(3,625)

Mortgage servicing rights, net, at end of year	$—	$220	$2,920

AAMES FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Six Months Ended December 31, 2003 (unaudited) and 2002 (unaudited)

and the Years Ended June 30, 2003, 2002 and 2001

Note 8.    Equipment and Improvements, Net

Equipment and improvements, net, consisted of the following at December 31, 2003, June 30, 2003 and 2002 (in thousands):

	December 31, 2003	June 30,
		2003	2002
	(unaudited)
Computer hardware	$14,746	$13,511	$13,009
Furniture and fixtures	10,053	9,534	9,133
Computer software	14,329	14,125	13,599
Leasehold improvements	3,607	3,450	2,913

Total	42,735	40,620	38,654
Accumulated depreciation and amortization	(33,672)	(31,692)	(27,718)

Equipment and improvements, net	$9,063	$8,928	$10,936

During the six months ended December 31, 2003 and years ended June 30, 2003 and 2002, depreciation and amortization expense was comprised of the following components (in thousands):

	Six Months Ended December 31, 2003	Year Ended June 30,
		2003	2002
	(unaudited)
Depreciation	$1,834	$3,793	$4,040
Amortization	190	339	292

	$2,024	$4,132	$4,332

Note 9.    Prepaid and Other Assets

Prepaid and other assets consisted of the following at December 31, 2003, June 30, 2003 and 2002 (in thousands):

	December 31, 2003	June 30,
		2003	2002
	(unaudited)
Licensing, permit and performance bond deposits	$5,971	$8,494	$7,207
Unamortized debt issuance costs and commitment fees	4,351	3,398	3,189
Prepaids, security deposits and other deferred charges	1,548	2,121	2,015
Other assets	3,404	3,443	2,299

	$15,274	$17,456	$14,710

AAMES FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Six Months Ended December 31, 2003 (unaudited) and 2002 (unaudited)

and the Years Ended June 30, 2003, 2002 and 2001

Note 10.    Borrowings

Amounts outstanding under borrowings consisted of the following at December 31, 2003, June 30, 2003 and 2002 (in thousands):

	December 31, 2003	June 30,
		2003	2002
	(unaudited)
Financing Facility due December 2004	$22,821	$74,116	$—
9.125% Senior Notes due November 2003	—	—	150,000
5.5% Convertible Subordinated Debentures due March 2006, convertible into approximately 1.5 million shares of common stock at $78.15 per share	64,396	64,396	113,970

Borrowings	$87,217	$138,512	$263,970

During the year ended June 30, 2003, the Company purchased for $19.9 million, or a $2.2 million discount from par, $22.1 million face amount of its 9.125% Senior Notes due November 2003 (the “Senior Notes”) and redeemed the remaining $127.9 million face amount of the Senior Notes. In connection with the redemption of the Senior Notes, the Company paid $53.8 million in cash and borrowed $74.1 million through a financing facility collateralized by its residual interests and certain of its servicing advances (the “Financing Facility”). The Financing Facility has a term of 18 months and bears interest at a rate of one-month LIBOR plus 2.75% per annum. Portions of the monthly cash flows generated from the Company’s retained residual interests and servicing advances collateralizing the Financing Facility are paid by the Company to reduce the outstanding balance. Subject to certain limitations, the Company may prepay without penalty the amount outstanding under the Financing Facility at any time. One of the Company’s operating subsidiaries is the contractual borrower under the Financing Facility and the Company is the guarantor.

Of the $51.3 million (unaudited) reduction to the Financing Facility during the six months ended December 31, 2003, $35.8 million (unaudited) was attributable to calling ten securitization trusts during the period. Upon paydown of the Financing Facility in November 2003, the limited guaranty by Capital Z was extinguished.

During the year ended June 30, 2003, $49.6 million of the Company’s 5.5% Convertible Subordinated Debentures due March 2006 (the “2006 Debentures”) were exchanged through the issuance of an equal amount of 5.5% Convertible Subordinated Debentures due March 2012 (the “2012 Debentures”) in an exchange offer (the “Exchange Offer”) which closed on December 13, 2003. During the year ended June 30, 2003, the 2012 Debentures were fully redeemed by the Company in three separate transactions (i) a $19.8 million mandatory sinking fund payment, (ii) SFP’s forgiveness of $25.0 million of its holdings of 2012 Debentures, and (iii) a 5.0% optional call on the remaining $4.7 million of 2012 Debentures for $0.2 million of cash.

Debt extinguishment income recognized by the Company during the year ended June 30, 2003 of $31.7 million was comprised of the $2.2 million discount on the Senior Note purchases, the $25.0 million of 2012 Debentures forgiven by SFP and the $4.5 million of debt extinguished when the Company exercised the 5.0% optional call on the remaining 2012 Debentures.

The 10.5% Senior Notes due 2002 were fully extinguished upon the final principal payment of $5,750,000 made by the Company on February 1, 2002.

AAMES FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Six Months Ended December 31, 2003 (unaudited) and 2002 (unaudited)

and the Years Ended June 30, 2003, 2002 and 2001

Maturities on amounts outstanding on borrowings are as follows (in thousands):

	At
	December 31, 2003	June 30, 2003
	(unaudited)
Fiscal Years Ended June 30,
2004	$—	$—
2005	22,821	74,116
2006	64,396	64,396
2007	—	—
2008	—	—

Thereafter total borrowings	$87,217	$138,512

At December 31, 2003, June 30, 2003 and 2002, the Company had unamortized debt issuance costs of $1.9 million (unaudited), $3.1 million and $2.2 million, respectively, related to the initial issuance of amounts outstanding under borrowings. Unamortized debt issuance costs are included in prepaid and other assets in the accompanying consolidated balance sheets and are amortized to expense over the terms of the related debt issuances.

Note 11.    Revolving Warehouse and Repurchase Facilities

Amounts outstanding under revolving warehouse and repurchase facilities consisted of the following at December 31, 2003, June 30, 2003 and 2002 (in thousands):

	At
	December 31, 2003	June 30,
		2003	2002
	(unaudited)
Repurchase facility collateralized by loans held for sale: $300.0 million committed facility, expires July 30, 2004; bears interest at 0.95% to 1.45% over one month LIBOR, depending on document status	$98,468	$166,180	$121,318
Warehouse facilities collateralized by loans held for sale: $200.0 million committed facility, expires August 27, 2004; generally bears interest at 0.85% to 1.50% over one month LIBOR, depending on collateral	115,189	81,371	117,233
$300.0 million committed facility, expires October 30, 2004; bears interest at 0.95% to 1.75% over one month LIBOR, depending on collateral	202,376	96,124	144,568
$200.0 million committed facility, expires November 30, 2004; generally bears interest at 0.95% to 1.75% over one month LIBOR, depending on collateral	96,792	—	—
$200.0 million facility, $100.0 million committed and $100.0 million uncommitted, expires September 30, 2004; generally bears interest at 0.95% to 1.65% over one month LIBOR, depending on collateral	90,226	—	—

Amounts outstanding under revolving warehouse and repurchase facilities	$603,051	$343,675	$383,119

AAMES FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Six Months Ended December 31, 2003 (unaudited) and 2002 (unaudited)

and the Years Ended June 30, 2003, 2002 and 2001

At December 31, 2003, the Company had total committed and uncommitted revolving warehouse and repurchase facilities available in the amount of $1.1 billion (unaudited) and $100.0 million (unaudited), respectively. At June 30, 2003 and 2002, the Company had total committed revolving warehouse and repurchase facilities available in the amount of $900.0 million and $800.0 million, respectively. While no assurances can be made, the Company expects to renew on terms at or similar to those currently in place.

The Company, through certain of its operating subsidiaries, utilizes revolving warehouse and repurchase facilities to finance the origination of mortgage loans prior to sale or securitization. Revolving warehouse and repurchase facilities typically have a 364-day term and are designated to fund mortgage loans originated within specified underwriting guidelines. All of the Company’s revolving warehouse and repurchase facilities contain provisions requiring the Company and certain of its operating subsidiaries to meet certain periodic financial covenants, including, among other things, minimum liquidity, stockholders’ equity, leverage and net income levels. Additionally, some of the Company’s revolving warehouse and repurchase facilities fund less than 100% of the principal balance of the mortgage loans financed requiring the Company to use working capital to fund the remaining portion of the principal balance of the mortgage loans. The Company has guaranteed amounts outstanding under revolving warehouse and repurchase agreements pursuant to which certain of its operating subsidiaries are the contractual borrowers. The guarantees are full, complete and unconditional. The majority of the mortgage loans originated under the facilities remain in the facilities for a period generally of up to 90 days at which point they are securitized or sold to institutional investors.

At December 31, 2003, June 30, 2003 and 2002, one month LIBOR was 1.12% (unaudited), 1.12% and 1.84%, respectively.

The weighted-average interest rates on borrowings outstanding under revolving warehouse and repurchase facilities at December 31, 2003 was approximately 2.04% (unaudited). During the six month period ended December 31, 2003, the average amount of borrowings under revolving warehouse and repurchase facilities was $653.5 million (unaudited) and the maximum outstanding under such facilities at anyone time was $917.7 million (unaudited). The weighted-average interest rates on borrowings outstanding under revolving warehouse and repurchase facilities at December 31, 2002 was approximately 2.41% (unaudited). During the six months ended December 31, 2002, the average amount of borrowings under revolving warehouse and repurchase facilities was $615.3 million (unaudited) and the maximum outstanding under such facilities at any one time was $901.2 million (unaudited) at which time a temporary over-line arrangement was in place with one of the Company’s counterparties.

The weighted-average interest rates on borrowings outstanding under revolving warehouse and repurchase facilities at June 30, 2003 and 2002 were approximately 1.48% and 2.90%, respectively. During the year ended June 30, 2003, the average amount of borrowings under revolving warehouse and repurchase facilities was $550.5 million and the maximum outstanding under such facilities at any one time during the year ended June 30, 2003 was $901.2 million at which time a temporary over-line arrangement was in place with one of the Company’s counterparties.

At December 31, 2003, June 30, 2003 and 2002, included in prepaid and other assets in the accompanying consolidated balance sheet were $2.5 million (unaudited), $0.3 million and $1.0 million, respectively, of deferred commitment fees relating to the Company’s revolving warehouse and repurchase facilities remaining to be amortized to expense over their respective remaining terms.

AAMES FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Six Months Ended December 31, 2003 (unaudited) and 2002 (unaudited)

and the Years Ended June 30, 2003, 2002 and 2001

Note 12.    Income Taxes

During the six months ended December 31, 2003, the Company recorded an income tax benefit of $18.0 million (unaudited). The Company has determined it is more likely than not that certain future tax benefits, primarily net operating loss carryforwards, will be realized as a result of future income. Therefore, during the six months ended December 31, 2003, the deferred tax valuation allowance was decreased to recognize higher than previously anticipated net deferred tax assets. During the six months ended December 31, 2003, the Company’s effective tax rate (benefit) was (64.5%). The variance in the effective rate from the federal statutory rate is due to the recognition of deferred tax assets resulting from net operating loss carryforwards. During the six months ended December 31, 2002, the Company recorded an income tax provision of $2.2 million (unaudited), which related primarily to taxes on excess inclusion income on the Company’s REMIC trusts and, to a lesser extent, to miscellaneous state tax obligations. Such tax provision reflects an effective tax rate of 15.4% for the six months ended December 31, 2002.

The provision (benefit) for income taxes consisted of the following for the six months ended December 31, 2003 and 2002 (in thousands):

	Six Months Ended December 31,
	2003	2002
	(unaudited)
Current:
Federal	$625	$1,700
State	2,494	486

	3,119	2,186

Deferred:
Federal	(17,032)	—
State	(4,063)	—

	(21,095)	—

Total	$(17,976)	$2,186

The provision (benefit) for income taxes consisted of the following for the years ended June 30, 2003, 2002 and 2001 (in thousands):

	June 30,
	2003	2002	2001
Current:
Federal	$3,509	$2,867	$1,400
State	652	220	489

	4,161	3,087	1,889

Deferred:
Federal	(6,000)	—	—
State	—	—	—

	(6,000)	—	—

Total	$(1,839)	$3,087	$1,889

AAMES FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Six Months Ended December 31, 2003 (unaudited) and 2002 (unaudited)

and the Years Ended June 30, 2003, 2002 and 2001

The Company periodically undergoes federal and state tax return examinations and may provide for additional liabilities for identified exposure items. During the three months ended June 30, 2003, a number of pending tax return audits were finalized and related tax liabilities were adjusted to the actual amounts due. This resolution resulted in a tax benefit of approximately $6.0 million being recognized in the accompanying consolidated statement of operations.

Current and deferred taxes payable (benefit) were comprised of the following at December 31, 2003 (unaudited) (in thousands):

Current taxes payable
Federal	$2,121
State	2,768

4,889

Deferred taxes payable
Federal	(17,032)
State	(4,063)

(21,095)

Total	$(16,206)

Current and deferred taxes payable were comprised of the following at June 30, 2003 and 2002 (in thousands):

	June 30,
	2003	2002
Current taxes payable:
Federal	$2,120	$1,487
State	955	937

	3,075	2,424

Deferred taxes payable:
Federal	—	6,132
State	—	—

Total	$3,075	$8,556

AAMES FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Six Months Ended December 31, 2003 (unaudited) and 2002 (unaudited)

and the Years Ended June 30, 2003, 2002 and 2001

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities consisted of the following at December 31, 2003, June 30, 2003 and 2002 (in thousands):

	December 31, 2003	June 30,
		2003	2002
	(unaudited)
Deferred tax assets:
Residual interests	$(31,255)	$(92,722)	$(95,445)
Other	(10,587)	—	—
Net operating loss carry forward	(91,423)	(55,967)	(52,781)

Total gross deferred tax assets	(133,265)	(148,689)	(148,226)

Tax valuation allowance	96,889	125,928	137,678
Deferred tax liabilities:
Mark-to-market	6,329	8,495	6,329
State taxes	8,952	8,885	9,176
Other	—	5,381	1,175

Total gross deferred tax liabilities	15,281	22,761	16,680

Net deferred tax liabilities (assets)	$(21,095)	$—	$6,132

The deferred tax valuation allowance was reduced by approximately $11.8 million during the year ended June 30, 2003. The decrease resulted from the utilization of deferred tax assets against deferred tax liabilities that originated during the year ended June 30, 2003, and a reduction of deferred tax liabilities associated with tax contingencies that were resolved during the year ended June 30, 2003.

The deferred tax valuation allowance was reduced by approximately $29.0 million during the six months ended December 31, 2003 as a result of current utilization of net operating losses and the projection of future taxable income for the calendar year ended December 31, 2004.

The estimated effective tax rates for the six months ended December 31, 2003 and 2002 (unaudited) were as follows (dollars in thousands):

	2003
	Permanent Differences	Tax Affected Permanent Differences	Effective Tax Rate Calculation
Tax benefit			$(17,976)
Income before income taxes			27,867
Effective tax rate			(64.5)%

Federal statutory rate			35.0%
Tax valuation allowance	$(69,762)	$(28,742)	(103.1)
Other, net	2,435	1,003	3.6

			(64.5)%

AAMES FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Six Months Ended December 31, 2003 (unaudited) and 2002 (unaudited)

and the Years Ended June 30, 2003, 2002 and 2001

	2002
	Permanent Differences	Tax Affected Permanent Differences	Effective Tax Rate Calculation
Tax provision			$2,186
Income before income taxes			14,180
Effective tax rate			15.4%

Federal statutory rate			35.0%
Tax valuation allowance	$(10,779)	$(4,441)	(31.3)
Other, net	4,027	1,659	11.7

			15.4%

The estimated effective tax rates for the years ended June 30, 2003, 2002 and 2001 were as follows (dollars in thousands):

	2003
	Permanent Differences	Tax Affected Permanent Differences	Effective Tax Rate Calculation
Tax benefit			$(1,839)
Income before income taxes			27,327
Effective tax rate			(6.7)%

Federal statutory rate			35.0%
Tax valuation allowance	$(28,058)	$(11,750)	(43.0)
Other, net	848	355	1.3

			(6.7)%

	2002
	Permanent Differences	Tax Affected Permanent Differences	Effective Tax Rate Calculation
Tax provision			$3,087
Income before income taxes			7,633
Effective tax rate			40.4%

Federal statutory rate			35.0%
Tax valuation allowance	$879	$360	4.7
Other, net	127	52	0.7

			40.4%

AAMES FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Six Months Ended December 31, 2003 (unaudited) and 2002 (unaudited)

and the Years Ended June 30, 2003, 2002 and 2001

	2001
	Permanent Differences	Tax Affected Permanent Differences	Effective Tax Rate Calculation
Tax provision			$1,889
Loss before income taxes			(28,635)
Effective tax rate			6.6%

Federal statutory rate			(35.0)%
Tax valuation allowance	$29,560	$12,394	43.3
Other, net	(117)	(49)	(1.7)

			6.6%

The investment in the Company by Capital Z resulted in a change of control for income tax purposes thereby potentially limiting the Company’s ability to utilize net operating loss carry forwards and certain other future deductions.

The Company’s residual interest in real estate mortgage investment conduits (“REMIC”) creates excess inclusion income for tax purposes which may give rise to a current income tax liability. Available loss carry forwards and operating losses may not reduce taxable income below excess inclusion income earned from the REMIC.

The Company’s federal tax net operating losses generally begin to expire in 2019.

Note 13.    Commitments and Contingencies

Operating Leases

The Company leases office space under operating leases expiring at various dates through March 2012. Total rent expense related to such operating leases amounted to $4.6 million (unaudited), $3.9 million (unaudited), $8.4 million, $8.5 million and $8.8 million during the six months ended December 31, 2003 and 2002 and the years ended June 30, 2003, 2002 and 2001, respectively. During the six months ended December 31, 2003 and 2002 and the years ended June 30, 2003, 2002 and 2001, sublease receipts were $0.7 million (unaudited), $0.7 million (unaudited), $1.4 million, $1.0 million and $0.1 million, respectively, and sublease related discount amortization was $0.1 million (unaudited), $0.1 million (unaudited), $0.3 million, $0.3 million and $0.1 million, respectively. Certain leases have provisions for renewal options and/or rental increases at specified increments or in relation to increases in the Consumer Price Index (as defined).

AAMES FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Six Months Ended December 31, 2003 (unaudited) and 2002 (unaudited)

and the Years Ended June 30, 2003, 2002 and 2001

At December 31, 2003, future minimum rental payments required under non-cancelable operating leases and minimum receipts under subleases that have initial or remaining terms in excess of one year are as follows (unaudited):

(in thousands)	Minimum Rental Payments	Minimum Sublease Receipts	Net Minimum Rental Payments
2004	$6,103	$693	$5,410
2005	10,922	1,417	9,505
2006	9,699	1,280	8,419
2007	8,560	868	7,692
2008	8,351	868	7,483
Thereafter	15,555	4,556	10,999

	$59,190	$9,682	$49,508

At June 30, 2003, future minimum rental payments required under non-cancelable operating leases and minimum receipts under subleases that have initial or remaining terms in excess of one year are as follows:

(in thousands)	Minimum Rental Payments	Minimum Sublease Receipts	Net Minimum Rental Payments
2004	$10,149	$1,370	$8,779
2005	9,026	1,417	7,609
2006	7,488	1,280	6,208
2007	6,840	868	5,972
2008	7,157	868	6,289
Thereafter	14,928	4,122	10,806

	$55,588	$9,925	$45,663

Litigation

The Company and certain of its subsidiaries were defendants in Aslami et. al. v. Aames Home Loan, Aames Financial Corporation, et. al. a putative class action filed on April 11, 2000, in Los Angeles County Superior Court, case no. BC228027. On June 27, 2003, the court approved a settlement between the parties regarding this litigation, in which the Company did not admit liability. The terms of this settlement did not have a material adverse effect on its consolidated financial position and results of its operations.

The Company was a defendant in Wilmington Trust Company v. Aames Financial Corporation, an action by the trustee on behalf of the holders of the Company’s Senior Notes seeking to prevent the Company from consummating the Exchange Offer. On June 24, 2003, the New York Supreme Court Appellate Division affirmed the October 25, 2002 decision of the Supreme Court of the State of New York granting the Company’s motion to dismiss Wilmington Trust Company’s amended complaint and issued a declaratory judgment in favor of the Company that the Exchange Offer, if consummated, would not (i) violate the terms of the indenture governing the Senior Notes, or give rise to an event of default thereunder, or (ii) constitute a breach of an implied covenant of good faith and fair dealing. On June 30, 2003, the Company redeemed all of the outstanding Senior Notes.

AAMES FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Six Months Ended December 31, 2003 (unaudited) and 2002 (unaudited)

and the Years Ended June 30, 2003, 2002 and 2001

In the ordinary course of its business, the Company is subject to various claims made against it by borrowers, private investors and others arising from, among other things, losses that are claimed to have been incurred as a result of alleged breaches of fiduciary obligations, misrepresentations, errors and omissions of employees and officers of the Company, incomplete documentation and failures by the Company to comply with various laws and regulations applicable to its business. The Company believes that liability with respect to any of these currently asserted claims or legal action is not likely to be material to the Company’s consolidated financial position and results of operations; however, any claims asserted or legal action in the future may result in expenses which could have a material adverse effect on the Company’s consolidated financial position and results of operations.

Note 14.    Fair Value of Financial Instruments

The following disclosures of the estimated fair value of financial instruments as of December 31, 2003, June 30, 2003 and 2002 are made by the Company using available market information, historical data, and appropriate valuation methodologies. However, considerable judgment is required to interpret market and historical data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange.

The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts (in thousands).

	December 31, 2003		June 30, 2003		June 30, 2002
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
	(unaudited)
Cash and cash equivalents	$11,611	$11,611	$23,860	$23,860	$17,391	$17,391
Loans held for sale, at lower of cost or market	690,868	705,105	401,001	413,170	462,068	474,048
Advances and other receivables	21,183	21,183	41,315	41,315	61,276	61,276
Residual interests, at estimated fair value	51,979	51,979	129,232	129,232	197,297	197,297
Mortgage servicing rights, net	—	—	220	220	2,920	2,920
Borrowings	87,217	83,997	138,512	128,209	263,970	152,573
Revolving warehouse and repurchase facilities	603,051	603,051	343,675	343,675	383,119	383,119
Forward interest rate swap agreements	—	—	—	—	(394)	(394)

The fair value estimates as of December 31, 2003, June 30, 2003 and 2002 are based on pertinent information available to management as of the respective dates. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been revalued for purposes of these consolidated financial statements since those dates and, therefore, current estimates of fair value may differ significantly from the amounts presented herein.

The following describes the methods and assumptions used by the Company in estimating fair values:

•	Cash and cash equivalents are based on the carrying amount which is a reasonable estimate of the fair value.

AAMES FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Six Months Ended December 31, 2003 (unaudited) and 2002 (unaudited)

and the Years Ended June 30, 2003, 2002 and 2001

•	Loans held for sale are based on current investor yield requirements.

•	Advances and other receivables are generally short term in nature, therefore the carrying value approximates fair value.

•	Residual interests and mortgage servicing rights are based on the present value of expected future cash flows using assumptions based on the Company’s historical experience, industry information and estimated rates of future prepayment and credit loss.

•	Borrowings are based on the carrying amount when such amount is a reasonable estimate of fair value or on quoted market prices.

•	Amounts outstanding under revolving warehouse and repurchase facilities are short term in nature and generally bear market rates of interest and, therefore, are based on the carrying amount which is a reasonable estimate of fair value.

•	Forward interest rate swap agreements are based on quoted market prices.

Note 15.    Employee Benefit Plans

401(k) Retirement Savings Plan

The Company sponsors a 401(k) Retirement Savings Plan, a defined contribution plan. Substantially all employees are eligible to participate in the plan after reaching the age of 21 and completion of six months of service. Contributions are made from employees’ elected salary deferrals. Effective January 1, 2001, the Company began contributing to the plan on a matching basis, however, the Company’s contribution remains at its option. Under the match, the Company’s contributions are made based upon 50% of an employee’s contribution up to a maximum of 6% of an employee’s salary. Prior thereto, employer contributions were determined at the beginning of the plan year at the option of the Company. Contributions made to the Plan by the Company during the six months ended December 31, 2003 and 2002 and the years ended June 30, 2003, 2002 and 2001 were $0.5 million (unaudited), $0.5 million (unaudited), $1.1 million, $1.0 million and $0.6 million, respectively.

Stock-Based Compensation

The Company’s Board of Directors adopted the Aames Financial Corporation Stock Option Plan (the “1999 Plan”) as of February 10, 1999, as amended, which was subsequently approved by the stockholders during the year ended June 30, 2000. The 1999 Plan supercedes the Company’s 1991 Stock Incentive Plan, 1995 Stock Incentive Plan, 1996 Stock Incentive Plan, 1997 Stock Option Plan and 1997 Non-Qualified Stock Option Plan. The 1999 Plan provides for the issuance of options to purchase shares of the Company’s common stock to officers, key executives and consultants of the Company. Under the 1999 Plan, the Company may grant incentive and non-qualified options to eligible participants that may vest immediately on the date of grant or in accordance with a vesting schedule, as determined in the sole discretion of the Compensation Committee of the Company’s Board of Directors. The exercise price is based on the 20-day average closing price of the common stock on the day before the date of grant. Each option plan provides for a term of 10 years. Subject to adjustment for stock splits, stock dividends and other similar events at December 31, 2003 and June 30, 2003 there were 22,000,000 (unaudited) and 22,000,000 shares, respectively, reserved for issuance under the 1999 Plan.

AAMES FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Six Months Ended December 31, 2003 (unaudited) and 2002 (unaudited)

and the Years Ended June 30, 2003, 2002 and 2001

The Company had reserved 563,936 shares of the common stock for issuance under a 1991 Stock Incentive Plan, 1995 Stock Incentive Plan, 1996 Stock Incentive Plan, 1997 Stock Option Plan and 1997 Non-Qualified Stock Option Plan. The Company no longer grants options under these plans, however, options granted prior to February 1999 under these plans will remain outstanding until they expire.

A summary of the Company’s stock option plans and arrangements as of December 31, 2003, June 30, 2003, 2002 and 2001 and changes during the periods then ended are as follows:

	Option Shares	Option Price Range
Six Months Ended December 31, 2003
Outstanding at beginning of period	14,085,370	$0.73-147.90
Granted (unaudited)	1,145,000	2.05-3.04
Exercised (unaudited)	(8,068)	0.85-1.00
Forfeited (unaudited)	(778,086)	0.85-119.60

Outstanding at end of period (unaudited)	14,444,216	$0.73-147.90

June 30, 2003
Outstanding at beginning of year	14,296,666	$0.73-147.90
Granted	2,191,611	0.85-1.68
Exercised	(108,138)	0.85-1.00
Forfeited	(2,294,769)	0.85-137.10

Outstanding at end of year	14,085,370	$0.73-147.90

June 30, 2002
Outstanding at beginning of year	13,246,906	$0.85-147.90
Granted	3,334,678	0.73-1.28
Exercised	—	—
Forfeited	(2,284,918)	0.85-144.60

Outstanding at end of year	14,296,666	$0.73-147.90

June 30, 2001
Outstanding at beginning of year	3,128,779	$1.00-147.90
Granted	11,990,817	0.85-1.60
Exercised	—	—
Forfeited	(1,872,690)	0.85-144.60

Outstanding at end of year	13,246,906	$0.85-147.90

The number of options exercisable at December 31, 2003, June 30, 2003 and 2002, were 8,248,188 (unaudited), 6,568,624 and 4,738,930, respectively. The weighted-average fair value of options granted during the six months ended December 31, 2003 and the years ended June 30, 2003 and 2002 was $2.02 (unaudited), $0.75 and $0.42, respectively.

AAMES FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Six Months Ended December 31, 2003 (unaudited) and 2002 (unaudited)

and the Years Ended June 30, 2003, 2002 and 2001

The following table summarizes additional information about options outstanding and exercisable at December 31, 2003 (unaudited):

Range of Exercise Prices	Options Outstanding			Options Exercisable
	Options Outstanding	Weighted-Average Remaining Life	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$ 0.73- 1.00	9,165,621	7.1	$0.85	6,140,373	$ 0.85
1.11- 1.64	2,747,818	7.3	1.25	1,501,320	1.23
1.68- 2.15	300,000	9.7	2.04	60,000	2.04
2.87- 3.04	880,000	9.9	2.88	176,000	2.88
5.00- 5.00	1,233,309	5.7	5.00	253,027	5.00
15.20- 19.45	3,491	1.0	18.52	3,491	18.52
39.70- 59.05	8,442	1.6	39.88	8,442	39.88
65.00- 71.55	89,500	3.7	66.99	89,500	66.99
119.60-147.90	16,035	2.7	136.24	16,035	136.24

$ 0.73-147.90	14,444,216	7.2	$2.01	8,248,188	$ 2.12

The following table summarizes additional information about options outstanding and exercisable at June 30, 2003:

Range of Exercise Prices	Options Outstanding			Options Exercisable
	Options Outstanding	Weighted-Average Remaining Life	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$ 0.73- 1.00	9,710,574	7.8	$0.85	4,834,919	$ 0.85
1.11- 1.64	2,827,179	8.0	1.24	1,382,320	1.23
1.68- 1.68	25,000	9.9	1.68	5,000	1.68
5.00- 5.00	1,395,809	6.3	5.00	219,577	5.00
15.20- 19.45	3,491	1.5	18.52	3,491	18.52
39.70- 59.05	8,442	2.1	39.88	8,442	39.88
65.00- 71.55	98,480	4.6	67.00	98,480	67.00
119.60-147.90	16,395	3.4	135.88	16,395	135.88

$ 0.73-147.90	14,085,370	7.7	$1.99	6,568,624	$ 2.45

AAMES FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Six Months Ended December 31, 2003 (unaudited) and 2002 (unaudited)

and the Years Ended June 30, 2003, 2002 and 2001

The Company applies Accounting Principles Board Opinion 25, and related interpretations in accounting for its stock-based compensation plans and arrangements. No compensation cost has been recognized for stock options. If compensation cost for the stock options and arrangements had been determined based on the fair value at the grant dates for awards under this plan consistent with the method prescribed by Statement of Financial Accounting Standards (“SFAS”) No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of SFAS No. 123,” the Company’s net income (loss) and income (loss) per common share data would have reflected the pro forma amounts indicated below (in thousands, except per share data):

	Six Months Ended December 31,		June 30,
	2003	2002	2003	2002	2001
	(unaudited)
Net income:
As reported	$45,843	$11,994	$29,166	$4,546	$(30,524)
Pro forma	45,240	11,323	28,009	2,925	(32,942)
Basic income (loss) to common stockholders:
As reported	$38,527	$6,138	$15,697	$(9,242)	$(44,445)
Pro forma	37,924	5,467	14,539	(10,863)	(46,863)
Diluted income (loss) to common stockholders:
As reported	$46,888	$11,994	$29,166	$(9,242)	$(44,445)
Pro forma	46,285	11,323	28,009	(10,863)	(46,863)
Basic income (loss) per common share:
As reported	$5.54	$0.94	$2.39	$(1.45)	$(7.11)
Pro forma	5.45	0.84	2.22	(1.70)	(7.50)
Diluted income (loss) per common share:
As reported	$0.45	$0.13	$0.30	$(1.45)	$(7.11)
Pro forma	0.44	0.12	0.29	(1.70)	(7.50)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Six Months Ended December 31,		June 30,
	2003	2002	2003	2002
	(unaudited)
Dividend Yield	0.00%	0.00%	0.00%	0.00%
Expected Volatility	111.00%	118.00%	118.00%	118.00%
Risk-free interest rate	3.02%	3.18%	2.97%	4.13%
Expected life of option	4.5 years	4.5 years	4.5 years	4.5 years

The pro forma stock based compensation cost, net of tax effect for the six months ended December 31, 2003 and 2002 and the years ended June 30, 2003, June 30, 2002 and June 30, 2001, was $0.6 million (unaudited), $0.7 million (unaudited), $1.2 million, $1.6 million and $2.4 million, respectively.

AAMES FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Six Months Ended December 31, 2003 (unaudited) and 2002 (unaudited)

and the Years Ended June 30, 2003, 2002 and 2001

Note 16.    Stockholders’ Equity

Six months ended December 31, 2003 (unaudited)

During the six months ended December 31, 2003, the Company issued 8,000 shares of its Common Stock through the exercise of common stock options and received $14,000. The Company cancelled 30,000 shares of Series C Convertible Preferred Stock during the six months ended December 31, 2003.

On September 16, 2003, the Company amended and restated its certificate of incorporation permitting the Company to issue up to 26.7 million shares of a new series of preferred stock, Series E Preferred Stock, par value $0.001 per share. The Series E Preferred Stock is not convertible into any other Company security, is not entitled to receive dividends, ranks pari passu with the Company’s other series of Preferred Stock and has a liquidation preference of $1.00 per share. Subsequently, on September 18, 2003 the Company adopted its 2003 Series E Preferred Stock Option Plan, pursuant to which the Company issued to certain directors and executive officers options to purchase up to 22.2 million shares of Series E Preferred Stock.

During the six months ended December 31, 2003, the Company paid $58.6 million of dividends to holders of its Series B, C and D Convertible Preferred Stock.

Year ended June 30, 2003

During the year ended June 30, 2003, the Company issued 108,000 shares of its Common Stock through the exercise of common stock options and received $92,000.

Year ended June 30, 2002

During the year ended June 30, 2002, the Company issued 637,000 shares of Series D Convertible Preferred Stock, par value $0.001 per share (the “Series D Stock”) to participants in a rights offering. Proceeds from the issuance were approximately $542,000.

Year ended June 30, 2001

During the year ended June 30, 2001, in the second of a two-phase $50.0 million investment by Capital Z which occurred on July 12, 2000, the Company issued 18.0 million of Series D Stock, par value $0.001 per share, to Capital Z for $0.85 per share, its liquidation preference, and received $15.3 million. Net proceeds, after issuance expenses, were $14.3 million. At the same time, Capital Z exchanged the 40.8 million shares of Series C Convertible Preferred Stock (the “Series C Stock”) and the warrants to purchase 5.0 million shares of Series C Stock received in the first phase for an equal number of shares and warrants to purchase Series D Stock.

During the year ended June 30, 2001, the Company issued 179,000 shares of Series C Stock in satisfaction of amounts owed for services rendered by former consultants to the Company. Additionally, during the year ended June 30, 2001, the Company issued 588,000 shares of Series D Stock to the Company’s chief executive officer under his employment agreement at $0.85 per share and received approximately $500,000.

Year ended June 30, 2000

During the year ended June 30, 2000, the Company received $60.8 million of additional capital. Net proceeds to the Company, after issuance expenses, were $59.4 million. The additional capital was received in a

AAMES FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Six Months Ended December 31, 2003 (unaudited) and 2002 (unaudited)

and the Years Ended June 30, 2003, 2002 and 2001

series of transactions with SFP, a partnership controlled by Capital Z, existing shareholders and management of the Company. Such transactions are summarized below.

In the first of a two-phase $50.0 million investment by Capital Z, the Company issued 40.8 million shares of Series C Stock, par value $0.001 per share, for $0.85 per share to Capital Z and received $34.7 million, and issued warrants to Capital Z to purchase 5.0 million shares of the Series C Stock at $0.85 per share. Net proceeds to the Company, after issuance expenses, were $34.3 million.

The Company issued 212,000 shares of the Series C for $5.00 per share and received $1.1 million from members of management. No issuance expenses were incurred in this transaction.

The Company received $4.2 million of additional capital from existing owners of the Company’s Common Stock in connection with its rights offering of up to 6.2 million shares of the Series C Stock to stockholders (the “Rights Offering”). The Company also received $20.8 million of additional capital from Capital Z in connection with Capital Z’s standby commitment to purchase up to $25.0 million unsubscribed shares in the Rights Offering (the “Standby Commitment”). The Company issued an aggregate of 5.0 million shares in connection with the Rights Offering and the Standby Commitment. Net proceeds to the Company, after issuance expenses, were approximately $24.0 million.

Other information

The Company issued warrants to affiliates and employees of an affiliate of Capital Z to purchase an aggregate of 500,000 shares of the Company’s common stock for $5.00 per share in February 1999, and issued warrants to SFP to purchase 5.0 million shares of Series D Stock at $0.85 per share in July 2000. The right to exercise all of the warranties expires on December 31, 2004.

The Company’s Series B Convertible Preferred Stock (the “Series B”), Series C and Series D Stock rank senior in right to dividends and liquidation to all classes of the Company’s common and other preferred stock. The Series C and Series D Stock do not have the right to vote for directors.

Since April 1, 1999, the Company’s Series B, Series C and Series D Stock have accumulated dividends at a rate of 6.5% per annum. On April 1, 2001, the interest rate applicable to the previously accrued but unpaid dividends increased to 8.125% per annum, which compounds quarterly, from 6.5% per annum. At June 30, 2003 and 2002, aggregate accrued and unpaid dividends on the Company’s convertible preferred stock were $51.2 million and $37.8 million, respectively.

In November 1998, the Board of Directors decided to suspend cash dividends on the common stock until the Company’s earnings and cash flows improved. The Financing Facility and certain of the Company’s revolving warehouse and repurchase agreements restrict the Company from paying dividends on either the common stock or the Series B, C and D Stock during the terms of such facilities. The Company obtained waivers from the lenders under the Financing Facility and the revolving warehouse and repurchase agreements to pay dividends in December 2003 on the Series B, C and D Stock.

Note 17.    Transactions Involving Directors, Officers and Affiliates

During the six months ended December 31, 2003 and 2002 and the years ended June 30, 2003, 2002 and 2001, the Company incurred management fees and out-of-pocket expenses in the amount of $0.5 million

AAMES FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Six Months Ended December 31, 2003 (unaudited) and 2002 (unaudited)

and the Years Ended June 30, 2003, 2002 and 2001

(unaudited), $0.5 million (unaudited), $1.4 million, $1.1 million and $1.5 million, respectively, relating to advisory services rendered by Equifin Capital Management, LLC, a company whose three principal officers also serve as directors of the Company.

Of the $58.6 million (unaudited) of dividends paid to holders of its Series B, C and D Convertible Preferred Stock during the six months ended December 31, 2003, $56.9 million (unaudited) was paid to Capital Z. During the year ended June 30, 2003, the Company paid a $500,000 fee to Capital Z for Capital Z’s agreement to act as the limited guarantor on the Company’s Financing Facility. Commencing July 31, 2003 and until November 17, 2003, when the limited guaranty was fully reduced, the Company paid Capital Z an additional $0.6 million (unaudited) based upon a percentage applied to the outstanding limited guaranty amount. During the years ended June 30, 2003, 2002 and 2001, the Company reimbursed Capital Z $40,000, $24,000 and $227,000, respectively, for out-of-pocket expenses.

During the year ended June 30, 2002, SFP entered into an agreement with certain existing bondholders of the Company’s 2006 Debentures pursuant to which SFP subsequently acquired $41.6 million of the Company’s 2006 Debentures. SFP tendered its 2006 Debentures for an equal amount of 2012 Debentures in the Company’s Exchange Offer. During the year ended June 30, 2003, SFP received $16.6 million from the Company for SFP’s portion of the mandatory sinking fund payment made on the 2012 Debentures and SFP forgave $25.0 million of the 2012 Debentures due from the Company.

The Residual Facility with CZI, which expired on March 31, 2003, is discussed in Note 6, Residual Forward Sale Facility.

During the year ended June 30, 2003, the Company did not fund any mortgage loans for its directors and officers and there were no such loans included in loans held for sale in the accompanying balance sheet at June 30, 2003. During the years ended June 30, 2002 and 2001, the Company funded $3.5 million and $1.4 million, respectively, of mortgage loans for certain of its directors and officers. At June 30, 2002, there were $0.5 million of such mortgage loans included in loans held for sale pending disposition.

During the years ended June 30, 2001 and 2000, certain members of management funded a portion of their acquisition of the Company’s Series C Convertible Preferred Stock and Series D Convertible Preferred Stock through the execution of notes payable to the Company. Such notes are secured by the related Series C Convertible Preferred Stock and Series D Convertible Preferred Stock certificates, and also contain recourse provisions in the event of nonpayment by the officers. Aggregate principal and accrued interest receivable due the Company were $0.4 million (unaudited), $0.6 million and $0.8 million at December 31, 2003, June 30, 2003 and 2002, respectively. During the six months ended December 31, 2003, the Company forgave a $0.2 million loan to a former officer and cancelled the Series C Convertible Preferred Shares which previously collateralized the note payable to the Company.

Note 18.    Derivative Financial Instruments

Securitizations—Hedging Interest Rate Risk

In the interim period between loan origination or purchase and securitization of loans, the Company is exposed to interest rate risk. The majority of loans are securitized within 90 days of origination or purchase. However, a portion of the loans are held for sale or securitization for as long as twelve months (or longer, in very limited circumstances) prior to securitization. If interest rates rise during the period that the mortgage loans are

AAMES FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Six Months Ended December 31, 2003 (unaudited) and 2002 (unaudited)

and the Years Ended June 30, 2003, 2002 and 2001

held, the spread between the weighted average interest rate on the loans to be securitized and the pass-through interest rates on the securities to be sold (the latter having increased as a result of market interest rate movements) may narrow. From time to time, the Company mitigates this exposure to rising interest rates through forward interest rate swap agreements or other hedging activities. These hedging activities help mitigate the risk of absolute movements in interest rates.

At December 31, 2003 and June 30, 2003, the Company had no hedge instruments in place. During the six months ended December 31, 2002, gain on sale of loans was reduced by $10.7 million (unaudited) of hedge losses on closed hedge positions. At June 30, 2002, the Company had $70.0 million (notional) of forward interest rate swap agreements in place to mitigate interest rate exposure prior to the sale of its inventory and pipeline of mortgage loans held for sale. Gain on sale of loans during the years ended June 30, 2003 and 2002 includes $10.9 million and $10.8 million, respectively, of derivative related losses. All of the $10.9 million of hedge losses relate to losses on forward interest swap agreements which closed during the year ended June 30, 2003. Of the $10.8 million of such charges during the year ended June 30, 2002, $10.4 million related to losses on forward interest rate swap agreements which closed during the period and $0.4 million related to the Company’s mark to the estimated fair value of forward interest rate swap agreements open at June 30, 2002, respectively.

Credit Risk

The Company is exposed to on-balance sheet credit risk related to its loans held for sale and residual interests. The Company is exposed to off-balance sheet credit risk related to loans which the Company has committed to originate. In addition, the Company is exposed to off balance sheet credit risk related to mortgage loans in securitization trusts.

AAMES FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Six Months Ended December 31, 2003 (unaudited) and 2002 (unaudited)

and the Years Ended June 30, 2003, 2002 and 2001

Note 19.    Basic and Diluted Net (Loss) Per Common Share

The following table sets forth information regarding basic and diluted net income (loss) per common share for the six months ended December 31, 2003 and 2002 and the years ended June 30, 2003, 2002 and 2001 (in thousands except per share data):

	Six Months Ended December 31,		Year Ended June 30,
	2003	2002	2003	2002	2001
	(unaudited)
Basic net income (loss) per common share:
Net income (loss)	$45,843	$11,994	$29,166	$4,546	$(30,524)
Less: Accrued dividends on Series B, C and D Convertible Preferred Stock	(7,316)	(5,856)	(13,469)	(13,788)	(13,921)

Basic net income (loss) to common stockholders	$38,527	$6,138	$15,697	$(9,242)	$(44,445)

Basic weighted average number of common shares outstanding	6,954	6,498	6,558	6,394	6,251

Basic net income (loss) per common shares	$5.54	$0.94	$2.39	$(1.45)	$(7.11)

Diluted net income (loss) per common share:
Basic net income (loss) to common stockholders	$38,527	$6,138	$15,697	$(9,242)	$(44,445)
Plus: Accrued dividends on Series B, C and D Convertible Preferred Stock	7,316	5,856	13,469	—	—
Interest on 5.5% Convertible Subordinated Debentures	1,045	—	—	—	—

Diluted net income (loss) to common stockholders	$46,888	$11,994	$29,166	$(9,242)	$(44,445)

Basic weighted average number of common shares outstanding	6,954	6,498	6,558	6,394	6,251
Plus: Incremental shares from assumed conversions of Series B, C and D Convertible Preferred Stock	85,439	85,547	85,547	—	—
5.5% Convertible Subordinated Debentures	824	—	—	—	—
Incremental shares from assumed exercise of:
Warrants	3,365	—	1,288	—	—
Common stock options	7,805	—	2,660	—	—

Diluted weighted average number of common shares outstanding	104,387	92,045	96,053	6,394	6,251

Diluted net income (loss) per common share	$0.45	$0.13	$0.30	$(1.45)	$(7.11)

Note 20.    Advertising Expense

Production expense during the six months ended December 31, 2003 and 2002 and the years ended June 30, 2003, 2002 and 2001 included charges of $8.6 million (unaudited), $6.6 million (unaudited), $14.2 million, $10.9 million and $9.0 million of advertising expense, respectively.

AAMES FINANCIAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Six Months Ended December 31, 2003 (unaudited) and 2002 (unaudited)

and the Years Ended June 30, 2003, 2002 and 2001

Note 21.    Quarterly Financial Data (Unaudited)

A summary of unaudited quarterly operating results during the six months ended December 31, 2003 and the years ended June 30, 2003 and 2002 follows (in thousands, except per share amounts):

	Three Months Ended
	September 30, 2003	December 31, 2003
Six Months Ended December 31, 2003
Revenue	$73,240	$86,114
Income before income taxes	10,470	17,397
Net income	28,663	17,180
Net income per common share—diluted	0.28	0.17

	Three Months Ended,
	Sept. 30	Dec. 31	Mar. 31	June 30
Fiscal Year Ended June 30, 2003
Revenue	$67,363	$63,996	$65,483	$65,799
Income before income taxes	10,532	3,648	7,591	5,556
Net income	9,914	2,080	6,691	10,481
Net income per common share—diluted	0.12	0.01	0.07	0.10
Fiscal Year Ended June 30, 2002
Revenue	$53,124	$54,552	$57,644	$54,819
Income before income taxes	1,152	2,389	3,174	918
Net income	626	1,537	2,197	186
Net loss per common share—diluted	(0.59)	(0.44)	(0.35)	(0.07)

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholder

Aames Investment Corporation

We have audited the accompanying balance sheet of Aames Investment Corporation (the Company) as of February 27, 2004. The balance sheet is the responsibility of the Company’s management. Our responsibility is to express an opinion on this balance sheet based upon our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of the Company as of February 27, 2004 in conformity with accounting principles generally accepted in the United States.

/s/    ERNST & YOUNG LLP

Los Angeles, California

March 11, 2004

AAMES INVESTMENT CORPORATION

BALANCE SHEET

February 27, 2004

ASSETS

Cash	$300,000

STOCKHOLDER’S EQUITY

Common Stock, par value $0.01 per share; 1,000 shares authorized; 100 shares outstanding	$1
Additional paid-in capital	299,999

Total stockholder’s equity	$300,000

See accompanying notes.

AAMES INVESTMENT CORPORATION

(A wholly-owned subsidiary of Aames Financial Corporation)

NOTES TO BALANCE SHEET

February 27, 2004

(1)    Organization

Aames Investment Corporation (the “Company”), a wholly-owned subsidiary of Aames Financial Corporation, is a newly organized, fully integrated, self-advised finance company focused principally on the business of originating and servicing mortgage loans in the United States. The Company was formed as a Maryland corporation on February 24, 2004. The Company plans to raise common equity in an initial public offering, or IPO, which is anticipated to be finalized during the first half of 2004. Concurrently with the completion of the IPO, the Company will become the parent company for Aames Financial Corporation, a corporation that commenced operations in 1991 and that is engaged principally in originating and servicing mortgage loans.

(2)    Summary of Significant Accounting Policies

(a)  Basis of Presentation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

(3)    Cash

At February 27, 2004, the Company held $300,000 of cash, none of which was restricted. There were no overnight investments at February 27, 2004.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

INTRODUCTION

The following unaudited pro forma condensed consolidated balance sheet of Aames Investment Corporation and subsidiary (Aames Investment) has been prepared as if it had successfully completed its IPO, had completed the merger between Aames Financial Corporation and subsidiaries (Aames Financial) and Newco in which Aames Financial survives, the Aames Financial/Newco merger; and had completed the merger of Aames Financial with and into TRS, the Aames Financial/TRS merger, with TRS surviving as Aames Financial, together referred to as the merger transactions, on December 31, 2003. The unaudited pro forma condensed consolidated income statements for the year ended June 30, 2003 and the six months ended December 31, 2003 have been prepared as if Aames Investment had successfully completed its IPO, and as if the merger transactions occurred on July 1, 2002. These merger transactions will be accounted for as a recapitalization—restructuring of entities under common control with no change in accounting basis.

The unaudited pro forma financial statements are based upon available information and assumptions, as set forth in the notes to unaudited pro forma financial statements, that Aames Investment believes are reasonable in the circumstances.

The unaudited pro forma statements are presented for comparative purposes only and are not necessarily indicative of the future financial position or results of operations of Aames Investment or of the financial position or the results of operations that would have been realized had the merger transactions been consummated during the period or as of the dates for which the unaudited pro forma statements are presented.

These unaudited pro forma statements do not purport to represent what Aames Investment’s financial position and results of operations (a) would actually have been had the merger transactions occurred on those dates or at the beginning of the period or (b) any future date or period.

The unaudited pro forma financial information should be read in conjunction with the historical consolidated financial statements and notes thereto for Aames Investment and Aames Financial, which are both included herein.

AAMES INVESTMENT CORPORATION AND SUBSIDIARY

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

(in thousands)

	As of December 31, 2003
	Aames Financial Historical	Aames Investment Historical	Offering (A)	Merger (B)	Debt Redemption (C)	Pro Forma Aames Investment

ASSETS
Cash and cash equivalents	$11,611	$—	$	$	$	$
Loans held for sale, at lower of cost or market	690,868	—
Advances and other receivables	21,183	—
Residual interests, at estimated fair value	51,979	—
Deferred income taxes	16,206	—
Other	24,337	—

Total assets	$816,184	$—	$	$	$	$

LIABILITIES AND STOCKHOLDERS’ EQUITY
Borrowings	$87,217	$—	$	$	$	$
Revolving warehouse and repurchase facilities	603,051	—
Accounts payable and accrued expenses	34,553	—

Total liabilities	724,821	—

Stockholders’ equity	91,363	—

Total liabilities and stockholders’ equity	$816,184	$—	$	$	$	$

See accompanying notes to unaudited pro forma condensed consolidated financial statements.

AAMES INVESTMENT CORPORATION AND SUBSIDIARY

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED INCOME STATEMENT

(in thousands, except per share data)

	Six Months Ended December 31, 2003
	Aames Financial Historical	Pro Forma Adjustments (D)	Pro Forma Aames Investment
Revenue:
Gain on sale of loans	$90,145	$	$
Origination fees	32,436
Loan servicing	4,177
Interest	32,596

Total revenue	159,354

Expenses:
Personnel	80,893
Production	15,774
General and administrative	24,974
Interest	9,846

Total expenses	131,487

Income before income taxes	27,867
Benefit for income taxes	(17,976)

Net income	$45,843	$	$

Net income to common stockholders:
Basic	$38,527	$	$

Diluted	$46,888	$	$

Net income per common share:
Basic	$5.54	$	$

Diluted	$0.45	$	$

Dividends per common share	$—	$	$

Weighted average number of common shares outstanding:
Basic	6,954

Diluted	104,387

See accompanying notes to unaudited pro forma condensed consolidated financial statements.

AAMES INVESTMENT CORPORATION AND SUBSIDIARY

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED INCOME STATEMENT

(in thousands, except per share data)

	Year Ended June 30, 2003
	Aames Financial Historical	Pro Forma Adjustments (D)	Pro Forma Aames Investment
Revenue:
Gain on sale of loans	$135,573	$	$
Write-down of residual interests	(34,923)
Origination fees	53,198
Loan servicing	8,896
Debt extinguishment income	31,711
Interest	69,186

Total revenue, including write-down of residual interests	263,641

Expenses:
Personnel	131,608
Production	25,849
General and administrative	48,668
Interest	30,189

Total expenses	236,314

Income before income taxes	27,327
Benefit for income taxes	(1,839)

Net income	$29,166	$	$

Net income to common stockholders:
Basic	$15,697	$	$

Diluted	$29,166	$	$

Net income per common share:
Basic	$2.39	$	$

Diluted	$0.30	$	$

Dividends per common share	$—	$	$

Weighted average number of common shares outstanding:
Basic	6,558

Diluted	96,053

See accompanying notes to unaudited pro forma condensed consolidated financial statements.

AAMES INVESTMENT CORPORATION AND SUBSIDIARY

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

PRESENTATION

The accompanying unaudited pro forma condensed consolidated balance sheet of Aames Investment Corporation and subsidiary (Aames Investment) as of December 31, 2003 and the unaudited pro forma condensed consolidated income statements for the six months ended December 31, 2003 and for the year ended June 30, 2003 are based on the historical balance sheet and income statements of Aames Financial Corporation and subsidiaries (Aames Financial), assumes the completion of the IPO, the completion of the Aames Financial/Newco and the Aames Financial/TRS mergers and the application of the net proceeds, to the extent discernable, contractual or as otherwise factually supportable. No historical information for Aames Investment is presented, because it was formed on February 24, 2004 and will not commence operations until the merger with Aames Financial.

The unaudited pro forma condensed consolidated balance sheet assumes all of the following occurred on December 31, 2003:

•	IPO of shares of common stock at $ per share, with net proceeds of $ million;

•	Completion of the Aames Financial/Newco merger and payment of $ million to Aames Financial stockholders; and

•	Payment by Aames Financial from its own funds to redeem its outstanding $64.4 million of convertible subordinated debentures.

The pro forma condensed consolidated balance sheet and income statements represent the consolidated balance sheet and income statements of Aames Investment and its subsidiary, Aames Financial, which will become a taxable REIT subsidiary of Aames Investment upon completion of the merger transactions.

ACCOUNTING TREATMENT

Aames Investment’s merger transactions with Aames Financial have been accounted for as a recapitalization—restructuring of entities under common control with no change in accounting basis.

In the opinion of Aames Investment’s management, all material adjustments necessary to reflect the effects of the preceding transactions have been made. The unaudited pro forma condensed consolidated balance sheet and statements of income are presented for illustrative purposes only and are not indicative of what the actual financial position and results of operations would have been had the IPO and other transactions described above occurred on December 31, 2003, nor does it purport to represent the future financial position and results of operations of Aames Investment.

NOTES AND MANAGEMENT ASSUMPTIONS:

(A) Represents proceeds from the IPO of shares of common stock at $     per share, net of estimated transaction costs of $                .

(B) Reflects the cash payment of $         million due to stockholders of Aames Financial in connection with the Aames Financial/Newco merger.

(C) Represents the payment by Aames Financial through use of its own funds, of $64.4 million to fully redeem the convertible subordinated debentures.

AAMES INVESTMENT CORPORATION AND SUBSIDIARY

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION—(Continued)

(D) Represents an increase in personnel currently contracted for and related salaries (cash salary and restricted stock vesting over three years) and the related income tax impact of acquiring Aames Financial as a taxable REIT subsidiary. The resulting pro forma income is taxed at the applicable federal and state statutory income tax rates.

As the execution of Aames Investment’s business plan is contingent upon the completion of the IPO, it is assumed that the net available proceeds from this offering are held as cash for purposes of this pro forma presentation rather than invested in mortgage loans and mortgage securities on a leveraged basis as contemplated by its business plan. Other significant differences in Aames Investment’s contemplated business plan versus the pro forma presentation include the retention in Aames Investment of a portion of loans originated by Aames Financial, which have historically been sold to third party investors and are a significant source of historical revenues.

In addition, retention of such loans in Aames Investment would generate additional qualifying interest income for purposes of the REIT gross income tests and would not be otherwise subject to corporate income tax, but would be subject to the REIT distribution requirements. As Aames Investment’s contemplated business plan assumes the merger transaction with Aames Financial as a taxable REIT subsidiary, the pro forma analysis indicates pro forma net income taxed at statutory federal and state corporate tax rates. As a result, the pro forma financial data is not necessarily indicative of what its actual financial position and results of operations would have been as of the date and for the periods indicated, nor does it purport to represent future financial position or results of operations.

(E) Pro forma basic income per share and pro forma diluted income per share are calculated by dividing period net income by the weighted average basic and diluted shares outstanding, respectively.

Annex A

Agreement and Plan of Merger

[to be filed by amendment]

Annex B

Equity Incentive Plan

[to be filed by amendment]

Annex C

Delaware Appraisal Rights Provision

§ 262. Appraisal rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constitutent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constitutent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constitutent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty which is established by a final judgment and which is material to the cause of action. Our charter contains such a provision which eliminates directors’ and officers’ liability to the maximum extent permitted by Maryland law.

Our charter authorizes us and our bylaws obligate us, to the maximum extent permitted by Maryland law, to indemnify any present or former director or officer or any individual who, while a director or officer of ours and at our request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee, from and against any claim or liability to which that individual may become subject or which that individual may incur by reason of his or her service in such capacities and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding. The charter and bylaws also permit us to indemnify and advance expenses to any individual who served a predecessor of us in any of the capacities described above and any employee or agent of us or our predecessors.

Maryland law requires a corporation (unless its charter provides otherwise, which the charter does not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he is made a party by reason of his service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

Insofar as the foregoing provisions permit indemnification of directors, officers or persons controlling us for liability arising under the Securities Act, we have been informed that in the opinion of the Securities and Exchange Commission, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 21.	Financial Statements and Exhibits

(a) Financial Statements, all of which are included in the Prospectus:

See Index to Financial Statements.

(b) Exhibits*

2.1	Agreement and plan of merger**

3.1	Form of Charter

3.3	Form of Bylaws

4.1	Form of Common Stock Certificate**

5.1	Opinion of Venable LLP regarding the validity of the securities being registered**

8.1	Opinion of Mayer, Brown, Rowe & Maw LLP regarding tax matters**

21.1	List of Subsidiaries**

23.1	Consent of Venable LLP (included as part of Exhibit 5.1)**

23.2	Consent of Ernst & Young LLP (Aames Financial Corporation and Aames Investment Corporation)

23.3	Consent of Mayer, Brown, Rowe & Maw LLP (included as part of Exhibit 8.1)**

24.1	Power of Attorney (included on signature page)

*	Material contracts to be filed by amendment
**	To be filed by amendment

Item 22.	Undertakings

The Registrant hereby undertakes:

(1) The undersigned registrant undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

(2) (a) The undersigned registrant hereby undertakes as follows: That prior to any public re-offering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(a), the issuer undertakes that such re-offering prospectus will contain the information called for by the applicable registration form with respect to re-offerings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(b) The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (a) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933, as amended, (the Act), and is used in connection with an offering of securities subject to Rule 415 will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(4) For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(5) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, on March 23, 2004.

AAMES INVESTMENT CORPORATION

By:	/s/ A. JAY MEYERSON

A. Jay Meyerson Chief Executive Officer

Each person whose signature appears below constitutes and appoints each of Jon D. Van Deuren and John F. Madden, Jr., or either of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and re-substitution, for him or her and his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ A. JAY MEYERSON A. Jay Meyerson	Chief Executive Officer (Principal Executive Officer)	March 23, 2004

/s/ RONALD J. NICOLAS, JR. Ronald J. Nicolas, Jr.	Executive Vice President—Finance and Chief Financial Officer (Principal Financial Officer)	March 23, 2004

/s/ JON D. VAN DEUREN Jon D. Van Deuren	Senior Vice President—Finance and Chief Accounting Officer (Principal Accounting Officer)	March 23, 2004

/s/ JOHN F. MADDEN, JR. John F. Madden, Jr.	Director	March 23, 2004

EXHIBIT INDEX

Exhibits*

2.1	Agreement and plan of merger**

3.1	Form of Charter

3.3	Form of Bylaws

4.1	Form of Common Stock Certificate**

5.1	Opinion of Venable LLP regarding the validity of the securities being registered**

8.1	Opinion of Mayer, Brown, Rowe & Maw LLP regarding tax matters**

21.1	List of Subsidiaries**

23.1	Consent of Venable LLP (included as part of Exhibit 5.1)**

23.2	Consent of Ernst & Young LLP

23.3	Consent of Mayer, Brown, Rowe & Maw LLP (included as part of Exhibit 8.1)**

24.1	Power of Attorney (included on signature page)

*	Material contracts to be filed by amendment
**	To be filed by amendment